Exhibit 99.2

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

NOTICES OF SPECIAL MEETINGS

AND

JOINT MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE ALL-SHARE MERGER OF EQUALS BY MEANS OF A PLAN OF ARRANGEMENT

OF

PMI GOLD CORPORATION

AND

KEEGAN RESOURCES INC.

TO CREATE

ASANKO GOLD INC.

January 17, 2013

Unless otherwise stated, the information herein is current as of January 17, 2013

If you have questions or require assistance with voting your shares, you may contact the proxy solicitation agents:

The Laurel Hill Advisory Group
North American Toll Free Number: 1 877 452 7184
Collect Calls Outside North America: 416 304 0211

Orient Capital Pty Ltd. (for holders of PMI CHESS Depositary Interests)
In Australia by telephone at 1 800 250 297 or outside of Australia by telephone at +61 2 8280 7610

NOTICE TO NON-REGISTERED HOLDERS OF PMI SHARES AND
KEEGAN SHARES

These shareholder materials are being sent to both registered and non-registered holders of shares. If you are a non-registered holder and PMI or its agent or Keegan or its agent, as applicable, has sent these materials directly to you, your name and address and information about your holdings of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding shares on your behalf.

TABLE OF CONTENTS

LETTER TO PMI SECURITYHOLDERS	i
LETTER TO KEEGAN SHAREHOLDERS	v
NOTICE OF SPECIAL MEETING OF PMI GOLD CORPORATION SHAREHOLDERS	ix
NOTICE OF SPECIAL MEETING OF KEEGAN RESOURCES INC. SHAREHOLDERS	xii
JOINT MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Contained In This Information Circular	1
Cautionary Notice Regarding Forward-Looking Statements and Information	2
Information for Beneficial Shareholders	4
Information For United States Securityholders	5
Technical Information	7
Currency Exchange Rates	7
SUMMARY INFORMATION	9
The Companies	9
The Meetings	9
Arrangement Considerations and Benefits of the Arrangement	10
Effect of the Arrangement	12
Recommendations of the PMI Board	12
Recommendations of the Keegan Board	12
The Arrangement Agreement	13
Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement	13
Interests of Certain Persons or Companies in the Arrangement	13
Risk Factors	14
Macquarie Canada Fairness Opinion	14
Canaccord Genuity Fairness Opinion	14
Final Order	14
Right to Dissent	15
Canadian, United States and Australian Income Tax Considerations	15
Stock Exchange Listing Approvals	15
Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting	15
PART I — THE ARRANGEMENT	17
Background to the Arrangement	17
Arrangement Considerations and Benefits of the Arrangement	21
Voting Agreements	23
Recommendations of the PMI Board	24
Recommendations of the Keegan Board	25
Risk Factors Related to the Arrangement	25
Effect of the Arrangement	27
Consulting Agreements and Retention Bonuses	28
Capital of Asanko Gold	29
Directors and Officers of Asanko Gold Following the Arrangement	29
Auditors of Asanko Gold	30
The Arrangement Agreement	30
Procedure for the Arrangement Becoming Effective	41
Approval of PMI Shareholders Required for the Arrangement	41
Approval of Keegan Shareholders Required for the Arrangement	41
Court Approvals	42
Stock Exchange Listing Approvals	43
Macquarie Canada Fairness Opinion	43
Canaccord Genuity Fairness Opinion	44
Timing	44

( i )

Keegan Share Certificates	45
Exchange of Certificates and DRS Advice Representing your PMI Shares and PMI CDIs	45
Treatment of Fractional Shares	47
Return of PMI Shares	47
Mail Service Interruption	47
Lost Certificates	47
Right to Dissent	48
Interests of Certain Persons or Companies in the Arrangement	49
Expenses of the Arrangement	53
Securities Law Matters	53
Judicial Developments	55
Legal Matters	56
Experts of PMI and Keegan	56
Certain Canadian Federal Income Tax Considerations	56
Certain United States Federal Income Tax Considerations	61
Certain Australian Tax Considerations	74
PART II— PRO FORMA INFORMATION OF ASANKO GOLD AFTER GIVING EFFECT TO THE ARRANGEMENT	79
Pro Forma Financial Information for Asanko Gold	79
Business Objectives of Asanko Gold	79
Directors and Officers of Asanko Gold Upon Completion of the Arrangement	79
Auditors of Asanko Gold	83
Pro Forma Consolidated Capitalization	83
Shareholder Rights Plan	84
Principal Holders of Asanko Gold Shares	89
Update on Australian Regulatory Matters	89
PART III — INFORMATION CONCERNING PMI	90
General	90
Documents Incorporated by Reference	90
Dividend History	92
Prior Sales	92
Price Range and Trading Volume of PMI Shares	93
Risk Factors	94
Legal Proceedings	94
Auditors, Transfer Agent and Registrar	94
Additional Information	94
Directors’ Approval	95
PART IV — INFORMATION CONCERNING KEEGAN	96
General	96
Documents Incorporated by Reference	97
Dividend History	98
Prior Sales	99
Price Range and Trading Volume of Keegan Shares	99
Risk Factors	100
Legal Proceedings and Regulatory Actions	100
Auditors, Transfer Agent and Registrar	100
Additional Information	100
Directors’ Approval	101
PART V— GENERAL PROXY MATTERS — PMI	102
Solicitation of Proxies	102
Appointment and Revocation of Proxies	102
Record Date	103
Signature of Proxy	103

( ii )

Exercise of Discretion of Proxy	103
Registered Holder of PMI Shares	103
Non-Registered Holders of PMI Shares	104
Voting Securities and Principal Holders Thereof	105
Indebtedness of Directors and Executive Officers of PMI	105
Interest of Informed Persons in Material Transactions	105
Statement of Rights	105
Procedure and Votes Required	106
PART VI — GENERAL PROXY MATTERS — KEEGAN	107
Solicitation of Proxies	107
Appointment and Revocation of Proxies	107
Record Date	108
Signature of Proxy	108
Exercise of Discretion of Proxy	108
Registered Holder of Keegan Shares	108
Non-Registered Holders of Keegan Shares	109
Voting Securities and Principal Holders Thereof	109
Description of Securities Being Distributed	109
Keegan Board and Election of Directors	110
Securities Authorized For Issuance Under Equity Compensation Plans	110
Indebtedness of Directors and Executive Officers of Keegan	110
Interest of Informed Persons in Material Transactions	110
Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting	111
Statement of Rights	117
Procedure and Votes Required	118
GLOSSARY OF TERMS	119
CONVENTIONS	131
AUDITORS’ CONSENT	132
CONSENT OF MACQUARIE CAPITAL MARKETS CANADA LTD.	133
CONSENT OF CANACCORD GENUITY CORP.	134

APPENDICES

Appendix A   PMI Arrangement Resolution
Appendix B   Keegan Transaction Resolutions
Appendix C   Interim Order
Appendix D  Notice of Petition of Hearing
Appendix E  Plan of Arrangement
Appendix F  Macquarie Canada Fairness Opinion
Appendix G Canaccord Genuity Fairness Opinion
Appendix H Asanko Gold Unaudited Pro Forma Consolidated Financial Statements
Appendix I   Division 2 of Part 8 of the Business Corporations Act (British Columbia)
Appendix J   Description of the Keegan Option Plan
Appendix K  New Keegan Option Plan
Appendix L  Keegan Performance Rights Plan
Appendix M Keegan New Articles

( iii )

January 17, 2013

Dear Fellow PMI Securityholders:

You are invited to attend a special meeting (the “PMI Shareholders’ Meeting”) of the holders (“PMI Shareholders”) of common shares (“PMI Shares”) of PMI Gold Corporation (“PMI”) to be held at the CWA House, 1174 Hay Street, West Perth, Western Australia at 8:30 am (Perth time) on February 20, 2013. At the PMI Shareholders’ Meeting, you will be asked to consider a special resolution to approve the proposed all-share merger of equals of PMI and Keegan Resources Inc. (“Keegan”) to be completed by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 10:00 am (Vancouver time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the PMI Shareholders’ Meeting. PMI Shareholders whose PMI Shares are listed on the Australian Securities Exchange and are therefore held in the form of CHESS Depositary Interests must complete the enclosed voting instruction form and submit it to Computershare Investor Services Pty Limited by 8:30 am (Perth time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the PMI Shareholders’ Meeting.

PMI and Keegan entered into an arrangement agreement dated December 5, 2012 (the “Arrangement Agreement”). Under the Arrangement Agreement, it was agreed that it was practical to adopt the Keegan corporate structure as the vehicle for the combined entities. To fully recognize the all-share merger of equals transaction unanimously approved by your board of directors, Keegan will change its name to “Asanko Gold Inc.” (“Asanko Gold”) immediately prior to the completion of the transactions contemplated in the Arrangement. Asanko Gold will then acquire all of the issued and outstanding PMI Shares such that, in accordance with the Arrangement, each PMI Shareholder will receive 0.21 common shares of Asanko Gold (“Asanko Gold Shares”) for each PMI Share held (the “Exchange Ratio”). As a result of the Arrangement, PMI will become a wholly-owned subsidiary of Asanko Gold. Following the completion of the Arrangement, existing Keegan Shareholders and PMI Shareholders will each own approximately 50% of Asanko Gold, inclusive of currently in-the-money dilutive securities. The Asanko Gold Shares that will be issued to PMI Shareholders under the Arrangement are required to be listed on the Toronto Stock Exchange, the Australian Securities Exchange and the NYSE MKT Equities Exchange upon completion of the Arrangement.

In addition, all outstanding options and warrants of PMI that have not been duly exercised prior to the effective time of the Arrangement (the “Effective Time”) will be exchanged for options (the “Replacement Options”) and warrants (the “Replacement Warrants”), as the case may be, of Asanko Gold that will entitle the holders to receive, upon exercise thereof, Asanko Gold Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the Effective Time.

There are many anticipated benefits of the proposed combination of PMI and Keegan. It is anticipated that the formation of Asanko Gold by the merger will create one of the leading West African gold development companies within which the expanded technical expertise will unlock the full value of PMI’s Obotan Gold Project and Keegan’s Esaase Gold Project in Ghana.  The combination of PMI and Keegan will provide PMI Shareholders with the opportunity to continue participating in the development of PMI’s current asset bases as well as the advantages of participating in a second growth opportunity provided by the merger with Keegan.

i

The key anticipated benefits of the merger to PMI’s shareholders can be summarised as follows:

•
Substantially increased gold resources (measured and indicated gold resources of 6.94 million ounces at an average grade of 1.90 grams per tonne and inferred resources of 2.65 million ounces at an average grade of 1.87 grams per tonne);

•	Increased cash reserves of $340 million to finance the development of the Obotan Gold Project and mitigate debt financing and hedging risks for the development of that project;

•	The Obotan Gold Project can proceed to construction quickly – approximately 200,000 ounces per year with first gold pour expected in 2014;

•
Development of an expanded growth profile within a single geographic gold district in Ghana, within which Asanko Gold will hold a significant land position of over 70 kilometers of belt strike to explore for new gold deposits;

•	Development of an expanded company in a single country that has a long history of gold mining rather than in multiple jurisdictions with differing operational circumstances and risks;

•	Asanko Gold will be run by an experience mine development and operational executive and management team;

•	The development of the Esaase Gold Project can be funded from cash flow – additional 150,000 to 200,000 ounces per year;

•
Asanko Gold is expected to benefit from targeted operational and capital synergies through an optimization analysis – the Obotan Gold Project and Esaase Gold Project is located within a 15 kilometer radius;

•	Asanko Gold will have an enhanced capital markets presence – Asanko Gold is expected to appeal to a broader shareholder base, increase analytical following and improve share trading liquidity; and

•	The Arrangement is expected to be tax neutral or deferred for substantially all participants.

The board of directors and management of Asanko Gold will draw from the expertise of both PMI and Keegan. Peter Buck and Shawn Wallace, the respective Chairman of PMI and Keegan will become Co-Chairmen, while Peter Breese, Keegan’s Chief Executive Officer, and Collin Ellison, PMI’s Managing Director and Chief Executive Officer, will respectively assume the offices of Chief Executive Officer and President of Asanko Gold. Other senior management will be determined following completion of the Arrangement.

On immediate completion of the Arrangement and to further reflect the merger of equals nature of this transaction, the proposed board of directors of Asanko Gold will be comprised of three directors from each of PMI and Keegan with a seventh independent director to be appointed thereafter. Peter Buck, Ross Ashton and Dr. John A. Clarke from PMI and Shawn Wallace, Colin Steyn and Gordon Fretwell from Keegan will form the initial board of directors of Asanko Gold.

Your board of directors has UNANIMOUSLY determined that the Arrangement is fair to PMI Shareholders and is in the best interests of PMI and its shareholders.  Accordingly, your board of directors is unanimously recommending that you vote IN FAVOUR of the Arrangement at the PMI Shareholders’ Meeting.  In arriving at this view, your board of directors, as well as a special committee created for the purpose of considering the Arrangement, considered among other things, the opinion of Macquarie Capital Markets Canada Ltd. that, as of December 5, 2012, and subject to various assumptions and limitations set forth in the opinion, the consideration to be received by PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to PMI Shareholders. See the section in the accompanying joint management information circular (the “Information Circular”) entitled “Macquarie Canada Fairness Opinion” and Appendix F for a copy of the opinion of Macquarie Capital Markets Canada Ltd.

To be effective, the resolution approving the Arrangement (the “PMI Arrangement Resolution”) must be approved by an affirmative vote of (i) at least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting, after excluding votes cast by Macquarie Group Limited whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Completion of the proposed Arrangement is also conditional upon the approval of Keegan Shareholders at a special meeting of such shareholders, the approval of the Supreme Court of British Columbia and receipt of required regulatory, stock exchange and third party approvals.

In connection with the Arrangement, the directors and executive officers of PMI who, as of December 5, 2012 collectively owned or controlled PMI Shares and options exercisable for PMI Shares representing approximately 4.07% of the then outstanding PMI Shares on a fully diluted basis, have entered into voting agreements with Keegan pursuant to which they have agreed, among other things, to vote their PMI Shares in favour of the PMI Arrangement Resolution.

If you are a registered PMI Shareholder, please complete the enclosed letter of transmittal in accordance with the instructions included, sign it and return it to Computershare Investor Services Inc. in the envelope provided, together with the share certificates representing your PMI Shares. The letter of transmittal contains complete instructions on how to exchange the share certificate(s) representing your PMI Shares and receive a Direct Registration Advice representing your Asanko Gold Shares. You will not receive your Direct Registration Advice representing your Asanko Gold Shares until after the Arrangement is completed and you have returned your properly completed documents, including the letter of transmittal, and the share certificate(s) representing your PMI Shares to Computershare Investor Services Inc. If your PMI Shares are not registered in your name but are held by a nominee, please contact your nominee for instructions. Please see the accompanying Information Circular and the enclosed letter of transmittal for more information with respect to the Direct Registration Advice that will represent the Asanko Gold Shares.

Subject to the qualifications in the accompanying Information Circular, the exchange of PMI Shares for Asanko Gold Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to PMI Shareholders under Canadian, Australian or, subject to the passive foreign investment company rules, U.S. federal income tax laws. For additional information and a general discussion of such tax considerations, see the sections entitled “Part I— The Arrangement — Certain Canadian Federal Income Tax Considerations”, “Part I – The Arrangement – Certain Australian Tax Considerations” and “Part I— The Arrangement — Certain United States Federal Income Tax Considerations” in the accompanying Information Circular.

The accompanying Information Circular contains a detailed description of the Arrangement as well as detailed information regarding PMI and Keegan and certain pro forma and other combined information regarding Asanko Gold after giving effect to the Arrangement. It also includes certain risk factors relating to completion of the Arrangement and the potential consequences of a PMI Shareholder exchanging his or her PMI Shares for Asanko Gold Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Your management and Board of Directors are excited about the growth prospects and potential value creation for shareholders that the merger of equals with Keegan will bring. We believe that combining the strengths of these two companies on a 50-50 ownership basis will position Asanko Gold to thrive.

On behalf of the board of directors of PMI, we would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward.

We look forward to seeing you at the PMI Shareholders’ Meeting.

Yours very truly,

BY ORDER OF THE BOARD OF DIRECTORS OF PMI GOLD CORPORATION

(Signed) “Peter Buck”
Chairman of the Board of Directors
PMI Gold Corporation

January 17, 2013

Dear Fellow Keegan Shareholders:

You are invited to attend a special meeting (the “Keegan Shareholders’ Meeting”) of the holders (“Keegan Shareholders”) of common shares (“Keegan Shares”) of Keegan Resources Inc. (“Keegan”) to be held at Suite 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia at 4:30 pm (Vancouver time) on February 19, 2013.  At the Keegan Shareholders’ Meeting, you will be asked to consider certain resolutions (the “Keegan Transaction Resolutions”) with respect to the proposed all-share merger of equals of Keegan and PMI Gold Corporation (“PMI”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) to create a new company, Asanko Gold Inc. (“Asanko Gold”).

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), as soon as possible but not later than 4:30 pm (Vancouver time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Keegan Shareholders’ Meeting.

The board of directors of Keegan has UNANIMOUSLY determined that the Arrangement is fair to Keegan Shareholders and is in the best interests of Keegan and Keegan Shareholders.  Accordingly, the board of directors is unanimously recommending that you vote IN FAVOUR of the Keegan Transaction Resolutions.

PMI and Keegan entered into an arrangement agreement dated December 5, 2012 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, Keegan will change its name to “Asanko Gold Inc.” (“Asanko Gold”) immediately prior to the completion of the transactions contemplated in the Arrangement. Asanko Gold will then acquire all of the issued and outstanding PMI Shares such that, in accordance with the Arrangement, each PMI Shareholder will receive 0.21 common shares of Asanko Gold (“Asanko Gold Shares”) for each PMI Share held (the “Exchange Ratio”). As a result of the Arrangement, PMI will become a wholly-owned subsidiary of Asanko Gold. Following the completion of the Arrangement, existing Keegan Shareholders and PMI Shareholders will each own approximately 50% of Asanko Gold inclusive of currently in-the-money dilutive securities. The Asanko Gold Shares are required to be listed on the Toronto Stock Exchange, the Australian Securities Exchange and the NYSE MKT Equities Exchange upon completion of the Arrangement.

In addition, all outstanding options and warrants of PMI that have not been duly exercised prior to the effective time of the Arrangement (the “Effective Time”) will be exchanged for options (the “Replacement Options”) and warrants (the “Replacement Warrants”), as the case may be, of Asanko Gold that will entitle the holder to receive, upon exercise thereof, Asanko Gold Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the Effective Time.

Our board of directors believes that the Arrangement is strategically compelling and will create a more diversified business with greater scale, scope, reach and efficiencies, generating substantial benefits for all stakeholders.  Specific anticipated benefits of the Arrangement include:

v

•
Asanko Gold is set to become the leading gold development company in West Africa with near term production expected from a unitized project comprised of two nearby gold deposits – the Obotan Gold Project and Esaase Gold Project;

•	Asanko Gold will have an enlarged, more diverse resource base:

o	measured and indicated resources of combined projects equalling 6.94 million ounces at an average grade of 1.90 grams per tonne;

o	additional inferred resources of combined projects equalling 2.65 million ounces at an average grade of 1.87 grams per tonne;

•	Asanko Gold will be strongly capitalized with over $340 million in cash on hand and no debt outstanding;

•	The Obotan Gold Project can proceed to construction quickly -- approximately 200,000 ounces per year with first gold pour expected in 2014;

•	The development of the Esaase Gold Project can be funded from cash flow -- additional 150,000 to 200,000 ounces per year;

•
Asanko Gold is expected to benefit from targeted operational and capital synergies through a 2013 optimization analysis – the Obotan Gold Project and Esaase Gold Project are located within a 15 kilometer radius;

•	Asanko Gold will be run by an experienced mine development and operational executive and management team;

•
Exploration upside opportunities will be available with the consolidated Asankrangwa gold belt -- over 70 kilometers of belt strike anchored by the Obotan Gold Project and Esaase Gold Project deposits and over 1,000 square kilometers in Ghana, as well as planned growth through exploration of numerous high priority targets on the belt as well as Kubi and Asumura;

•	Asanko Gold will have an enhanced capital markets presence – Asanko Gold is expected to appeal to a broader shareholder base, increase analytical following and improve share trading liquidity;

•	the Arrangement is expected to be tax neutral or deferred for substantially all participants; and

•
Asanko Gold Shares issued to PMI Shareholders under the Arrangement will be free of trading restrictions in Canada and United States (except for affiliated persons); Asanko Gold Shares are required to be listed on the TSX, ASX and NYSE MKT Equities Exchange upon completion of the Arrangement.

For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the accompanying joint management information circular entitled “Part I – The Arrangement – Arrangement Considerations and Benefits of the Arrangement”.

Following the completion of the Arrangement, I, Shawn Wallace, and Mr. Peter Buck, the current Chairman of PMI, will serve as Co-Chairmen of the board of directors of Asanko Gold.  Mr. Peter Breese, the current President and Chief Executive Officer of Keegan, will continue to serve as Chief Executive Officer of Keegan, and Mr. Collin Ellison, the current Managing Director and Chief Executive Officer of PMI, will serve as President of Asanko Gold. The other senior management of Asanko Gold will be determined following completion of the Arrangement.

Following the completion of the Arrangement and to further reflect the merger of equals nature of this transaction, the proposed board of directors of Asanko Gold will be comprised of three current directors of each of Keegan and PMI and a seventh director to be appointed thereafter.  Shawn Wallace, Colin Steyn and Gordon Fretwell from Keegan and Peter Buck, Ross Ashton and John A. Clarke from PMI will form the initial board of directors of Asanko Gold.

Our board of directors has UNANIMOUSLY determined that the Arrangement is fair to Keegan Shareholders and is in the best interests of Keegan and its shareholders.  Accordingly, our board of directors is unanimously recommending that you vote IN FAVOUR of the Keegan Transaction Resolutions at the Keegan Shareholders’ Meeting.  In arriving at this view, our board of directors, as well as a special committee created for the purpose of considering the Arrangement, considered among other things, the opinion of Canaccord Genuity Corp. that, as of December 5, 2012, and subject to various assumptions and limitations set forth in the opinion, the Exchange Ratio is fair, from a financial point of view, to Keegan Shareholders.  See the section in the accompanying joint management information circular entitled “Part I – The Arrangement - Canaccord Genuity Fairness Opinion” and Appendix G for a copy of the opinion of Canaccord Genuity Corp.

In connection with the Arrangement, the directors and executive officers of Keegan, who, as of December 5, 2012, collectively owned or controlled Keegan Shares and options and warrants exercisable for Keegan Shares representing approximately 4.38% of the then outstanding Keegan Shares on a fully diluted basis, have entered into support and voting lock-up agreements with PMI.  Under these agreements they have, in their capacities as Keegan Shareholders, agreed to support the Arrangement and to vote their Keegan Shares in favour of the issuance of Keegan Shares to PMI Shareholders pursuant to the Arrangement.

PMI Shareholders will be asked to approve the Arrangement at a shareholders’ meeting to be held at the same time as the Keegan Shareholders’ Meeting.  After the Keegan Shareholders’ Meeting, PMI will seek the approval of the Supreme Court of British Columbia for the Arrangement.  The Board of Directors of PMI has unanimously approved the Arrangement and is unanimously recommending that the PMI Shareholders vote in favour of it.

In addition to shareholder and court approvals, the transaction is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.  We currently expect the Arrangement to be completed in the first quarter of calendar 2013.

The accompanying joint management information circular contains a detailed description of the Arrangement and the Keegan Shareholders’ Meeting, as well as detailed information regarding Keegan and PMI and certain pro forma and other combined information regarding Keegan after giving effect to the Arrangement.  Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor.

Your management and board of directors are excited about the growth prospects and potential value creation for Keegan Shareholders that the combination with PMI will bring. Combining the strengths of these two companies will position Asanko Gold, to thrive as a leading West African gold development company with Keegan Shareholders holding an approximately 50% interest in Asanko Gold Shares.

On behalf of the board of directors of Keegan, we would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed all-share merger of equals with PMI forward.

We look forward to seeing you at the Keegan Shareholders’ Meeting.

Yours very truly,

BY ORDER OF THE BOARD OF DIRECTORS OF KEEGAN RESOURCES INC.

(Signed) “Shawn Wallace”
Chairman of the Board of Directors
Keegan Resources Inc.

PMI GOLD CORPORATION

NOTICE OF SPECIAL MEETING OF PMI GOLD CORPORATION SHAREHOLDERS

to be held on February 20, 2013

NOTICE IS HEREBY GIVEN that pursuant to the proposed acquisition by Keegan Resources Inc. (“Keegan”) of all of the issued and outstanding common shares (“PMI Shares”) of PMI Gold Corporation (“PMI”) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) a special meeting (the “PMI Shareholders’ Meeting”) of the holders (“PMI Shareholders”) of PMI Shares will be held at the CWA House, 1174 Hay Street, West Perth, Western Australia at 8:30 am (Perth time) on February 20, 2013, for the following purposes:

(a)
to consider and, if thought advisable, to approve, with or without variation, a special resolution (the “PMI Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular of PMI and Keegan dated January 17, 2013 (the “Information Circular”), to approve the Arrangement all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the PMI Shareholders’ Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the PMI Shareholders’ Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for the determination of PMI Shareholders entitled to receive notice of and to vote at the PMI Shareholders’ Meeting was January 16, 2013. Only PMI Shareholders whose names have been entered in the register of PMI Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the PMI Shareholders’ Meeting.

Each PMI Share entitled to be voted at the PMI Shareholders’ Meeting will entitle the holder to one vote on all matters to come before the PMI Shareholders’ Meeting.

To be effective, the PMI Arrangement Resolution must be approved by an affirmative vote of (i) at  least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting, after excluding votes cast by Macquarie Group Limited whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. See the section in the accompanying Information Circular entitled “Part I – The Arrangement – Interests of Certain Persons or Companies in the Arrangement – Other Interests”.

Completion of the proposed Arrangement is also conditional upon certain other matters described in the Information Circular, including the approval of the Supreme Court of British Columbia and receipt of required regulatory, stock exchange and third party approvals.

Your vote is important regardless of the number of PMI Shares you own.  Whether or not you are able to attend, if you are a registered PMI Shareholder, we urge you to complete the enclosed form of proxy and return it in the envelope provided. A PMI Shareholder may attend the PMI Shareholders’ Meeting in person or may be represented by proxy. PMI Shareholders who are unable to attend the PMI Shareholders’ Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the PMI Shareholders’ Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department), not later than 10:00 am (Vancouver time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the PMI Shareholders’ Meeting. PMI Shareholders whose PMI Shares are listed on the Australian Securities Exchange and are therefore held in the form of CHESS Depositary Interests must complete the enclosed voting instruction form and submit it to Computershare Investor Services Pty Limited by 8:30 am (Perth time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the PMI Shareholders’ Meeting. Notwithstanding the foregoing, the Chairman of the PMI Shareholders’ Meeting has the discretion to accept proxies received after such deadline. PMI Shareholders who do not hold their shares in the form of CHESS Depositary Interests may also vote using the Internet (www.investorvote.com), the telephone (1-866-732-VOTE (8683)/312-588-4290 (Outside North America)) or by facsimile (1-866-249-7775/416-263-9524 (Outside North America)) to transmit voting instructions on or before the date and time noted above, and may also use the Internet or fax option to appoint a proxyholder to attend and vote on behalf of the PMI Shareholder, at the PMI Shareholders’ Meeting. For information regarding voting or appointing a proxy by internet, facsimile or voting by telephone, see the form of proxy for PMI Shareholders and/or the Information Circular section entitled “Part V— General Proxy Matters — PMI” in the accompanying Information Circular.

If a PMI Shareholder receives more than one form of proxy because such holder owns PMI Shares registered in different names or addresses, each form of proxy should be completed and returned.

The form of proxy confers discretionary authority with respect to (i) amendments or variations to the matters of business to be considered at the PMI Shareholders’ Meeting; and (ii) other matters that may properly come before the PMI Shareholders’ Meeting. As of the date hereof, management of PMI knows of no amendments, variations or other matters to come before the PMI Shareholders’ Meeting other than the matters set forth in this notice of special meeting. PMI Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote IN FAVOUR of the PMI Arrangement Resolution.

If you are a non-registered PMI Shareholder and have received these materials through your broker or through another intermediary, please complete and return the proxy form or request for voting instructions provided to you by your broker or other intermediary in accordance with the instructions provided thereon.

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agents: for holders of TSX-listed shares, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com, or for holders of ASX-listed CHESS Depositary Interests, Orient Capital Pty Ltd. between 8:30 a.m. and 7:30 p.m. (Sydney time), Monday – Friday by telephone in Australia at 1-800-250-297 or outside of Australia by telephone at +61 2 8280 7610.

x

Dated at the City of Vancouver, in the Province of British Columbia, this 17th day of January, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF PMI GOLD CORPORATION

(Signed) “Peter Buck”
Chairman of the Board of Directors
PMI Gold Corporation

KEEGAN RESOURCES INC.

NOTICE OF SPECIAL MEETING OF KEEGAN RESOURCES INC. SHAREHOLDERS

to be held on February 19, 2013

NOTICE IS HEREBY GIVEN that pursuant to the proposed acquisition by Keegan Resources Inc. (“Keegan”) of all of the issued and outstanding common shares (“PMI Shares”) of PMI Gold Corporation (“PMI”) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) a special meeting (the “Keegan Shareholders’ Meeting”) of the holders (“Keegan Shareholders”) of common shares (“Keegan Shares”) in the capital of Keegan will be held in Suite 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia at 4:30 pm (Vancouver time) on February 19, 2013 for the following purposes:

(a) to consider and, if thought advisable, to approve, with or without variation, a special resolution (the “Keegan Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying joint management information circular of PMI and Keegan dated January 17, 2013 (the “Information Circular”), approving:

(i)
in accordance with the TSX Company Manual, the issuance, or reservation for issuance, as the case may be, by Keegan, pursuant to the arrangement agreement dated December 5, 2012, between PMI and Keegan (the “Arrangement Agreement”), of 89,767,038 Keegan Shares, representing 105.57% of the issued and outstanding Keegan Shares as at the date of the Information Circular, being the number of Keegan Shares necessary to give effect to the Arrangement;

(ii)	the adoption of new articles of Keegan to comply with the requirements of the Australian Securities Exchange (the “ASX”) and Australian regulations; and

(iii)	effective as of the Effective Time (as defined in the Arrangement Agreement) or as soon as possible thereafter, the change of name of Keegan from “Keegan Resources Inc.” to “Asanko Gold Inc.”;

(b)
to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix B to the Information Circular, approving a new Keegan share option plan to comply with the current listing rules of the ASX and Australian regulations (the “Keegan Share Option Plan Resolution”);

(c)
to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix B to the Information Circular, approving a new Keegan performance rights plan (the “Keegan Performance Rights Plan Resolution” and collectively with the Keegan Share Option Plan Resolution, the “Keegan Transaction Resolutions”); and

(d)	to transact such further and other business as may properly be brought before the Keegan Shareholders’ Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Keegan Shareholders at the Keegan Shareholders’ Meeting are set forth in the Information Circular.

The board of directors of Keegan UNANIMOUSLY recommends that Keegan Shareholders vote IN FAVOUR of the Keegan Transaction Resolutions.  It is a condition to the completion of the Arrangement that the Keegan Arrangement Resolution be approved at the Keegan Shareholders’ Meeting.

The Keegan Transaction Resolutions are closely linked. The implementation of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution is dependent on the approval of the Keegan Arrangement Resolution, such that if the Keegan Arrangement Resolution is not approved by Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting, the approval of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting. Furthermore, although the implementation of the Keegan Arrangement Resolution is NOT dependent on the approval of either the Keegan Share Option Plan Resolution or the Keegan Performance Rights Plan Resolution, the failure of Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting to approve each of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution will unduly complicate management and employee compensation planning going forward but will not otherwise adversely affect the Arrangement insofar as Keegan Shareholders are concerned.  Accordingly, Keegan Shareholders who are in favour of the Keegan Arrangement Resolution are strongly encouraged to vote in favour of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution.

The record date (“Record Date”) for determination of Keegan Shareholders entitled to receive notice of and to vote at the Keegan Shareholders’ Meeting was the close of business on January 16, 2013.  Only Keegan Shareholders whose names have been entered in the register of holders of Keegan Shares on the close of business on the Record Date are entitled to receive notice of and to vote at the Keegan Shareholders’ Meeting.  This Notice is accompanied by a form of proxy and the Information Circular.  Reference should be made to the Information Circular for details of the above matters.

Each Keegan Share entitled to be voted on each resolution at the Keegan Shareholders’ Meeting will entitle the holder to one vote at the Keegan Shareholders’ Meeting on all matters to come before the Keegan Shareholders’ Meeting.

Your vote is important regardless of the number of Keegan Shares you own.  Whether or not you are able to attend, if you are a registered Keegan Shareholder, we urge you to complete the enclosed form of proxy and return it in the envelope provided.  A Keegan Shareholder may attend the Keegan Shareholders’ Meeting in person or may be represented by proxy.  Keegan Shareholders who are unable to attend the Keegan Shareholders’ Meeting, or any adjournment or postponement thereof, in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Keegan Shareholders’ Meeting or any adjournment or postponement thereof.  To be effective, the proxy must be received by Computershare Investor Services Inc. by mail: 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department), or by facsimile: 1-866-249-7775 in North America (416-263-9524 outside North America), not later than 4:30 pm (Vancouver time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays or holidays) prior to the time to which the Keegan Shareholders’ Meeting may be adjourned or postponed.  Notwithstanding the foregoing, the Chair of the Keegan Shareholders’ Meeting has the discretion to accept proxies received after such deadline.  Keegan Shareholders may also vote by telephone: 1-866-732-8683 (toll free in North America) or 312-588-4290 (international) or via the Internet: www.investorvote.com.

If a Keegan Shareholder receives more than one form of proxy because such holder owns Keegan Shares registered in different names or addresses, each form of proxy should be completed and returned.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Keegan Shareholders’ Meeting; and (ii) other matters that may properly come before the Keegan Shareholders’ Meeting.  As of the date hereof, management of Keegan knows of no amendments, variations or other matters to come before the Keegan Shareholders’ Meeting other than the matters set forth in this notice.  Keegan Shareholders who are planning on returning the applicable accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.  It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote IN FAVOUR of the Keegan Transaction Resolutions.

If you are a non-registered Keegan Shareholder and have received these materials through your broker or through another intermediary, please complete and return the proxy form or request for voting instructions provided to you by your broker or other intermediary in accordance with the instructions provided thereon.

If you have any questions or require assistance with voting your Proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

Dated at the City of Vancouver, in the Province of British Columbia, this 17th day of January, 2013.

Yours very truly,

BY ORDER OF THE BOARD OF DIRECTORS OF KEEGAN RESOURCES INC.

(Signed) “Shawn Wallace”
Chairman of the Board of Directors
Keegan Resources Inc.

JOINT MANAGEMENT INFORMATION CIRCULAR

See “Glossary of Terms” for the meaning assigned to certain capitalized terms in this Information Circular.

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of PMI and Keegan for use at the PMI Shareholders’ Meeting and the Keegan Shareholders’ Meeting, respectively, and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the PMI Shareholders’ Meeting or the Keegan Shareholders’ Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Keegan contained in this Information Circular has been provided by Keegan. Although PMI has no knowledge that would indicate that any of such information is untrue or incomplete, PMI does not assume any responsibility for the accuracy or completeness of such information or the failure by Keegan to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to PMI.

The information concerning PMI contained in this Information Circular has been provided by PMI. Although Keegan has no knowledge that would indicate that any of such information is untrue or incomplete, Keegan does not assume any responsibility for the accuracy or completeness of such information or the failure by PMI to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Keegan.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement which is attached as Appendix E to this Information Circular. You are urged to read carefully the full text of the Plan of Arrangement.

Information Contained In This Information Circular

The information contained in this Information Circular is given as at January 17, 2013, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted in those documents.

No person has been authorized by PMI or Keegan to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Information Circular, and if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the PMI Arrangement Resolution or Keegan Transaction Resolutions, as applicable.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

PMI Shareholders and Keegan Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

If you hold PMI Shares and/or Keegan Shares through a broker, investment dealer, bank, trust company or other Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the PMI Shares and/or Keegan Shares, as applicable, that you beneficially own.

Cautionary Notice Regarding Forward-Looking Statements and Information

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements and information concerning PMI and Keegan’s plans for their properties and mineral projects, financial results, operations and other matters. These statements relate to analyses and other information that are based on forecasts or projections of future results, estimates of amounts not yet determinable and assumptions of management.

 Statements concerning estimates of mineral resources and mineral reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements included or incorporated by reference in this Information Circular include statements with respect to future gold production of 2,258,944 ounces over an initial 11.5 year mine life at the Obotan Gold Project; forecast life of mine cash cost of US$626 per ounce (excluding royalties); payback of start-up capital in 35 months post construction completion; forecast operating parameters including ore mined, mill feed and recoveries; estimates of capital expenditures; determination of a development decision for the Obotan Gold Project in the first quarter of fiscal 2012; full production at the Obotan Gold Project in the end of the first quarter of 2014; financial outcomes of the feasibility study, including net present value and internal rates of return; anticipated tonnages and grades of the mineral resources and mineral reserves disclosed for the Obotan Gold Project; project capital and operating cost estimates at the Obotan Gold Project; tonnage and grades of mineral resources and mineral reserves on the Obotan Gold Project; PMI’s expected production and recoveries for the Obotan Gold Project; PMI’s plans for development of the Obotan Gold Project; and its other mineral projections; expectations regarding the continuity of mineral deposits; PMI’s goals regarding raising capital and developing its current projects; PMI’s proposed plans for drilling and metallurgical test work, including required startup capital estimates; expectations regarding exploration progress; Asanko Gold’s assets, cost structure, financial position, cash flow and growth prospects; estimates of Asanko Gold’s mineral reserves and resources and the realization of mineral reserve estimates; future project development; the anticipated benefits from the Arrangement, including cost savings, improved operating and capital efficiencies and integration opportunities; the name, board of directors and officers of Asanko Gold; the expected completion date of the Arrangement; the anticipated tax treatment of the Arrangement on PMI Shareholders and Keegan Shareholders; the stock exchange listings of the Asanko Gold Shares; and certain combined operational and financial information. Furthermore, the combined information set forth in the Information Circular should not be interpreted as indicative of the actual mineral reserves, mineral resources, financial position or other results of operations had PMI and Keegan operated as Asanko Gold as at or for the periods presented.

These forward looking statements are based on certain assumptions which PMI and Keegan believe are reasonable, including that: PMI’s NI 43-101/JORC compliant estimate of combined proven and probable mineral reserves for the Obotan Gold Project is accurate; 3 million tonnes per annum of ore will be processed at the Obotan Gold Project for 11.5 years with a total of 34.2 million tonnes of ore mined; operations at the Obotan Gold Project will be conducted through a contract mining company; that the 5% discount rate used to complete the feasibility study for the Obotan Gold Project is sufficient; royalties of 7% are the only royalties applicable to the Obotan Gold Project; current gold, silver, base metal and other commodity prices will be sustained, or will improve; the proposed development of PMI’s mineral projects will be viable operationally and economically and proceed as expected; all necessary government approvals for the planned exploration, development and operation of PMI’s mineral projects will be obtained in a timely manner and on terms acceptable to PMI; PMI will not experience any accident, labour dispute or failure of plant or equipment; any additional financing needed by PMI will be available on reasonable terms; Keegan’s ability to comply with applicable governmental regulation and standards; Keegan’s success in implementing its strategies; achieving Keegan’s business objectives; Keegan’s ability to raise sufficient funds from equity or debt financings in the future to support its operations; and general business and economic conditions.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the actual results of current exploration activities; changes in gold prices; changes in exchange rates; possibility of equipment breakdowns, delays and availability; changes in mine plans; exploration cost overruns; unexpected increases in costs of equipment, steel, cement and consumables such as diesel and fuel oil; unexpected environmental liabilities or social charges; the unknown impact of the 10% windfall profit tax announced by the Government of Ghana; title defects; the failure of contract parties to perform their obligations; the unavailability of capital and financing; adverse general economic, market or business conditions; regulatory changes; failure to receive necessary government or regulatory approvals; the loss of key personnel; interference with and potential delays to exploration and development activities as a result of the artisanal mining sector in Ghana; and other risks and factors detailed in this Information Circular including without limitation, under “Part I— The Arrangement — Risk Factors Related to the Arrangement”, “Part III — Information Concerning PMI — Risk Factors”, “Part IV — Information Concerning Keegan — Risk Factors”, “Part I— The Arrangement — Certain Canadian Federal Income Tax Considerations”, “Part I— The Arrangement — Certain United States Federal Income Tax Considerations”, “Part I – The Arrangement – Certain Australian Income Tax Considerations” and from time to time in the filings made by PMI and Keegan with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in the PMI AIF and the Keegan AIF. There are also risks inherent in the nature of the Arrangement, including: failure to realize the anticipated benefits of the Arrangement and to successfully integrate PMI and Keegan; the ability of Asanko Gold to access sufficient capital from internal and external sources on favourable terms, or at all; failure to satisfy all regulatory conditions or obtain required regulatory, Shareholders and other third party approvals in respect of the Arrangement in a timely manner and on favourable terms or at all; changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations; failure to realize anticipated synergies or cost savings; and incorrect assessments by one Party of the value of the other Party. This Information Circular also contains forward-looking statements and information concerning the anticipated timing for and completion of the Arrangement. PMI and Keegan have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and other third party approvals and the time necessary to satisfy the conditions to the closing of the Arrangement. These dates may change for a number of reasons, including the inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. None of the foregoing lists of important factors are exhaustive. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Information Circular or documents incorporated by reference herein.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of PMI, Keegan and Asanko Gold. Readers are urged to carefully consider those factors.

Readers are cautioned that the foregoing lists are not exhaustive. Readers should carefully review and consider the risk factors described under “Part I— The Arrangement — Risk Factors Related to the Arrangement”, “Part III — Information Concerning PMI — Risk Factors”, “Part IV — Information Concerning Keegan — Risk Factors”, “Part I— The Arrangement — Certain Canadian Federal Income Tax Considerations”, “Part I— The Arrangement — Certain United States Federal Income Tax Considerations”, “Part I – The Arrangement – Certain Australian Income Tax Considerations” and other risks described elsewhere in this Information Circular, including the documents incorporated by reference. Additional information on these and other factors that could affect the operations or financial results of PMI, Keegan or Asanko Gold are included in reports filed by PMI and Keegan with applicable securities regulatory authorities and may be accessed through the SEDAR website at www.sedar.com.

The forward-looking statements and information contained in this Information Circular are made as of the date hereof and PMI and Keegan undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Although PMI and Keegan believe that the assumptions inherent in the forward looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Information for Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent for PMI or Keegan as the Registered Holders of Shares can be recognized and acted upon at the applicable Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in a holder’s name on the records of PMI or Keegan. Such Shares will more likely be registered under the name of the holder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting Shares for their clients. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS. PMI and Keegan generally do not know for whose benefit the Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy may require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Holders; however, its purpose is limited to instructing the Registered Holders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”) in lieu of the applicable form of proxy. The Beneficial Shareholder is requested to complete and return the VIF by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the Internet to vote the Shares held by the Beneficial Shareholder at www.investorvote.com. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the applicable Meeting. A Beneficial Shareholder receiving a VIF cannot use that VIF to vote Shares directly at the applicable Meeting, as the VIF must be returned as directed by Broadridge well in advance of the applicable Meeting in order to have the Shares voted.

There are two kinds of Beneficial Holders: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).  Keegan and PMI may be utilizing the Broadridge QuickVote™ service to assist shareholders with voting their shares.  NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Although a Beneficial Shareholder may not be recognized directly at the applicable Meeting for the purpose of voting Shares registered in the name of its broker or other intermediary, a Beneficial Shareholder may vote those Shares as a proxyholder for the Registered Holder. Should a Beneficial Shareholder wish to attend and vote at the Meetings, or any adjournment or postponement thereof in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should, in the case of a form of proxy, insert the Beneficial Shareholder or such other person’s name in the blank space provided or, in the case of the VIF or proxy authorization form, follow the corresponding instructions on the form. In either case, Beneficial Shareholders should carefully follow the instructions of their broker or other Intermediary (or the agent of such broker or other intermediary), including those regarding when and where the form of proxy, VIF or proxy authorization form is to be delivered. A proxyholder need not be a shareholder.

Beneficial Shareholders of PMI Shares should also instruct their broker or other intermediary to complete the Letter of Transmittal regarding the Arrangement with respect to the Beneficial Shareholder’s PMI Shares in order to receive the Asanko Gold Shares issuable pursuant to the Arrangement in exchange for such holder’s PMI Shares.

See “Part V— General Proxy Matters — PMI” and “Part VI — General Proxy Matters — Keegan”.

Information For United States Securityholders

The Asanko Gold Shares, Replacement Options and Replacement Warrants to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and are being issued in reliance on the exemption from the registration requirements set forth in Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Supreme Court of British Columbia (the "Court") is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on January 17, 2013, and, subject to the approval of the Arrangement by the PMI Shareholders and the Keegan Shareholders, a hearing for a final order approving the Arrangement will be held on February 25, 2013 at 9:45 a.m. (Vancouver time) (or as soon thereafter as legal counsel can be heard) at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. All PMI Securityholders are entitled to appear and be heard at this hearing. See “Part I – The Arrangement – Court Approvals”.

The solicitation of proxies for the PMI Shareholders’ Meeting and the Keegan Shareholders’ Meeting are not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of Canadian issuers in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. PMI Shareholders and Keegan Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The unaudited historical interim financial statements and audited historical financial statements of PMI and Keegan included in or incorporated by reference in this Information Circular, were prepared in accordance with IFRS, as issued by the International Accounting Standards Board, which differ from U.S. Generally Accepted Accounting Principles in certain material respects, and are not comparable in all respects to financial statements of United States companies.

Information concerning the mineral properties of PMI and Keegan has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of U.S. Securities Laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a ”reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC’s Industry Guide 7 definitions of “proven” or “probable” reserve. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Information Circular or in the documents incorporated by reference in this Information Circular are defined in the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, while the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC’s Industry Guide 7 does not recognize mineral resources that are not “proven” or “probable” and generally U.S. companies are not permitted to disclose resources in their filings with the SEC. PMI Shareholders, PMI Optionholders and PMI Warrantholders are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of an economic analysis. PMI Shareholders, PMI Optionholders and PMI Warrantholders are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, PMI Shareholders, PMI Optionholders and PMI Warrantholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that PMI and Keegan are organized or incorporated under the laws of Canada, that most of the officers and directors of PMI and Keegan are residents of countries other than the United States, that most or all of the experts named in this Information Circular are residents of countries other than the United States, and that substantially all of the assets of PMI and Keegan are located outside the United States.

See “Part I—The Arrangement — Certain United States Federal Income Tax Considerations” for certain information concerning U.S. federal income tax considerations with respect to the Arrangement for U.S. Holders (as defined therein).

The securities issuable pursuant to the Arrangement have not been approved or disapproved by the United States Securities and Exchange Commission or the securities regulatory authority of any state of the United States, nor has the United States Securities and Exchange Commission or any such state securities regulatory authority passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

Technical Information

All scientific and technical information relating to the Obotan Gold Project contained in this Information Circular, or incorporated by reference herein, is solely derived from, and in some instances is an extract from, the Obotan Technical Report prepared by GR Engineering Services Limited and co-authored by Peter Gleeson, Jeff Price, Ross Cheyne and Gerry Neeling. Each of the authors of the Obotan Technical Report is a “qualified person” within the meaning of NI 43-101. Reference should be made to the full text of the Obotan Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under PMI’s profile on SEDAR at www.sedar.com.

Except as otherwise noted, scientific and technical information relating to the Kubi Project contained in this Information Circular, or incorporated by reference herein, is based on the Kubi Technical Report compiled by Andrew Netherwood, Simon Meadows Smith and Joe Amanor and audited by Simon Meadows Smith. Each of the authors of the Obotan Technical Report is a “qualified person” within the meaning of NI 43-101. Reference should be made to the full text of the Kubi Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under PMI’s profile on SEDAR at www.sedar.com.

All scientific and technical information relating to the Esaase Gold Project contained in this Information Circular, is solely derived from, and in some instances is an extract from, the Esaase Technical Report authored by Antonio Umpire and Charles Muller. Each of the authors of the Esaase Technical Report is a “qualified person” within the meaning of NI 43-101. Reference should be made to the full text of the Esaase Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Keegan’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Currency Exchange Rates

PMI publishes its consolidated financial statements in Canadian dollars and Keegan publishes its consolidated financial statements in U.S. dollars. In addition to trading on the TSX in Canadian dollars, PMI Shares trade on the ASX in Australian dollars and Keegan Shares trade on the NYSE MKT in U.S. dollars. In this Information Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars”, “C$” or “$” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars.

C$:US$

The following table reflects the high, low and average rates of exchange in Canadian dollars for one United States dollar for the periods noted, based on the Bank of Canada noon spot rate of exchange.

	Twelve months ended December 31			Twelve months ended June 30
	2012	2011	2010	2012	2011	2010	Nine months ended September 30, 2012	Three months ended September 30, 2012
High	1.0418	1.0604	1.0778	1.0604	1.0660	1.1655	1.0418	1.0214
Low	0.9710	0.9449	0.9946	0.9449	0.9486	0.9961	0.9710	0.9710
Average	0.9996	0.9891	1.0299	1.0037	1.0013	1.0555	1.0023	0.9953

On January 16, 2013, the noon spot rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, was US$1.00= C$0.9850 or C$1.00 = US$1.0152.

C$:A$

The following table reflects the high, low and average rates of exchange in Canadian dollars for one Australian dollar for the periods noted, based on the Bank of Canada noon spot rate of exchange.

	Twelve months ended December 31			Twelve months ended June 30
	2012	2011	2010	2012	2011	2010	Nine months ended September 30, 2012	Three months ended September 30, 2012
High	1.0754	1.0660	1.0180	1.0754	1.0506	0.9822	1.0754	1.0551
Low	0.9970	0.9709	0.8633	0.9973	0.8926	0.8633	0.9973	1.0343
Average	1.0353	1.0206	0.9470	1.0352	0.9901	0.9304	1.0371	1.0089

On January 16, 2013, the noon spot rate for Canadian dollars in terms of Australian dollars, as quoted by the Bank of Canada, was C$1.00 = A$0.9611 or A$1.00 = C$1.0405.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.

The Companies

PMI is a resource exploration and development company which, through its Subsidiaries, holds exploration and mining leases on the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project. PMI also holds other exploration projects in Ghana. See “Part III — Information Concerning PMI”.

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in West Ghana, Africa. Keegan’s material properties currently consist of the Asumura Property and the Esaase Gold Project. See “Part IV — Information Concerning Keegan”.

The Meetings

PMI Shareholders’ Meeting

The PMI Shareholders’ Meeting will be held at the CWA House, 1174 Hay Street, West Perth, Western Australia, at 8:30 a.m. (Perth time) on Wednesday, February 20, 2013, for the purposes set forth in the accompanying Notice of Special Meeting of PMI Gold Corporation Shareholders. The Record Date for determination of PMI Shareholders entitled to receive notice of and to vote at the PMI Shareholders’ Meeting was January 16, 2013.

At the PMI Shareholders’ Meeting, PMI Shareholders will be asked to vote upon the PMI Arrangement Resolution. To be effective, the PMI Arrangement Resolution must be approved by an affirmative vote of (i) at  least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting, after excluding votes cast by certain “interested parties” whose votes may not be included in determining minority approval pursuant to MI 61-101. See Appendix A to this Information Circular for the full text of the PMI Arrangement Resolution. See also “Part V— General Proxy Matters — PMI — Procedure and Votes Required”.

Keegan Shareholders’ Meeting

The Keegan Shareholders’ Meeting will be held in Suite 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, at 4:30 p.m. (Vancouver time) on Tuesday, February 19, 2013, for the purposes set forth in the accompanying applicable Notice of Special Meeting of Keegan Resources Inc. Shareholders. The Record Date for determination of Keegan Shareholders entitled to receive notice of and to vote at the Keegan Shareholders’ Meeting was January 16, 2013.

At the Keegan Shareholders’ Meeting, Keegan Shareholders will be asked to vote upon the Keegan Transaction Resolutions.

With respect to the Keegan Arrangement Resolution, in accordance with the TSX Company Manual, Keegan Shareholder approval is required in those instances where the number of Keegan Shares issued or issuable for an acquisition exceeds 25% of the number of issued and outstanding Keegan Shares. Pursuant to the Arrangement Agreement, in order to give effect to the Arrangement Keegan is required to issue, or reserve for issuance, as the case may be, 89,767,038 Keegan Shares, representing 105.57% of the issued and outstanding Keegan Shares as at the date of this Information Circular.

To be effective, the Keegan Arrangement Resolution must be approved by an affirmative vote of at least 66 2⁄3% of the votes cast by the Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting and each of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution must be approved by an affirmative vote of at least 50% plus one vote of the votes cast by the Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting.

Arrangement Considerations and Benefits of the Arrangement

The PMI Board and the Keegan Board believe that the Arrangement will offer a number of benefits to the shareholders of both PMI and Keegan, including the following:

•
PMI Shareholders and Keegan Shareholders will continue to participate in their current asset bases as well as the growth opportunities associated with the merger and formation of Asanko Gold, which is anticipated to be a larger, financially stronger company with over $340 million in cash on hand and no debt outstanding.

•	The agreed Exchange Ratio of 0.21 Asanko Gold Shares for each PMI Share provides each group of shareholders with an approximately equal 50% interest in Asanko Gold.

•
PMI Shareholders and Keegan Shareholders will equally benefit from the expanded growth profile within a single geographic gold district (the Asankrangwa gold belt) in Ghana, where Asanko Gold will hold an extensive land position covering 70 strike kilometers.

•
PMI Shareholders and Keegan Shareholders will equally participate in Asanko Gold which will have an enlarged resource base of (i) measured and indicated resources of combined projects equalling 6.94 million ounces at an average grade of 1.90 grams per tonne; and (ii) additional inferred resources of combined projects equalling 2.65 million ounces at an average grade of 1.87 grams per tonne.

•
Asanko Gold will own both the Obotan Gold Project which can proceed to construction quickly – approximately 200,000 ounces per year with first gold pour expected in 2014 – and in addition, the second growth phase can be provided by the development of the Esaase Gold Project deposit for an additional 150,000 to 200,000 ounces per year.

•
The ownership of two key mine development assets, which are located in close geographic proximity (within a 15 kilometer radius) under a single corporate group, is expected to provide a range of financial benefits from operational and capital synergies, which will be determined through a 2013 optimization analysis.

•
Asanko Gold will be fully funded to finance the development of the Obotan Gold Project eliminating the additional costs and risk associated with debt financing and hedging the development of that project.

•
Asanko Gold will be run by an experienced mine development and operational executive and management team, and will have three directors each from PMI and Keegan, plus one further independent director to be determined at a later date.

•
Exploration upside opportunities will be available within 1,000 square kilometers of land tenure in Ghana, comprising the consolidated Asankrangwa gold belt – covering 70 kilometers of gold bearing strike extensions beyond the Obotan Gold Project and Esaase Gold Project deposits and over 1,000 square kilometers in Ghana, as well as planned growth through exploration of numerous high priority targets on the Kubi and Asumura projects in adjacent gold belts.

•
Asanko Gold will have an enhanced capital markets presence. In particular, Asanko Gold is expected to appeal to a broader shareholder base, result in increased analyst coverage and improve share trading liquidity. Also, Asanko Gold will be listed on the TSX, ASX and NYSE MKT.

•
PMI Shareholders subject to tax in Canada or Australia will generally have the benefit of a tax deferred rollover when exchanging PMI Shares for Asanko Gold Shares. (See “Part I— The Arrangement — Certain Canadian Federal Income Tax Considerations” and “Part I— The Arrangement — Certain Australian Income Tax Considerations”).

•
Asanko Gold shares issued to PMI Shareholders under the Arrangement will generally be free of trading restrictions in Canada and United States (except for affiliated persons); Asanko Gold Shares are required to be listed on the TSX, ASX and NYSE MKT upon completion of the Arrangement.

•
Macquarie Canada and Canaccord Genuity have each provided opinions, the full text of which can be found at Appendices F and G to this Information Circular, respectively, that, as of December 5, 2012, and based upon and subject to the assumptions, limitations and qualifications set forth in their respective opinions:

o	in the case of Macquarie Canada, that, the consideration to be received by PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to PMI Shareholders; and

o	in the case of Canaccord Genuity, that, the Exchange Ratio is fair, from a financial point of view, to Keegan Shareholders.

•
Shareholders, representing approximately 4.07% of the outstanding PMI Shares on a fully diluted basis and 4.38% of the outstanding Keegan Shares on a fully diluted basis, as of December 5, 2012, have entered into Voting Agreements pursuant to which they have agreed, among other things, to vote their PMI Shares and Keegan Shares, as the case may be, subject to the terms and conditions of such Voting Agreements, in favour of the PMI Arrangement Resolution and the Keegan Transaction Resolutions, as the case may be.

•
Under the Arrangement Agreement, until the time that the PMI Arrangement Resolution or Keegan Transaction Resolutions, as applicable, is approved, the PMI Board or Keegan Board, as applicable, retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.

•	Each party conducted significant technical and legal due diligence investigations of the other.

•	At least 66 2⁄3% of the votes cast by PMI Shareholders at the PMI Shareholders’ Meeting is required to approve the PMI Arrangement Resolution.

•
At least 66 2⁄3% of the votes cast by Keegan Shareholders at the Keegan Shareholders’ Meeting is required to approve the Keegan Arrangement Resolution and a simple majority (50% plus one vote) of the votes cast by Keegan Shareholders at the Keegan Shareholders’ Meeting is required to approve each of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution.

•	PMI Shareholders have the ability to exercise Dissent Rights.

•	The Arrangement requires approval by the Court.

See “Part I— The Arrangement — Arrangement Considerations and Anticipated Benefits”.

Effect of the Arrangement

The Arrangement Agreement provides that Keegan will acquire all of the outstanding common shares of PMI, by way of a plan of arrangement under Division 5 of Part 9 of the BCBCA and in respect of which, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement:

(a)	each PMI Shareholder would receive a number of 0.21 Asanko Gold Shares for each PMI Share then held;

(b)	each outstanding PMI Option, shall without any further action on the part of any holder of PMI Options, be exchanged for a Replacement Option; and

(c)	each outstanding PMI Warrant, shall without any further action on the part of any holder of a PMI Warrant, be exchanged for a Replacement Warrant.

See “Part I— The Arrangement — Effect of the Arrangement”. See also See “Part I— The Arrangement — The Arrangement Agreement” as well as the full text of the Plan of Arrangement which is attached as Appendix E to this Information Circular.

Recommendations of the PMI Board

After considering, among other things, the unanimous recommendation of the PMI Special Committee and the Macquarie Canada Fairness Opinion, the PMI Board unanimously concluded that the Arrangement is in the best interests of PMI and is fair to PMI Shareholders and authorized the entry by PMI into the Arrangement Agreement and all related agreements.

THE PMI BOARD RECOMMENDS THAT THE PMI SHAREHOLDERS VOTE IN FAVOUR OF THE PMI ARRANGEMENT RESOLUTION.

In reaching its conclusions and formulating its recommendations, the PMI Board considered a number of factors, including the recommendation of the PMI Special Committee, the Macquarie Canada Fairness Opinion and the expected benefits of the Arrangement. The discussion of the information and factors considered and given weight by the PMI Board is not intended to be exhaustive. In reaching the determination to approve and recommend the PMI Arrangement Resolution, the PMI Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Recommendations of the Keegan Board

After considering, among other things, the recommendation of the Keegan Special Committee and the Canaccord Genuity Fairness Opinion, the Keegan Board unanimously concluded that the Arrangement is in the best interests of Keegan and is fair to Keegan Shareholders and authorized the entry by Keegan into the Arrangement Agreement and all related agreements.

THE KEEGAN BOARD RECOMMENDS THAT THE KEEGAN SHAREHOLDERS VOTE IN FAVOUR OF THE KEEGAN TRANSACTION RESOLUTIONS.

In reaching its conclusions and formulating its recommendations, the Keegan Board considered a number of factors, including the recommendation of the Keegan Special Committee, the Canaccord Genuity Fairness Opinion and the expected benefits of the Arrangement.  The discussion of the information and factors considered and given weight by the Keegan Board is not intended to be exhaustive.  In reaching the determination to approve and recommend the Keegan Transaction Resolutions, the Keegan Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

The Arrangement Agreement

Keegan and PMI entered into the Arrangement Agreement on December 5, 2012. The Arrangement Agreement contains covenants, representations and warranties of and from each of PMI and Keegan and various conditions precedent, both mutual and with respect to each entity.

See “Part I— The Arrangement — The Arrangement Agreement” for a description of certain material provisions of the Arrangement Agreement. The description of materials provisions of the Arrangement Agreement provided in that section is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement a copy of which is available under PMI’s and Keegan’s profile on SEDAR at www.sedar.com. Shareholders are encouraged to read the Arrangement Agreement in its entirety. Also see the Plan of Arrangement attached as Appendix E to this Information Circular.

Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement

Business Objective of Asanko Gold

Asanko Gold will consolidate the businesses of PMI and Keegan into a single corporate group. The principal business of Asanko Gold will be to develop the Obotan Gold Project and the Esaase Gold Project into producing mines. Both projects are located in Ghana, and are in addition to other exploration tenements that Asanko Gold will hold and which cover over 70 kilometers of belt strike of the Asankrangwa gold belt and over 1,000 square kilometers of tenements. Asanko Gold’s intention is proceed to move the Obotan Gold Project into construction using the $340 million of cash that will be available to Asanko Gold as a result of the Arrangement. See “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Business Objectives of Asanko Gold”.

Pro Forma Financial Information for Asanko Gold

PMI Shareholders and Keegan Shareholders should read the unaudited pro forma consolidated financial statements of Asanko Gold after giving effect to the Arrangement for the year ended March 31, 2012 and for the six months ended September 30, 2012, included in Appendix H to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Asanko Gold, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements. See “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Selected Pro Forma Financial Information for Asanko Gold”.

Interests of Certain Persons or Companies in the Arrangement

In considering the recommendations of the PMI Board and Keegan Board with respect to the Arrangement, PMI Securityholders and Keegan Securityholders should be aware that certain directors and officers of both PMI and Keegan have certain interests that may present them with actual or potential conflicts of interest in connection with the Arrangement. The PMI Board and Keegan Board are aware of these interests and considered them along with other matters described above in “Part I – The Arrangement – Arrangement Considerations and Benefits of the Arrangement”.

See “Part I – The Arrangement – Interests of Certain Persons or Companies in the Arrangement”. See also “Part I – The Arrangement – Securities Law Matters – MI 61-101”.

Risk Factors

An investment in Asanko Gold Shares as a result of the combination of PMI and Keegan is subject to certain risks. In addition to the risk factors described under the heading “Risk Factors” in the PMI AIF and under the heading “Risk Factors” in the Keegan AIF, which are specifically incorporated by reference into the Information Circular, PMI Shareholders and Keegan Shareholders should carefully consider the risk factors found under the heading “Part I – The Arrangement – Risk Factors Related to the Arrangement” before making a decision regarding the PMI Arrangement Resolution and the Keegan Transaction Resolutions, respectively.

Macquarie Canada Fairness Opinion

PMI retained Macquarie Canada as a financial advisor to PMI and to provide the PMI Board and the PMI Special Committee with its opinion as to the fairness to PMI Shareholders, from a financial point of view, of the consideration to be received by the PMI Shareholders pursuant to the Arrangement. In connection with this mandate, Macquarie Canada has prepared the Macquarie Canada Fairness Opinion. The Macquarie Canada Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Macquarie Canada is of the opinion that, as of December 5, 2012, the consideration to be received by the PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the PMI Shareholders. The Macquarie Canada Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety. See “Part I— The Arrangement —Macquarie Canada Fairness Opinion” and Appendix F for the full text of the Macquarie Canada Fairness Opinion.

Canaccord Genuity Fairness Opinion

Keegan retained Canaccord Genuity as a financial advisor to Keegan and to provide the Keegan Board and the Keegan Special Committee with its opinion as to the fairness to Keegan Shareholders, from a financial point of view, of the Exchange Ratio under the Arrangement.  In connection with this mandate, Canaccord Genuity has prepared the Canaccord Genuity Fairness Opinion.  The Canaccord Genuity Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Canaccord Genuity is of the opinion that, as of December 5, 2012, the Exchange Ratio is fair, from a financial point of view, to the Keegan Shareholders. The Canaccord Genuity Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety. See “Part I— The Arrangement —Canaccord Genuity Fairness Opinion” and Appendix G for the full text of the Canaccord Genuity Fairness Opinion.

Final Order

Completion of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See “Part I— The Arrangement — Procedure for the Arrangement Becoming Effective”. The hearing in respect of the Final Order is expected to take place on February 25, 2013 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia.  See “Part I— The Arrangement — Court Approvals — Final Order”.

Right to Dissent

The Interim Order provides that each Registered Holder of PMI Shares will have the right to dissent and, if the Arrangement becomes effective, to have his, her or its PMI Shares transferred in exchange for a cash payment equal to the fair value of his, her or its PMI Shares as of the day of the PMI Shareholders’ Meeting in accordance with the provisions of the Interim Order. In order to validly dissent, any such Registered Holder of PMI Shares must not vote any PMI Shares in respect of which Dissent Rights have been exercised in favour of the PMI Arrangement Resolution, must provide PMI with written objection to the Arrangement by 4:00 p.m. (Vancouver time) on February 15, 2013, or two Business Days before any adjournment or postponement of the PMI Shareholders’ Meeting and must otherwise comply with the dissent procedures provided in the Interim Order. A Non-Registered Holder of PMI Shares who wishes to exercise Dissent Rights must arrange for the relevant Registered Holder of PMI Shares to deliver the Dissent Notice.

A Dissenting Shareholder who fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order will lose his, her or its Dissent Rights. The Dissent Rights are set out in their entirety in the Interim Order, the text of which is set out in Appendix C to this Information Circular.

It is a condition to Keegan’s obligation to complete the Arrangement that PMI Shareholders holding no more than 5% of the PMI Shares shall have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights as at the Effective Date.

See "Part I – The Arrangement – Right to Dissent”.

Canadian, United States and Australian Income Tax Considerations

Subject to the qualifications in the accompanying Information Circular, the exchange of PMI Shares for Asanko Gold Shares pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to PMI Shareholders under Canadian, Australian or, subject to the passive foreign investment company rules, U.S. federal income tax laws. For additional information and a general discussion of such tax considerations, see the sections entitled “Part I— The Arrangement — Certain Canadian Federal Income Tax Considerations”, “Part I – The Arrangement – Certain Australian Tax Considerations” and “Part I— The Arrangement — Certain United States Federal Income Tax Considerations” in the accompanying Information Circular.

Stock Exchange Listing Approvals

Pursuant to the Arrangement Agreement, Keegan has covenanted that it will use commercially reasonable efforts to: (i) cause the Asanko Gold Shares to be issued to PMI Shareholders to be listed and posted for trading on the TSX and NYSE MKT, (ii) obtain an ASX listing for the Asanko Shares, and (iii) cause the Asanko Gold Shares which the holders of Replacement Options and Replacement Warrants are entitled to receive on exercise of such Replacement Options and Replacement Warrants, to be listed and posted for trading on the TSX, ASX and NYSE MKT. It is expected that the PMI Shares will be delisted from the TSX, the ASX and the FSE concurrent with or following the completion of the Arrangement.

See “Part I— The Arrangement — Stock Exchange Listing Approvals”.

Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting

In addition to being asked to vote upon the Keegan Arrangement Resolution, Keegan Shareholders’ will be asked to vote upon the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution. These resolutions must be approved by a simple majority (50% plus one vote) of the votes cast by the Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting.

The Keegan Arrangement Resolution and the Keegan Share Option Plan Resolution are interdependent, such that each of the Keegan Arrangement Resolution and the Keegan Share Option Plan Resolution will only be effective, and will not be implemented, unless the other resolution is approved. Keegan Shareholders should note that if the Keegan Arrangement Resolution is not approved at the Keegan Shareholders’ Meeting, the approval of the New Keegan Option Plan will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting.  In such case, Keegan will retain its current option plan.

In addition, the implementation of the Keegan Performance Rights Plan Resolution is dependent on the approval of each of the Keegan Arrangement Resolution and the Keegan Share Option Plan Resolution by Keegan Shareholders at the Keegan Shareholders’ Meeting. Keegan Shareholders should note that if the Keegan Arrangement Resolution and the Keegan Share Option Plan Resolution are not approved at the Keegan Shareholders’ Meeting, the approval of the PRP will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting.

Keegan Shareholders who are in favour of the Keegan Arrangement Resolution are strongly encouraged to vote in favour of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution

See “Part VI – General Proxy Matters – Keegan – Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting”. See also Appendix B for the full text of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution.

PART I — THE ARRANGEMENT

Background to the Arrangement

The parties initially contemplated the potential exchange of confidential information under a confidentiality agreement in January, 2012. PMI initially decided not to enter into a confidentiality agreement with Keegan while PMI focused on other corporate initiatives.

The PMI Special Committee, consisting of Dr. John A. Clarke, Ross Ashton and Peter Buck met on March 2 and 3, 2012, as well as on March 11, 2012, in respect of another third party approach regarding a potential business combination. Stikeman Elliott, PMI’s standing Canadian legal counsel, had previously circulated a memorandum to the PMI Special Committee outlining their duties and obligations in connection with a potential business combination.

 The PMI Special Committee subsequently met on March 15, 2012, in particular, to consider the terms of an engagement of a financial advisor. Having considered the possibility that a business combination could occur, including an unsolicited approach, it was determined that it was worthwhile to engage Macquarie Canada to act as financial advisor, and to help the PMI Special Committee and PMI Board assess any proposals or offers that may be forthcoming. Macquarie Canada was formally engaged on March 19, 2012. Stikeman Elliott was engaged to assist on these matters as legal counsel.

Discussions regarding a potential exchange of information under a confidentiality agreement re-commenced in April, 2012. After discussion, the parties entered into the Confidentiality Agreement on May 20, 2012. The entering into of the Confidentiality Agreement with Keegan was one of a number of such agreements entered into by PMI as it examined a number of projects, tenements and concessions that were in the proximity of its Obotan Gold Project. The parties initially met in Vancouver on April 25, 2012 to discuss each party’s preliminary due diligence scopes. A limited due diligence review was commenced following such discussions.

Between April and August, a Keegan technical team comprised of members of its board of directors and management conducted technical due diligence on PMI’s mineral interests with specific focus on the Obotan Gold Project resource, processing and mining data.  During this period, two site visits were conducted at the Obotan Gold Project by members of the Keegan due diligence team.

PMI, Keegan and their respective financial advisors next met on June 7, 2012 by telephone conference call to discuss an update to the limited due diligence that was being undertaken, and to consider exploring if there was a basis for any further discussions. These discussions continued on July 25, 2012 at a meeting held in Vancouver. Following the meeting, the parties agreed to further consider their internal deliberations and to meet again at a time in the future to be determined.

The PMI Special Committee met five times during July and August, 2012 to receive updates from management and its advisors regarding various corporate initiatives.

In its MD&A filed on August 14, 2012, Keegan stated that it had initiated efforts to re-focus its development plan for the Esaase Gold Project looking at a processing plant with a reduced capacity and improved metallurgical process design to substantially reduce the upfront project capital requirements, and an improved mine design featuring higher grade feed to the processing plant and a lower strip ratio during the early mine life.

On August 28, 2012, PMI announced the results of its feasibility study on its Obotan Gold Project.

During September 2012, Keegan retained external engineering consultants to perform an in-depth, independent analysis of the PMI definitive feasibility study on the Obotan Gold Project including but not limited to resource, mining, processing and financial. The results of this study were presented to the Keegan due diligence team.

The parties next met in London on the 17th and 18th of September, 2012 with the principal goal for each party to provide an update on recent developments, answer preliminary due diligence questions and discuss potential merits of a business combination. In particular, the parties discussed their independent strategies and how any business combination may impact on the standalone strategies of each company, PMI’s requirement for equity capital to construct its Obotan Gold Project, as well as the due diligence requirements regarding each party’s resource estimates. During these meetings, Keegan disclosed that Minxcon (Pty) Ltd. was preparing a resource update for Keegan’s Esaase Gold Project that would serve as the basis for a revised prefeasibility study which will incorporate a change in open-pit mining methods to selectively mine at lower rates and higher grades than the September 2011 prefeasibility study. Keegan estimated that this updated resource would be released during October 2012.

Following these meetings in London however, discussions with Keegan were discontinued as both Parties had decided to pursue their own strategic agendas. PMI did retain an external resource expert who conducted a site visit in Ghana and attended Keegan’s offices in South Africa between September 27, 2012 and October 1, 2012.

On October 9, 2012, PMI announced an overnight marketed offering of new common shares. On October 10, 2012, PMI announced that it had entered into an underwriting agreement to provide for $100 million of new equity. The overnight marketed offering of common shares closed on November 13, 2012 with the full overallotment being exercised, resulting in gross proceeds to PMI of $115 million.

On October 10, 2012, Keegan announced a resource update for their Esaase Gold Project consisting of a measured and indicated resource of 68.92 million tonnes averaging 1.73 grams per tonne gold for 3.83 million ounces, and inferred resources of 22.23 million tonnes averaging 1.75 grams per tonne gold for 1.25 million ounces. This revised resource estimate was based on a cut-off grade of 0.8 grams per tonne of gold.

On October 15, 2012, Keegan announced that it had arranged a private placement with Highland Park S.A. and some other investors for total gross proceeds of $32.5 million. In conjunction with the private placement, Keegan announced the appointment of Peter Breese as President and Chief Executive Officer and Tony Devlin as Chief Operating Officer of Keegan. Peter Breese was also appointed as a director of Keegan.

On November 14, 2012, Keegan and PMI re-commenced discussions and the parties met in London concurrent with PMI’s regularly scheduled quarterly board meetings. Macquarie Canada, financial advisor to PMI, and Canaccord Genuity, financial advisor to Keegan, were present at these meetings. The purpose of the meetings was to re-examine the possibility of a future business combination in light of the significant intervening changes to both companies. These discussions included outlining due diligence issues and considering the impact of the completed PMI equity financing and ongoing debt financing discussions, on the forms of any future business combination.

On November 15, 2012, the parties executed the Exclusivity Agreement with an exclusivity period to expire on December 3, 2012. Following the November London meetings, each of PMI and Keegan, and their respective advisors exchanged due diligence requests, and were provided with mutual access to electronic data rooms established by each party to facilitate a full due diligence investigation of each other’s business and operations.

After signing the Exclusivity Agreement, the PMI Special Committee met frequently in November and into December to receive updates. A total of nine meetings were held in November following the signing of the Exclusivity Agreement.

Technical due diligence re-commenced subsequent to signing the Exclusivity Agreement. PMI held meetings in Johannesburg on November 21 and 22, 2012 with PMI’s external consultants. Additional PMI technical due diligence meetings were held in Perth between November 23, 2012 and December 4, 2012 and a further site visit to the Esaase Gold Project was completed on November 29, 2012.

Meetings continued through December with management and advisors from both companies meeting to present key issues to each other regarding their respective companies and to provide guidance as to the contents of the electronic data rooms.

On November 28, 2012, Keegan announced that it had reached a complete and out-of-court settlement of the litigation in which Keegan was named jointly with the Ghana Minerals Commission as a co-defendant in a lawsuit initiated by Sametro Co Ltd., a predecessor in title to the Esaase Gold Project. Sametro Co Ltd. had alleged irregularities in the execution of a 2007 agreement by which Keegan obtained title to the Esaase Gold Project concessions.

An initial draft of the Arrangement Agreement was distributed by Canadian counsel to Keegan, McMillan, on November 22, 2012.  Counsel on both sides commenced their review and negotiation of the Arrangement Agreement while mutual due diligence and site visits were underway. The PMI Special Committee met with their legal and financial advisors to receive updates, as well as updates from management on the progress of the due diligence and negotiations. The review of the proposed corporate and management structure was also considered by the PMI Special Committee.

The Chief Executive Officer of Keegan flew to Perth, Australia on December 2, 2012 in order to commence face-to-face discussions with PMI management. Representatives of Macquarie Canada and Stikeman Elliott also flew to Perth in order to facilitate discussions and negotiations.

On December 2, 2012, the parties executed an extension to the Exclusivity Agreement to extend the exclusivity period until December 10, 2012.

PMI Special Committee and PMI Board Approval

PMI’s Special Committee met early in the morning on December 5, 2012 to receive the results of the technical and legal due diligence review; to review the proposed management and corporate structure of the combined entity; to consider board composition of the combined entity; to review the terms of the draft Arrangement Agreement; and to receive the fairness analysis and verbal fairness opinion from Macquarie Canada. At this meeting, Macquarie Canada presented its analysis and provided its verbal opinion to the PMI Special Committee that, based on various assumptions, explanations, qualifications and limitations set forth in its opinion, as well as other matters it considered relevant, the consideration that PMI Shareholders would receive in the Arrangement (being 0.21 of an Asanko Gold Share for each PMI Share), was fair from a financial point of view to PMI Shareholders. Stikeman Elliott reviewed the terms of the proposed Arrangement Agreement with the PMI Special Committee, including the proposed ‘deal protections’ and termination fees that could be payable.

After due and careful consideration, the PMI Special Committee unanimously resolved to  recommend to the PMI Board that the PMI Board authorize and approve the Arrangement and recommend that shareholders of PMI vote in favour of the special resolution authorizing and approving the Arrangement; and that PMI authorize, approve and enter into the Arrangement Agreement. The PMI Special Committee’s recommendation was based on the PMI Special Committee’s review of certain materials and matters, including, but not limited to, (a) the nature and extent of the due diligence which was carried out by management and independent experts; (b) Macquarie Canada’s analysis, presentations and fairness opinion; (c) the technical and legal due diligence review; (d) the terms of the Arrangement Agreement; and (e) the benefits of the Arrangement. A full description of the benefits of the Arrangement is set out in the section titled “Part I – The Arrangement - Arrangement Considerations and Benefits of the Arrangement”, in this Information Circular.

Later that day, the PMI Board met to receive the recommendation of the PMI Special Committee, and review the fairness opinion and analysis of Macquarie Canada. Stikeman Elliott reviewed the legal due diligence that had been conducted, and reviewed the terms of the proposed Arrangement Agreement with the PMI Board. After due and careful consideration, the PMI Board unanimously resolved that the Exchange Ratio under the Arrangement is fair to the PMI Shareholders; that the Arrangement is in the best interests of PMI; and that the PMI Board recommend to the PMI Shareholders that they vote in favour of the PMI Arrangement Resolution authorizing and approving the Arrangement. The PMI Board also unanimously authorized and approved the entering into of the Arrangement Agreement.

Keegan Special Committee and Keegan Board Approval

The Keegan Special Committee, comprised of Gordon Fretwell (as chair), Marcel de Groot and Keith Minty, met in the afternoon on December 4, 2012 to receive the results of the technical and legal due diligence review; to review the proposed management and corporate structure of the combined entity; to consider board composition of the combined entity; to review the terms of the draft Arrangement Agreement, and to receive the verbal fairness opinion from Canaccord Genuity. At this meeting, Canaccord Genuity presented its financial analysis and provided its verbal opinion to the Keegan Special Committee that, based on various assumptions, explanations, qualifications and limitations set forth in their opinions, as of December 5, 2012, the Exchange Ratio is fair from a financial point of view to Keegan Shareholders. McMillan reviewed the terms of the proposed Arrangement Agreement with the Keegan Special Committee, including the proposed deal protections and termination fees.

After due and careful consideration, the Keegan Special Committee unanimously resolved to recommend to the Keegan Board that the Keegan Board approve the Arrangement and recommend that Keegan Shareholders vote in favour of the Keegan Transaction Resolutions, and that Keegan authorize, approve and enter into the Arrangement Agreement. The Keegan Special Committee’s recommendation was based on the Keegan Special Committee’s review of certain materials and matters, including, but not limited to, (a) the nature and extent of the due diligence which was carried out by management and independent experts; (b) Canaccord Genuity’s analysis, presentations and fairness opinion; (c) the technical and legal due diligence review; (d) the terms of the Arrangement Agreement; and (e) the benefits of the Arrangement. A full description of the benefits of the Arrangement is set out in the section titled “Part I – The Arrangement – Arrangement Considerations and Benefits of the Arrangement”, set out in this Information Circular.

In the early morning on December 5, 2012, the Keegan Board met to receive the recommendation of the Keegan Special Committee, and review the fairness opinion and financial analysis of Canaccord Genuity. McMillan reviewed the legal due diligence that had been conducted, and reviewed the terms of the proposed Arrangement Agreement with the Keegan Board. After due and careful consideration the Keegan Board unanimously resolved that the Exchange Ratio of 0.21 common shares of Asanko Gold in exchange for each common share of PMI to be received by PMI Shareholders under the Arrangement is fair to the Keegan Shareholders; that the Arrangement is in the best interests of Keegan and that the Keegan Board recommend to the Keegan Shareholders that they vote in favour of the Keegan Transaction Resolutions.  The Keegan Board also unanimously authorized and approved the entering into of the Arrangement Agreement.

Signing and Announcement

Following their respective meetings, PMI and Keegan signed the Arrangement Agreement and issued a joint press release announcing the Arrangement prior to the open of the financial markets in Toronto, Canada on December 5, 2012.

Arrangement Considerations and Benefits of the Arrangement

Following receipt of the advice and assistance of their respective special committees, financial advisors and legal counsel, the PMI Board and the Keegan Board carefully evaluated the terms of the proposed Arrangement, and both the PMI Board and the Keegan Board: (a) determined that the Arrangement is fair to their respective shareholders; (b) determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of PMI and Keegan, as applicable; (c) approved entering into the Arrangement Agreement; and (d) resolved to recommend that their respective shareholders vote in favour of the Arrangement.

In reaching these determinations and making these approvals the PMI Board and Keegan Board, respectively, considered, among other things, the following factors and potential benefits and risks of the Arrangement:

•
PMI Shareholders and Keegan Shareholders will continue to participate in their current asset bases as well as the growth opportunities associated with the merger and formation of Asanko Gold, which is anticipated to be a larger, financially stronger company with over $340 million in cash on hand and no debt outstanding.

•	The agreed Exchange Ratio of 0.21 provides each group of shareholders with an approximately equal 50% interest in Asanko Gold.

•
PMI Shareholders and Keegan Shareholders will equally benefit from the expanded growth profile within a single geographic gold district (the Asankrangwa gold belt) in Ghana, where Asanko Gold will hold an extensive land position covering 70 strike kilometers.

•
PMI Shareholders and Keegan Shareholders will equally participate in Asanko Gold which will have an enlarged resource base: (i) measured and indicated resources of combined projects equalling 6.94 million ounces at an average grade of 1.90 grams per tonne; and (ii) additional inferred resources of combined projects equalling 2.65 million ounces at an average grade of 1.87 grams per tonne.

•
Asanko Gold will own both the Obotan Gold Project which can proceed to construction quickly – approximately 200,000 ounces per year with first gold pour expected in 2014 – and in addition, the second growth phase can be provided by the development of the Esaase Gold Project deposit for an additional 150,000 to 200,000 ounces per year.

•
The ownership of two key mine development assets, which are located in close geographic proximity (within a 15 kilometer radius) under a single corporate group, is expected to provide a range of financial benefits from operational and capital synergies, which will be determined through a 2013 optimization analysis.

•
Asanko Gold will be fully funded to finance the development of the Obotan Gold Project eliminating the additional costs and risk associated with debt financing and hedging the development of that project.

•
Asanko Gold will be run by an experienced mine development and operational executive and management team, and will have three directors each from PMI and Keegan, plus one further independent director to be determined at a later date.

•
Exploration upside opportunities will be available within 1,000 square kilometers of land tenure in Ghana, comprising the consolidated Asankrangwa gold belt – covering 70 kilometers of gold bearing strike extensions beyond the Obotan Gold Project and Esaase Gold Project deposits and over 1,000 square kilometers in Ghana, as well as planned growth through exploration of numerous high priority targets on the Kubi and Asumura projects in adjacent gold belts.

•
Asanko Gold will have an enhanced capital markets presence. In particular, Asanko Gold is expected to appeal to a broader shareholder base, result in increased analyst coverage and improve share trading liquidity. Also, Asanko Gold will be listed on the TSX, ASX and NYSE MKT.

•
PMI Shareholders subject to tax in Canada or Australia will generally have the benefit of a tax deferred rollover when exchanging PMI Shares for Asanko Gold Shares. (See “Part I— The Arrangement — Certain Canadian Federal Income Tax Considerations” and “Part I— The Arrangement — Certain Australian Income Tax Considerations”).

•
Asanko Gold shares issued to PMI Shareholders under the Arrangement will generally be free of trading restrictions in Canada and United States (except for affiliated persons); Asanko Gold Shares are required to be listed on the TSX, ASX and NYSE MKT upon completion of the Arrangement.

•
Macquarie Canada and Canaccord Genuity have each provided opinions, the full text of which can be found at Appendices F and G to this Information Circular, respectively, that, as of December 5, 2012, and based upon and subject to the assumptions, limitations and qualifications set forth in their respective opinions:

o	in the case of Macquarie Canada, that, the consideration to be received by PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to PMI Shareholders; and

o	in the case of Canaccord Genuity, that, the Exchange Ratio is fair, from a financial point of view, to Keegan Shareholders.

See “Part I— The Arrangement — Macquarie Canada Fairness Opinion” and “Part I— The Arrangement — Canaccord Genuity Fairness Opinion.”

•
Shareholders, representing approximately 4.07% of the outstanding PMI Shares on a fully diluted basis and 4.38% of the outstanding Keegan Shares on a fully diluted basis, as of December 5, 2012, have entered into Voting Agreements pursuant to which they have agreed, among other things, to vote their PMI Shares and Keegan Shares, as the case may be, subject to the terms and conditions of such Voting Agreements, in favour of the PMI Arrangement Resolution and the Keegan Transaction Resolutions, as the case may be.

•
Under the Arrangement Agreement, until the time that the PMI Arrangement Resolution or Keegan Transaction Resolutions, as applicable, is approved, the PMI Board or Keegan Board, as applicable, retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.

•	Each party conducted significant technical and legal due diligence investigations of the other.

•	At least 66 2⁄3% of the votes cast by PMI Shareholders at the PMI Shareholders’ Meeting is required to approve the PMI Arrangement Resolution.

•
At least 66 2⁄3% of the votes cast by Keegan Shareholders at the Keegan Shareholders’ Meeting is required to approve the Keegan Arrangement Resolution and a simple majority (50% plus one vote) of the votes cast by Keegan Shareholders at the Keegan Shareholders’ Meeting is required to approve each of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution.

•	PMI Shareholders have the ability to exercise Dissent Rights.

•	The Arrangement requires approval by the Court.

The information and factors described above and considered by the PMI Board and Keegan Board in reaching their determinations and making their approvals are not intended to be exhaustive but include material factors considered by the PMI Board and the Keegan Board. In view of the wide variety of factors considered in connection with their respective evaluations of the Arrangement and the complexity of these matters, the PMI Board and the Keegan Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the PMI Board and Keegan Board may have given different weight to different factors.

Voting Agreements

The following description of certain material provisions of the Voting Agreements is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Voting Agreements. Copies of the PMI Voting Agreements and Keegan Voting Agreements are available on SEDAR at www.sedar.com under the respective profiles of PMI and Keegan, and may also be obtained free of charge upon request to the Corporate Secretary of PMI by mail at Suite 418, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6, by telephone at (604) 684-6264 or by fax at (604) 684-6242, or upon request to the Corporate Secretary of Keegan by mail at Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5 by telephone at (604) 683-8193 or by fax at (604) 683-8194.

PMI Voting Agreements

The Locked-up PMI Securityholders have each entered into a PMI Voting Agreement with Keegan, pursuant to which they have agreed, among other things, to vote their securities of PMI, to the extent so entitled: (i) in favour of the Arrangement; and (ii) against any action that would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement. Locked-up PMI Securityholders are also generally obligated not to do anything to frustrate, hinder or delay the consummation of the Arrangement.

Subject to certain exceptions, the PMI Voting Agreements also prohibit solicitation of an alternative Acquisition Proposal and impose a contractual hold period on the affected securities. In addition, Locked-up PMI Securityholders must also represent and warrant that, among other things, they: (i) only own, control or direct those securities of PMI set-forth in Schedule A to the PMI Voting Agreements; (ii) own the PMI Shares and PMI Options specified in Schedule A to the PMI Voting Agreements; (iii) have the power to vote such PMI Shares and PMI Options and to deliver them at the Effective Time; and (iv) are bound by the PMI Voting Agreement in respect of any subsequently acquired securities of PMI.

Under the terms of the PMI Voting Agreement, Keegan acknowledges that each Locked-up PMI Securityholder is bound under the PMI Voting Agreement only in such person’s capacity as a securityholder and not in his or her capacity as a director or officer of PMI.

Each PMI Voting Agreement, and the obligations of the Locked-up PMI Securityholder thereunder, terminates upon the first to occur of: (i) the Effective Time; (ii) the termination of the Arrangement Agreement in accordance with its terms, including in connection with a Superior Proposal; or (iii) the mutual agreement between Keegan and the Locked-up PMI Securityholder.

As of the date hereof, there are 6,055,588 PMI Shares and 10,275,000 PMI Options subject to PMI Voting Agreements, representing approximately 1.46% and 80.99% of the outstanding PMI Shares and PMI Options, respectively, on such date.

Keegan Voting Agreements

The Locked-up Keegan Securityholders have each entered into a Keegan Voting Agreement with PMI, pursuant to which they have agreed, among other things, to vote their securities of Keegan, to the extent so entitled: (i) in favour of the Arrangement; and (ii) against any action that would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement. Locked-up Keegan Securityholders are also generally obligated not to do anything to frustrate, hinder or delay the consummation of the Arrangement.

Subject to certain exceptions, the Keegan Voting Agreements also prohibit solicitation of an alternative Acquisition Proposal and impose a contractual hold period on the affected securities. In addition, Locked-up Keegan Securityholders must also represent and warrant that, among other things, they: (i) only own, control or direct those securities of Keegan set-forth in Schedule A to the Keegan Voting Agreements; (ii) own the Keegan Shares, Keegan Options and Keegan Warrants specified in Schedule A to the Keegan Voting Agreements; (iii) have the power to vote such Keegan Shares, Keegan Options and Keegan Warrants and to deliver them at the Effective Time; and (iv) are bound by the Keegan Voting Agreement in respect of any subsequently acquired securities of Keegan.

Under the terms of the Keegan Voting Agreement, PMI acknowledges that each Locked-up Keegan Securityholder is bound under the Keegan Voting Agreement only in such person’s capacity as a securityholder and not in his or her capacity as a director or officer of Keegan.

Each Keegan Voting Agreement, and the obligations of the Locked-up Keegan Securityholder thereunder, terminates upon the first to occur of: (i) the Effective Time; (ii) the termination of the Arrangement Agreement in accordance with its terms, including in connection with a Superior Proposal; or (iii) the mutual agreement between PMI and the Locked-up Keegan Securityholder.

As of the date hereof, there are 1,346,498 Keegan Shares, 3,340,000 Keegan Options and 290,698 Keegan Warrants subject to Keegan Voting Agreements, representing approximately 1.58%, 40.94% and 2.99% of the outstanding Keegan Shares, Keegan Options and Keegan Warrants, respectively, on such date.

Recommendations of the PMI Board

After considering, among other things, the unanimous recommendation of the PMI Special Committee and the Macquarie Canada Fairness Opinion, the PMI Board unanimously concluded that the Arrangement is in the best interests of PMI and is fair to PMI Shareholders and authorized the entry by PMI into the Arrangement Agreement and all related agreements.

THE PMI BOARD RECOMMENDS THAT THE PMI SHAREHOLDERS VOTE IN FAVOUR OF THE PMI ARRANGEMENT RESOLUTION.

In reaching its conclusions and formulating its recommendations, the PMI Board considered a number of factors, including the recommendation of the PMI Special Committee, the Macquarie Canada Fairness Opinion and the expected benefits of the Arrangement. The discussion of the information and factors considered and given weight by the PMI Board is not intended to be exhaustive. In reaching the determination to approve and recommend the PMI Arrangement Resolution, the PMI Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Recommendations of the Keegan Board

After considering, among other things, the recommendation of the Keegan Special Committee and the Canaccord Genuity Fairness Opinion, the Keegan Board unanimously concluded that the Arrangement is in the best interests of Keegan and is fair to Keegan Shareholders and authorized the entry by Keegan into the Arrangement Agreement and all related agreements.

THE KEEGAN BOARD RECOMMENDS THAT THE KEEGAN SHAREHOLDERS VOTE IN FAVOUR OF THE KEEGAN TRANSACTION RESOLUTIONS.

In reaching its conclusions and formulating its recommendations, the Keegan Board considered a number of factors, including the recommendation of the Keegan Special Committee, the Canaccord Genuity Fairness Opinion and the expected benefits of the Arrangement.  The discussion of the information and factors considered and given weight by the Keegan Board is not intended to be exhaustive.  In reaching the determination to approve and recommend the Keegan Transaction Resolutions, the Keegan Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Risk Factors Related to the Arrangement

An investment in Asanko Gold Shares as a result of the combination of PMI and Keegan is subject to certain risks. In addition to the risk factors described under the heading “Risk Factors” in the PMI AIF and under the heading “Risk Factors” in the Keegan AIF, which are specifically incorporated by reference into this Information Circular, the following are additional and supplemental risk factors which PMI Shareholders should carefully consider before making a decision regarding the PMI Arrangement Resolution and which Keegan Shareholders should carefully consider before making a decision regarding the Keegan Transaction Resolutions.

PMI and Keegan may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all

Completion of the Arrangement is subject to the approval of the Court and the satisfaction of certain other conditions and approvals which may be outside the control of the Parties, including the receipt of all necessary regulatory and PMI Shareholder and Keegan Shareholder approvals. There can be no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of Asanko Gold or the trading price of the Asanko Gold Shares, after completion of the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Effect

Each of PMI and Keegan has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For example, each Party has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, individually or in the aggregate, have a Material Adverse Effect on the other Party. Although a Material Adverse Effect excludes certain events that are beyond the control of the Parties (such as general changes in the global economy or changes that affect the worldwide gold and/or mining industries in general), there is no assurance that a change having a Material Adverse Effect on a Party will not occur before the Effective Date, in which case the other Party could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

A Party may become liable to reimburse the other Party for its costs or to pay a Termination Fee and if either PMI or Keegan is required to pay the Termination Fee and an alternative transaction is not completed, the financial condition of the Party that pays the Termination Fee could be materially adversely affected

A Party may become liable to reimburse the other Party in respect of certain costs. Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement will be paid by the party incurring such fees, costs or expenses. Certain costs incurred by each of PMI and Keegan related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by PMI and Keegan, respectively, even if the Arrangement is not completed. In certain limited circumstances, one Party may be liable for up to $1 million of costs incurred by the other Party. If the Arrangement is not completed, one Party may also be required to pay the other Party a fee in the amount of $13 million, as liquidated damages (the “Termination Fee”) in certain circumstances. See “Part I – The Arrangement – The Arrangement Agreement”.

Moreover, if a Party is required to pay the Termination Fee under the Arrangement Agreement and such Party does not enter into or complete an alternative transaction, the financial condition of the Party that pays the Termination Fee could be materially adversely affected.

The Termination Fee provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with PMI or Keegan

Under the Arrangement Agreement, a Party is required to pay the Termination Fee in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The Termination Fee may discourage other parties from attempting to propose a significant business transaction, even if a different transaction could provide better value to the PMI Shareholders or the Keegan Shareholders, as applicable, than the Arrangement.

The market price for the PMI Shares and the Keegan Shares may decline

If the Arrangement is not approved by the PMI Shareholders or the Keegan Shareholders, the market price of the PMI Shares and/or the Keegan Shares may decline to the extent that the current market price of the PMI Shares and/or the Keegan Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement is not approved by the PMI Shareholders or the Keegan Shareholders, as the case may be, and the PMI Board or the Keegan Board, as the case may be, decides to seek another merger or business combination, there can be no assurance that PMI or Keegan, as the case may be, will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

PMI and Keegan may not realize the anticipated benefits of the Arrangement

PMI and Keegan are proposing to complete the Arrangement to strengthen the position of each entity in the gold mining industry and to create the opportunity to realize certain benefits including, among other things, those set forth in the Information Circular under “Part I - The Arrangement—Arrangement Considerations and Benefits of the Arrangement” above. Achieving the benefits of the Arrangement depends in part on the ability of the combined entity to effectively realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities. A variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect Asanko Gold’s ability to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of PMI’s and Keegan's existing businesses

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Information Circular under “Part I - The Arrangement— Arrangement Considerations and Benefits of the Arrangement” above, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Asanko Gold’s ability to realize the anticipated growth opportunities and synergies from integrating PMI’s and Keegan’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of Asanko Gold following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Asanko Gold to achieve the anticipated benefits of the Arrangement.

Following the Arrangement the trading price of the Asanko Gold Shares cannot be guaranteed, may be volatile and could be less than the current trading prices of PMI and Keegan due to various market-related and other factors

The Asanko Gold Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including (a) changes in the price of gold; (b) current events affecting the economic or political situation in Ghana; (c) legal or regulatory changes or government actions; (d) changes in financial estimates and recommendations by securities analysts; (e) the ability of Asanko Gold to obtain financing on satisfactory terms; (f) the economics of current and future projects of PMI, Keegan or, following completion of the Arrangement, Asanko Gold; and (g) the operating and share price performance of other companies, including those that investors may deem comparable.

Effect of the Arrangement

General

Pursuant to the Arrangement, Keegan and PMI will merge by Keegan acquiring all of the issued and outstanding PMI Shares such that PMI will become a wholly-owned subsidiary of Keegan. Keegan will change its name to “Asanko Gold Inc.” immediately prior to its acquisition of the PMI Shares.

Effect on PMI Shareholders and Keegan Shareholders

Pursuant to the Arrangement, PMI Shareholders will receive, for each PMI Share held, 0.21 Asanko Gold Shares. As Keegan is the continuing corporate entity, Keegan Shareholders will not need to exchange their securities as part of the Arrangement. After giving effect to the Arrangement, existing PMI Shareholders and Keegan Shareholders will each own approximately 50% of Asanko Gold, inclusive of currently in-the-money dilutive securities.

Effect on Holders of PMI Options

Pursuant to the terms of the Plan of Arrangement, each outstanding PMI Option will be exchanged, on the Effective Date, for a Replacement Option, to purchase from Asanko Gold that number of Asanko Gold Shares equal to the Exchange Ratio multiplied by the number of PMI Shares subject to such PMI Option immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of an Asanko Gold Share on any particular exercise of Replacement Options, then the number of Asanko Gold Shares otherwise issued shall be rounded down to the nearest whole number of Asanko Gold Shares. Such Replacement Option shall provide for an exercise price per Asanko Gold Share (rounded up to the nearest whole cent) equal to the exercise price per PMI Share otherwise purchasable pursuant to such PMI Option divided by the  Exchange Ratio, provided that the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original PMI Option immediately before the exchange. Except as described above, the term, exercisability and all other terms and conditions of the PMI Option in effect prior to the Effective Time shall govern the Replacement Option for which the PMI Option is so exchanged.

At the date hereof there are currently 12,687,500 outstanding PMI Options that will be exchanged for approximately 2,664,375 Replacement Options as part of the Arrangement. Of that number, 6,925,000 PMI Options are held by the directors of PMI and will be converted into 1,454,250 Replacement Options.

Effect on Holders of PMI Warrants

Pursuant to the terms of the Plan of Arrangement, each outstanding PMI Warrant will be exchanged, at the Effective Time, into a Replacement Warrant to purchase from Asanko Gold that number of Asanko Gold Shares equal to the Exchange Ratio multiplied by the number of PMI Shares subject to such PMI Warrant immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Asanko Gold Share on any particular exercise of Replacement Warrants, then the number of Asanko Gold Shares otherwise issued shall be rounded down to the nearest whole number of Asanko Gold Shares. Such Replacement Warrant shall provide for an exercise price per Asanko Gold Share (rounded up to the nearest whole cent) equal to the exercise price per PMI Share otherwise purchasable pursuant to the PMI Warrant divided by the  Exchange Ratio. Except as described above, the term, exercisability and all other terms and conditions of the PMI Warrant in effect immediately prior to the Effective Time shall govern the Replacement Warrant for which the PMI Warrant is so exchanged.

Consulting Agreements and Retention Bonuses

Effective December 5, 2012, PMI entered into consulting agreements (the “Consulting Agreements”) with each of following officers of PMI: Mr. Collin Ellison, Managing Director and Chief Executive Officer, Mr. Michael Allen, Chief Financial Officer and Mr. Michael Gloyne, Chief Operating Officer.

Except for the terms of each Retention Bonus (defined below), which came into effect immediately upon execution of the Consulting Agreement, the terms of each Consulting Agreement will only take effect if within twelve months of the completion of the Arrangement, PMI notifies Mr. Ellison, Mr. Allen or Mr. Gloyne that their current employment agreements with PMI will be terminated. The rights and obligations contained in the Consulting Agreements are therefore in addition to those imposed by each of Messrs. Ellison, Allen and Gloyne’s current employment agreements with PMI.  If effective, the term of each Consulting Agreement shall be for a minimum of twelve months from the date of the termination of each of Messrs. Ellison, Allen and Gloyne’s current employment agreements with PMI, as applicable. The purpose of the Consulting Agreements is to ensure that Messrs. Ellison, Allen and Gloyne are able to assist in the event their former responsibilities are transitioned to individuals who will assume a similar corporate office with Asanko Gold. If effective, during the respective terms of their Consulting Agreements, Messrs. Ellison, Allen and Gloyne will act as independent contractor consultants and will receive compensation that is substantially the same as the compensation they are entitled to pursuant to their current employment agreements with PMI.

Each Consulting Agreement also provides for a one-time retention bonus (the “Retention Bonuses”) of C$200,000 to Mr. Ellison, and A$150,000 to each of Mr. Allen and Mr. Gloyne, payable on June 30, 2013 (the “Payout Date”) provided that the relevant individual (i) remains actively employed and in full compliance with PMI’s policies and directives respecting job performance and conduct as of the Payout Date, and (ii) has not given notice of termination of his existing employment agreement, or been given notice of termination, on or prior to the Payout Date

The Retention Bonuses being offered to Messrs. Ellison, Allen and Gloyne may be considered a “collateral benefit” as defined in MI 61-101. See “Part I – The Arrangement – Securities Law Matters – MI 61-101”.

Capital of Asanko Gold

Following completion of the Arrangement, the authorized capital of Asanko Gold will consist of an unlimited number of Asanko Gold Shares, assuming the Keegan New Articles Resolution is approved at the Keegan Shareholders’ Meeting.

Following completion of the Arrangement, based on the number of PMI Shares and Keegan Shares outstanding at the date hereof, there are expected to be approximately 171.7 million Asanko Gold Shares, 11.4 million Asanko Gold stock options and 9.8 million Asanko Gold warrants.

See “Part VI – General Proxy Matters – Keegan – Description of Securities Being Distributed” for a summary of the material rights and restrictions attached to the Asanko Gold Shares.

Directors and Officers of Asanko Gold Following the Arrangement

Following the Arrangement and reflecting the merger of equals nature of this business combination, Mr. Peter Buck and Mr. Shawn Wallace, the Chairman of PMI and Keegan, respectively, will become Co-Chairmen of Asanko Gold. Mr. Peter Breese, the current Chief Executive Officer of Keegan, will serve as Chief Executive Officer of Asanko Gold and Mr. Collin Ellison, the current Managing Director and Chief Executive Officer of PMI, will serve as President of Asanko Gold. Other senior management of Asanko Gold will be determined following completion of the Arrangement.

The proposed Board of Directors of Asanko Gold will be comprised of three directors from each of PMI and Keegan and a seventh independent director will be added following completion of the Arrangement. The initial six directors of Asanko Gold will be, from PMI: Mr. Peter Buck, Mr. Ross Ashton and Dr. John A. Clarke; and from Keegan: Mr. Shawn Wallace, Mr. Colin Steyn and Mr. Gordon Fretwell.

See “Part III – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Directors and Officers of Asanko Gold Upon Completion of the Arrangement,” for a description of the proposed directors, together with their current positions with PMI and Keegan, as applicable, and the number of PMI Shares and Keegan Shares beneficially owned, or over which control or direction is exercised, by such persons. See also “Part I – The Arrangement – Interests of Certain Persons or Companies in the Arrangement.”

Auditors of Asanko Gold

The Board of Directors of Asanko Gold will determine and appoint the auditors of Asanko Gold following the completion of the Arrangement.

The Arrangement Agreement

On December 5, 2012, Keegan and PMI entered into the Arrangement Agreement, a copy of which has been filed on SEDAR at www.sedar.com and may also be obtained free of charge, upon request to the Corporate Secretary of PMI by mail at Suite 418, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6, by telephone at (604) 684-6264 or by fax at (604) 684-6242, or upon request to the Corporate Secretary of Keegan by mail at Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5 by telephone at (604) 683-8193 or by fax at (604) 683-8194. The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement. Shareholders are encouraged to read the Arrangement Agreement in its entirety.

The Arrangement Agreement provides that Keegan will acquire all of the outstanding common shares of PMI, by way of a plan of arrangement under Division 5 of Part 9 of the BCBCA and in respect of which, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement:

(a)	each PMI Shareholder would receive a number of Asanko Gold Shares equal to the Exchange Ratio for each PMI Share then held;

(b)	each outstanding PMI Option, shall without any further action on the part of any holder of PMI Options, be exchanged for a Replacement Option; and

(c)	each outstanding PMI Warrant, shall without any further action on the part of any holder of a PMI Warrant, be exchanged for a Replacement Warrant.

See the Plan of Arrangement attached as Appendix E to this Information Circular.

In order to implement the Plan of Arrangement, PMI has agreed to: (i) obtain the Interim Order from the Court; (ii) call and hold the PMI Shareholders’ Meeting; (iii) jointly with Keegan, prepare this Information Circular; (iv) subject to obtaining PMI Shareholder approval, obtain the Final Order from the Court which approves the “fairness” of the Arrangement; and (v) provide Keegan with the opportunity to review and comment on all PMI documents prepared in connection with the Arrangement.

In order to implement the Plan of Arrangement, Keegan has agreed to: (i) call and hold the Keegan Shareholders’ Meeting; (ii) immediately seek a listing of the Asanko Gold Shares on the ASX, subject to the completion of the Arrangement; (iii) jointly with PMI, prepare this Information Circular; and (iv) subject to receipt of the Final Order, file the required documentation to effect a name change of Keegan to “Asanko Gold Inc.”.

Representations and Warranties

Keegan and PMI have made certain representations and warranties in the Arrangement Agreement, which survive the execution and delivery of the Arrangement Agreement and will terminate on the Effective Date. Such representations are customary for this type of transaction and are reciprocal in all material respects.

The representations and warranties of Keegan and PMI relate to, among other things, organization, corporate and governmental authorizations in respect of the Arrangement, the absence of any contravention or conflict with organizational documents or applicable Law, the absence of any notices, consents, defaults or encumbrances in connection with the Arrangement, obligations that will come due or be accelerated by virtue of the Arrangement, capitalization, reporting and listing status and other securities law matters, preparation and presentation of financial statements, the absence of certain changes or events, disclosure of liabilities, compliance with applicable Laws, absence of material litigation, tax matters, material contracts and broker and other fees.

Covenants

Arrangement Covenants

Keegan and PMI have respectively covenanted and agreed to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable to consummate the Arrangement as soon as practicable, including:

(a)
using commercially reasonable efforts to (i) satisfy all of the conditions precedent to the completion of the Arrangement and (ii) apply for and obtain, and cooperating with the other Party in applying for and obtaining, the consents, orders and approvals necessary to complete the Arrangement (pursuant to the TSX Company Manual, as Keegan is required to issue, or reserve for issuance, as the case may be, more than 25% of the issued and outstanding Keegan Shares to give effect to the Arrangement, the approval of the Keegan Arrangement Resolution and the Keegan Share Option Plan by Keegan Shareholders at the Keegan Shareholders’ Meeting is necessary to complete the Arrangement);

(b)
subject to the provisions of the Arrangement Agreement that deal with accepting a Superior Proposal (See “Part I – The Arrangement – The Arrangement Agreement – Superior Proposal and Right to Match”), publicly supporting the Arrangement and recommending to their respective Shareholders that they vote in favour of the PMI Arrangement Resolution and the Keegan Transaction Resolutions at the applicable Shareholder Meeting;

(c)	permitting the other Party’s officers, directors, employees, consultants and advisors to solicit proxies from its Shareholders in accordance with applicable Law;

(d)
taking all commercially reasonable action to lawfully solicit proxies for its Shareholders’ Meeting in favour of the PMI Arrangement Resolution or the Keegan Transaction Resolutions, as applicable, and not making a Change in Recommendation except in accordance with the provisions of the Arrangement Agreement that deal with a Superior Proposal;

(e)
using commercially reasonable efforts to conduct its affairs so that all of its representations and warranties contained in the Arrangement Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date; and

(f)	complying with all of its obligations under the Plan of Arrangement.

Keegan has additionally agreed to use commercially reasonable efforts to (i) cause the Asanko Gold Shares to be issued to PMI Shareholders pursuant to the terms of the Arrangement to be listed and posted for trading on the TSX and NYSE MKT, (ii) obtain an ASX listing for the Asanko Gold Shares (including obtaining all required waivers), (iii) cause the Asanko Gold Shares which the holders of Replacement Options and Replacement Warrants, respectively, will be entitled to receive upon exercise to be listed and posted for trading on the TSX, ASX and NYSE MKT, and (iv) ensure that the Information Circular obtains the benefit of foreign securities prospectus relief and on-sale relief under the Australian Corporations Act.

Each of PMI and Keegan has further covenanted and agreed that, from the date of the Arrangement Agreement until the Effective Date or the day upon which the Arrangement Agreement is terminated, whichever is earlier, it will:

(a)
use its commercially reasonable efforts to preserve intact in all material respects its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, distributors, customers and others having business relationships with it;

(b)
not take any action that would interfere with or be inconsistent with the completion of the Arrangement or which would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time before the Effective Date;

(c)
promptly notify the other Party of any Material Adverse Effect, or any change which could reasonably be expected to result in a Material Adverse Effect, in respect of its business or properties, and of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(d)
use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations set forth in the Arrangement Agreement to the extent that such is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the Arrangement, including to:

(i)	obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Arrangement;

(ii)
effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any required proceedings before Governmental Entities in connection therewith;

(iii)
oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Keegan or PMI to consummate, the Arrangement;

(iv)	fulfill all conditions and satisfy all provisions of the Arrangement Agreement and Voting Agreement on its part; and

(v)	otherwise cooperate with the other in connection with the performance by it of its obligations under the Arrangement Agreement and Voting Agreements;

(e)
not take any action or refrain from taking any action, which would reasonably be expected to significantly impede or delay the consummation of the Arrangement, subject to those actions it is permitted to do in compliance with the provisions of the Arrangement Agreement dealing with Superior Proposals;

(f)	vigorously defend or cause to be defended any claim or other legal proceedings brought against it challenging the Arrangement; and

(g)
use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder.

Business Covenants

Each of PMI and Keegan has covenanted and agreed, other than as specified in the Arrangement Agreement, that from the date of the Arrangement Agreement until the Effective Date or the day upon which the Arrangement Agreement is terminated, whichever is earlier, it will:

(a)
continue to carry on its business and affairs in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by it in good standing;

(b)
fully cooperate and consult through weekly meetings with the other Party to allow the other Party to monitor, and provide input with respect to all material activities relating to the exploration, permitting, development and maintenance of all of the properties and assets owned and controlled by it (and any disclosure of new technical information);

(c)
permit the other Party’s officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by it and to the books, records, reports, data, periodic site reports and all other information relevant to its business, properties and affairs, including drill core and other samples and all reports, correspondence and other information provided by all of its consultants;

(d)
in all material respects, conduct itself so as to keep the other Party fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third Party for which a waiver could not be obtained; and

(e)
use commercially reasonable efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

Each of Keegan and PMI agree that it will not, other than as specified in the Arrangement Agreement, or as previously disclosed to the other Party or required in order to give effect to the Arrangement, without prior consultation with and the consent of the other Party, directly or indirectly do, agree to do, or permit to occur any of the following:

(a)	amend its constating documents;

(b)	declare, set aside or pay any dividend or other distribution or payment in respect of any of its securities;

(c)
issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities (other than securities issuable upon the exercise of currently outstanding options or warrants), or amend the terms of any outstanding securities;

(d)	redeem, purchase or otherwise acquire any of the Party’s outstanding securities;

(e)	split, combine or reclassify any outstanding shares;

(f)
adopt or propose any shareholder or director resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction or adopt any plan of liquidation;

(g)	reduce its stated capital;

(h)	sell or otherwise dispose of or encumber any of its assets except non-material assets within the ordinary course of business;

(i)
amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits or other terms and conditions of employment or service of any employees or consultants other than with non-executive employees in the ordinary course;

(j)
make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents, except as required under contracts existing on the date hereof;

(k)	enter into or amend any agreements, arrangements or transactions with any related party except post-severance agreements for a PMI related party as agreed to by Keegan;

(l)
enter into, renew or modify in any material respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or with the prior consent of the other Party which consent shall not be arbitrarily or unreasonably withheld or delayed; and

(m)
without prior consultation with and the consent of the other Party, such consent not to be unreasonably withheld, enter into new material commitments of a capital expenditure nature or incur any new contingent liabilities, indebtedness or guarantee any new indebtedness.

Notwithstanding the above, the parties agreed that:

(a)
PMI may, with prior consultation with and the consent of Keegan, such consent not to be unreasonably withheld, enter into new material commitments of a capital expenditure nature or incur any new contingent liabilities, indebtedness or guarantee any new indebtedness.  Without limiting the generality of the foregoing and notwithstanding anything to the contrary in the Arrangement Agreement, from the date of the Arrangement Agreement until the Effective Time, PMI will be permitted to engage in any of the following activities with the full participation, involvement and approval of the tender evaluation committee:

(i)	enter into any contract which individually provides for an expenditure or liability of $1,000,000 or greater;

(ii)	any plant construction, contractor selection or contracts; and

(iii)	any mining contractor selection or contracts; and

(b)	Keegan will conduct the following activities up until the Effective Time:

(i)	continue with the integrated metallurgical test work, mine planning and all work associated with the completion of Keegan’s pre-feasibility study;

(ii)
engage in land swap arrangements with the Mpatoam Small Scale Mining Company, including but not limited to, finalizing legal agreements, paying for land swaps and allocating alluvial land to the Mpatoam Small Scale Mining Company;

(iii)	continue with finalization of Keegan’s environmental impact statements submission due in the first quarter of 2013; and

(iv)
continue to set up an office in South Africa including, but not limited to, registering a company, engaging administrative staff, opening bank accounts, registering for taxes and signing appropriate lease agreements.

Non-Solicitation Covenants

Each Party has agreed to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party. Subject to the terms of the Arrangement Agreement, each Party has agreed that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(a)
make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal;

(b)
participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(c)	waive, or otherwise forbear in the enforcement of, any existing confidentiality agreements including any standstill provisions thereunder;

(d)
remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this covenant);

(e)
withdraw, modify, qualify or change in a manner adverse to the other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party the approval, recommendation or declaration of advisability of the board of directors of the Arrangement (it being understood that failing to affirm the approval, or recommendation or declaration of advisability of the board of directors of the Arrangement within two Business Days after an Acquisition Proposal relating to such Party has been publicly announced and in circumstances where no Acquisition Proposal has been made, within five Business Days of being requested to do so by any other Party, shall be considered an adverse modification);

(f)
enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Arrangement is completed or any other arrangement agreed to prior to any termination of the Arrangement Agreement; or

(g)	make any public announcement or take any other action intended to be inconsistent with the recommendation of its board of directors to approve the Arrangement.

However, the board of directors of a Party (the “Solicited Party”) may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by the Solicited Party and did not otherwise result from a breach of the foregoing restrictions, that its board of directors determines in good faith may reasonably become a Superior Proposal. If the Solicited Party provides confidential non-public information to such person, it may do so for a period of not more than 21 days provided that the Solicited Party must first obtain a confidentiality and standstill agreement from the person making such Acquisition Proposal that is no more favourable to such person than the confidentiality agreement between Keegan and PMI. The Solicited Party must send a copy of any such confidentiality agreement to the other Party promptly upon its execution and provide the other Party with access to similar information to which such person was provided, if not previously provided to the other Party.

Notice of Acquisition Proposal

Each Party must promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of the receipt of any proposals, offers or written inquiries relating to or which could be an Acquisition Proposal, or any request for non-public information relating to such Party or any of its subsidiaries. Such notice must include a description of the terms and conditions of the proposal, inquiry or offer, the identity of the person making the proposal, inquiry or offer and such other details as the other Party may reasonably request. Each Party must keep the other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such proposal, inquiry or offer.

Superior Proposal and Right to Match

If a Party has complied with the provisions of the Arrangement Agreement relating to Acquisition Proposals and Superior Proposals, such Party (the “Terminating Party”) may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal that such Party’s board of directors has determined to be a Superior Proposal and that is received prior to the date of approval of the PMI Arrangement Resolution and the Keegan Transaction Resolutions and terminate the Arrangement Agreement if:

(a)	the Terminating Party has provided the other Party with a copy of the Superior Proposal document and any proposed agreement;

(b)	the Terminating Party has provided the other Party with the information regarding such Superior Proposal required under the Arrangement Agreement;

(c)	the person making the Superior Proposal was not restricted from making such proposal pursuant to an existing standstill or similar restriction;

(d)
the board of directors of the Terminating Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the board of directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation (a “Change in Recommendation”) of the Arrangement and to approve or recommend such Superior Proposal; and

(e)
five Business Days shall have elapsed from the later of the date the other Party received written notice (a “Superior Proposal Notice”) advising them that the Terminating Party’s board of directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date the other Party received a copy of the Superior Proposal document.

During the five Business Day period referred to above, the Terminating Party agrees that the other Party shall have the right, but not the obligation, to offer in writing to amend the terms of the Arrangement Agreement, which offer must be received by the Terminating Party prior to 5:00 p.m. (Vancouver time) on the fifth Business Day of such period. The board of directors of the Terminating Party will review any written proposal by the other Party to amend the terms of the Arrangement Agreement, in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by the Terminating Party, be at least equivalent to the Superior Proposal. If the board of directors of the Terminating Party so determines, it will enter into an amended Arrangement Agreement with the other Party reflecting the amended proposal. If the board of directors of the Terminating Party does not so determine, the Terminating Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with the termination provisions of the Arrangement Agreement, including payment of the Termination Fee.

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the Arrangement Agreement and will initiate an additional five Business Day notice period.

Conditions Precedent

In order for the Arrangement to become effective, certain conditions, summarized below, must have been satisfied or waived.

Mutual Conditions Precedent

The Arrangement Agreement contains certain mutual conditions to the completion of the Arrangement in favour of each of Keegan and PMI including that at or before the Effective Date: (i) the Interim Order will have been granted by the Court; (ii) PMI Shareholders will have been approved the PMI Arrangement Resolution at the PMI Shareholders’ Meeting; (iii) Keegan Shareholders will have approved the Keegan Transaction Resolutions at the Keegan Shareholders’ Meeting; (iv) the Final Order will have been granted by the Court; (v) the Effective Date will have occurred prior to the Termination Date; (vi) there will be no legal restraint that prohibits the consummation of the Arrangement or that results in a Material Adverse Effect on PMI or Keegan; (vii) all required consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons and the Stock Exchanges and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, will have been obtained or received on terms that will not have a Material Adverse Effect on Keegan or PMI taking into effect the Arrangement; (viii) the distribution of the Asanko Gold Shares in Canada pursuant to the Arrangement, and the distribution of the Asanko Gold Shares to be issued upon exercise of the Replacement Options and Replacement Warrants (if exercised on the Effective Date) are exempt from, or otherwise not subject to, prospectus requirements of applicable Securities Laws and are subject to the resale restrictions under Section 2.6 of NI 45-102; (ix) the distribution of Asanko Gold Shares in the United States pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act as amended, pursuant to Section 3(a)(10) thereof; and (x) the Arrangement Agreement will not have been terminated.

Additional Conditions Precedent to the Obligations of Keegan

The Arrangement Agreement also contains certain conditions to the completion of the Arrangement for the sole benefit of Keegan including that at or before the Effective Date: (i) all representations and warranties of PMI in the Arrangement Agreement will be true and correct, except to the extent inaccuracy would not have a Material Adverse Effect, as of the Effective Date; (ii) there have not been any changes, effects, events, occurrences or states of fact that either individually or in the aggregate have a Material Adverse Effect on PMI; (iii) PMI will have complied in all material respects with its covenants under the Arrangement Agreement; and (iv) PMI Shareholders holding no more than 5% of the outstanding PMI Shares will have validly exercised Dissent Rights.

Additional Conditions Precedent to the Obligations of PMI

The Arrangement Agreement also contains certain conditions to the completion of the Arrangement for the sole benefit of PMI including that at or before the Effective Date: (i) all representations and warranties of Keegan in the Arrangement Agreement will be true and correct, except to the extent inaccuracy would not have a Material Adverse Effect, as of the Effective Date; (ii) there have not been any changes, effects, events, occurrences or states of fact that either individually or in the aggregate have a Material Adverse Effect on PMI; (iii) Keegan will have complied in all material respects with its covenants under the Arrangement Agreement; (iv) Keegan will have received prior to the Effective Time a written acceptance in principle for listing the Keegan Shares on the ASX; (v) other than the Keegan Asanko Gold Board Nominees, all directors of Keegan will have resigned as of the Effective Time; and (vi) the PMI Asanko Gold Board Nominees will have been appointed to the Keegan Board to form the Asanko Gold Board as of the Effective Time.

Termination

The Arrangement Agreement may be terminated at any time:

(a)	by mutual written agreement of the Parties;

(b)	by the applicable Party if: (i) the Board of the other Party has made a Change in Recommendation; or (ii) the other Party has entered into a binding agreement with respect to a Superior Proposal;

(c)	by either Party in order for such Party to enter into a definitive written agreement with respect to a Superior Proposal;

(d)	by either Party if either of the required approvals of their respective Shareholders is not obtained at the applicable Meeting;

(e)
by either Party if any condition precedent to its obligations has not been satisfied or waived by the Termination Date or where it is clear that the condition cannot be satisfied prior to the Termination Date, provided the notice and cure provisions have been complied with; or

(f)
by either Party, if, subject to the notice and cure provisions, a failure to perform, in all material respects, any covenant or agreement on the part of the other Party set forth in this Agreement that would cause the conditions precedent in favour of such Party not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date.

Termination Payment

The Arrangement Agreement provides that, in the event that:

(a)	a Party enters into an agreement to effect a Superior Proposal;

(b)	a Party makes a Change in Recommendation in respect of the Arrangement; or

(c)
a Party’s shareholders fail to approve the PMI Arrangement Resolution or the Keegan Transaction Resolutions, as applicable, and prior to the applicable Meeting a bona fide Acquisition Proposal, or the intention to enter into a bona fide Acquisition Proposal has been publicly announced and such pending Acquisition Proposal is not withdrawn, and within 12 months of the date of the termination of the Arrangement Agreement, the Party completes an Acquisition Proposal, and the Arrangement Agreement is terminated therefor, then such Party shall pay to the other Party the Termination Fee, in immediately available funds.

In the event that the Arrangement Agreement is terminated because of a failure by one Party to perform, in all material respects, any covenant or agreement on the part of a Party set forth in this Agreement that would cause conditions not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date, then such Party shall pay to the other Party all expenses and fees incurred by the other Party in respect of the Arrangement (up to a maximum of $1,000,000, exclusive of applicable taxes and disbursements), as an expense reimbursement.

Notice and Cure Provisions

Each of the Parties is required to give prompt notice to the other of any event or state of facts occurring, or failing to occur, up to the Effective Date that would likely: (i) cause any of the representations or warranties of that Party in the Arrangement Agreement to be untrue or inaccurate in any material respect; or (ii) result in the failure of that Party to comply with or satisfy any covenant or agreement to be complied with or satisfied under the Arrangement Agreement by such Party before the Effective Date.

Keegan or PMI may elect to not complete the Arrangement pursuant to the conditions precedent contained in the Arrangement Agreement or exercise any termination right arising therefrom, only if forthwith and in any event before the Effective Date, Keegan or PMI, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Keegan or PMI, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Keegan or PMI, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the expiration of a period of 15 days from such notice. If such notice has been given before the making of the application for the Final Order, the Keegan Shareholders’ Meeting, or the PMI Shareholders’ Meeting, such application or meeting will be postponed until the expiry of such period.

Indemnification

Under the Arrangement Agreement, Keegan has agreed that it will cause PMI to honour all rights to indemnification now existing in favour of present and former officers and directors of PMI to the extent that they are in effect at the date of the Arrangement Agreement, and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Amendment

The Arrangement Agreement may, at any time and from time to time before or after the holding of the PMI Shareholders’ Meeting or the Keegan Shareholders’ Meeting, but not later than the Effective Date, be amended by mutual written agreement of the Parties and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any Party;

(b)	waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition contained in the Arrangement Agreement;

provided, however, that notwithstanding the foregoing, (i) following the PMI Shareholders’ Meeting, the Exchange Ratio shall not be amended without the approval of the PMI Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court, and (ii) the Arrangement Agreement and Arrangement may be amended in accordance with the Final Order.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the PMI Arrangement Resolution must be approved by the PMI Shareholders at the PMI Shareholders’ Meeting either in person or by proxy in the manner required by the Interim Order;

(b)	the Keegan Transaction Resolutions must be approved by the Keegan Shareholders at the Keegan Shareholders’ Meeting either in person or by proxy in the manner required by the Interim Order;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order; and

(d)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party.

Approval of PMI Shareholders Required for the Arrangement

To be effective, the PMI Arrangement Resolution must be approved by an affirmative vote of (i) at  least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting, after excluding votes cast by Macquarie Group Limited whose votes may not be included in determining minority approval pursuant to MI 61-101. Notwithstanding the foregoing, the PMI Arrangement Resolution authorizes the PMI Board, without further notice to or approval of the PMI Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. See Appendix A to this Information Circular for the full text of the PMI Arrangement Resolution. See also “Part V— General Proxy Matters — PMI — Procedure and Votes Required”.

Approval of Keegan Shareholders Required for the Arrangement

To be effective, the Keegan Arrangement Resolution must be approved by an affirmative vote of at least 66 2⁄3% of the votes cast by the Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting.

To be effective, each of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution  must be approved by a simple majority (50% plus one vote) of the votes cast by the Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting.

The Keegan Transaction Resolutions are closely linked.  The implementation of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution is dependent on the approval of the Keegan Arrangement Resolution, such that if the Keegan Arrangement Resolution is not approved by Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting, the approval of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting. Furthermore, although the implementation of the Keegan Arrangement Resolution is NOT dependent on the approval of either the Keegan Share Option Plan Resolution or the Keegan Performance Rights Plan Resolution, the failure of Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting to approve each of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution will unduly complicate management and employee compensation planning going forward but will not otherwise adversely affect the Arrangement insofar as Keegan Shareholders are concerned. Accordingly, Keegan Shareholders who are in favour of the Keegan Arrangement Resolution are strongly encouraged to vote in favour of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution.

See Appendix B to this Information Circular for the full text of the Keegan Transaction Resolutions.  See also “Part VI— General Proxy Matters — Keegan — Procedure and Votes Required”.

Court Approvals

A plan of arrangement under the BCBCA requires Court approval.

Interim Order

On January 17, 2013, PMI obtained the Interim Order from the Court authorizing and directing the Company to call, hold and conduct the PMI Shareholders’ Meeting and to submit the Arrangement to the PMI Shareholders for approval. The Interim Order provides that approval of the PMI Arrangement Resolution will require an affirmative vote of (i) at least 66 2⁄3% of the votes cast by the PMI Shareholders, voting together as a single class, present in person or represented by proxy at the PMI Shareholders’ Meeting and entitled to vote at the PMI Shareholders’ Meeting; and (ii) at least a simple majority of the votes cast by the PMI Shareholders present in person or represented by proxy at the PMI Shareholders’ Meeting, after excluding votes cast by Macquarie Group Limited whose votes may not be included in determining minority approval pursuant to MI 61-101.

A copy of the Interim Order and a copy of the Notice of Hearing of Petition for the Final Order approving the Arrangement are attached to this Information Circular as Appendices C and D, respectively.

Final Order

Subject to the terms of the Arrangement Agreement and approval of the PMI Arrangement Resolution by the PMI Shareholders at the PMI Shareholders’ Meeting in the manner required by the Interim Order, PMI will submit an application to the Court for the Final Order.

The hearing in respect of the Final Order is expected to take place on February 25, 2013 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. At the hearing, any PMI Securityholders and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon PMI a response in the form prescribed by the Supreme Court Civil Rules (British Columbia) together with any evidence or materials that such party intends to present to the Court on or before 4:00 p.m. (Vancouver time) on February 20, 2013. Service of such notice shall be effected by service upon the solicitors for PMI: Stikeman Elliott LLP, Suite 1700 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Michael L. Bromm.

The Asanko Gold Shares, Replacement Options and Replacement Warrants to be issued under the Arrangement will be issued in reliance upon the exemption from registration the U.S. Securities Act provided by Section 3(a)(10) thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, PMI and Keegan intend to use the Final Order of the Court approving the Arrangement as a basis for the exemption from registration under the U.S. Securities Act of the Asanko Gold Shares, Replacement Options and Replacement Warrants to be issued pursuant to the Arrangement. Therefore, should the Court make a Final Order approving the Arrangement, Asanko Gold Shares, Replacement Options and Replacement Warrants and any other securities to be issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act.

PMI has been advised by its counsel, Stikeman Elliott, that the Court has broad discretion under the BCBCA when making orders with respect to plans of arrangement and that the Court will consider at the hearing to obtain the Final Order, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

Depending upon the nature of any amendments to the Plan of Arrangement required by the Court, PMI or Keegan may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

The Arrangement Agreement contains a condition to the completion of the Arrangement in favour of PMI requiring Keegan to have received, prior to the Effective Time, a written acceptance in principle for listing the Asanko Gold Shares on the ASX.

Pursuant to the Arrangement Agreement, Keegan has covenanted that it will use commercially reasonable efforts to: (i) cause the Asanko Gold Shares to be issued to PMI Shareholders pursuant to the terms of the Arrangement to be listed and posted for trading on the TSX and NYSE MKT, (ii) obtain an ASX listing for the Asanko Gold Shares, and (iii) cause the Asanko Gold Shares which the holders of Replacement Options and Replacement Warrants are entitled to receive on exercise of Replacement Options and Replacement Warrants respectively, to be listed and posted for trading on the TSX, ASX and NYSE MKT.

It is expected that the PMI Shares will be delisted from the TSX, the ASX and the FSE concurrent with or following the completion of the Arrangement.

Macquarie Canada Fairness Opinion

PMI retained Macquarie Canada as a financial advisor to PMI and to provide the PMI Board and the PMI Special Committee with its opinion as to the fairness to PMI Shareholders, from a financial point of view, of the consideration to be received by the PMI Shareholders pursuant to the Arrangement. In connection with this mandate, Macquarie Canada has prepared the Macquarie Canada Fairness Opinion. The Macquarie Canada Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Macquarie Canada is of the opinion that, as of December 5, 2012, the consideration to be received by the PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the PMI Shareholders. The full text of the Macquarie Canada Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed and matters considered by Macquarie Canada in rendering its opinion, and the limitations and qualifications the Macquarie Canada Fairness Opinion is subject to, is attached as Appendix F to this Information Circular. The summary of the Macquarie Canada Fairness Opinion described in this Information Circular is qualified in its entirety by reference to the full text of the Macquarie Canada Fairness Opinion. The Macquarie Canada Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety.

Pursuant to the terms of its engagement letter with PMI and in consideration for the preparation of the Macquarie Canada Fairness Opinion, PMI will pay Macquarie Canada a fee that is not contingent upon the conclusions reached in the Macquarie Canada Fairness Opinion. In addition, Macquarie Canada is entitled to a separate fee contingent upon the successful completion of the Arrangement for its services as financial advisor to PMI. PMI has also agreed to reimburse Macquarie Canada for its reasonable expenses and to indemnify Macquarie Canada against certain liabilities.

The Macquarie Canada Fairness Opinion is not a recommendation to any PMI Shareholder as to how to vote or act on any matter relating to the Arrangement. The PMI Special Committee and the PMI Board urge PMI Shareholders to read the text of the Macquarie Canada Fairness Opinion set out in Appendix F carefully and in its entirety.

In reaching its conclusion to approve the Arrangement, and unanimously recommending that PMI Shareholders vote in favor of the PMI Arrangement Resolution, the PMI Board and the PMI Special Committee considered among other things, the views of Macquarie Canada as set forth in the Macquarie Canada Fairness Opinion.

Canaccord Genuity Fairness Opinion

Keegan retained Canaccord Genuity as a financial advisor to Keegan and to provide the Keegan Board and the Keegan Special Committee with its opinion as to the fairness to Keegan Shareholders, from a financial point of view, of the Exchange Ratio under the Arrangement.  In connection with this mandate, Canaccord Genuity has prepared the Canaccord Genuity Fairness Opinion.  The Canaccord Genuity Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Canaccord Genuity is of the opinion that, as of December 5, 2012, the Exchange Ratio is fair, from a financial point of view, to the Keegan Shareholders. The full text of the Canaccord Genuity Fairness Opinion which sets out among other things, the assumptions made, information reviewed and matters considered by Canaccord Genuity in rendering its opinion and the limitations and qualifications the Canaccord Genuity Fairness Opinion is subject to, is attached as Appendix G to this Information Circular. The summary of the Canaccord Genuity Fairness Opinion described in this Information Circular is qualified in its entirety by reference to the full text of the Canaccord Genuity Fairness Opinion. The Canaccord Genuity Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety.

Pursuant to the terms of its engagement letter with Keegan and in consideration for the preparation of the Canaccord Genuity Fairness Opinion, Keegan will pay Canaccord Genuity a fee that is not contingent upon the conclusions reached in the Canaccord Genuity Fairness Opinion. In addition, Canaccord Genuity is entitled to a separate fee contingent upon the successful completion of the Arrangement for its services as financial advisor to Keegan. Keegan has also agreed to reimburse Canaccord Genuity for its reasonable expenses and to indemnify Canaccord Genuity against certain liabilities.

The Canaccord Genuity Fairness Opinion is not a recommendation to any Keegan Shareholder as to how to vote or act on any matter relating to the Arrangement.  The Keegan Special Committee and the Keegan Board urge Keegan Shareholders to read the text of the Canaccord Genuity Fairness Opinion set out in Appendix G carefully and in its entirety.

In reaching its conclusion to approve the Arrangement, and unanimously recommending that Keegan Shareholders vote in favor of the Keegan Transaction Resolutions, the Keegan Board and the Keegan Special Committee considered among other things, the views of Canaccord Genuity as set forth in the Canaccord Genuity Fairness Opinion.

Timing

If the Meetings are held as scheduled and are not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, PMI and Keegan will apply for the Final Order approving the Arrangement on February 25, 2013. If the Final Order is obtained in a form and substance satisfactory to PMI and Keegan, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, PMI and Keegan expect the Effective Date to occur in the first quarter of 2013, following the receipt of all requisite regulatory approvals and consents. It is not possible at this time, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective as of the Effective Time and on the Effective Date. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any required regulatory, governmental or third party consents on acceptable terms and conditions in a timely manner.

Keegan Share Certificates

Keegan Shareholders are not required to exchange their Keegan Share certificates.  Upon the completion of the Arrangement, certificates representing Keegan Shares will represent Asanko Gold Shares. After the Effective Date, Keegan Shareholders who wish to have a share certificate or DRS Advice which reflects the name change to Asanko Gold may send in their share certificate/DRS Advice for exchange to Computershare Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Exchange of Certificates and DRS Advice Representing your PMI Shares and PMI CDIs

Holders of PMI Shares

Enclosed with this Information Circular is a Letter of Transmittal that is being delivered to Registered Holders of PMI Shares which sets out the instructions to be followed by each Registered Holder of PMI Shares for delivering the share certificate(s)/DRS Advice held by such Registered Holder to the Depositary. In order to receive a DRS Advice (as further explained below) representing Asanko Gold Shares on the completion of the Arrangement, Registered Holders of PMI Shares must deposit with the Depositary (at one of the addresses which will be specified on the last page of the Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the certificate(s)/DRS Advice representing the Registered Holder’s PMI Shares, as applicable, and such other documents and instruments as the Depositary may reasonably require.

Provided that a Registered Holder of PMI Shares has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s)/DRS Advice representing such Registered Holder’s PMI Shares to the Depositary, together with such other documents and instruments as the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the consideration, in the form of a DRS Advice representing Asanko Gold Shares, to be sent to such Registered Holder of PMI Shares, as soon as practicable following the Effective Date. Registered Holders of PMI Shares will be mailed a DRS Advice, which will represent the Asanko Gold Shares that such Registered Holder owns, instead of a physical share certificate representing the Asanko Gold Shares that such Registered Holder owns. A Registered Holder may request a physical share certificate representing the Asanko Gold Shares by following the instructions that will accompany the DRS Advice. For more information on a DRS Advice and the Direct Registration System please see the enclosed Letter of Transmittal.

Temporary documents of title will not be issued pending the dispatch by mail of a DRS Advice. Registered Holders entitled to receive Asanko Gold Shares and intending to trade the Asanko Gold Shares following the Effective Date but prior to the time of receiving a DRS Advice representing such Asanko Gold Shares must make arrangements for alternative settlement for trades of Asanko Gold Shares.

PMI Shares held by PMI Shareholders who do not deposit with the Depositary a properly completed and executed Letter of Transmittal or do not surrender the share certificate(s)/DRS Advice representing such PMI Shareholder’s PMI Shares in accordance with the Letter of Transmittal or do not otherwise comply with the requirements of the applicable Letter of Transmittal and the instructions therein will not be entitled to receive Asanko Gold Shares until the PMI Shareholder deposits with the Depositary a properly completed and executed Letter of Transmittal and the certificate(s) representing the Registered Holder’s PMI Shares.

PMI and Keegan currently anticipate that the Arrangement will be completed in the first quarter of 2013. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all deposited share certificate(s)/DRS Advice to the Registered Holders of PMI Shares as soon as possible. The Letter of Transmittal is available under PMI’s profile on SEDAR at www.sedar.com. Additional copies of the Letters of Transmittal are also available by contacting the Depositary.

Shareholders whose PMI Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their PMI Shares.

The use of the mail to transmit certificates representing PMI Shares and the applicable Letter of Transmittal will be at the risk of the Registered Holders of such PMI Shares. PMI recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

From and after the Effective Time, certificates representing PMI Shares that were exchanged pursuant to the Plan of Arrangement will represent only the right to receive the Asanko Gold Shares which the Registered Holders of such PMI Shares are entitled to under the Arrangement. All dividends or other payments made with respect to any Asanko Gold Shares for which a DRS Advice has not been issued will be paid or delivered to the Depositary to be held by the Depositary in trust for the Registered Holder of PMI Shares to which such unissued DRS Advice relates. The Depositary will pay and deliver to any such Registered Holder of PMI Shares or, as soon as reasonably practicable after delivery of the applicable share certificate(s)/DRS Advice is made to the Depositary, such dividends or other payments to which such Registered Holder of PMI Shares is entitled, net of applicable withholding and other taxes.

Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing PMI Shares or that is not deposited with all other documents as required by the Plan of Arrangement on or before the sixth anniversary of the Effective Date will cease to represent a right or claim of any kind or nature including the right of the Registered Holder of such PMI Shares to receive Asanko Gold Shares (and any dividend or other distributions thereon). In such case, such Asanko Gold Shares (together with all dividends or other distributions thereon) will be returned to Asanko Gold and such Asanko Gold Shares will be cancelled.

It is recommended that PMI Shareholders complete, sign and return the Letter of Transmittal with the accompanying share certificate(s)/DRS Advice representing their PMI Shares to the Depositary as soon as possible.

Holders of PMI CDIs

Holders of PMI CDIs are entitled to participate in the Plan of Arrangement. If the PMI Arrangement Resolution is approved and implemented, holders of PMI CDIs will receive Asanko Gold CDIs listed on the ASX as their consideration regardless of whether or not the holder of PMI CDIs provided an instruction to vote for or against the Arrangement.

At the Effective Time, holders of PMI CDIs will cease to own PMI CDIs and will receive 0.21 Asanko Gold CDIs for each PMI CDI held. Within approximately five (5) business days of the Effective Date, holders of PMI CDIs will receive an Issuer Statement or a CHESS Advice (depending on the sub-register their securities are held on) outlining the number of Asanko Gold CDI’s they hold.

Temporary documents of title will not be issued pending the dispatch by mail of the Issuer Statement or CHESS Advice representing your Asanko Gold CDIs. Holders of Asanko Gold CDIs who are intending to trade the Asanko Gold CDIs following the Effective Date but prior to the time of receiving an Issuer Statement of CHESS Advice representing such Asanko Gold Shares must make arrangements for alternative settlement for trades of Asanko Gold CDIs.

Treatment of Fractional Shares

No certificates representing fractional Asanko Gold Shares will be issued to PMI Shareholders. If the aggregate number of Asanko Gold Shares payable to any PMI Shareholder includes a fraction of an Asanko Gold Share, such fraction will be rounded down to the nearest whole Asanko Gold Share, with no consideration being paid for the fractional share.

Return of PMI Shares

If the Arrangement is not completed, any deposited PMI Shares will be returned to the depositing PMI Shareholder at PMI’s expense upon written notice to the Depositary from PMI, by returning the deposited PMI Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the PMI Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by PMI’s transfer agent.

Mail Service Interruption

Notwithstanding the provisions of the Information Circular, Letters of Transmittal, Arrangement Agreement or Plan of Arrangement, DRS Advices representing Asanko Gold Shares, and certificates representing PMI Shares to be returned if applicable, will not be mailed if PMI and, following the Effective Time, Asanko Gold determine that delivery thereof by mail may be delayed.

Persons entitled to certificates, DRS Advices and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing PMI Shares in respect of which the DRS Advice is being issued were originally deposited upon application to the Depositary until such time as PMI and, following the Effective Time, Asanko Gold have determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates, DRS Advices and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the PMI Shares or Keegan Shares were deposited.

Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding PMI Shares that were exchanged pursuant to the Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit to PMI and its transfer agent of that fact by the person claiming such certificate to have been lost, stolen or destroyed and the provision of a letter describing the loss addressed to the applicable transfer agent and the applicable Letter of Transmittal completed as fully as possible, the Depositary will issue and deliver, in exchange for such lost, stolen or destroyed certificate, the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The person who is entitled to receive such consideration will, as a condition precedent to the receipt thereof, give a bond to PMI or Keegan, as applicable, and their respective transfer agent, which bond is in form and substance satisfactory to PMI and its transfer agent, or will otherwise indemnify PMI and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Right to Dissent

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their PMI Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Division 2 of Part 8 of the BCBCA, which is attached to this Information Circular as Appendix I. Pursuant to the Interim Order and the Plan of Arrangement, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the BCBCA. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to comply with said provisions, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

PMI has granted to Registered Holders of PMI Shares who object to the Arrangement Dissent Rights which are set out in their entirety in the Interim Order, the text of which is attached at Appendix C to this Information Circular.

Pursuant to the Interim Order, Registered Holders of PMI Shares who intend to exercise the Dissent Rights must deliver a Dissent Notice to PMI, c/o Stikeman Elliott LLP, Suite 1700 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Michael L. Bromm, by 4:00 p.m. (Vancouver time) on February 15, 2013, or two Business Days before any adjournment of the PMI Shareholders’ Meeting and must not vote any Dissent Shares in favour of the Arrangement.  A Non-Registered Holder of PMI Shares who wishes to exercise the Dissent Rights must arrange for the Registered Holder of PMI Shares to deliver the Dissent Notice.  The Dissent Notice must contain all of the information specified in the Interim Order. A vote against the Arrangement Resolution does not constitute a Dissent Notice and a PMI Shareholder who votes in favour of the Arrangement Resolution will not be considered a Dissenting Shareholder.

If the Arrangement Resolution is passed at the PMI Shareholders’ Meeting, PMI must send by registered mail to every Dissenting Shareholder, before the date set for the hearing of the Final Order, a notice (the “Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, PMI intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with his, her or its exercise of its Dissent Rights, he she or it must deliver to PMI, within 14 days after the mailing of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificate(s), if any, representing the Dissent Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from his, her or its dissent and, at the Effective Time, will be deemed to have transferred to PMI all of his, her or its Dissent Shares (free of any claims).  Such Dissenting Shareholders will cease to have any rights as PMI Shareholders other than the right to be paid the fair value of their PMI Shares.  PMI will pay to each Dissenting Shareholder for the Dissent Shares the amount agreed on by PMI and the Dissenting Shareholder.  Either PMI or a Dissenting Shareholder may apply to the Court if no agreement on the amount to be paid for the Dissent Shares has been reached, and the Court may:

(a)
determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar or a referee of the Court;

(b)	join in the application each other Dissenting Shareholder who has not reached an agreement with PMI as to the amount to be paid for the Dissent Shares; or

(c)	make consequential orders and give directions it considers appropriate.

Dissenting Shareholders who are ultimately entitled to be paid fair value for their PMI Shares will be entitled to be paid such fair value and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Plan of Arrangement had they not exercised their Dissent Rights.  The names of such holders will be removed from PMI's central securities register as of the Effective Time.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, PMI will return to the Dissenting Shareholder the certificate(s) representing the Dissent Shares that were delivered to PMI, if any, and, if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement in respect of those PMI Shares on the same basis as all other PMI Shareholders who are not Dissenting Shareholders and shall be entitled to only receive Asanko Gold Shares.  In no case will PMI or Keegan be required to recognize such Dissenting Shareholders as holding PMI Shares after the Effective Time.

It is a condition to Keegan’s obligation to complete the Arrangement that PMI Shareholders holding no more than 5% of the PMI Shares shall have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights as at the Effective Date.

Registered Holders of PMI Shares wishing to exercise the Dissent Rights should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Registered Holders of PMI Shares should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

Interests of Certain Persons or Companies in the Arrangement

In considering the recommendations of the PMI Board and Keegan Board with respect to the Arrangement, PMI Securityholders and Keegan Securityholders should be aware that certain directors and officers of both PMI and Keegan have certain interests that may present them with actual or potential conflicts of interest in connection with the Arrangement. The PMI Board and Keegan Board are aware of these interests and considered them along with other matters described above in “Part I – The Arrangement – Arrangement Considerations and Benefits of the Arrangement”.

Share Ownership

As of January 16, 2013, the directors and executive officers of PMI and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 6,055,588 PMI Shares representing approximately 1.46% of the outstanding PMI Shares and an aggregate of 10,275,000 PMI Options. All of the PMI Shares and PMI Options held by the directors and executive officers of PMI will be treated in the same fashion under the Arrangement as PMI Shares and PMI Options held by every other PMI Shareholder and PMI Optionholder.

As of January 16, 2013, the directors and executive officers of Keegan and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 1,346,498 Keegan Shares representing approximately 1.58% of the outstanding Keegan Shares and an aggregate of 3,340,000 Keegan Options and 290,698 Keegan Warrants.

Immediately after giving effect to the Arrangement, it is anticipated that the currently proposed directors and executive officers of Asanko Gold and their associates and affiliates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,385,948 Asanko Gold Shares representing approximately 0.81% of the Asanko Gold Shares which are expected to be outstanding upon completion of the Arrangement. See “Part II— Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement — Directors and Officers of Asanko Gold Upon Completion of the Arrangement.”

The directors and certain officers (Mr. Michael Allen, Chief Financial Officer and Michael Gloyne, Chief Operating Officer) of PMI entered into Keegan Voting Agreements with Keegan pursuant to which each agreed to vote their PMI Shares in favour of the Arrangement. See “Part I —The Arrangement – The Voting Agreements”.

The directors and certain officers (Mr. Peter Breese, Chief Executive Officer, Mr. Greg McCunn, Chief Financial Officer and Corporate Secretary, and Mr. Anthony Devlin, Chief Operating Officer) of Keegan entered into PMI Voting Agreements with PMI pursuant to which each agreed to vote their Keegan Shares in favour of the Arrangement. See “Part I — The Arrangement – The Voting Agreements”.

Pursuant to the Arrangement Agreement, Keegan has agreed that PMI may purchase at a cost not to exceed 200% of the annual premiums currently paid by PMI for such insurance, an extension to PMI’s current director and officer liability insurance policies. Keegan has further agreed that it will cause PMI (or any successor of PMI) to maintain, prepaid non-cancellable “trailing” or “runoff” directors’ and officers’ liability insurance providing such coverage for the period from the Effective Time until six years after the Effective Time on terms comparable to those contained in the current insurance policies of PMI.

Keegan also agrees that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of PMI will survive the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

The following table sets out the PMI Shares and PMI Options held by the Locked-up PMI Securityholders as of the date of this Circular:

Name/Position	Total PMI Options Held	Exercise Price of PMI Options	Expiry Date of PMI Options	Total Vested PMI Options Held	Total PMI Shares Held
Collin Ellison Managing Director, and Chief Executive Officer	4,000,000	$0.90	20/1/2016	3,000,000	Nil

Peter Buck Non-Executive Chairman and Director	1,000,000	$1.05	15/12/2015	1,000,000	377,778

Thomas Ennison(1) Director	Nil	N/A	N/A	Nil	1,118,210

John A. Clarke Director	500,000	$0.90	18/2/2016	500,000	1,414,600

J.H. Mensah Director	125,000	$0.30	9/9/2014	125,000	85,000

Ross Ashton(2) Director	1,000,000	$1.05	15/12/2015	1,000,000	3,040,000

Dr. Michael Price Director	300,000	$0.86	12/6/2017	300,000	Nil

Michael Allen Chief Financial Officer	1,600,000	$0.80	1/6/2015	1,200,000	10,000

Michael Gloyne Chief Operating Officer	1,750,000	$2.00	11/3/2016	Nil	10,000

Notes:
(1)           Mr. Thomas Ennison has control over 312,500 PMI Options and 87,500 PMI Shares which areheld in trust for theemployees of one of PMI’s Subsidiaries.
(2)           Of the 3,040,000 PMI Shares held by Mr. Ross Ashton, 500,000 are held as PMI CDIs.

The following table sets out the Keegan Shares, Keegan Options and Keegan Warrants held by the Locked-up Keegan Securityholders as of the date of this Circular:

Name/ Current Position	Total Keegan Options Held	Exercise Price of Keegan Options	Expiry Date of Keegan Options	Total Vested Keegan Options Held	Total Keegan Shares Held	Total Keegan Warrants Held
Peter Breese Director, President and Chief Executive Officer	600,000	$3.75	16/10/2017	225,000	145,349	145,349

Shawn Wallace Chairman	150,000 220,000 125,000 320,000 815,000	$4.20 $6.19 $4.59 $3.74	5/2/2013 26/5/2015 16/2/2017 7/6/2017	608,125	17,200	Nil

Marcel de Groot Director	75,000 25,000 45,000 25,000 90,000 260,000	$3.10 $4.01 $6.19 $4.59 $3.74	2/7/2014 6/10/2014 26/5/2015 16/2/2017 7/6/2017	205,625	Nil	Nil

Keith Minty Director	75,000 25,000 45,000 25,000 90,000 260,000	$3.10 $4.01 $6.19 $4.59 $3.74	17/7/2014 6/10/2014 26/5/2015 16/2/2017 7/6/2017	205,625	Nil	Nil

Gordon J. Fretwell Director	20,000 25,000 45,000 25,000 90,000 205,000	$4.20 $4.01 $6.19 $4.59 $3.74	5/2/2013 6/10/2014 26/5/2015 16/2/2017 17/6/2017	150,625	208,600	Nil

Colin Steyn Director	Nil	N/A	N/A	Nil	Nil	Nil

Greg McCunn Chief Financial Officer and Corporate Secretary	150,000 320,000 470,000	$4.59 $3.74	16/2/2017 7/6/2017	253,750	Nil	Nil

Tony Devlin Chief Operating Officer	550,000	$3.75	16/10/2017	206,250	145,349	145,349

Robert Sali Director	180,000	$3.74	7/6/2017	180,000	830,000	Nil

See “Part I – The Arrangement – Securities Law Matters – MI 61-101”.

Change of Control Payments

The Arrangement will not, in itself, result in a “change of control” or any other form of accelerated payment or vesting for the purposes of any employment or consulting services agreement, or any incentive, bonus or similar plan applicable to PMI, Keegan or their respective directors, officers, consultants and employees. However, pursuant to the employment agreement between PMI and Mr. Michael Gloyne, the Arrangement is a change of control entitling Mr. Gloyne to a payment equal to one times his annual compensation if his employment with Asanko Gold is terminated within three months after the Effective Date. Pursuant to the consulting agreement between PMI and Tennison Chambers (a consultancy controlled by Mr. Thomas Ennison), completion of the Arrangement is a change of control entitling Tennison Chambers to receive a payment equal to two times its annual compensation if Tennison Chambers’ employment is terminated following the Effective Date by Asanko Gold.

In addition, pursuant to the employment agreements between PMI and each of Messrs. Ellison, Allen and Gloyne, each of these officers may be entitled to a payment equal to one times their respective annual compensation if they resign within three months of a material diminution in their respective duties or a reduction in their salary.

Other Interests

Other than Macquarie Group Limited, none of the principal holders of PMI Shares or any director or officer of PMI, or any associate or affiliate or any of the foregoing persons, has or had any material interests in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, PMI or Asanko Gold or any of their affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated into this Information Circular by reference.

Macquarie Bank Limited, an affiliate of Macquarie Group Limited, entered into a committed letter offer with PMI on September 26, 2012, for a US$30 million standby funding facility.

PMI has retained Macquarie Canada, an affiliate of Macquarie Group Limited, as financial advisor to the PMI Board with respect to the Arrangement and Macquarie Canada has provided the Macquarie Canada Fairness Opinion to the PMI Board. Macquarie Canada is an affiliate of Macquarie Group Limited which at the date hereof held 54,973,036 PMI Shares representing approximately 13.29% of the currently issued and outstanding PMI Shares. See “Part I – The Arrangement – Securities Law Matters – MI 61-101”.

Expenses of the Arrangement

The estimated costs to be incurred by PMI and Keegan with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of preparation, printing and mailing of this Information Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to aggregate approximately $10.4 million.

Securities Law Matters

Canada

The Asanko Gold Shares to be issued under the Arrangement to PMI Shareholders and Keegan Shareholders will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian Securities Laws and, following completion of the Arrangement, the Asanko Gold Shares will generally be “freely tradable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian Securities Laws.

MI 61-101

As a reporting issuer or the equivalent in each province of Ontario, PMI is, among other things, subject to MI 61-101.

MI 61-101 regulates certain types of related party transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding “interested parties” under applicable Law), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101, apply to, among other transactions “related party transactions” (as defined in MI 61-101), being transactions with a related party, and “business combinations” (as defined in MI 61-101) which may terminate the interests of security holders without their consent.

MI 61-101 provides that where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction is considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements and potentially a formal valuation requirement.

Collateral Benefit

A “collateral benefit” (as defined under MI 61-101) includes any benefit that a “related party” of PMI (which includes the directors and senior officers of PMI, as well as any 10% securityholder) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to part or future services as an employee, director or consultant of PMI. However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d)(i) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer or (ii) an independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive in exchange for his or her equity securities under the terms of the Arrangement.

Minority Approval

In connection with the Arrangement, the PMI Board has retained Macquarie Canada as financial advisor. Macquarie Canada is an affiliate of Macquarie Group Limited, a related party of PMI. As a result of its engagement by the PMI Board, Macquarie Canada will, if the Arrangement is successful, receive payment for the services it provides in connection with the Arrangement as more fully described under the heading “Part I – The Arrangement – Interests of Certain Persons or Companies in the Arrangement”. The receipt of the fees under the engagement agreement may therefore be considered to be a “collateral benefit” received by Macquarie Group Limited, a related party of PMI, for the purposes of MI 61-101.

In addition, in connection with the Arrangement, certain senior officers of PMI have entered into the Consulting Agreements pursuant to which they will be entitled to receive, among other things, the Retention Bonuses more fully described under the heading “Part I – The Arrangement – Effect of the Arrangement – Consulting Agreements and Retention Bonuses”. The receipt of the Retention Bonuses and the entering into of the Consulting Agreements may, subject to the exceptions identified above, be considered to be “collateral benefits” received by Messrs. Ellison, Allen and Gloyne for the purposes of MI 61-101. However, since Messrs Ellison, Allen and Gloyne each own less than 1% of the outstanding PMI Shares, their Retention Bonuses are not considered to be “collateral benefits” for the purposes of MI 61-101.

Excluded Votes

Given the “collateral benefits” to be received by related parties, the Arrangement will be considered a “business combination” for the purposes of MI 61-101. PMI will therefore be required to obtain “minority approval” of the Arrangement. Pursuant to MI 61-101, in determining whether minority approval for the Arrangement has been obtained, PMI is required to exclude the votes attaching to the PMI Shares beneficially owned or controlled by “interested parties” and their “related parties” and “joint actors”, all as defined in MI 61-101. MI 61-101 also provides that related parties who receive a “collateral benefit” are considered to be interested parties. Accordingly, PMI has determined to exclude the votes attaching to the PMI Shares beneficially owned or controlled by Macquarie Group Limited and their respective related parties and joint actors for the purpose of determining whether minority approval of the Arrangement has been obtained. To the knowledge of the directors and officers of PMI, as at January 16, 2013, Macquarie Group Limited and its related parties and joint actors held, or exercised control or direction over, directly or indirectly, 54,973,036 PMI Shares. As a result, a total of 54,973.036 PMI Shares (representing approximately 13.29% of the issued and outstanding PMI Shares as at January 16, 2013) will be excluded from the “minority approval” vote conducted pursuant to MI 61-101. See “Part I – The Arrangement – Interests of Certain Persons or Companies in the Arrangement”.

United States

The Asanko Gold Shares, Replacement Options and Replacement Warrants to be issued under the Arrangement to PMI Shareholders, PMI Optionholders and PMI Warrantholders will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on January 17, 2013 and, subject to the approval of the Arrangement by PMI Shareholders and Keegan Shareholders, a hearing on the Arrangement will be held on February 25, 2013 by the Court. See “Part I – The Arrangement - Court Approvals — Final Order” above.

The Asanko Gold Shares to be held by PMI Shareholders following completion of the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by persons who are “affiliates” of Asanko Gold at the time of their proposed transfer or within 90 days prior to their proposed transfer. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Asanko Gold Shares by such an affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.

Exercise of the Asanko Gold Replacement Options and Replacement Warrants

The Replacement Options and Replacement Warrants received in exchange for PMI Options and PMI Warrants, respectively, may not be exercised in the United States or by or on behalf of a "U.S. person" (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act), nor may any Asanko Gold Shares issued upon such exercise be offered or resold, except pursuant to registration under the U.S. Securities Act or an exemption from such registration requirements. Prior to the issuance of Asanko Gold Shares pursuant to any such exercise, Asanko Gold may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Asanko Gold to the effect that the issuance of such Asanko Gold Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

The foregoing discussion is only a general overview of certain requirements of U.S. Securities Laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Part 9, Division 5 of the BCBCA which provides that, where it is not practicable for a corporation to effect a fundamental change in the nature of an arrangement under any other provisions of the BCBCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the BCBCA, such an application will be made by PMI and Keegan for approval of the Arrangement. See “Part I – The Arrangement — Court Approvals — Final Order” above. Although there have been a number of judicial decisions considering this section of the BCBCA and applications to various arrangements, there have not been, to the knowledge of PMI or Keegan, any recent significant decisions which would apply in this instance. PMI Shareholders and Keegan Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Legal Matters

Stikeman Elliott and Dorsey & Whitney LLP have acted for PMI in connection with the Arrangement. McMillan has acted for Keegan in connection with the Arrangement. As at January 17, 2013, the partners and associates of Stikeman Elliott, Dorsey & Whitney LLP and McMillan, respectively, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding PMI Shares and less than 1% of the outstanding Keegan Shares.

Experts of PMI and Keegan

To the knowledge of PMI, as of the date hereof, none of Peter Gleeson, Jeff Price, Ross Cheyne or Gerry Neeling, being the authors of the Obotan Technical Report, hold any securities of PMI.

To the knowledge of PMI, as of the date hereof, none of Andrew Netherwood, Simon Edward Meadows Smith or Joe Amanor, being the authors of the Kubi Technical Report, hold any securities of PMI.

To the knowledge of Keegan, as of the date hereof, none of Antonio Umpire and Charles Muller, being the authors of the Esaase Technical Report, hold any securities of Keegan.

As of the date hereof, each of Macquarie Canada and Canaccord Genuity and their “designated professionals”(as defined in Form 51-102F2 – Annual Information Form) respectively, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding PMI Shares and less than 1% of the outstanding Keegan Shares.

The auditors of PMI and Keegan are KPMG LLP, Chartered Accountants, Licensed Public Accountants of 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. KPMG LLP has advised PMI and Keegan that it is independent with respect to both PMI and Keegan within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Certain Canadian Federal Income Tax Considerations

General

The following summary fairly describes the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to a PMI Shareholder who, for the purposes of the Tax Act, and at all relevant times: (i) hold its PMI Shares, as well as Asanko Gold Shares to be received under the Arrangement, as capital property, and (ii) deals at arm’s length, and is not affiliated, with PMI or Asanko Gold for the purposes of the Tax Act (a “Shareholder”).

PMI Shares and Asanko Gold Shares will generally be considered to be capital property to a Shareholder unless they are held in the course of carrying on a business of buying and selling securities, or are acquired in a transaction or transactions which may be considered to be an adventure or concern in the nature of trade. Certain Shareholders who are resident in Canada for the purposes of the Tax Act and whose PMI Shares or Asanko Gold Shares might not otherwise qualify as capital property may be entitled to have them, and all other “Canadian securities” (as defined in the Tax Act) owned by them, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Shareholders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances.

This summary is not applicable to a Shareholder: (a) that is a ”financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules contained in the Tax Act; (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which would be a ”tax shelter investment” (as defined in the Tax Act); (d) which is exempt from tax under Part I of the Tax Act; or (e) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act. This summary also does not address the income tax considerations of the Arrangement to PMI Optionholders and PMI Warrantholders. Additional considerations, not discussed herein, may be applicable to a Shareholder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Shareholders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based upon the current provisions of the Tax Act and the current published administrative policies and assessing practices of the CRA publicly available to the date hereof. This summary assumes that all specific publicly announced proposals to amend the Tax Act announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof will be enacted as proposed, although there is no assurance that such proposed amendments will be enacted as proposed, or at all. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, any of which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Shareholder. Shareholders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

Shareholders Resident in Canada

This part of the summary is applicable to a Shareholder who, at all relevant times, is resident, or deemed to be resident, in Canada for the purposes of the Tax Act and any applicable income tax convention (a “Resident Shareholder”).

Exchange of PMI Shares for Asanko Gold Shares

In general, the exchange of PMI Shares for Asanko Gold Shares under the Arrangement will not give rise to a capital gain (or capital loss) to a Resident Shareholder unless such shareholder elects to report such capital gain or capital loss in its income tax return for the year in which the exchange occurs.

Except where a particular Resident Shareholder chooses to recognize a capital gain (or capital loss) on the exchange of PMI Shares for Asanko Gold Shares (as discussed below), Resident Shareholders will generally be deemed to have disposed of PMI Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and will be deemed to acquire their Asanko Gold Shares at a cost equal to that same amount. This cost will be averaged with the adjusted cost base of all other Asanko Gold Shares held by the Resident Shareholder as capital property for purposes of determining the adjusted cost base of each Asanko Gold Share held by such Resident Shareholder.

A Resident Shareholder may choose to recognize a capital gain or capital loss on the exchange of PMI Shares for Asanko Gold Shares under the Arrangement in such shareholder’s taxation year in which the exchange occurs. In such event, the Resident Shareholder will be considered to have disposed of the PMI Shares for proceeds of disposition equal to the fair market value of the Asanko Gold Shares received on the exchange. Such shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the adjusted cost base of that Resident Shareholder’s PMI Shares immediately before the exchange and any reasonable costs of disposition. Any Resident Shareholder that chooses to recognize a capital gain or capital loss will acquire the Asanko Gold Shares at a cost equal to the fair market value of such Asanko Gold Shares received on the exchange. The cost of such Asanko Gold Shares must be averaged with the adjusted cost base of all other Asanko Gold Shares held by such Resident Shareholder for the purposes of determining the adjusted cost base of each Asanko Gold Share to the Shareholder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”. It is not possible for a Resident Shareholder to elect to recognize only a portion of the gain otherwise realized on a disposition of PMI Shares using the mechanism described above.

Dividends on Asanko Gold Shares

A Resident Shareholder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on its Asanko Gold Shares. In the case of a Resident Shareholder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Asanko Gold as eligible dividends in accordance with the provisions of the Tax Act. Asanko Gold may be subject to restrictions on its ability to make such designations under the Tax Act, and has made no commitment in this regard.

A dividend received (or deemed to be received) by a Resident Shareholder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing the corporation's taxable income.

A Resident Shareholder that is a "private corporation" or “subject corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 33 1⁄3% under Part IV of the Tax Act on dividends received (or deemed to be received) on Asanko Gold Shares to the extent such dividends are deductible in computing the Resident Shareholder's taxable income for the taxation year.

Taxable dividends received by an individual, other than certain specified trusts, may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dispositions of Asanko Gold Shares

Generally, on a disposition or deemed disposition of an Asanko Gold Share, a Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Shareholder of the Asanko Gold Shares immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year must be included in computing the Resident Shareholder’s income for that taxation year. One-half of any capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized by the Resident Shareholder in the year of disposition, in accordance with the detailed rules of the Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances as specified in the Tax Act.

If a Resident Shareholder is a corporation, the amount of any capital loss otherwise arising upon the disposition of a PMI Share or Asanko Gold Share may be reduced by certain dividends previously received or deemed to have been received on the share, all to the extent and under the circumstances prescribed by the Tax Act. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns such shares.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Dissenting Resident Shareholders

A Resident Shareholder who, as a result of the exercise of Dissent Rights, disposes of PMI Shares to PMI in consideration for a cash payment, will be deemed to have received a dividend to the extent, if any, that the cash payment (excluding interest, if any, awarded by a court) exceeds the “paid-up capital” (as defined in the Tax Act) of the Resident Shareholder’s PMI Shares. In certain circumstances, the dividend deemed to have been received by a Resident Shareholder that is a corporation may be treated as proceeds of disposition. In addition, such dissenting Resident Shareholder will be considered to have disposed of such shareholder’s PMI Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court) less the amount of any deemed dividend, as noted above. Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of such dissenting Resident Shareholder’s adjusted cost base of such PMI Shares immediately before the disposition and any reasonable costs of disposition. The general tax consequences to a dissenting Resident Shareholder of realizing such a capital gain or capital loss are described above in “Taxation of Capital Gains and Capital Losses”. Interest awarded by a court to a dissenting Resident Shareholder will be included in such shareholder’s income for purposes of the Tax Act.

Dissenting Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Canadian-controlled private corporations

A Resident Shareholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including interest, net taxable capital gains and any dividends or deemed dividends that are not deductible in computing taxable income.

Non-Resident Shareholders

The following portion of the summary is applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold their PMI Shares or Asanko Gold Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere.

Exchange of PMI Shares for Asanko Gold Shares

A Non-Resident Shareholder will generally be subject to the same income tax considerations as those discussed above with respect to Resident Shareholders under “– Shareholders Resident in Canada – Exchange of PMI Shares for Asanko Gold Shares”. However, if a Non-Resident Shareholder chooses to report a capital gain or capital loss on the exchange of such shares, the Non-Resident Shareholder will not be subject to tax under the Tax Act unless the PMI Shares constitute “taxable Canadian property” to the Non-Resident Shareholder at the time of the exchange and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, shares of a corporation will not constitute taxable Canadian property to a holder thereof at the time of disposition provided that the shares are listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period that ends at that time: (a) such holder, persons with whom such holder did not deal at arm’s length, or such holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the particular corporation; and (b) more than 50% of the fair market value of the shares disposed of was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties.  PMI Shares may also be deemed to be taxable Canadian property of a Non-Resident Shareholder in certain circumstances.  Non-Resident Shareholders whose PMI Shares are “taxable Canadian property” are advised to consult their own tax advisors with respect to the Arrangement.

Disposition of Asanko Gold Shares

Any capital gain realized by a Non-Resident Shareholder on the disposition or deemed disposition of Asanko Gold Shares acquired pursuant to the Arrangement will not be subject to tax under the Tax Act unless (i) such shares are “taxable Canadian property” of the Non-Resident Shareholder at the time of the disposition, and (ii) the Non-Resident Shareholder is not entitled to an exemption from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty.

See the discussion above regarding the description of “taxable Canadian property” and the possible application of an applicable income tax convention or treaty.

Dividends on Asanko Gold Shares

Dividends paid, deemed to be paid, or credited on Asanko Gold Shares to a Non-Resident Shareholder will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends unless the rate is reduced by an applicable income tax convention or treaty. For example, under the Canada-Australia Income Tax Convention (the “Convention”), where dividends are paid to or derived by a Non- Resident Shareholder who is the beneficial owner of the dividends and is a resident of Australia for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who, as a result of the exercise of Dissent Rights disposes of PMI Shares to PMI in consideration for a cash payment, will be deemed to have received a dividend to the extent, if any, that the cash payment (excluding interest, if any, awarded by a court) exceeds the "paid-up capital" (as defined in the Tax Act) of the Non-Resident Shareholder’s PMI Shares. Any dividend deemed to have been received will be subject to Canadian withholding tax in generally the same manner as outlined above under "Non-Resident Shareholders - Dividends on Asanko Gold Shares".

In addition, the dissenting Non-Resident Shareholder will be considered to have disposed of such holder's PMI Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court) less the amount of any deemed dividend, as noted above.  Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate of such dissenting Non-Resident Shareholder’s adjusted cost base of such PMI Shares immediately before the disposition and any reasonable costs of disposition. Any capital gain realized by a dissenting Non-Resident Shareholder on such a disposition of PMI Shares will generally not be subject to tax under the Tax Act unless the PMI Shares are "taxable Canadian property" to the Shareholder and the shares are not exempt from taxation in Canada under the terms of an applicable income convention or treaty.

Any interest awarded to a dissenting Non-Resident Shareholder by a court will not be subject to Canadian withholding tax unless such interest constitutes "participating debt interest" for purposes of the Tax Act.

Dissenting Non-Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Asanko Gold Shares received pursuant to the Arrangement.  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Asanko Gold Shares received pursuant to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of PMI Shares or Asanko Gold Shares.  In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.  Each U.S. Holder should consult its own tax advisors regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of PMI Shares and Asanko Gold Shares.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding any U.S. tax consequences of the Arrangement or the ownership and disposition of Asanko Gold Shares received pursuant to the Arrangement.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS INFORMATION CIRCULAR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER OR ANY OTHER PERSON, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of PMI Shares participating in the Arrangement (or after the Arrangement, Asanko Gold Shares) or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of PMI Shares participating in the Arrangement or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes.  This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership, and disposition of Asanko Gold Shares received pursuant to the Arrangement.  Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership, and disposition of Asanko Gold Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address the following:

•	any conversion into PMI Shares or Asanko Gold Shares of any notes, debentures or other debt instruments;

•
any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire PMI Shares or Asanko Gold Shares, including the PMI Options and PMI Warrants; and

•	any transaction, other than the Arrangement, in which PMI Shares or Asanko Gold Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own PMI Shares (or after the Arrangement, Asanko Gold Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired PMI Shares (or after the Arrangement, Asanko Gold Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold PMI Shares (or after the Arrangement, Asanko Gold Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding PMI Shares (or after the Arrangement, Asanko Gold Shares).  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold PMI Shares (or after the Arrangement, Asanko Gold Shares) in connection with carrying on a business in Canada; (d) persons whose PMI Shares (or after the Arrangement, Asanko Gold Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Asanko Gold Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds PMI Shares (or after the Arrangement, Asanko Gold Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of Asanko Gold Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners.  This summary does not address the tax consequences to any such partnership or partner.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Asanko Gold Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Subject to the PFIC rules discussed below, an exchange of PMI Shares for Asanko Gold Shares pursuant to the Arrangement should qualify as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”).  Neither PMI nor Asanko Gold has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement.  Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.  The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below.  U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if PMI is Classified as a PFIC

A U.S. Holder of PMI Shares could be subject to special, adverse tax rules in respect of the Arrangement if PMI was classified as a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") for any tax year during which such U.S. Holder holds or held PMI Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income.  For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions.  In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

PMI believes that it was a PFIC during one or more prior tax years, and based on its current business plans and financial projections, PMI expects to be a PFIC for its current tax year ending June 30, 2013. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  No opinion of legal counsel or ruling from the IRS concerning the PFIC status of PMI has been obtained and none will be requested.  Consequently, there can be no assurances regarding the PFIC status of PMI during its current tax year or any prior or future tax year.

Under proposed U.S. Treasury Regulations, absent application of the "PFIC-for-PFIC Exception" discussed below, if PMI was classified as a PFIC for any tax year during which a U.S. Holder held PMI Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement.  Under the PFIC rules:

•	the Arrangement may be treated as a taxable exchange to such U.S. Holder even if such transaction qualifies as a Reorganization as discussed below;

•	any gain on the sale, exchange or other disposition of PMI Shares will be allocated rateably over such U.S. Holder’s holding period;

•	the amount allocated to the current tax year and any year prior to the first year in which PMI was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•
an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a "mark-to-market" election under Section 1296 of the Code (described under the heading “ – Ownership of Asanko Gold Shares – Passive Foreign Investment Company Rules – Mark-to-Market Election” below) or a timely and effective election to treat PMI as a "qualified electing fund" under Section 1295 of the Code (a "QEF Election", described under the heading “ – Ownership of Asanko Gold Shares – Passive Foreign Investment Company Rules – QEF Election” below) may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that PMI will satisfy the record keeping requirements that apply to a QEF, or that PMI will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that PMI is a PFIC for any tax year. U.S. Holders may not be able to make or maintain a QEF Election with respect to their PMI Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who does not make a timely QEF Election or Mark-to-Market Election is referred to for purposes of this summary as a “Non-Electing Shareholder.”

Under proposed Treasury Regulations:

•
a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer (for purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception"); and

•
a Non-Electing Shareholder generally does recognize a gain (but not a loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

Based on current business plans and financial projections, Asanko Gold expects to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement.  PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  No opinion of legal counsel or ruling from the IRS concerning the PFIC status of Asanko Gold has been obtained and none will be requested.  Consequently, there can be no assurances regarding the PFIC status of Asanko Gold during its current tax year or any prior or future tax year.

Accordingly, if the applicable proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this were to occur after the Effective Date of the Arrangement), it is expected that the PFIC-for-PFIC Exception likely will be available to U.S. Holders with respect to the Arrangement.  However, because the PFIC classification of Asanko Gold for its current tax year cannot be determined until the close of such tax year, there can be no assurances provided that the PFIC-for-PFIC Exception will be available to U.S. Holders.

Each U.S. Holder should consult its own tax advisors regarding the potential application of the PFIC rules to the exchange of PMI Shares for Asanko Gold Shares pursuant to the Arrangement, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form.  The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992.  However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed.  Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement.  In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Arrangement qualifies as a Reorganization, the U.S. federal income tax consequences of the Arrangement to a U.S. Holder should be generally as set forth below in the discussion "Tax Consequences if the Arrangement Qualifies as a Reorganization"; however, it is unclear whether the IRS would agree with this interpretation and/or whether it could attempt to treat the transaction as a taxable exchange on some alternative basis.  If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Asanko Gold Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its PMI Shares.  Consequently, a subsequent disposition of the Asanko Gold Shares in a taxable transaction presumably would be taxable under the default PFIC rules described above.  U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, and the PFIC rules discussed above do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	a U.S. Holder who exchanges PMI Shares for Asanko Gold Shares will not recognize a gain or loss as a result of the Arrangement;

(b)
the aggregate tax basis of a U.S. Holder in the Asanko Gold Shares acquired in exchange for PMI Shares will be equal to such U.S. Holder’s aggregate tax basis in the PMI Shares surrendered in exchange therefor;

(c)	the holding period of a U.S. Holder for the Asanko Gold Shares acquired in exchange for PMI Shares pursuant to the Arrangement will include such U.S. Holder’s holding period for PMI Shares; and

(d)
U.S. Holders who exchange PMI Shares for Asanko Gold Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Reorganization.  If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, then, subject to the PFIC rules discussed above, the following U.S. federal income tax consequences will result for U.S. Holders:

(a)
a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Asanko Gold Shares received in exchange for PMI Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the PMI Shares surrendered in exchange therefor;

(b)
the tax basis of a U.S. Holder in the Asanko Gold Shares received in exchange for PMI Shares pursuant to the Arrangement will be equal to the fair market value of such Asanko Gold Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Asanko Gold Shares received in exchange for PMI Shares pursuant to the Arrangement will begin on the day after the Asanko Gold Shares are received.

Subject to the PFIC rules discussed above, any gain or loss described in clause (a) immediately above generally would be a capital gain or loss, which will be a long-term capital gain or loss if the U.S. Holder’s holding period for the PMI Shares is greater than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash by PMI in exchange for all of such U.S. Holder’s PMI Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for PMI Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such PMI Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be a capital gain or loss, which will be a long-term capital gain or loss if the U.S. Holder’s holding period for the PMI Shares is greater than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Asanko Gold Shares

Passive Foreign Investment Company Rules

PFIC Status of Asanko Gold

If Asanko Gold were to constitute a PFIC (as defined above) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Asanko Gold Shares.  As is noted above, a non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if Asanko Gold owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Asanko Gold will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by Asanko Gold from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

As discussed above, based on current business plans and financial projections, Asanko Gold expects to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement and may be classified as a PFIC in future tax years.

In any year in which Asanko Gold is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Under certain attribution rules, if Asanko Gold is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of Asanko Gold’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Asanko Gold or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.  In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Asanko Gold Shares.  Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Asanko Gold Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If Asanko Gold is a PFIC for any tax year during which a U.S. Holder owns Asanko Gold Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Asanko Gold Shares will depend on whether and when such U.S. Holder makes QEF Election or a Mark-to-Market Election with respect to Asanko Gold and each Subsidiary PFIC, if any.  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election with respect to their Asanko Gold Shares will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Asanko Gold Shares and (b) any “excess distribution” received on the Asanko Gold Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Asanko Gold Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Asanko Gold Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Asanko Gold Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Asanko Gold Shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Asanko Gold is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Asanko Gold Shares, Asanko Gold will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Asanko Gold ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Asanko Gold Shares were sold on the last day of the last tax year for which Asanko Gold was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Asanko Gold Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Asanko Gold Shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Asanko Gold, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Asanko Gold, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Asanko Gold is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Asanko Gold.  However, for any tax year in which Asanko Gold is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to Asanko Gold generally may receive a tax-free distribution from Asanko Gold to the extent that such distribution represents “earnings and profits” of Asanko Gold that were previously included in income by the U.S. Holder because of the QEF Election and such U.S. Holder’s tax basis in the Asanko Gold Shares will be adjusted to reflect the amount included in income, and any amount allowed as a tax-free distribution, resulting from the QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize a capital gain or loss on the sale or other taxable disposition of Asanko Gold Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether the QEF Election is made for the first year in the U.S. Holder’s holding period for the Asanko Gold Shares in which Asanko Gold was a PFIC.  A U.S. Holder may make a QEF Election for such first year by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Asanko Gold Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize a gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Asanko Gold Shares were sold for their fair market value on the day the QEF Election is effective.  If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Asanko Gold ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Asanko Gold is not a PFIC.  Accordingly, if Asanko Gold becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Asanko Gold qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that Asanko Gold will satisfy the record keeping requirements that apply to a QEF, or that Asanko Gold will supply U.S. Holders with the information necessary for them to satisfy the reporting requirements under the QEF rules, in the event that Asanko Gold is a PFIC. Thus, U.S. Holders may not be able to make an effective QEF Election with respect to their Asanko Gold Shares.  Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to the U.S. Holder’s timely filed United States federal income tax return.  However, if Asanko Gold cannot provide the required information with regard to Asanko Gold or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Asanko Gold Shares are marketable stock.  The Asanko Gold Shares generally will be “marketable stock” if the Asanko Gold Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Asanko Gold Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Asanko Gold Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Asanko Gold Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Asanko Gold Shares.

A U.S. Holder that makes a Mark-to-Market Election must include in ordinary income, for each tax year in which Asanko Gold is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Asanko Gold Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Asanko Gold Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Asanko Gold Shares, over (b) the fair market value of such Asanko Gold Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Asanko Gold Shares to reflect the amount included in gross income or allowed as a deduction because of the Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Asanko Gold Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).  Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Asanko Gold Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Asanko Gold Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock will not be marketable.  Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize a gain (but not a loss) upon certain transfers of Asanko Gold Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Asanko Gold Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if Asanko Gold is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Asanko Gold Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Asanko Gold Shares.

Foreign taxes paid with respect to any distribution in respect of stock in a PFIC generally are eligible for the foreign tax credit.  However, special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding their application to the U.S. Holder.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Asanko Gold Shares.

Ownership and Disposition of Asanko Gold Shares

The following discussion is subject to the rules described above under the heading “ - Passive Foreign Investment Company Rules.”

Distributions on Asanko Gold Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Asanko Gold Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Asanko Gold, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if Asanko Gold is a PFIC.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Asanko Gold, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the Asanko Gold Shares and thereafter as gain from the sale or exchange of such Asanko Gold Shares. (See “– Sale or Other Taxable Disposition of Asanko Gold Shares” below).  However, Asanko Gold may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by Asanko Gold with respect to the Asanko Gold Shares will constitute ordinary dividend income.  Dividends received on Asanko Gold Shares generally will not be eligible for the “dividends received deduction.”  Subject to applicable limitations, dividends paid by Asanko Gold to non-corporate U.S. Holders, including individuals, generally would be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain conditions are satisfied, including that Asanko Gold not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Asanko Gold Shares

Upon the sale or other taxable disposition of Asanko Gold Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Asanko Gold Shares sold or otherwise disposed of.  Gain or loss recognized on such sale or other disposition generally will be a long-term capital gain or loss if, at the time of the sale or other disposition, the U.S. Holder’s holding period for the Asanko Gold Shares is greater than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Asanko Gold Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s "foreign source" taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Asanko Gold Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to certain specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Asanko Gold Shares, or on the sale, exchange or other taxable disposition of Asanko Gold Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution or proceeds, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their disposition of PMI Shares in connection with the Arrangement and their ownership and disposition of Asanko Gold Shares.

Information Reporting and Backup Withholding Tax

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Asanko Gold Shares, (b) proceeds arising from the sale or other taxable disposition of Asanko Gold Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder: (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified non-U.S. financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity.  U.S. Holders may be subject to these reporting requirements unless their Asanko Gold Shares are held in an account at a U.S. financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

Certain Australian Tax Considerations

The following is a general overview of the Australian tax implications for PMI Shareholders who participate in the Arrangement and subsequently hold and/or dispose of Asanko Gold Shares received in the Arrangement. Due to the general and limited nature of the comments, reliance should not be placed on this overview and PMI Shareholders should instead seek professional tax advice taking into account their own particular facts and circumstances.

This overview is confined to Australian taxation issues and is only one of the matters a PMI Shareholder needs to consider when making a decision about his, her or its investments. Each PMI Shareholders should consider taking advice from a licensed adviser, before making a decision about his, her or its investments.

Introduction

The following is a general overview of the Australian tax implications for PMI Shareholders who participate in the Arrangement and subsequently hold and/or dispose of Asanko Gold Shares.

The tax comments set out below regarding an Asanko Gold Share apply equally to an Asanko Gold CDI.

Please note, the tax comments set out below are necessarily general and limited in nature, are based on a number of simplifying assumptions, and do not take in to consideration the specific circumstances of each PMI Shareholder. For example, the comments set out below are based on the assumptions that the Arrangement occurs as planned, that all PMI Shares were acquired by PMI Shareholders after 21 September 1999 and are held on capital account. That is, the tax comments do not consider the tax implications arising in respect of any PMI Shareholders who are engaged in a business of trading or investment, those who acquired their PMI Shares for the purpose of resale at a profit or otherwise hold their PMI Shares on revenue account or as trading stock, or those which are banks, insurance companies, tax exempt entities, superannuation funds or persons who acquired their shares in respect of their employment with PMI (or an associated company), who may be subject to special or different tax consequences particular to their circumstances, nor PMI Shareholders who are subject to Division 230 of the Income Tax Assessment Act 1997 (Cth).

Lastly, this overview does not address the tax implications for holders of PMI Options or PMI Warrants who participate in the Arrangement.

PMI Shareholders who are not resident in Australia for tax purposes should also take into account the tax implications of the Arrangement under the tax law of their country of residence, as well as under Australian tax law.

This tax overview is based on the tax laws and administrative practice of Australia as in effect at the date of this Circular, including any regulations made under those laws, but is not intended to be an authoritative or complete statement of such tax laws applicable to the particular circumstances of every PMI Shareholder. It is possible that relevant tax law changes may be made subsequently which impact the tax implications of the Arrangement. As mentioned above, reliance should not be placed on this overview and PMI Shareholders should instead seek professional tax advice taking into account their own particular facts and circumstances.

Australian Tax Implications

Australian Tax Resident PMI Shareholders

Capital Gain (“CGT”) on Disposal of PMI Shares to Asanko Gold

The disposal of PMI Shares to Keegan (to be renamed Asanko Gold) in the Arrangement will give rise to a CGT event for PMI Shareholders at the time of disposal.

PMI Shareholders will prima facie derive a capital gain on the disposal of their PMI Shares to the extent the market value of the capital proceeds received (i.e. the Asanko Gold Shares) exceeds the CGT cost base of their PMI Shares. Conversely, PMI Shareholders will incur a capital loss on the disposal of their PMI Shares to the extent the market value of the capital proceeds received (i.e. the Asanko Gold Shares) is less than the CGT reduced cost base of their PMI Shares held.

The CGT cost base of the PMI Shares held by each PMI Shareholder will generally include the consideration paid to acquire the shares plus certain related costs of acquisition, including any incidental costs of acquisition such as brokerage fees and stamp duty. The reduced cost base of shares is determined similarly, though there are some limitations on including certain related costs.

Each PMI Shareholder should seek separate tax advice to confirm the cost base or reduced cost base of their PMI Shares and hence to determine the extent of any capital gain or loss arising on the disposal of the PMI Shares to Asanko Gold.

CGT Rollover Relief on Disposal of PMI Shares

PMI Shareholders who make a capital gain on the disposal of their PMI Shares may be eligible to elect for CGT rollover relief in respect of that gain. The receipt by PMI Shareholders of Asanko Gold CDIs, rather than underlying Asanko Gold Shares, should not preclude qualification for the rollover on the basis that the Asanko Gold CDIs will be CDIs of foreign securities.

A PMI Shareholder who makes a capital loss on the disposal of their PMI Shares to Asanko Gold cannot choose CGT rollover relief (that is, the PMI Shareholder cannot elect to defer the capital loss they incur as a result of the Arrangement).

If a PMI Shareholder is eligible and makes an election to apply CGT rollover relief, any capital gain derived from the disposal of their PMI Shares to Asanko Gold would be disregarded (that is, taxation of the capital gain is effectively deferred until the Asanko Gold Shares are disposed).

Where the CGT rollover relief is elected, the CGT cost base and acquisition date(s) of the PMI Shareholder’s interests in the PMI Shares would effectively transfer to the new Asanko Gold Shares acquired. That is, the CGT cost base of the PMI Shares will become the CGT cost base of the Asanko Gold Shares acquired. This will be relevant for any future disposal of the Asanko Gold Shares acquired in the Arrangement by those former PMI Shareholders.

To choose CGT rollover relief, a PMI Shareholder must make a choice before lodging their income tax return for the income year in which the disposal date occurs. The way in which a PMI Shareholder prepares their income tax return is evidence of making the choice (that is by not including the disregarded capital gain in their assessable income). There is no need for the PMI Shareholder to lodge a notice with the Australian Taxation Office (“ATO”) evidencing the election to choose CGT rollover relief.

CGT Rollover Relief on Disposal of PMI Shares Not Applicable or Not Chosen

If a PMI Shareholder is unable to obtain CGT rollover relief or does not choose for CGT rollover relief to apply, any capital gain derived from the disposal of their PMI Shares is not disregarded and is therefore assessable in Australia, subject to the recoupment of any current and/or prior year capital losses, and the application of any applicable CGT discounts/exemptions.

In these circumstances, the amount of any taxable capital gain will be based on the cost base of the PMI Shares and the market value of the Asanko Gold Shares acquired, as determined on the Effective Date.

PMI Shareholders who are individuals, superannuation funds or trusts may be entitled to a CGT discount where those PMI Shares had been held by the PMI Shareholder for more than 12 months. The CGT discount for individuals and trusts is 50%, and for superannuation funds is 33 1⁄3%.

If the PMI Shareholder is a company that has held a direct voting percentage of 10% or more in PMI throughout a 12 month period during the two years before the disposal it may be able to reduce the capital gain or loss, in certain circumstances, where PMI carries on an active business outside of Australia.

Furthermore, where rollover relief is not applied, the Asanko Gold Shares will be taken to have been acquired for an amount equal to the market value of the PMI Shares exchanged on the Effective Date. This will be relevant for any future application of CGT to the Asanko Gold Shares acquired in the Arrangement.

Assessability of Future Dividend Income Received from Asanko Gold Shares

Dividends received by PMI Shareholders in relation to their Asanko Gold Shares will be assessable to those PMI Shareholders, including any foreign withholding taxes withheld from those dividends.

Where dividends are subject to any foreign withholding taxes, those taxes may be creditable as a foreign income tax offset (“FITO”) against the PMI Shareholder’s Australian tax liability. However, the amount of the FITO will be limited to the greater of A$1,000 and the Australian tax payable on the PMI Shareholder’s assessable foreign income for the income year (less allowable deductions).

Notwithstanding the above, if the PMI Shareholder is a company and it holds more than a 10% interest in Asanko Gold after the Effective Date, any dividends received by the shareholder should not be subject to tax in Australia.

Future Disposal of Asanko Gold Shares

Any future disposal of Asanko Gold Shares acquired in the Arrangement will trigger the application of Australian CGT on any capital gain or loss that arises. In determining the capital gain (or loss) the proceeds would prima facie equal the consideration received by the shareholder on the sale of its Asanko Gold Shares. The cost base (or reduced cost base) will depend on whether or not the PMI Shareholder elected to apply a CGT rollover relief.

That is, if CGT rollover relief has been elected, the calculation of any capital gain or loss on any future disposal of Asanko Gold Shares acquired in the Arrangement will be based on the historical cost base to the PMI Shareholder of their original PMI Shares which were disposed of on the Effective Date.

Alternatively, if CGT rollover relief was not elected then any future capital gain or loss would be determined based on a cost base for the Asanko Gold Shares acquired in the Arrangement equal to the market value of those shares on the Effective Date.

In the absence of any CGT relief, any capital gain derived from the disposal of the Asanko Gold Shares is assessable in Australia subject to the recoupment of any current and/or prior year capital losses, and the application of any applicable CGT discounts/exemptions. PMI Shareholders who are individuals, superannuation funds or trusts may be entitled to a CGT discount where those Asanko Gold Shares had been held by the PMI Shareholder for more than 12 months. The CGT discount for individuals and trusts is 50%, and for superannuation funds is 33 1⁄3%.

If the PMI Shareholder is a company that has held a direct voting percentage of 10% or more in Asanko Gold throughout a 12 month period during the two years before the disposal it may be able to reduce the capital gain or loss, in certain circumstances, where Asanko Gold carries on an active business outside of Australia.

For PMI Shareholders who are individuals, superannuation funds or trusts, and who elected to apply the CGT rollover relief on the disposal of their PMI Shares, the 12 month holding period in respect of the Asanko Gold Shares acquired in the Arrangement would be deemed to commence at the date of acquisition of the original PMI Shares which were disposed of on the Effective Date.

Conversely, for those PMI Shareholders who do not elect for CGT rollover relief to apply on the disposal of the PMI Shares, the 12 month holding period would commence at the Effective Date.

If a capital gain is subject to any foreign taxes, those taxes may be creditable as a FITO against the PMI Shareholder’s Australian tax liability. However, the amount of the FITO will be limited to the greater of A$1,000 and the Australian tax payable on the shareholder’s assessable foreign income for the income year (less allowable deductions).

Other Implications

No Australian Goods and Services Tax or Australian Stamp Duty should be payable by PMI Shareholders in relation to the disposal of PMI Shares or on the receipt of Asanko Gold Shares under the Arrangement.

Non-Australian Tax Resident PMI Shareholders

CGT on Disposal of PMI Shares

If the PMI Shares are not considered to be taxable Australian property (“TAP”) when disposed, non-Australian tax resident PMI Shareholders should not be subject to Australian CGT in relation to any gains or losses arising from the disposal of their PMI Shares under the Arrangement.

In broad terms, PMI Shares may be TAP if a shareholder, together with its associates, holds 10% or more of the shares in PMI at the time of disposal or throughout a 12-month period during the two years before the disposal, and the majority (by value) of PMI’s underlying assets consist of real property situated in Australia.

PMI has advised that as at the date of this Circular, it will not directly or indirectly own any real property situated in Australia (including, but not limited to, any Australian mining, quarrying and prospecting rights).

Assessability of Future Dividend Income Received from Asanko Gold Shares

Non-Australian tax resident PMI Shareholders should not be subject to Australian income tax on dividends received from Asanko Gold Shares unless such dividends are paid out of profits derived by Asanko from Australian sources, and subject to the tax residency of such shareholders.

CGT on Future Disposal of Asanko Gold Shares

Non-Australian tax resident PMI Shareholders should not be subject to Australian CGT in relation to any gains (or losses) from the future disposal of Asanko Gold Shares unless the Asanko Gold Shares are TAP or are an asset used by the taxpayer at any time in carrying on business in Australia through a permanent establishment.

Other Tax Implications

No Australian Goods and Services Tax or Australian Stamp Duty should be payable by non-Australian tax resident PMI Shareholders in relation to the disposal of PMI Shares or on the receipt of Asanko Gold Shares under the Arrangement.

PART II— PRO FORMA INFORMATION OF ASANKO GOLD AFTER
GIVING EFFECT TO THE ARRANGEMENT

Pro Forma Financial Information for Asanko Gold

PMI Shareholders and Keegan Shareholders should read the unaudited pro forma consolidated financial statements of Asanko Gold after giving effect to the Arrangement for the year ended March 31, 2012 and for the six months ended September 30, 2012, included in Appendix H to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Asanko Gold, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) of the results expected in future periods.

See the unaudited pro forma consolidated financial statements of Asanko Gold following completion of the Arrangement set forth in Appendix H to this Information Circular.

Business Objectives of Asanko Gold

Asanko Gold will consolidate the businesses of PMI and Keegan into a single corporate group. The principal business of Asanko Gold will be to develop the Obotan Gold Project and the Esaase Gold Project into producing mines. Both projects are located in Ghana, and are in addition to other exploration tenements that Asanko Gold will hold and which cover over 70 kilometers of belt strike of the Asankrangwa gold belt and over 1,000 square kilometers of tenements. Asanko Gold’s intention is proceed to move the Obotan Gold Project into construction using the $340 million of cash that will be available to Asanko Gold as a result of the Arrangement. The Obotan Gold Project is the subject of a feasibility study that has established development capital costs of US$296.6 million to bring the Obotan Gold Project to production. Assuming successful completion of the Arrangement, the Obotan Gold Project could be in production in 2014 and producing approximately 200,000 ounces per year of gold. Subsequently, cash flow from the Obotan Gold Project would be used to fund the development of the Esaase Gold Project, which is located within a 15 kilometer radius from the Obotan Gold Project. In addition, Asanko Gold will conduct an optimization analysis in 2013 with the goal of enhancing the economic profile of both projects through targeted operational and capital synergies.

Asanko Gold will have a combined resource base from both the Obotan Gold Project and Esaase Project of 6.94 million ounces at an average grade of 1.90 grams per tonne in the measured and indicated resource category, as well as additional inferred resources of 2.65 million ounces at an average grade of 1.87 grams per tonne.

Asanko Gold will also undertake exploration on numerous high priority targets on the Asankrangwa gold belt as well as at its Kubi and Asumura exploration projects with the intention of identifying other stand-alone deposits, or deposits that could enhance the life of mine of either or both of the Obotan Gold Project and the Esaase Gold Project.

Directors and Officers of Asanko Gold Upon Completion of the Arrangement

The management of Asanko Gold will draw from the expertise of both PMI and Keegan. Mr. Peter Buck, the current Chairman of PMI, and Mr. Shawn Wallace, the current Chairman of Keegan, will serve as Co-Chairman of Asanko Gold. Mr. Peter Breese, Keegan’s current Chief Executive Officer, will serve as Chief Executive Officer of Asanko Gold while Mr. Collin Ellison, PMI’s current Managing Director and Chief Executive Officer, will serve as President of Asanko Gold. The remaining members of Asanko Gold’s executive and senior management team will be determined in consultation with the Asanko Gold Board and Messrs. Ellison and Breese.

Contemporaneously with completion of the Arrangement, Peter Breese, Marcel de Groot, Keith Minty and Robert Sali will resign as directors of Keegan. Shawn Wallace, Gordon J. Fretwell and Colin Steyn will continue as directors of Asanko Gold. In addition, Peter Buck, Ross Ashton and John A. Clarke will be appointed to the Asanko Gold Board to hold office until the next annual general meeting of Keegan.  One additional director will be appointed to the Asanko Gold Board following completion of the Arrangement.

The directors of Asanko Gold will hold office until the next annual general meeting of Asanko Gold shareholders or until their respective successors have been duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Asanko Gold or with the provisions of the BCBCA.

The following table sets forth certain information for the persons that will serve as directors of Asanko Gold following completion of the Arrangement, including the province or state in which each is ordinarily resident, all offices of Keegan now held or proposed to be held following completion of the Arrangement by each of them, the period of time for which each director has served as a director of Keegan, as applicable, each director’s principal occupation, business or employment for the past five years, and the number of Keegan Shares and Keegan Options beneficially owned by each director, directly or indirectly, or over which each director exercises control or direction as at January 16, 2013.

Name and Residence	Current/Proposed Office with Keegan/Asanko Gold	Principal Occupation, Business or Employment During Past Five Years	Number of Keegan Shares Held
Shawn Wallace British Columbia, Canada	Co-Chairmen and Director (since March 3, 2010)	Chairman, Chief Executive Officer and Director of Keegan; Chairman and Director of Cayden Resources Inc; Director of Stratton Resources Inc.; Past Director of Full Metal Minerals Inc.	17,200 Keegan Shares 815,000 Keegan Options

Gordon J. Fretwell British Columbia, Canada	Director (since February 24, 2004)	Director of Keegan; Director of Northern Dynasty Minerals Ltd.; Director of Benton Resources Corp; Director of Curis Resources Ltd.; Director of Coro Mining Corp.	208,600 Keegan Shares 205,000 Keegan Options

Colin Steyn British Columbia, Canada	Director (since October 15, 2012)	Chief Executive Officer of LionOre Mining International, Ltd.; Chairman of Coalspur Mines Ltd; Non-Executive Director of Mirabela Nickel Limited.	Nil

Peter Buck Perth, Australia	Co-Chairmen and Director
Chairman of PMI; Director of Antipa Minerals Ltd.; Non-Executive Director of Breakaway Resources, from 2006 to 2009; Exploration Manager and subsequently Director of Exploration and Geology, LionOre Mining International, 1994 to 2006.
Nil(2)

Ross Ashton Perth, Australia	Director	Director of PMI; Managing Director and subsequently Chair of Red Back Mining Inc., 1996 to 2005; Director of GB Energy Ltd. from 2006 to 2010 and Director of Brockman Resources Ltd. from 2004 to 2010.	Nil(3)

John A. Clarke Cardiff, United Kingdom	Director
Director of PMI; Director of Banro Corporation, Mediterranean Resources Ltd. and Great Quest Metals Ltd.; Vice-Chairman of Nevsun Resources Ltd. from August 2008 to September 2009 and President and Chief Executive Officer of Nevsun from 1997 to August 2008.
Nil(4)

Notes:
(1)           The committees of the Asanko Gold Board and the members thereof will be determined by the AsankoGold Board following completion of the Arrangement.
(2)           Assuming the completion of the Arrangement, Mr. Peter Buck will hold 79,333 Asanko Gold Shares and210,000 Replacement Options.
(3)           Assuming completion of the Arrangement, Mr. Ross Ashton will hold 638,400 Asanko Gold Shares and210,000 Replacement Options.
(4)           Assuming completion of the Arrangement, Mr. John A. Clarke will hold 297,066 Asanko Gold Shares and105,000 Replacement Options.

The information as to the province or state of residence, principal occupation and business or employment is not within the knowledge of the directors or executive officers of Keegan and has been furnished by the individual nominees/directors, as applicable.  The number of Keegan Shares beneficially owned by each director or over which each director exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at January 16, 2013 or has been provided by individual directors/nominees.

Except as disclosed below, none of the individuals named above is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular a director, chief executive officer or chief financial officer of any company that:

(a)
was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

On April 19, 2005, Mediterranean Resources Ltd. was cease-traded as a result of the failure to file its consolidated financial statements for the year ended December 31, 2004 on time.  This was due primarily to the inability to obtain financial results from Mediterranean Resources Ltd.'s Peruvian subsidiaries, which had ceased active operations and closed their Peruvian offices as of July 1, 2004. On July 21, 2005, the British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order. The cease trade order was subsequently revoked by the Ontario Securities Commission on August 17, 2005.  Dr. John A. Clarke, a proposed director of Asanko Gold, was a director of Mediterranean Resources Ltd. during this period.

None of the individuals named above is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, none of the individuals named above has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Additional Information Regarding the Directors Following the Arrangement

Peter Buck, proposed Co-Chairman and Director of Asanko Gold — Mr. Buck is the current Chairman of PMI. He is a geologist with 40 years of international exploration and production experience, principally in nickel, base metals and gold. During his career, he has been associated with the discovery and development of a number of mineral deposits in Australia and Brazil, working with WMC Resources Limited for 23 years, Forrestania Gold/LionOre Mining International Limited (1994-2006), and Breakaway Resources Limited (2006-2009). Mr. Buck is currently a director of Antipa Minerals Ltd. and has a voluntary role as a board member of the Center for Exploration Targeting, University of Western Australia and Curtin University.

Shawn Wallace, proposed Co-Chairman and Director of Asanko Gold — Mr. Wallace is the current Chairman of Keegan. He has spent the last twenty years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects. Mr. Wallace is currently a director of Cayden Resources Inc. and Stratton Resources Inc.

Ross Ashton, proposed Director of Asanko Gold — Mr. Ashton is currently a director of PMI. He has been involved in the exploration, consulting, financing and development of international resources projects since 1972. Most recently in his capacity as Managing Director and subsequently Chair of Red Back Mining Inc., Mr. Ashton was responsible for identifying the prospectivity and leading the team which discovered the multi-million ounce Chirano gold deposit in Ghana, West Africa. In 2004, Mr. Ashton re-domiciled Red Back Mining Inc. from the ASX to the TSX with a new Canadian Chief Executive Officer, management and board and he resigned as chair in 2005.

Colin Steyn, proposed Director of Asanko Gold — Mr. Steyn is currently a director of Keegan. He has over 30 years’ experience in the resources sector with particular expertise in the development of mining operations in Southern Africa. He was previously President and Chief Executive Officer of LionOre Mining International from 1999 to 2007, when it was acquired by Norilsk Nickel. From 1996 to 2000, Mr. Steyn was a director of Centachrome, a worldwide metals marketing organization, and for five years prior to this was Executive Director in charge of Metallurgical Operations in Zimbabwe for Rio Tinto, where he started his career in 1979. Mr. Steyn currently serves as non-executive director and chairman of Coalspur Mines Ltd. and as a non-executive director of Mirabella Nickel Limited.

Dr. John A. Clarke, proposed director of Asanko Gold — Dr. Clarke is currently a director of PMI. He holds a B.Sc. in metallurgy from University College Cardiff, a Ph.D. in metallurgy from Cambridge University and an MBA from Middlesex Polytechnic. During his career in the African mining sector, he has held a number of executive positions including Executive Director of Ashanti Goldfields and he was most recently the Chief Executive Officer of Nevsun Resources Limited, an exploration and development company engaged in gold and base metals exploration and development in Africa. Dr. Clarke is currently a director of Banro Corporation, Mediterranean Resources Limited and Great Quest Metals Ltd.

Gordon Fretwell, proposed director of Asanko Gold — Mr. Fretwell is currently a director of Keegan. He holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law. Mr. Fretwell is currently a director of Northern Dynasty Minerals Ltd., Coro Mining Corp., Benton Resources Corp. and Curis Resources Ltd.

Auditors of Asanko Gold

The Board of Directors of Asanko Gold will determine and appoint the auditors of Asanko Gold following the Effective Date.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Asanko Gold as at September 30, 2012 after giving effect to the completion of the Arrangement. For detailed information on the capitalization of PMI and Keegan as at September 30, 2012, see PMI’s unaudited interim consolidated financial statements for the three months ended September 30, 2012 and Keegan’s unaudited interim consolidated financial statements for the six months ended September 30, 2012. See also the unaudited pro forma consolidated financial statements of Asanko Gold following completion of the Arrangement set forth in Appendix H to this Information Circular.

Description	Pro Forma as at September 30, 2012 after giving effect to the Arrangement(1)
Total shareholders’ equity(2)	U.S.$ 580,541,000
Pro forma number of Asanko Gold Shares outstanding(3)	171,955,981
Number of Keegan Shares outstanding as at September 20, 2012	75,555,838
Adjustment to reflect Keegan’s November 5, 2012 equity financing	9,443,500
Adjustment to reflect the exercise of Keegan Options on December 10, 2012	35,000
Adjustment to reflect acquisition of PMI	86,921,643

Notes:
(1)           Following completion of the Arrangement, the authorized capital of Asanko Gold will consist of an unlimitednumber of Asanko Gold Shares. See “Part I – The Arrangement – Capital of Asanko Gold”.
(2)           The pro forma shareholders’ equity of Asanko Gold was prepared based on the number of outstanding PMI Shares and Keegan Shares as at September 30, 2012, as adjusted for: (i) an increase in cash and shareholder’s equity of $32.5 million to recognize the net proceeds received by Keegan from its November 5, 2012 equity financing in which a total of 9,443,500 units were issued with each unit consisting of one Keegan Share and one Keegan Warrant; (ii) an increase in cash of $108.8 million to recognize the net proceeds received by PMI from its November 13, 2012 equity financing in which a total of 136,907,500 PMI Shares were issued; (iii) an increase in cash of $0.6 million to recognize the proceeds received by PMI from the exercise of 500,000 PMI Warrants exercised at $0.61 per share, on October 24, 2012 and 500,000 warrants exercised at $0.61 per share, on January 15, 2013; (iv) an increase in $0.2 million to recognize the proceeds received by PMI from the exercise of 500,000 PMI Options exercised at $0.40 per share, on December 11, 2012; and (v) an increase in cash of $0.1 million to recognize the proceeds received by Keegan from 35,000 options exercised at $3.75 per share, on December 10, 2012.
 (3)           The pro forma number of Asanko Gold shares outstanding was prepared based on the number of outstanding Keegan Shares as at September 30, 2012, as adjusted for: (i) the issuance of 9,443,500 Keegan Shares as part of Keegan’s November 5, 2012 equity financing; (ii) the issuance of 35,000 Keegan Shares resulting from the exercise of 35,000 Keegan Options on December 10, 2012; and (iii) the issuance of 86,921,643 Keegan Shares to reflect the acquisition of PMI.

Shareholder Rights Plan

On August 3, 2012, the Keegan Board approved a new shareholder rights plan (the "Keegan SRP") to replace its previous plan which had a three year term expiring in 2012.  Following completion of the Arrangement, Asanko Gold will retain the Keegan SRP.

As part of adoption of the Keegan SRP, the Keegan Board authorized the issue of one right (a "Right") in respect of each outstanding Keegan Share to holders of record as at 4:00 p.m. (Vancouver time) on August 3, 2012 (the "Record Time"). On August 3, 2012, Keegan entered into a shareholder rights plan agreement (the "Keegan SRP Agreement") with Computershare Canada, as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

At the September 2012 annual and special meeting of Keegan Shareholders, the Keegan Shareholders passed a resolution ratifying, confirming and approving the Keegan SRP and Keegan SRP Agreement.

A summary of the key terms of the Keegan SRP is set out below. This summary is qualified in its entirety by reference to the full text of the Keegan SRP, which may be obtained under Keegan’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Background

The purpose of the Keegan SRP which will be retained by Asanko Gold following completion of the Arrangement is to encourage the fair treatment of shareholders in connection with any take-over bid of Keegan. The Keegan SRP seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the Keegan Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value. The Keegan SRP encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Keegan SRP), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Keegan Board.

In adopting the Keegan SRP, the Keegan Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, represent, in the aggregate, 20% or more of the outstanding shares of a corporation. The existing legislative framework for take-over bids in Canada continues to raise the following concerns for Keegan Shareholders.

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Keegan Board is of the view that this is not sufficient time to properly consider a take-over bid and allow the Keegan Board to maximize value for all shareholders.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Keegan SRP provides a shareholder tender approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid. This is accomplished by requiring that no shares may be taken up under the take-over bid until more than 50% of the shares held by Independent Shareholders (defined below) have been tendered to the takeover bid, and that satisfaction of this condition be publicly announced and the take-over bid remain open for at least 10 business days thereafter.

Unequal Treatment: Fair Value

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of Keegan may be acquired pursuant to a private agreement in which one or a small group of shareholders disposes of Keegan Shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate Keegan Shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Principal Terms of the Keegan SRP

(a)           Term

The Keegan SRP is to continue in force until the close of the third annual meeting of Keegan Shareholders occurring after September 2012.

(b)           Issue of Rights

On August 3, 2012 at 4:00 p.m., one Right was issued and attached to each Keegan Share outstanding and attached to each Keegan Share subsequently issued.

(c)           Exercise of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time (defined below), the Rights will be transferred with the associated Keegan Shares.

The Rights will separate from the Keegan Shares and become exercisable at the close of business on the tenth trading day after the earlier of the first public announcement of facts indicating that a person (the "Acquiring Person") has acquired beneficial ownership of 20% or more of the Keegan Shares or the commencement of, or the first public announcement of, the intent of any person to commence a take-over bid which would result in such person beneficially owning 20% or more of the Keegan Shares, or the date upon which a Permitted Bid (as defined in the Keegan SRP Agreement) or Competing Permitted Bid (as defined in the Keegan SRP Agreement) ceases to be such, or such later time as the Keegan Board may determine in good faith (in any such case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Keegan Share at an exercise price of $50.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Keegan Shares.

(d)           Flip-in Event and Exchange Option

The acquisition by an Acquiring Person of 20% or more of Keegan Shares, other than by way of a Permitted Bid or a Competing Permitted Bid, is referred to as a "Flip-in Event" (as defined in the Keegan SRP). Upon the occurrence of Flip-in Event and following ten trading days after the first public announcement of facts indicating that a person has become an Acquiring Person, each Right will permit the purchase of that number of Keegan Shares having an aggregate market price on the date of the Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price of the Right. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

In addition, the Keegan SRP permits the Keegan Board to authorize Keegan, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of Keegan or a combination thereof. Although the issuance of the Rights is not initially dilutive, upon a Flip-in Event occurring and the Rights separating from the Keegan Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

(e)           Permitted Bids

The Keegan SRP will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is a take-over bid that complies with the following:

(i)          the take-over must be made by way of a take-over bid circular;

(ii)         the take-over bid must be made to all shareholders for all Keegan Shares held by them;

(iii)         Keegan Shares may be deposited under the take-over bid any time between the date of the bid and the date Keegan Shares are taken up and paid for, and any Keegan Shares deposited under the take-over bid may be withdrawn until taken up and paid for;

    (iv)         the take-over bid must be outstanding for at least 60 days and Keegan Shares tendered pursuant to the takeover bid may not be taken up before the expiry of the 60 day period and only if at such time more than 50% of the Keegan Shares held by shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the takeover bid and not withdrawn; and,

    (v)          if, on the date on which Keegan Shares may be taken up and paid for by the bidder, more than 50% of the Keegan Shares held by Independent Shareholders shall have been tendered to the take-over bid, the bidder must make a public announcement to that effect and the take-over bid must remain open for deposits of Keegan Shares for an additional 10 business days from the date of such public announcement.

The Keegan SRP allows for a Competing Permitted Bid to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the Securities Act (Ontario) after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid or other Competing Permitted Bid then in existence was made.

(f)           Acquiring Person

In general, an Acquiring Person is a person who beneficially owns 20% or more of the outstanding Keegan Shares. Excluded from the definition of Acquiring Person are Keegan Resources Inc. and its subsidiaries, and any person who becomes the beneficial owner of 20% or more of the outstanding Keegan Shares as a result of one or more or any combination of: an acquisition or redemptions by Keegan Resources Inc. of Keegan Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Keegan SRP Agreement. However, in general:

(i)          a "Permitted Bid Acquisition" means an acquisition of Keegan Shares madepursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)
an "Exempt Acquisition" means an acquisition of Keegan Shares or convertible securities: (a) in respect of which the Keegan Board has waived the application of the Keegan SRP, or which was made on or prior to the close of business on August 3, 2012; or (b) pursuant to a distribution of Keegan Shares or convertible securities (and the conversion or exchange of such convertible securities) made by Keegan pursuant to a prospectus, private placement or other distribution made by Keegan exempt from the prospectus requirements of applicable law;

(iii)
a "Convertible Security Acquisition" means an acquisition of Keegan Shares upon the exercise of convertible securities acquired by such person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(iv)
a "Pro Rata Acquisition" means an acquisition by a person of Keegan Shares or convertible securities: (a) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Keegan Shares or convertible securities on the same pro rata basis as all other holders of Keegan Shares of the same class; (b) pursuant to any regular dividend reinvestment plan or other plan made available by Keegan to holders of its securities where such plan permits the holder to direct that some or all of: (i) dividends paid in respect of Keegan shares of any class (ii) proceeds of redemption of shares of Keegan, (iii) interest paid on evidences of indebtedness of Keegan, or (iv) optional cash payments, be applied to the purchase from Keegan of further Keegan securities; (c) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by Keegan to all of the holders of a series or class of Keegan Shares on a pro rata basis to subscribe for or purchase Keegan Shares or convertible securities, provided that such rights are acquired directly from Keegan and not from any other person; or (d) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval.

Additionally, the Keegan SRP provides that a person (a "Grandfathered Person") who was the beneficial owner of 20% or more of the outstanding Keegan Shares as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the beneficial owner of any additional Keegan Shares.

(g)           Certificates and Transferability

Prior to the Separation Time, certificates for Keegan Shares will also evidence one Right for each Keegan Share represented by the certificate. Certificates issued after August 3, 2012 will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Keegan Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Keegan Shares.

(h)           Redemption

Rights may be redeemed by the Keegan Board at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.0001 per Right. However, the Rights will be automatically redeemed in the event of the successful completion of a Permitted Bid, Competing Permitted Bid or a bid for which the Keegan Board has waived the operation of the Keegan SRP.

(i)           Waiver

Discretionary Waiver due to Inadvertence. The Keegan Board may at any time waive the application of the Keegan SRP to a Flip-in Event that may occur by reason of a person becoming an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, provided, however, that such Acquiring Person has reduced its beneficial ownership of Keegan Shares such that at the time of the granting of the waiver, it is no longer an Acquiring Person.

Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Keegan Board may, upon prior written notice to the rights agent, waive the application of the Keegan SRP to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of a take-over bid made by means of a takeover bid circular to all holders of record of Keegan Shares. However, if the Keegan Board waives the application of the Keegan SRP, the Keegan Board shall be deemed to have waived the application of the Keegan SRP in respect of any other Flip-in Event occurring by reason of any take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Keegan Board may, with the prior consent of the holders of Keegan Shares, waive the application of the Keegan SRP to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of an acquisition of Keegan Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to holders of Keegan Shares. However, if the Keegan Board waives the application of the Keegan SRP, the Keegan Board shall extend the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders called to approve such a waiver.

(j)           Amendment

The Keegan Board may not make amendments to the Keegan SRP Agreement and the Rights, other than amendments required to correct clerical or typographical errors or to maintain the validity of the Keegan SRP as a result of a change of law, without the prior approval of the holders of Keegan Shares or Rights.

(k)           Duties of the Keegan Board

The Keegan SRP will not detract from or lessen the duty of the Keegan Board to act honestly and in good faith with a view to the best interests of Keegan. The Keegan Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Principal Holders of Asanko Gold Shares

After giving effect to the Arrangement, to the knowledge of the directors and officers of PMI and Keegan, no person will own, directly or indirectly, or exercise control or direction over Asanko Gold Shares carrying more than 10% of the votes attached to all of the issued and outstanding Asanko Gold Shares.

Update on Australian Regulatory Matters

Keegan has been provided with a draft in-principle statement of the various waivers from the ASX Listing Rules that ASX is likely to grant Asanko Gold in respect of its admission to the official list of ASX. As at the date of this Information Circular, the in-principle statement is in draft only and there is no guarantee that ASX will ultimately grant all of the waivers applied for.

Asanko Gold intends to rely on ASIC CO 02/311 to issue Asanko Gold CDIs without a disclosure document. Keegan has applied to ASIC for relief from certain provisions of the Australian Corporations Act 2001 to enable Asanko Gold CDIs to be on-sold without the issue of a disclosure document. Any information contained in this Information Circular does not constitute financial product advice pursuant to the Australian Corporations Act.

PART III — INFORMATION CONCERNING PMI

The information concerning PMI contained in this Information Circular has been provided by PMI. Although Keegan has no knowledge that would indicate that any of such information is untrue or incomplete, Keegan does not assume any responsibility for the accuracy or completeness of such information or the failure by PMI to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Keegan.

General

PMI was incorporated on March 31, 1978, under the name "Denar Mines Ltd.", as a company under the previous Company Act (British Columbia) and currently exists under and is governed by the BCBCA and the provisions of PMI's Notice of Articles. PMI changed its name to International Sinabarb Industries Ltd. on August 31, 1987, to Primero Industries Ltd. on October 15, 1990, to PMI Ventures Ltd. on March 27, 2001 and then to its current name "PMI Gold Corporation" on May 23, 2006.

PMI is a resource exploration and development company which, through its Subsidiaries, holds exploration and mining leases on the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project. PMI also holds other exploration projects in Ghana.

On November 30, 2012, PMI graduated from the TSX Venture Exchange to the TSX and began trading on the TSX main board under the trading symbol “PMV”. PMI is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

The Company’s registered and records office is located at Suite 408, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6 with offices located at 10 Quarcoo Lane, Roman Ridge, PMB CT471 Cantonments, Accra, Ghana, West Africa, and 680 Murray Street, West Perth, Australia.  PMI Gold Corporation is registered in Australia as a foreign company.

For further information regarding PMI, its Subsidiaries, including PMI’s inter-corporate relationships and organization structure, see the PMI AIF which is incorporated by reference in this Information Circular.

Documents Incorporated by Reference

Information in respect of PMI has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Administrators. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of PMI at Suite 408, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6, by calling (604) 684-6264 or by email request to info@pmigoldcorp.com. In addition, copies of the documents incorporated herein by reference are available under PMI’s profile on the SEDAR website at www.sedar.com.

The following documents of PMI, filed with the Canadian Securities Administrators, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the PMI AIF;

(b)
the audited consolidated financial statements of PMI, together with the accompanying notes thereto, as at June 30, 2012, June 30, 2011 and July 1, 2010 and for the years ended June 30, 2012 and June 30, 2011, and the auditors’ report thereon;

(c)	the management’s discussion and analysis of the financial condition and results of operations of PMI for the year ended June 30, 2012;

(d)	the unaudited interim consolidated financial statements of PMI as at September 30, 2012 and for the three months ended September 30, 2012 and 2011, together with the notes thereto;

(e)	the management’s discussion and analysis of the financial condition and results of operations of PMI for the three months ended September 30, 2012;

(f)	the material change report of PMI dated December 6, 2012 relating to the announcement of the entering into of the Arrangement Agreement;

(g)	the material change report of PMI dated November 21, 2012 relating to the formal grant of mining leases covering the Obotan Gold Project by the Ghanaian Minister of Lands and Natural Resources;

(h)
the material change report of PMI dated September 27, 2012 relating to the favourable recommendation of the Mineral Commission of Ghana that the Minister of Land and Natural Resources grant mining leases covering the Obotan Gold Project;

(i)
the material change report of PMI dated September 27, 2012 relating to PMI entering into a committed letter offer for a US$30 million standby funding facility from Macquarie Bank Limited and PMI’s decision to apply for listing of the PMI Shares on the TSX;

(j)	the material change report of PMI dated August 28, 2012 relating to the completion of a feasibility study on the Obotan Gold Project;

(k)	the material change report of PMI dated July 30, 2012 relating to drilling results from first pass aircore exploration drilling at the Afiefiso prospect at the Obotan Gold Project;

(l)	the material change report of PMI dated July 9, 2012 relating to the acquisition of the Datano mining lease by PMI’s wholly-owned subsidiary, Adansi Gold Company (Ghana) Limited;

(m)	the management information circular of PMI dated October 10, 2012 relating to the special meeting of PMI Shareholders of PMI held on November 9, 2012; and

(n)	the management information circular of PMI dated March 12, 2012 relating to the annual and special meeting of PMI Shareholders held on April 17, 2012.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus Distributions filed by PMI with the Canadian Securities Administrators subsequent to the date of this Information Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Dividend History

PMI has no fixed dividend policy and has not declared any dividends on its common shares since its incorporation.  PMI intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.  Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by PMI will be determined by and at the sole discretion of the PMI Board from time to time based upon, among other factors, PMI’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the PMI Board in its discretion may consider or deem relevant.

Prior Sales

The following summarizes the issuance of PMI Shares, and securities convertible into PMI Shares, within the 12 months prior to the date hereof.

Description of Transaction	Date of Sale/Grant	Aggregate Number and Type of Securities Issued	Issuance Price($)/ Exercise Price ($)	Expiry Date
Exercise of Warrants	January 15, 2013	500,000 PMI Warrants	A$0.60	n/a
Exercise of Stock Options	December 11, 2012	500,000 PMI Options	$0.40	n/a
Public Offering	November 13, 2012	136,907,500 PMI Shares	$0.84	n/a
Exercise of Warrants	October 24, 2012	500,000 PMI Warrants	A$0.60	n/a
Exercise of Stock Options	September 10, 2012	30,000 PMI Shares	$0.20	n/a
Exercise of Stock Options	September 10, 2012	350,000 PMI Shares	$0.30	n/a
Exercise of Warrants	July 16, 2012	50,000 PMI Shares	$0.20	n/a
Exercise of Warrants	July 12, 2012	5,050,000 PMI Shares	$0.20	n/a
Exercise of Warrants	July 10, 2012	6,950,000 PMI Shares	$0.20	n/a
Exercise of Warrants	July 9, 2012	5,000 PMI Shares	$0.20	n/a
Exercise of Warrants	July 6, 2012	900,000 PMI Shares	$0.20	n/a
Exercise of Warrants	June 25, 2012	500,000 PMI Shares	A$0.60	n/a
Grant of Stock Options	June 13, 2012	300,000 Stock Options	$0.86	June 12, 2017
Exercise of Warrants	June 11, 2012	25,000 PMI Shares	$0.20	n/a
Grant of Stock Options	June 8, 2012	750,000 PMI Options	$1.28	June 7, 2017
Exercise of Stock Options	May 25, 2012	125,000 PMI Shares	$0.20	n/a
Exercise of Warrants	May 23, 2012	500,000 PMI Shares	A$0.60	n/a
Exercise of Warrants	April 24, 2012	500,000 PMI Shares	A$0.60	n/a
Exercise of Warrants	March 28, 2012	3,680,000 PMI Shares	$0.10	n/a
Public Offering	March 16, 2012	28,000,000 PMI Shares	$1.25	n/a
Exercise of Warrants	March 19, 2012	2,000,000 PMI Shares	$0.50	n/a
Exercise of Stock Options	March 19, 2012	900,000 PMI Shares	$0.30	n/a
Exercise of Stock Options	March 19, 2012	50,000 PMI Shares	$0.20	n/a
Grant of Stock Options	March 12, 2012	2,000,000 PMI Options	$2.00	March 11, 2016
Exercise of Warrants	March 8, 2012	250,000 PMI Shares	$0.20	n/a
Exercise of Warrants	March 7, 2012	1,150,000 PMI Shares	$0.10	n/a
Exercise of Warrants	March 5, 2012	75,000 PMI Shares	$0.20	n/a
Exercise of Warrants	February 23, 2012	50,000 PMI Shares	$0.10	n/a
Exercise of Warrants	February 8, 2012	50,000 PMI Shares	$0.20	n/a
Exercise of Warrants	February 3, 2012	2,750,000 PMI Shares	$0.20	n/a
Exercise of Warrants	January 23, 2012	75,000 PMI Shares	$0.20	n/a
Exercise of Warrants	January 11, 2012	120,000 PMI Shares	$0.10	n/a
Exercise of Warrants	December 20, 2011	5,000,000 PMI Shares	$0.10	n/a

Price Range and Trading Volume of PMI Shares

The PMI Shares are listed and posted for trading on the TSX under the symbol “PMV” and on the ASX under the symbol “PVM”, and are quoted on the FSE under the symbol “PN3N”. The following table sets forth trading information for the PMI Shares on the TSX and the ASX for the 12 month period prior to the date of this Information Circular.

TSX
	Price Range (C$)
Month	High	Low	Trading Volume
January 2013 (1st to 16th)	0.88	0.83	4,212,818
December 2012	0.87	0.74	19,710,398
November 2012	0.84	0.72	6,955,862
October 2012	0.96	0.81	4,893,384
September 2012	0.94	0.80	12,407,229
August 2012	0.90	0.76	6,788,785
July 2012	0.86	0.72	14,927,952
June 2012	0.98	0.66	5,791,823
May 2012	0.97	0.71	9,666,542
April 2012	1.24	0.82	7,349,928
March 2012	1.36	1.10	12,040,896
February 2012	1.46	1.17	14,724,047
January 2012	1.20	0.91	12,589,173

ASX
	Price Range (A$)
Month	High	Low	Trading Volume
January 2013 (1st to 16th)	0.85	0.80	3,945,726
December 2012	0.83	0.71	15,736,090
November 2012	1.04	0.82	6,593,293
October 2012	0.98	0.78	5,311,025
September 2012	0.88	0.74	3,860,110
August 2012	0.84	0.71	2,718,765
July 2012	0.94	0.72	4,833,958
June 2012	0.93	0.74	5,732,011
May 2012	1.22	0.83	10,304,934
April 2012	1.32	1.12	10,257,135
March 2012	1.33	1.10	13,799,550
February 2012	1.14	0.90	10,227,774
January 2012	0.83	0.71	6,566,147

On December 4, 2012, the last trading day on which the PMI Shares traded prior to announcement of the Arrangement, the closing price of the PMI Shares on the TSX and ASX was $0.74 and A$0.76, respectively. On January 16, 2012, the closing price of the PMI Shares on the TSX and ASX was $0.87 and A$0.84, respectively.

Risk Factors

An investment in the PMI Shares or other securities of PMI is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risk Factors” in the PMI AIF and the risk factors discussed throughout PMI’s management’s discussion and analysis for the year ended June 30, 2012 and the three months ended September 30, 2012, all of which are incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

PMI is not currently a party to any material legal proceedings; however, from time to time, PMI may become party to routine litigation incidental to PMI’s business.

No penalties or sanctions were imposed by a court relating to securities legislation or by a securities regulatory authority during PMI’s recently completed financial year, nor were there any other penalties or sanctions imposed by a court or regulatory body against PMI that would likely be considered important to a reasonable investor in making an investment decision, nor were any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority during PMI’s recently completed financial year.

Auditors, Transfer Agent and Registrar

The auditors of PMI are KPMG LLP, Chartered Accountants, Vancouver, British Columbia.

Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario is the transfer agent and registrar for the PMI Shares in Canada.

Additional Information

The information contained in this Information Circular is given as of January 17, 2012, except as otherwise indicated. Financial information is provided in PMI’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and the interim period ended September 30, 2012.

A copy of PMI’s management’s discussion and analysis and the financial statements for PMI’s most recently completed financial year, including the auditor’s report thereon, together with any subsequent interim financial statements, may be obtained, without charge, upon request from the Corporate Secretary of PMI at Suite 408, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6, by calling (604) 684-6264 or by email request to info@pmigoldcorp.com.

Information contained in or otherwise accessible through PMI’s website does not form a part of this Information Circular and is not incorporated by reference into this Information Circular.

Interested persons may also access disclosure documents and any reports, statements or other information that PMI files with the Canadian Securities Administrators under PMI’s profile on the SEDAR website at www.sedar.com.

Directors’ Approval

The contents and the sending of this Information Circular have been approved by the PMI Board.

BY ORDER OF THE BOARD OF DIRECTORS OF PMI GOLD CORPORATION

(Signed) “Peter Buck”
Chairman of the Board of Directors
PMI Gold Corporation

PART IV — INFORMATION CONCERNING KEEGAN

The information concerning Keegan contained in this Information Circular has been provided by Keegan. Although PMI has no knowledge that would indicate that any of such information is untrue or incomplete, PMI does not assume any responsibility for the accuracy or completeness of such information or the failure by Keegan to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to PMI.

General

Keegan was incorporated under the name “Quicksilver Ventures Inc.” on September 23, 1999 pursuant to the laws of the Province of British Columbia, Canada.  Keegan continues to be governed by the BCBCA.

Keegan’s head office and principal place of business is located at Suite 700-1199 West Hastings Street Vancouver, British Columbia, V6C 3T5 and its registered and records office is located at Suite 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in West Ghana, Africa.  Keegan’s material properties currently consist of the Asumura Property and the Esaase Gold Project, both of which are located in West Ghana, Africa.

Keegan has a 90% ownership of Keegan Resources Ghana Limited, incorporated under the laws of Ghana, through its two wholly owned subsidiaries, Keegan International (Barbados) Inc. and Keegan Ghana (Barbados) Inc., each of which is incorporated under the laws of Barbados.

On January 2, 2008, Keegan Shares began trading on the American Stock Exchange (now the NYSE MKT).  On December 22, 2008, Keegan graduated from the TSX Venture Exchange to the TSX and commenced trading under the trading symbol “KGN”.  Keegan is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

For further information regarding Keegan, its Subsidiaries and their business activities, see the Keegan AIF which is incorporated by reference in this Information Circular.

Recent Developments

Esaase Gold Project Review Update

On September 6, 2012, Keegan announced that it had undertaken an extensive re-examination of the development options for the Esaase Gold Project with a goal of minimizing capital requirements while improving project economics. Keegan re-focused its development plan for the project looking at two primary areas: (i) a processing plant with a reduced processing capacity and improved metallurgical process design to substantially reduce initial capital requirements, and (ii) an improved mine design which features higher grade feed to the processing plant and/or a lower strip ratio.

Keegan engaged DRA Minerals Projects (“DRA”) of Johannesburg, South Africa to investigate a reduced capacity processing plant that would use an improved process design. Initial work by DRA investigated the merits of utilizing a flotation process to enhance the project economics. In a trade-off study, DRA estimated capital and operating costs for flotation versus whole ore leach processing and determined that implementing a flotation process would provide a positive incremental benefit to the project economics and create favourable environmental advantages as compared to the whole ore leaching process. Based on the revised preliminary process flow sheet, DRA completed a conceptual level capital and operating cost estimate for a 4.0 million tonne per annum process plant. Preliminary capital cost estimates indicate that the project capital cost could be reduced to approximately US$260 million excluding mining equipment.

Keegan also engaged Minxcon (Pty) Ltd. (“Minxcon”) to review the mineral resource estimate and mine plan for opportunities to improve the minable ore grade and/or reduce the strip ratio during the early years of production. Minxcon concluded that there is an opportunity to improve the minable ore grade by using selective mining methods rather than the bulk mining method as proposed in Keegan’s September 2011 prefeasibility study. This work suggests that the Esaase Gold Project could be selectively mined at higher ore grades than the bulk mining plan prepared for the September 2011 prefeasibility study.

Keegan also disclosed that Minxcon was updating a refined block model utilizing existing data. Keegan announced that it expected to be able to release the results of the revised resource estimate in the fourth quarter of calendar 2012.

Revised Resource Estimate for the Esaase Gold Project

On October 10, 2012, Keegan announced the results of the revised mineral resource estimate for the Esaase Gold Project prepared by Minxcon. The mineral resource estimate was based upon approximately 200,000 meters of RC drilling and 78,000 meters of diamond drilling carried out by Keegan over the previous five years. The revised Esaase Gold Project mineral resource estimate consists of measured and indicated resources of 68.92 million tonnes averaging 1.73 grams per tonne gold for 3.83 million ounces, and inferred resources of 22.23 million tonnes averaging 1.75 grams per tonne gold for 1.25 million ounces. The revised resource estimate, based on a cut-off grade of 0.8 grams per tonne of gold, was prepared using the same information used to compile the previous resource estimate for the Esaase Gold Project which was stated at a cut-off of 0.4 grams per tonne of gold. The purpose of revising the resource is to serve as a basis for a revised prefeasibility study which will incorporate a change in open-pit mining methods to selectively mine at lower rates and higher grades than the September 2011 prefeasibility study.

A copy of the NI 43-101 compliant Esaase Technical Report which reports the revised mineral resource estimate for the Esaase Technical Report can be accessed under Keegan’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Documents Incorporated by Reference

Information in respect of Keegan has been incorporated by reference in this Information Circular from documents filed with the Canadian Securities Administrators.  Copies of documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of Keegan at Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5,  Tel:  (604) 683-8193  Fax:  (604) 683-8194.  In addition, copies of the documents incorporated herein by reference are available under Keegan’s profile on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.

The following documents of Keegan, filed with the Canadian Securities Administrators, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the Keegan AIF;

(b)
the audited annual consolidated financial statements of Keegan, as at March 31, 2012, March 31, 2011 and April 1, 2010 and for the years ended March 31, 2012 and March 31, 2011, together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of the financial condition and results of operations of Keegan for the year ended March 31, 2012;

(d)	the unaudited interim consolidated financial statements of Keegan for the three and six months ended September 30, 2012 and 2011, together with the notes thereto;

(e)	the management’s discussion and analysis of the financial condition and results of operations of Keegan for the three and six months ended September 30, 2012;

(f)	the material change report of Keegan dated December 6, 2012 in respect of the Arrangement and the Arrangement Agreement;

(g)
the material change report of Keegan dated November 5, 2012 in respect of the completion of Keegan’s non-brokered private placement for gross proceeds of U.S.$32.5 million through the issuance of 9,443,500 units of Keegan;

(h)
the material change report of Keegan dated October 16, 2012 in respect of the strategic alliance and financing with Highland Park S.A., the appointment of Mr. Peter Breese as President and Chief Executive Officer and Mr. Tony Devlin as Chief Operating Officer, and the appointment of Mr. Breese and Mr. Colin Steyn as directors of Keegan and resignation of Daniel T. McCoy as a director of Keegan; and

(i)	the management information circular dated August 3, 2012 relating to the annual and special meeting of Keegan Shareholders held on September 25, 2012.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus Distributions filed by  Keegan with the Canadian Securities Administrators subsequent to the date of this Information Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Dividend History

Keegan has no fixed dividend policy and has not declared any dividends on its common shares since its incorporation.  Keegan intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.  Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by Keegan will be determined by and at the sole discretion of the Keegan Board from time to time based upon, among other factors, Keegan’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the Keegan Board in its discretion may consider or deem relevant.

Prior Sales

The following summarizes the issuance of Keegan Shares, and securities convertible into Keegan Shares, within the 12 months prior to the date hereof.

Description of Transaction	Date of Sale/Grant	Aggregate Number and Type of Securities Issued	Issuance Price($)/ Exercise Price ($)	Expiry Date
Exercise of stock options	December 10, 2012	35,000 Keegan Shares	$3.75	N/A
Grant of stock options	November 7, 2012	835,500 Keegan Options	$3.90	November 7, 2017
Issuance under private placement	November 5, 2012	9,443,500 Keegan Shares	$3.44	N/A
Issuance under private placement	November 5, 2012	9,443,500 Keegan Warrants	$4.00	November 6, 2014
Grant of stock options	October 16, 2012	1,150,000 Keegan Options	$3.75	October 16, 2017
Issuance under concession option agreement	July 31, 2012	10,000 Keegan Shares	$2.91	N/A
Grant of stock options	June 7, 2012	2,202,500 Keegan Options	$3.74	June 7, 2017
Issuance under concession option agreement	March 5, 2012	20,000 Keegan Shares	$7.98	N/A
Grant of stock options	February 16, 2012	1,400,000 Keegan Options	$4.59	February 16, 2017
Exercise of stock options	February 6, 2012	25,000 Keegan Shares	$4.01	N/A

Price Range and Trading Volume of Keegan Shares

The Keegan Shares are listed and posted for trading on the TSX under the symbol “KGN” and on the NYSE MKT under the symbol “KGN”. The following table sets forth trading information for the Keegan Shares on the TSX and the NYSE MKT for the 12 month period prior to the date of this Information Circular.

TSX
	Price Range (C$)
Month	High	Low	Trading Volume
January 2013 (1st to 16th)	4.13	3.79	2,991,998
December 2012	4.16	3.60	9,127,601
November 2012	4.39	3.70	9,702,108
October 2012	4.07	3.04	11,653,325
September 2012	4.14	3.21	6,784,538
August 2012	3.81	2.85	5,602,888
July 2012	3.20	2.75	4,367,075
June 2012	4.05	2.88	6,420,611
May 2012	3.58	2.38	15,480,918
April 2012	3.80	2.90	14,666,503
March 2012	5.03	3.49	5,757,760
February 2012	5.43	4.10	7,795,775
January 2012	4.31	3.70	5,700,863

NYSE MKT
	Price Range (US$)
Month	High	Low	Trading Volume
January 2013 (1st to 16th)	4.18	3.86	1,216,537
December 2012	4.23	3.67	3,470,712
November 2012	4.39	3.72	4,904,969
October 2012	4.15	3.11	7,342,270
September 2012	4.20	3.26	8,143,221
August 2012	3.88	2.87	6,013,424
July 2012	3.15	2.69	3,110,337
June 2012	3.93	2.80	6,502,629
May 2012	3.48	2.35	7,160,961
April 2012	3.82	2.93	4,883,848
March 2012	5.10	3.50	5,766,747
February 2012	5.45	4.12	8,477,372
January 2012	4.30	3.65	4,358,057

On December 4, 2012, the last trading day on which the Keegan Shares traded prior to announcement of the Arrangement, the closing price of the Keegan Shares on the TSX and NYSE MKT was $3.91 and US$3.92, respectively. On January 16, 2012, the closing price of the Keegan Shares on the TSX and NYSE MKT was $3.87 and US$3.91, respectively.

Risk Factors

An investment in Keegan Shares is subject to certain risks.  Investors should carefully consider the risk factors described under the heading “Risk Factors” in the Keegan AIF which is incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings and Regulatory Actions

Except as disclosed below, Keegan is not the subject of any material legal proceedings, nor is Keegan or any of its properties a party to or the subject of any such proceedings and no such proceedings are known to be contemplated.  However, from time to time, Keegan may become party to routine litigation incidental to Keegan’s business.

No penalties or sanctions were imposed by a court relating to securities legislation or by a securities regulatory authority during Keegan’s recently completed financial year, nor were there any other penalties or sanctions imposed by a court or regulatory body against Keegan that would likely be considered important to a reasonable investor in making an investment decision, nor were any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority during Keegan’s recently completed financial year.

Auditors, Transfer Agent and Registrar

The auditors of Keegan are KPMG LLP, Chartered Accountants, Vancouver, British Columbia. KPMG LLP has been the auditors of Keegan since August 23, 2011.

Keegan’s registrar and transfer agent for its common shares is Computershare, 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9.

Additional Information

Additional financial information relating to Keegan may be found under Keegan’s profile on SEDAR at www.sedar.com Additional information relating to Keegan, including directors’ and officers’ remuneration and indebtedness, principal holders of Keegan’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Information Circular.

The information contained in this Information Circular is given as of January 17, 2013, except as otherwise indicated.  Financial information is provided in Keegan’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and the interim period ended September 30, 2012.

Copies of the financial statements and management’s discussion and analysis may be obtained upon request without charge from the Corporate Secretary of Keegan at Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5,  Tel: (604) 683-8193  Fax: (604) 683-8194.

Interested persons may also access disclosure documents and any reports, statements or other information that Keegan files with the Canadian Securities Administrators through the SEDAR website at www.sedar.com.

Directors’ Approval

The Board of Directors of Keegan has approved the contents and sending of this Information Circular.

BY ORDER OF THE BOARD OF DIRECTORS OF KEEGAN RESOURCES INC.

(Signed) “Shawn Wallace”
Chairman of the Board of Directors
Keegan Resources Inc.

PART V— GENERAL PROXY MATTERS — PMI

Solicitation of Proxies

This Information Circular is being furnished in connection with the solicitation of proxies by the management of PMI for use at the PMI Shareholders’ Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying notice of meeting (the “PMI Notice of Meeting”). PMI will conduct its solicitation of proxies primarily by mail but proxies may be solicited personally or by telephone by directors, officers and regular employees of PMI.

In connection with the solicitation of proxies, PMI has retained Laurel Hill Advisory Group and Orient Capital Pty Ltd. (the “Proxy Solicitation Agents”) to assist with PMI’s communications with its shareholders. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of approximately $40,000 plus out-of-pocket expenses and Orient Capital Pty Ltd. is expected to receive a fee of approximately A$12,000 plus out-of-pocket expenses.

PMI has arranged for Intermediaries to forward the meeting materials to Non-Registered Holders of the PMI Shares held of record by those intermediaries and PMI may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.  All solicitation costs in connection with the PMI Shareholders’ Meeting will be borne by PMI.

Appointment and Revocation of Proxies

Only registered shareholders or duly appointed proxyholders are permitted to vote at the PMI Shareholders’ Meeting. Shareholders who hold their shares through a bank, broker or other Intermediary or are holders of PMI CDIs are not Registered Holders and should refer to the section entitled “Part V – General Proxy Matters – PMI – Non-Registered Holders of PMI Shares”.

Accompanying this Information Circular is a form of proxy for holders of PMI Shares. The purpose of the proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons named in the enclosed form of proxy are directors and/or officers of PMI (“PMI Management Proxyholders”).

A shareholder has the right to appoint a person other than the PMI Management Proxyholders to represent the shareholder at the PMI Shareholders’ Meeting by striking out the names of the PMI Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a PMI Shareholder.

Completed forms of proxy must be deposited at the office of PMI’s registrar and transfer agent, Computershare Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not later than 10:00 am (Vancouver time) on February 15, 2013 or forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed PMI Shareholders’ Meeting, unless the chairman of the meeting elects to exercise his discretion to accept proxies received subsequently.

Any registered PMI Shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a Registered Holder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of PMI, at any time up to and including the last business day preceding the date of the PMI Shareholders’ Meeting, or any adjournment or postponement thereof, or with the chairman of the PMI Shareholders’ Meeting on the day of the PMI Shareholders’ Meeting.  Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the PMI Shareholders’ Meeting, arrange for their nominees to revoke the proxy on their behalf.

Record Date

The Record Date for determination of PMI Shareholders entitled to receive notice of and to vote at the PMI Shareholders’ Meeting was January 16, 2013. Only PMI Shareholders whose names have been entered in the applicable register of PMI Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the PMI Shareholders’ Meeting.

Signature of Proxy

The accompanying form of proxy must be executed by the PMI Shareholder or its attorney authorized in writing, or if the PMI Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with PMI).

Exercise of Discretion of Proxy

The persons named in the accompanying form of proxy will vote the PMI Shares in respect of which they are appointed in accordance with the direction of the PMI Shareholder appointing them. If you specify a choice with respect to any matter to be acted upon, your PMI Shares will be voted accordingly. In the absence of such direction, the PMI Shares will be voted FOR the approval of the PMI Arrangement Resolution as described in this Information Circular.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to each matter or group of matters identified therein for which a choice is not specified, any amendments or variations to matters identified in the PMI Notice of Meeting and with respect to other matters which may properly come before the PMI Shareholders’ Meeting.  At the date of this Information Circular, management of PMI knows of no such amendments, variations or other matters to come before the PMI Shareholders’ Meeting.

Registered Holder of PMI Shares

If you are a Registered Holder (a shareholder whose name appears on the records of PMI as the registered holder of PMI Shares) of PMI, you may wish to vote by proxy whether or not you are able to attend the PMI Shareholders’ Meeting in person.  Registered Holders electing to submit a proxy may do so by:

a)
MAIL/FACSIMILE: complete, date and sign the enclosed proxy and return it to PMI’s registrar and transfer agent, Computershare, by fax within North America at 1-866-249-7775, outside North America at 416-263-9524, by mail to Computershare Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department) or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

b)
TELEPHONE: use a touch-tone phone to transmit voting choices to the toll free number given in the enclosed proxy.  Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy for the toll free number and the proxy control number; or

c)
INTERNET: use the Internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy for the holder’s proxy control number;

in all cases ensuring that the enclosed proxy is received not later than 10:00 am (Vancouver time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement thereof at which the enclosed proxy is to be used.

Non-Registered Holders of PMI Shares

Only PMI Shareholders whose names appear on the records of PMI as the registered holders of their PMI Shares or duly appointed proxyholders are permitted to vote at the PMI Shareholders’ Meeting.  Most PMI Shareholders are Non-Registered shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as CDS Clearing and Depositary Services Inc., or, in Australia, CHESS Depositary Nominees Pty. Ltd. (“CDNP”). If you purchased your shares through a broker, you are likely a non-registered holder.

Non-Registered Holders other than Holders of PMI CDIs

Non-Registered Holders of PMI Shares should refer to the section entitled “Information for Beneficial Shareholders”.

PMI CDI Holders

A PMI CDI is a CHESS Depositary Interest representing an uncertificated unit of beneficial ownership in a PMI Share registered in the name of CDNP.  One PMI CDI represents one underlying PMI Share. CHESS refers to the Clearing House Electronic Subregister System, which is the electronic system pursuant to which PMI CDIs trade on the ASX.

Holders of PMI CDIs are non-registered or beneficial owners of the underlying common shares, which underlying shares are registered in the name of CDNP.  As holders of PMI CDIs are not the legal owners of the underlying common shares, CDNP is entitled to vote at meetings of shareholders on the instruction of the registered holder of the PMI CDIs.

As a result, registered holders of PMI CDIs can expect to receive a VIF, together with the Meeting Materials from Computershare Investor Services Pty. Ltd. (“Computershare Australia”), the registrar of the PMI CDI registry in Australia. These VIFs are to be completed by holders of PMI CDIs who wish to vote at the PMI Shareholders’ Meeting and returned to Computershare Australia in accordance with the instructions contained therein. Completed VIF forms must be returned to Computershare Australia by no later than 8:30 am (Perth time) on February 15, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the PMI Shareholders’ Meeting.

CDNP is required to follow the voting instructions properly received from Registered Holders of PMI CDIs. If you hold your interest in PMI CDIs through a broker, dealer or other Intermediary, you will need to follow the instructions of your Intermediary.

A Registered Holder of a PMI CDI can request CDNP to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attaching to the underlying common shares represented by the holders of PMI CDIs. In such case, a holder the PMI CDI may, as proxy, attend and vote in person at the PMI Shareholders’ Meeting.

If you hold your interest in PMI CDIs through a broker, dealer or other Intermediary, you will need to follow the instructions of your Intermediary and request a form of legal proxy which will grant you the right to attend the PMI Shareholders’ Meeting and vote in person.

Registered Holders of PMI CDIs that wish to change their vote must in sufficient time in advance of the PMI Shareholders’ Meeting contact Computershare Australia to arrange to change their vote. If you hold your interest in PMI CDIs through an Intermediary, you must in sufficient time in advance of the PMI Shareholders’ Meeting, arrange for your Intermediary to change its vote through Computershare Australia in accordance with the revocation procedure set out above.

Voting Securities and Principal Holders Thereof

PMI is authorized to issue an unlimited number of common shares without par value, of which 413,912,584 shares are issued and outstanding. Of such issued and outstanding shares, 124,842,651 were held by CDNP on behalf of holders of PMI CDIs.

To the knowledge of the directors and senior officers of the PMI, and based on PMI’s review of the records maintained by its transfer agent, electronic filings with System for Electronic Document Analysis and Retrieval and insider reports filed with System for Electronic Disclosure by Insiders, no persons own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of PMI, except as follows. Macquarie Group Limited owns or exercises control or direction over, directly or indirectly, 54,973,036 PMI Shares representing approximately 13.29% of the currently issued and outstanding PMI Shares.

Indebtedness of Directors and Executive Officers of PMI

PMI is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of PMI, a proposed nominee for election as a director of PMI, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of PMI, indebted to PMI or any of its Subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of PMI has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by PMI or any of its Subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein), PMI is not aware of any material interests, direct or indirect, of any informed persons of PMI, or any associate or affiliate of any informed person, in any transaction since the commencement of PMI’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect PMI or any of its Subsidiaries.

For the purposes of this Information Circular, an “informed person” means a director or executive officer of PMI, a director or executive officer of a person or company that is itself an “informed person” or Subsidiary of PMI and any person or company who beneficially owns, directly or indirectly, voting securities of PMI or who exercises control or direction over voting securities of PMI or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of PMI.

Statement of Rights

Canadian Securities Laws provide PMI Shareholders with, in addition to any other rights they may have at law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to PMI Shareholders; however, such rights must be exercised within the prescribed time limits. PMI Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal counsel.

Procedure and Votes Required

PMI Arrangement Resolution

The Interim Order provides that each holder of PMI Shares at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the PMI Shareholders’ Meeting.

Pursuant to the Interim Order:

(a)	each PMI Share entitled to vote at the PMI Shareholders’ Meeting will entitle the holder to one vote at the PMI Shareholders’ Meeting in respect of the PMI Arrangement Resolution;

(b)	the number of votes required to pass the PMI Arrangement Resolution will be:

(i)	at least 66 2⁄3% of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting; and

(ii)
at least a simple majority of the votes cast by the PMI Shareholders present in person or by proxy at the PMI Shareholders’ Meeting, after excluding votes cast by certain “interested parties” whose votes may not be included in determining minority approval pursuant to MI 61-101.

(c)
the quorum at the PMI Shareholders’ Meeting will be one person entitled to vote thereat present in person or by proxy. If a quorum is present at the opening of the PMI Shareholders’ Meeting, thePMI Shareholders present or represented may proceed with the business of the PMI Shareholders’ Meeting notwithstanding that a quorum is not present throughout the PMI Shareholders’ Meeting. If a quorum is not present at the opening of the PMI Shareholders’ Meeting, the PMI Shareholders present or represented may adjourn the PMI Shareholders’ Meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, the PMI Arrangement Resolution authorizes the PMI Board, without further notice to or approval of the PMI Shareholders, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. See Appendix A to this Information Circular for the full text of the PMI Arrangement Resolution.

PART VI — GENERAL PROXY MATTERS — KEEGAN

Solicitation of Proxies

This Information Circular is being furnished in connection with the solicitation of proxies by the management of Keegan for use at the Keegan Shareholders’ Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying notice of meeting (the “Keegan Notice of Meeting”).  Keegan will conduct its solicitation of proxies primarily by mail but proxies may be solicited personally or by telephone by directors, officers and regular employees of Keegan.

In connection with the solicitation of proxies, Keegan has retained Laurel Hill Advisory Group to assist in its communications with its shareholders. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of approximately $40,000 plus out-of-pocket expenses.

Keegan has arranged for intermediaries to forward the meeting materials to Non-Registered Holders of the Keegan Shares held of record by those intermediaries and Keegan may reimburse the intermediaries for their reasonable fees and disbursements in that regard.  All solicitation costs in connection with the Keegan Shareholders’ Meeting will be borne by Keegan.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Keegan Shares.  The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons named in the enclosed form of proxy are directors and/or officers of Keegan (“Keegan Management Proxyholders”).

A shareholder has the right to appoint a person other than a Keegan Management Proxyholder to represent the shareholder at the Keegan Shareholders’ Meeting by striking out the names of the Keegan Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Completed forms of proxy must be deposited at the office of the Keegan’s registrar and transfer agent, Computershare Canada at 100 Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department) not later than 4:30 pm (Vancouver time) on February 15, 2013 or forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Keegan Shareholders’ Meeting, unless the chairman of the meeting elects to exercise his discretion to accept proxies received subsequently.

Any Registered Holder of Keegan who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a Registered Holder, his attorney authorized in writing or, if the Registered Holder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of Keegan, at any time up to and including the last business day preceding the date of the Keegan Shareholders’ Meeting, or any adjournment or postponement thereof, or with the chairman of the Keegan Shareholders’ Meeting on the day of the Keegan Shareholders’ Meeting.  Only Registered Holders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Keegan Shareholders’ Meeting, arrange for their nominees to revoke the proxy on their behalf.

Record Date

The Record Date for determination of Keegan Shareholders entitled to receive notice of and to vote at the Keegan Shareholders’ Meeting was January 16, 2013. Only Keegan Shareholders whose names have been entered in the applicable register of Keegan Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Keegan Shareholders’ Meeting.

Signature of Proxy

The accompanying form of proxy must be executed by the Keegan Shareholder or its attorney authorized in writing, or if the Keegan Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Keegan).

Exercise of Discretion of Proxy

The persons named in the accompanying form of proxy will vote the Keegan Shares in respect of which they are appointed in accordance with the direction of the Keegan Shareholder appointing them. If you specify a choice with respect to any matter to be acted upon, your Keegan Shares will be voted accordingly. In the absence of such direction, the Keegan Shares will be voted FOR the approval of the Keegan Transaction Resolutions as described in this Information Circular.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to each matter or group of matters identified therein for which a choice is not specified, any amendments or variations to matters identified in the Keegan Notice of Meeting and with respect to other matters which may properly come before the Keegan Shareholders’ Meeting. At the date of this Information Circular, management of PMI knows of no such amendments, variations or other matters to come before the PMI Shareholders’ Meeting.

Registered Holder of Keegan Shares

If you are a Registered Holder (a shareholder whose name appears on the records of Keegan as the registered holder of Keegan Shares) of Keegan, you may wish to vote by proxy whether or not you are able to attend the Keegan Shareholders’ Meeting in person.  Registered Holders electing to submit a proxy may do so by:

(a)
MAIL/FACSIMILE: complete, date and sign the enclosed proxy and return it to Keegan’s registrar and transfer agent, Computershare Canada, by fax within North America at 1-866-249-7775, outside North America at 416-263-9524, by mail to Computershare Canada 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department) or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)
TELEPHONE: use a touch-tone phone to transmit voting choices to the toll free number given in the enclosed proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy for the toll free number and the proxy control number; or

(c)
INTERNET: use the Internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy for the holder’s proxy control number;

in all cases ensuring that the enclosed proxy is received not later than 4:30 pm (Vancouver time) on February 15, 2013 or forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement thereof at which the enclosed proxy is to be used.

Non-Registered Holders of Keegan Shares

Only Keegan Shareholders whose names appear on the records of Keegan as the registered holders of their Keegan Shares or duly appointed proxyholders are permitted to vote at the Keegan Shareholders’ Meeting.  Most Keegan Shareholders are Non-Registered shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as CDS Clearing and Depositary Services Inc.. If you purchased your shares through a broker, you are likely a Non-Registered Holder.

Non-Registered Holders of Keegan Shares should refer to the section entitled “Information for Beneficial Shareholders”.

Voting Securities and Principal Holders Thereof

Keegan is authorized to issue an unlimited number of common shares without par value. As at January 16, 2013, there were 85,034,338 Keegan Shares issued and outstanding, each entitled to one vote per share at the Keegan Shareholders’ Meeting.

To the knowledge of the directors and senior officers of the Keegan, and based on Keegan’s review of the records maintained by Computershare Canada, electronic filings with System for Electronic Document Analysis and Retrieval and insider reports filed with SEDI, no person owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Keegan.

Description of Securities Being Distributed

Pursuant to the terms of the Arrangement Agreement (and assuming there are no Dissenting Shareholders), Keegan will issue 86,921,643 Keegan Shares in exchange for all of the outstanding PMI Shares. In addition, Keegan shall reserve: (i) 2,790,375 Keegan Shares for issuance in connection with the Replacement Options and Replacement Warrants and, (ii) up to 55,020 Keegan Shares expected to be issued in connection with performance rights that have been granted to one of PMI’s employees.

The holders of Keegan Shares shall be entitled to receive dividends, as and when declared by the Keegan Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Keegan Board may from time to time determine and all dividends which the Keegan Board may declare on the Keegan Shares shall be declared and paid in equal amounts per share on all Keegan Shares at the time outstanding.  In the event of the dissolution, liquidation or winding up of Keegan, whether voluntary or involuntary, or any other distribution of assets of Keegan among the holders of Keegan Shares for the purpose of winding up its affairs, the holders of Keegan Shares shall be entitled to receive the remaining property and assets of Keegan.  The holders of Keegan Shares shall be entitled to receive notice of and attend all meetings of the holders of Keegan Shares and shall have one vote for each Keegan Share held at all meetings of the holders of Keegan Shares.

Keegan Board and Election of Directors

See “Part II — Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement — Directors and Officers of Asanko Gold Upon Completion of the Arrangement” for a description of the Keegan board and the election of directors in connection with the Arrangement.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out equity compensation plan information as at March 31, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	4,947,500	$5.41	2,607,084
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,947,500	$5.41	2,607,084
Note:
(1)	See heading “Option Based Awards” for material terms of the Option Plan.

Indebtedness of Directors and Executive Officers of Keegan

Keegan is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of Keegan, a proposed nominee for election as a director of Keegan, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Keegan, indebted to Keegan or any of its Subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Keegan has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Keegan or any of its Subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein), Keegan is not aware of any material interests, direct or indirect, of any informed persons of Keegan, or any associate or affiliate of any informed person, in any transaction since the commencement of Keegan’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Keegan or any of its Subsidiaries.

For the purposes of this Information Circular, an “informed person” means a director or executive officer of Keegan, a director or executive officer of a person or company that is itself an “informed person” or Subsidiary of Keegan and any person or company who beneficially owns, directly or indirectly, voting securities of Keegan or who exercises control or direction over voting securities of Keegan or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Keegan.

Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting

Adoption of the New Keegan Option Plan

Please note that if either of the PMI Arrangement Resolution or the Keegan Arrangement Resolution are not approved at the PMI Shareholders’ Meeting or the Keegan Shareholders’ Meeting, respectively, the following matter, being the approval of the new Keegan option plan (the “New Keegan Option Plan”), will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting. In such case, Keegan will retain its current option plan.

Keegan intends to adopt the New Keegan Option Plan at the Keegan Shareholders’ Meeting. Subject to approval of the PMI Arrangement Resolution and the Keegan Arrangement Resolution, the Keegan Shareholders will be asked to consider and, if deemed advisable, to approve the Keegan New Keegan Option Plan Resolution and to authorize the Keegan Board to make any amendments thereto that may be required for the purpose of obtaining any necessary regulatory approvals. Unless otherwise noted, the New Keegan Option Plan as described in this Information Circular is subject to the approval of the TSX, ASX and the Keegan Shareholders at the Keegan Shareholders’ Meeting.

While many of the provisions of the Keegan Option Plan are retained and the New Keegan Option Plan complies in all material respects with TSX rules, changes to the Keegan Option Plan were required to ensure compliance with current ASX Listing Rules and Australian regulations. Various amendments to the Option plan have been approved by the ASX and the Keegan Board and shall form part of the New Keegan Option Plan, including the following amendments which: (i) require shareholder approval before options can be granted to any eligible person who is a director, a related party of Keegan, or any person who in the ASX’s opinion requires shareholder approval; (ii) limit the number of the shares that may be issued, without the issuance of a prospectus, to eligible persons in Australia to 5% of the number of issued and outstanding shares; (iii) clarify that options may only be issued within the limitations imposed by the Australian Corporations Act, the ASX Listing Rules and policies of the TSX; (iv) provide for an adjustment to rights of any optionee in accordance with the ASX Listing Rules if there is a reorganization of the share capital of Keegan; (v) clarify that there are no participation rights of optionees in respect of new issues of capital but that Keegan will ensure that the record date for determining entitlements to any such issue is at least seven business days after the issue is announced to give optionees the opportunity (where available) to exercise their options prior to the date for determining participation entitlements; and (vi) provide for the adjustment in accordance with the formula set out in ASX Listing Rule 6.22 to the exercise price of outstanding options if Keegan makes a pro-rata issue of securities (except a “bonus issue”).

The New Keegan Option Plan also includes minor housekeeping amendments, including clarification that vesting provisions are subject to the Australian Corporations Act and the policies of the TSX and the ASX.

Under the New Keegan Option Plan, the number of shares reserved for issuance under the New Keegan Option Plan, together with all of Keegan’s other previously established or proposed share compensation arrangements, including all Replacement Options, may not at any time exceed 10% of the total number of issued and outstanding common shares. This provision is subject to the approval of the TSX, ASX and the Keegan Shareholders at the Keegan Shareholders’ Meeting.

Furthermore, the New Keegan Option Plan is subject to the restrictions that:

(a)
the number of common shares issued to insiders as a group under the New Keegan Option Plan, when combined with common shares issued to insiders under Keegan’s other share compensation arrangements, may not exceed 10% of the issued common shares within any 12 month period; and

(b)
the number of common shares issuable to insiders at any time as a group under the New Keegan Option Plan, when combined with the common shares issuable to insiders under all of Keegan’s other share compensation arrangements, may not exceed 10% of Keegan’s issued common shares.

A description of the Keegan Option Plan is attached as Appendix J. The full text of the New Keegan Option Plan is attached as Appendix K of this Information Circular and will be available for review at the Keegan Shareholders’ Meeting.

Unless such authority is withheld, the Keegan Management Proxyholders intend to vote for the Keegan New Keegan Option Plan Resolution.

Adoption of Performance Rights Plan

Please note that if the PMI Arrangement Resolution or the Keegan Arrangement Resolution are not approved at the PMI Shareholders’ Meeting or the Keegan Shareholders’ Meeting, respectively, the following matter, being the approval of the performance rights plan (the “PRP”), will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting.

Keegan intends to adopt the PRP at the Keegan Shareholders’ Meeting. Subject to approval of the PMI Arrangement Resolution and the Keegan Arrangement Resolution, the Keegan Shareholders will be asked to consider and, if deemed advisable, to approve the Keegan Performance Rights Plan Resolution and to authorize the Keegan Board to make any amendments thereto that may be required for the purpose of obtaining any necessary regulatory approvals. Unless otherwise noted, the Performance Rights Plan as described in this Information Circular is subject to the approval of the ASX, TSX and the Keegan Shareholders at the Keegan Shareholders’ Meeting.

The PRP is for the employees, executive officers or directors of Keegan, its subsidiaries or any other entity declared by the Keegan Board to be a member of the group for the purposes of the PRP (a “Group Company”), and who are declared by the Keegan Board to be eligible to receive grants of performance rights (“Performance Rights”) under the PRP (collectively, “Eligible Participants”).

Keegan will be moving into mine development and operations as it advances its projects in Ghana. In that regard, Keegan is in the process of building up its management team and key operations staff to lead this transition. To support Keegan’s recruitment and retention strategy, and in light of adverse taxation consequences with respect to stock option grants for Australian based employees, the Keegan Board has decided to implement a structured, performance based competitive long term incentive plan that meets the needs of Keegan and the expectations of both the Australian and Canadian markets. Keegan has decided to adopt the PRP to reward Eligible Participants for long term performance.

In the case of the PRP, an Eligible Participant will have to satisfy certain conditions as determined by the Keegan Board (“Performance Conditions”) in order to be entitled to the underlying common share (or CDI). As such, the PRP provides long-term incentives to staff while aligning potential incentive outcomes with the interests of shareholders. A performance rights plan structure is also recognized as being an effective means of attracting and retaining staff by providing them with the opportunity to participate in the creation of a valuable personal asset – a financial stake in the company on a performance tensioned ‘at risk’ basis.

The PRP has the following features:

(a)           Eligible Participants under the PRP include directors, executive officers andemployees of Keegan or of a Group Company;

(b)           The PRP is subject to restrictions that:

(i)           the number of common shares issued to insiders as a group under the PRP,when combined with common shares issued to Insiders under Keegan’sother share compensation arrangements, may not exceed 10% of the issuedcommon shares within any 12 month period; and

(ii)           the number of common shares issuable to insiders at any time as a groupunder the PRP, when combined with the common shares issuable to insidersunder all Keegan’s other share compensation arrangements, may not exceed10% of Keegan’s issued common shares.

(c)           The Keegan Board may, in its discretion, grant Performance Rights to an EligibleParticipant upon the terms set out in the PRP and upon such terms and PerformanceConditions as the Keegan Board determines. On satisfaction of the PerformanceConditions an Eligible Participant will be entitled to receive one fully paid common share in the capital of Keegan or CDI (each a “Performance Share”) for each Performance Right. The number of Performance Rights granted will be equivalent to the Keegan Board’s determination as to the value of the services to be provided by the Eligible Participant in satisfying the Performance Conditions divided by the then Market Price (as defined under TSX policies).

(d)           The number of Performance Shares reserved for issuance under the PRP and all ofKeegan’s other previously established share compensation arrangements is equal to10% of the outstanding common shares less than the number of common sharesissuable under grants made under any other Keegan security based compensation arrangement (and for greater certainty, the number of Performance Shares which may be issued under the PRP pursuant to Performance Rights shall not, when combined with Shares issuable at any time upon exercise of options granted under any Keegan stock option plan, exceed 10% of the issued and outstanding shares.)

(e)           No money is required to be paid by the participant for the issuance of a PerformanceShare on vesting of the Performance Right, except if the Keegan Board is not satisfiedthat the past services provided by the participant are not the same equivalent to themoney that Keegan would have received had the Performance Share been issued for money.

(f)           The number of Performance Rights which may be offered to eligible persons inAustralia, without the issuance of a prospectus, is limited to 5% of the number ofissued and outstanding shares.

(g)           The term during which a Performance Right can vest cannot be more than five (5)years from the date of grant of the Performance Right.

(h)           If a holder of a Performance Right ceases to be an Eligible Participant before vestingof a Performance Right by reason of death, disability or bona fide redundancy, theKeegan Board may determine the extent to which the Performance Right shall vest,and if no determination is made within 2 months, the Performance Right shall lapse. In the case of fraud, dishonesty, or breach of obligations, the Keegan Board may deem any unvested Performance Rights to have lapsed.

(i)           Keegan will not apply for official quotation of the Performance Rights on the ASX orTSX.

(j)           In the event of  a take-over bid, the Keegan Board may determine that all or a specificnumber of Performance Rights vest where the Keegan Board is satisfied that thePerformance Conditions have been satisfied on a pro rata basis, and any Performance Rights that are not deemed vested shall lapse.

(k)           In the event of any reorganization, recapitalization, stock split, stock dividend,combination of shares, merger, consolidation, rights offering or any other corporatechange involving a change to the shares at any time after the grant of anyPerformance Rights and prior to the vesting or lapsing of such Performance Rights, Keegan shall deliver to such Eligible Participant at the time of any subsequent vesting of Performance Rights in lieu of the number of Performance Shares to which the Eligible Participant was entitled upon such vesting, such number of Performance Shares as such Eligible Participant would have held as a result of such change if on the record date thereof the Eligible Participant had been the registered holder of the number of Performance Shares to which he was therefore entitled to upon such vesting.

(l)           There are no participating rights or entitlements inherent in the Performance Rightsand participants will not be entitled to participate in new issues of shares which maybe offered to holders of shares before the vesting of Performance Rights.

(m)           A Performance Right confers no right to vote, attend meetings, participate in anydividend, distribution of profit or a return of capital or any other rights orentitlements as a holder of a share unless and until the Performance Right vests and aPerformance Share has been issued.

(n)           Subject to the PRP, the ASX Listing Rules and the prior approval of the TSX, theKeegan Board may, from time to time, amend or add to the terms of the PRP or theterms and conditions of any Performance Rights granted under the PRP, providedthat no such amendment reduces the rights of the holder of performance rights.

(o)           Holders of Performance Rights may not transfer their Performance Rights except byoperation of law, and then only in compliance with any other legal requirements.

The full text of the PRP can be found at Appendix L of the Information Circular. The full text of the PRP will also be available for review at the Keegan Shareholders’ Meeting.

Unless such authority is withheld, the Keegan Management Proxyholders intend to vote for the Keegan Performance Rights Plan Resolution.

Adoption of New Articles

Please note that if the PMI Arrangement Resolution is not approved at the PMI Shareholders’ Meeting, the following matter, being the adoption of a new form of Articles, will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting.

Keegan intends to adopt a new form of Articles (the “Keegan New Articles”) substantially similar to PMI’s existing articles and to eliminate the Preferred share class of which no shares are issued. The adoption of the Keegan New Articles is subject to approval by the ASX, TSX and the Keegan Shareholders. Subject to approval of the PMI Arrangement Resolution, the Keegan Shareholders will be asked to consider and, if deemed advisable, to approve the Keegan New Articles Resolution.  To be effective, the Keegan New Articles Resolution must be approved by an affirmative vote of at least 66 2⁄3% of the votes cast by the Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting.

Principal Provisions of Keegan New Articles

Set out below is a discussion of some of the principal provisions of the Keegan New Articles to be adopted in connection with the Arrangement:

(a)           Borrowing Powers

The Keegan New Articles provide that Keegan may borrow money, issue bonds, debentures and other debt obligations and guarantee the repayment of money by any other person or the performance of any obligation of any other person.

(b)           Share Certificates

Under the BCBCA, a shareholder is entitled to a share certificate representing the number of shares of Keegan held or a written acknowledgement of the shareholder’s right to obtain such a share certificate.  The Keegan New Articles provide for this additional right.

(c)           Indemnity Provisions

The Keegan New Articles provide that Keegan indemnify a past or present director or officer of Keegan or an associated corporation in respect of an “eligible proceeding”.  An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of Keegan.  However, under the BCBCA, Keegan will be prohibited from paying an indemnity if:

(i)	the party did not act honestly and in good faith with a view to the best interests of Keegan;

(ii)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)	the proceeding is brought against the party by Keegan or an associated corporation.

Management believes that it is in the best interests of Keegan to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCBCA in order to attract the best possible individuals to act.

(d)           Election and Removal of Directors

The Keegan New Articles provide that directors are elected each year and hold office until the next annual general meeting of the shareholders, or until their successor is appointed or elected.  A director may be removed from office and their successor appointed by a special resolution requiring the approval of two-thirds of the votes cast by shareholders at a meeting of shareholders.

(e)           Alternate Directors

The Keegan New Articles permit a director to appoint anyone as his alternate, as long as that person is qualified to act as a director.  An individual so appointed will be subject to all of the duties imposed on a director of Keegan by the BCBCA, the Keegan New Articles, and applicable laws.

(f)           Shareholders’ Meetings

The Keegan New Articles provide that a meeting of Keegan may be held in the province of British Columbia or at another location outside British Columbia if that location is approved by resolution of the directors before the meeting is held or is approved in writing by the Registrar of Companies before the meeting is held.

(g)           Electronic Meetings and Voting

The Keegan New Articles allow the directors to determine that a meeting of shareholders, and any vote at that meeting, shall be held entirely by electronic means.  Furthermore, a meeting of shareholders may be held at which only some persons entitled to attend may participate and vote by electronic means or at which any vote may be held entirely by electronic means.  The instructing of proxy holders may also be carried out by electronic means in addition to or in substitution for instructing proxy holders by mail.

Material Changes to the Existing Articles of Keegan Resulting from the Adoption of the Keegan New Articles

What follows is a summary of the material changes to be made to the existing Articles of Keegan by adoption of the Keegan New Articles:

(a)           Redemption of Shares

The Keegan New Articles specify that if Keegan proposes to redeem some but not all of the shares of any class, the directors may decide the manner in which the shares to be redeemed will be selected, subject to any special rights or restrictions attached to that class of shares.  There is no such provision in the existing Articles.

(b)           Amendment of Articles, Notice of Articles and Capital Structure

The Keegan New Articles provide that the general authority required to amend all provisions of Keegan’s Articles and Notice of Articles, other than as set out in the BCBCA as specifically requiring a special resolution, can be effected by directors’ resolution or an ordinary resolution of the shareholders.  The Keegan New Articles also provide that Keegan may amend provisions of its Articles and its Notice of Articles relating to certain aspects of its shares and authorized share structure, including the ability to create one or more classes of shares, increase, reduce or eliminate the maximum number of shares Keegan is authorized to issue, or to subdivide (i.e. split) or consolidate its outstanding shares, where it is authorized to do so by a resolution of the directors of Keegan only, or by an ordinary resolution.  The change of name of Keegan can also be effected by a resolution of the directors only.  The Keegan New Articles provide that the attachment, variation and deletion of special rights and restrictions to any class of shares may be authorized by ordinary resolution.  If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCBCA, the consent of the holders of that class of shares by a “special separate resolution” is required.  Under the Keegan New Articles, a special separate resolution of the affected class will be required. Passage of such a resolution will require a majority of two-thirds of votes cast rather than three-quarters of the votes cast.  A general special resolution requires a majority of two-thirds of the votes cast at a meeting of shareholders. An ordinary resolution requires the approval of a majority of the votes cast at a meeting of shareholders.

(c)           Share Consolidation

The Keegan New Articles provide that Keegan may, by directors’ consent resolution, subdivide or consolidate all or any of the unissued or fully paid shares of Keegan.  Currently, if Keegan wishes to subdivide or consolidate any of Keegan’s shares, it will only be able to do so after such subdivision or consolidation has been approved by a special resolution of the shareholders.

(d)           Name Change

The Keegan New Articles provide that Keegan may, by directors’ consent resolution, authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.  Currently, if Keegan wishes to change its name, it will only be able to do so after such name change has been approved by a special resolution of the shareholders.

(e)           Compliance with the ASX Listing Rules

The Keegan New Articles also provide that, if Keegan is admitted to the official list of the ASX, the Keegan New Articles must result in compliance with the ASX Listing Rules.  That is, regardless of what the Keegan New Articles purport to authorize, require, or prohibit, the Keegan New Articles are deemed to not authorize or require any act prohibited by ASX Listing Rules and are deemed to not prohibit any act required by the ASX Listing Rules. The Keegan New Articles are deemed to contain, or not to contain, any provision that the ASX Listing Rules require the Keegan New Articles to contain, or not to contain, respectively.  The addition of this provision was necessary to ensure compliance with the current ASX Listing Rules.

Classes of Shares

The Corporation’s current authorized share structure consists of unlimited common shares without par value and unlimited preferred shares without par value, none of which are issued.  As of the record date no series have been created for the preferred Shares and accordingly the proposed form of Notice of Articles and articles removes the preferred shares in their entirety.

The full text of the Keegan New Articles is attached as Appendix M of this Information Circular and will be available for review at the Keegan Shareholders’ Meeting.

Unless such authority is withheld, the Keegan Management Proxyholders intend to vote for the Keegan New Articles Resolution.

Statement of Rights

Canadian Securities Laws provide Keegan Shareholders with, in addition to any other rights they may have at law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to Keegan Shareholders; however, such rights must be exercised within the prescribed time limits. Keegan Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their legal counsel.

Procedure and Votes Required

Keegan Transaction Resolutions

To be effective, the Keegan Arrangement Resolution must be approved by an affirmative vote of at least 66 2⁄3% of the votes cast by the Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting.

To be effective, each of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution  must be approved by a simple majority (50% plus one vote) of the votes cast by the Keegan Shareholders present in person or by proxy at the Keegan Shareholders’ Meeting.

The Keegan Transaction Resolutions are closely linked.  The Keegan Arrangement Resolution and the Keegan Share Option Plan Resolution are interdependent, such that each of the Keegan Arrangement Resolution and the Keegan Share Option Plan Resolution will only be effective, and will not be implemented, unless the other resolution is approved.  Keegan Shareholders should note that if the Keegan Arrangement Resolution is not approved at the Keegan Shareholders’ Meeting, the approval of the New Keegan Option Plan will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting.  In such case, Keegan will retain its current option plan.

In addition, the implementation of the Keegan Performance Rights Plan Resolution is dependent on the approval of each of the Keegan Arrangement Resolution and the Keegan Share Option Plan Resolution by Keegan Shareholders at the Keegan Shareholders’ Meeting.   Keegan Shareholders should note that if the Keegan Arrangement Resolution and the Keegan Share Option Plan Resolution are not approved at the Keegan Shareholders’ Meeting, the approval of the PRP will be withdrawn and will not be considered at the Keegan Shareholders’ Meeting.

Keegan Shareholders who are in favour of the Keegan Arrangement Resolution are strongly encouraged to vote in favour of the Keegan Share Option Plan Resolution and the Keegan Performance Rights Plan Resolution.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in the section entitled “Summary Information”.

“ASIC” means the Australian Securities and Investments Commission;

“ASX” means the ASX Limited or the Australian Securities Exchange, as the context requires;

“ASX Listing Rules” means the Listing Rules of ASX Limited;

“ATO” means the Australian Taxation Office;

“Acquiring Person” has the meaning set forth in “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Shareholder Rights Plan”;

“Acquisition Proposal” means, with respect to PMI or Keegan, any proposal or offer made by a third party (including a stated intention to make a proposal or offer) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other disposition of 20% or more of the assets of PMI or Keegan (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more of the assets of PMI or Keegan), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving PMI or Keegan (other than the Arrangement);

“Affiliate” has the meaning ascribed to it in the Securities Act (British Columbia), as amended;

“Applicable Accounting Principles” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS;

“Arrangement” means the arrangement pursuant to which, among other things, PMI and Keegan will combine their businesses  under the provisions of Part 9, Division 5 of the BCBCA, all on the terms and conditions set forth in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated December 5, 2012 between PMI and Keegan with respect to the Arrangement, as supplemented, modified or amended;

 “Asanko Gold” means Asanko Gold Corporation, the successor corporation to Keegan under the BCBCA following completion of the Arrangement;

“Asanko Gold Board” or “Board of Directors of Asanko Gold” means the board of directors of Asanko Gold as it may be comprised from time to time, following completion of the Arrangement;

“Asanko Gold CDI” means a CHESS Depositary Interest representing an uncertificated unit of beneficial ownership in an Asanko Gold Share registered in the name of CDNP;

“Asanko Gold Shares” means common shares in the capital of Asanko Gold;

“Australian Corporation Act” means the Corporations Act 2001 (Cth);

“Australian Securities Laws” means the Australian Corporations Act and the ASX Listing Rules;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Beneficial Shareholders” means PMI Shareholders and Keegan Shareholders who do not hold their Shares in their own name;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday, in each of Vancouver, British Columbia and Perth, Australia;

“Canaccord Genuity” means Canaccord Genuity Corp., financial advisor to Keegan;

“Canaccord Genuity Fairness Opinion” means the opinion of Canaccord Genuity provided to the Keegan Board, dated December 5, 2012, a copy of which is attached as Appendix G to this Information Circular;

“Canada-U.S. Tax Convention” means the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended;

“Canadian Securities Administrators” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

“Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other Provinces and in the Territories of Canada, as amended from time to time;

 “CDI” means a CHESS Depositary Interest representing an uncertified unit of beneficial ownership in an underlying security;

“CDNP” means CHESS Depositary Nominee Pty. Ltd.;

“CDS” means CDS Clearing and Depository Services Inc.;

“CGT” means capital gains tax;

“Change in Recommendation” has the meaning set forth under “Part I— The Arrangement — The Arrangement Agreement — Superior Proposal and Right to Match”;

“CHESS” means the Clearing House Electronic Subregister System, which is the electronic system pursuant to which CDIs trade on the ASX;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Computershare Australia” means Computershare Investor Services Pty Ltd.;

“Computershare Canada” means Computershare Investors Services Inc., the registrar and transfer agent of both the PMI Shares and Keegan Shares;

 “Confidentiality Agreement” means the confidentiality agreement dated May 20, 2012 between PMI and Keegan;

“Consulting Agreements” means the consulting agreements entered into effective December 5, 2012 between PMI and each of Messrs. Collin Ellison, Michael Allen, and Michael Gloyne;

“Convention” means the Canada-Australia Income Tax Convention;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to in writing between Keegan and PMI for the purpose of, among other things, exchanging certificates representing PMI Shares for Keegan Shares in connection with the Arrangement;

“Dissent Notice” means the written objection of a Registered Holder to the PMI Arrangement Resolution, submitted to PMI, as applicable, in accordance with the Dissent Procedures;

“Dissent Procedures” means the dissent procedures, as set forth in the Plan of Arrangement, the Interim Order and Sections 242 to 247 of the BCBCA, as the same may be modified by any interim order of the Court and the Final Order, and as described under “Part I— The Arrangement — Right to Dissent”;

“Dissent Rights” has the meaning ascribed to in under Article 5 of the Plan of Arrangement which can be found at Appendix E of this Information Circular;

“Dissenting Shareholders” means a holder of Dissenting Shares;

“Dissenting Shares” means PMI Shares, in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

“DRA” means DRA Minerals Projects, technical advisors to Keegan;

“DRS Advice” means the document evidencing the electronic registration of ownership of Asanko Gold Shares under the Direct Registration System adopted by Computershare Canada;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC;

“Effective Date” means the effective date of the Arrangement, being the second Business Day after the date upon which all conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) to the completion of the Arrangement as set out in Article 7 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, or such other date as may be agreed to by PMI and Keegan, and PMI and Keegan will execute a closing certificate confirming the Effective Date;

“Effective Time” means the time on the Effective Date specified as the “Effective Time” on the closing certificate executed by PMI and Keegan;

“Eligible Participants” has the meaning set forth in “Part VI – General Proxy Matters – Keegan – Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting – Adoption of Performance Rights Plan”;

“Esaase Technical Report” means the technical report entitled “An Independent Qualified Persons’ Report On Esaase Gold Project in the Ashanti Region, Ghana” authored by Antonio Umpire and Charles Muller of Minxcon (Pty) Ltd. and dated November 23, 2012;

“Exchange Ratio” means 0.21 Asanko Gold Shares for each PMI Share;

“Exclusivity Agreement” means the exclusivity agreement among PMI and Keegan dated November 15, 2012 and as amended on December 2, 2012;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to PMI and Keegan, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“FITO” means foreign income tax offset;

“FSE” means the Frankfurt Stock Exchange;

“GAAP” means Generally Accepted Accounting Principles;

“Governmental Entity” means any domestic or foreign, federal, provincial or other legislative, regulatory, executive, judicial or administrative or quasi-governmental body or Person, including the Stock Exchanges and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;

“Grandfathered Person” has the meaning set forth in “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Shareholder Rights Plan”;

“Group Company” has the meaning set forth in “Part VI – General Proxy Matters – Keegan – Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting – Adoption of Performance Rights Plan”;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

“Independent Shareholder” has the meaning set forth in “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Shareholder Rights Plan”;

“Information Circular” means this joint management information circular dated January 17, 2013, together with all appendices hereto, distributed by PMI and Keegan in connection with the Meetings;

“Interim Order” means the interim order of the Court dated January 17, 2013, providing for, among other things, the calling of the Meetings, attached as Appendix C hereto;

“Intermediary” includes a broker, investment dealer, bank, trust company, nominee or other intermediary;

“IRS” means the U.S. Internal Revenue Service;

“Keegan” means Keegan Resources Inc., a corporation incorporated under the BCBCA;

“Keegan AIF” means the Annual Information Form of Keegan dated June 28, 2012, incorporated by reference into this Information Circular;

“Keegan Arrangement Resolution” means the ordinary resolution in connection with the Arrangement to be voted on by Keegan Shareholders at the Keegan Shareholders’ Meeting in substantially the form set forth in Appendix B to this Information Circular;

“Keegan Asanko Gold Board Nominees” means Shawn Wallace, Colin Steyn and Gordon Fretwell;

“Keegan Board” or “Board of Directors of Keegan” means the board of directors of Keegan as it may be comprised from time to time;

“Keegan Compensation Committee” means the Keegan Board’s compensation committee composed of Marcel de Groot, Gordon Fretwell and Keith Minty;

“Keegan Management Proxyholders” means the directors and/or officers of Keegan named in the enclosed form of proxy;

“Keegan New Articles” has the meaning set forth in “Part VI – General Proxy Matters – Keegan – Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting – Adoption of New Articles”;

“Keegan Option” means an option that is outstanding immediately before the Effective Date, to acquire Keegan Shares pursuant to any stock option plan of Keegan;

“Keegan Notice of Meeting” means the Notice of Special Meeting of Keegan Shareholders;

“Keegan Option Plan” means the current stock option plan of Keegan which was adopted by the directors of Keegan on August 18, 2011, and approved by Keegan Shareholders on September 27, 2011;

“Keegan Performance Rights Plan Resolution” means the ordinary resolution in connection with the Arrangement to be voted on by Keegan Shareholders at the Keegan Shareholders’ Meeting in substantially the form set forth in Appendix B to this Information Circular;

“Keegan Shareholders” mean the holders of Keegan Shares;

“Keegan Shareholders’ Meeting” means such meeting or meetings of the holders of Keegan Shares, including any adjournment or postponement thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

“Keegan Shares” means the common shares in the capital of Keegan;

“Keegan Share Option Plan Resolution” means the ordinary resolution in connection with the Arrangement to be voted on by Keegan Shareholders at the Keegan Shareholders’ Meeting in substantially the form set forth in Appendix B to this Information Circular;

“Keegan Special Committee” means the special committee of the Keegan Board established to review the proposed Arrangement and make recommendations to the Keegan Board regarding the merits of the Arrangement;

“Keegan SRP” has the meaning set forth in “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Shareholder Rights Plan”;

“Keegan SRP Agreement” has the meaning set forth in “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Shareholder Rights Plan”;

“Keegan Transaction Resolutions” means the resolutions in connection with the Arrangement to be voted on by the Keegan Shareholders at the Keegan Shareholders’ Meeting in substantially the form set forth in Appendix B to this Information Circular;

“Keegan Voting Agreements” means the voting agreements between PMI and each of the Locked-up Keegan Securityholders, pursuant to which such persons agreed to, among other things, vote in favour of the Arrangement;

“Keegan Warrant” means a warrant that is outstanding immediately before the Effective Date, to acquire Keegan Shares;

“Kubi Technical Report” means the technical report entitled “Kubi Gold Project, Ghana, West Africa, Independent Mineral Resources Estimation” dated December 3, 2010;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letters of Transmittal” means the Letters of Transmittal provided to Registered Holders of PMI Shares pursuant to which such holders are required to deliver certificates or DRS Advice representing their PMI Shares in order to receive a DRS Advice representing Asanko Gold Shares issuable to them pursuant to the Arrangement;

“Locked-up Keegan Securityholders” means each of Marcel de Groot, Shawn Wallace, Peter Breese, Gordon Fretwell, Keith Minty, Robert Sali, Colin Steyn, Greg McCunn and Tony Devlin;

“Locked-up PMI Securityholders” means each of Peter Buck, John A. Clarke, Ross Ashton, Michael Price, Collin Ellison, Thomas Ennison, J.H. Mensah; Michael Gloyne, and Michael Allen;

“Macquarie Canada” means Macquarie Capital Markets Canada Ltd., financial advisor to PMI;

“Macquarie Canada Fairness Opinion” means the opinion of Macquarie Canada provided to the PMI Board, dated December 5, 2012, a copy of which is attached to this Information Circular as Appendix F;

 “Material Adverse Effect” means, in respect of either PMI or Keegan, any one or more effects, changes, events, occurrences, results, states of facts or developments,  that is material and adverse to the business, properties, assets, liabilities, obligations (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that Party and its Subsidiaries taken as a whole, other than any effects, changes, events, occurrences, results, states of facts or developments:

(a)	relating to the global economy, political conditions or securities markets in general;

(b)	affecting the worldwide gold and/or mining industries in general;

(c)	relating to a change in the market trading price of publicly traded securities of either PMI or Keegan, either related to the Arrangement Agreement and the Arrangement or the announcement thereof;

(d)	relating to any generally applicable change in applicable laws or regulations or in applicable accounting principles; or

(e)	attributable to the announcement or pendency of the Arrangement Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of the Arrangement Agreement;

“McMillan” means McMillan LLP, legal counsel to Keegan;

“Meetings” means, collectively, the PMI Shareholders’ Meeting and the Keegan Shareholders’ Meeting to consider the PMI Arrangement Resolution and the Keegan Transaction Resolutions, respectively, and any adjournment(s) or postponement(s) thereof and “Meeting” means, as applicable, the PMI Shareholders’ Meeting or the Keegan Shareholders’ Meeting;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Minxcon” means Minxcon (Pty) Ltd., technical advisors to Keegan;

“New Keegan Option Plan” means the proposed stock option plan of Keegan to be approved by Keegan Shareholders at the Keegan Shareholders’ Meeting;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“NI 45-102” means National Instrument 45-101 – Resale of Securities;

“NOBOs” has the meaning set forth in “Joint Management Information Circular – Information for Beneficial Shareholders”;

“Non-Electing Shareholder” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”;

“Non-Registered Holder” means a non-registered Beneficial Shareholder whose shares are held through an Intermediary;

“Non-Resident Shareholder” has the meaning set forth in “Part I— The Arrangement — Certain Canadian Federal Income Tax Considerations”;

“Non-U.S. Holder” has the meaning set forth in “Part I – Certain United States Federal Income Tax Considerations”;

“Notice of Intention” has the meaning set forth in “Part I – The Arrangement – Right to Dissent”;

“Notice of Petition of Hearing” means the Notice of Petition of Hearing to the Court for the Final Order, which is attached as Appendix D to this Information Circular;

“Notice of Meeting” means, as applicable, the Notice of Special Meeting of PMI Shareholders or the Notice of Special Meeting of Keegan Shareholders which accompanies this Information Circular;

“NYSE MKT” means NYSE MKT Equities Exchange;

“OBOs” has the meaning set forth in “Joint Management Information Circular – Information for Beneficial Shareholders”;

“Obotan Technical Report” means the technical report entitled “Obotan Gold Project, Amansie District, Ghana – National Instrument 43-101 Technical Report” dated September 17, 2012;

“other Party” means: (i) with respect to PMI, Keegan; and (ii) with respect to Keegan, PMI;

 “Parties” means, collectively, Keegan and Keegan, and “Party” means Keegan or PMI, as the case may be;

“Payout Date” has the meaning set forth in “Part I – The Arrangement – Consulting Agreements and Retention Bonuses”;

“Performance Conditions” has the meaning set forth in “Part VI – General Proxy Matters – Keegan – Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting – Adoption of Performance Rights Plan”;

“Performance Rights” has the meaning set forth in “Part VI – General Proxy Matters – Keegan – Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting – Adoption of Performance Rights Plan”;

“Performance Share” has the meaning set forth in “Part VI – General Proxy Matters – Keegan – Particulars of Other Matters to be Acted Upon at the Keegan Shareholders’ Meeting – Adoption of Performance Rights Plan”;

“Person” or “person” means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means either Keegan or PMI;

“PFIC” means a passive foreign investment company within the meaning of Section 1297 of the Code;

“PFIC-for-PFIC Exception” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”;

“PMI” means PMI Gold Corporation, a company incorporated under the previous Company Act (British Columbia);

“PMI AIF” means the Annual Information Form of PMI dated September 26, 2012 incorporated by reference into this Information Circular;

 “PMI Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted on by the PMI Shareholders at the PMI Shareholders’ Meeting in substantially the form set forth in Appendix A to this Information Circular under the heading “Arrangement Resolution — PMI”;

“PMI Asanko Gold Board Nominees” means Peter Buck, John A. Clarke and Ross Ashton;

“PMI Board” or “Board of Directors of PMI” means the board of directors of PMI as it may be comprised from time to time;

“PMI CDI” means a CHESS Depositary Interest representing an uncertificated unit of beneficial ownership in a PMI Share registered in the name of CDNP;

“PMI Management Proxyholders” means the directors and/or officers of PMI named in the enclosed form of proxy;

“PMI Notice of Meeting” means the Notice of Special Meeting of PMI Shareholders;

“PMI Options” means the options to purchase PMI Shares granted by PMI pursuant to the provisions of the PMI Stock Option Plan;

“PMI Optionholder” means, at the relevant time, the holders of PMI Options;

“PMI Securityholders” means, collectively, the PMI Shareholders, PMI Optionholders and PMI Warrantholders;

“PMI Shares” means the common shares in the capital of PMI;

“PMI Shareholders” means, at the relevant time, the holders of PMI Shares;

“PMI Shareholders’ Meeting” means such meeting or meetings of the PMI Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement;

 “PMI Special Committee” means the special committee of the PMI Board established to review the proposed Arrangement and make recommendations to the PMI Board regarding the merits of the Arrangement;

“PMI Stock Option Plan” means the current stock option plan of PMI which was adopted by the director of PMI on January 19, 2011, and approved by PMI Shareholders on April 17, 2012;

“PMI Superior Proposal” means a Superior Proposal made in respect of PMI;

“PMI Voting Agreements” means the voting agreements between Keegan and each of the Locked-up PMI Securityholders, pursuant to which such persons agreed to, among other things, vote in favour of the Arrangement;

“PMI Warrant” means a warrant that is outstanding immediately before the Effective Date, to acquire PMI Shares;

“PMI Warrantholder” means, at the relevant time, the holders of PMI Warrants;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Appendix E to this Information Circular, as amended, varied or supplemented from time to time in accordance with the terms thereof or at the discretion of the Court in the Final Order;

“PRP” means the proposed performance rights plan of Keegan to be approved by Keegan Shareholders at the Keegan Shareholders’ Meeting;

“Proxy Solicitation Agents” means Laurel Hill Advisory Group and Orient Capital Pty Ltd, as applicable;

“QEF Election” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”;

“Record Date” means, in respect of both the PMI Shareholders’ Meeting and the Keegan Shareholders’ Meeting, the close of business on January 16, 2013;

“Record Time” has the meaning set forth in “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Shareholder Rights Plan”;

“Registered Holder” means, as applicable, the person whose name appears on the register of PMI as the owner of PMI Shares or whose name appears on the register of Keegan as the owner of Keegan Shares, as the case may be;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Reorganization” has the meaning set forth in “Part I— The Arrangement — Certain United States Federal Income Tax Considerations”;

 “Replacement Option” means an option or right to purchase Asanko Gold Shares resulting, following the completion of the Arrangement, from the exchange of the PMI Options in accordance with the Plan of Arrangement;

“Replacement Warrant” means a warrant to purchase Asanko Gold Shares resulting, following the completion of the Arrangement, from the exchange of the PMI Warrant in accordance with the Plan of Arrangement;

“Representatives” mean the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

“Resident Shareholder” has the meaning set forth under “Part I – The Arrangement – Consulting Agreements and Retention Bonuses”;

“Retention Bonuses” means the one-time retention bonuses payable to Messrs. Ellison, Allen and Gloyne pursuant to their respective Consulting Agreements;

“Right” has the meaning set forth in “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Shareholder Rights Plan”;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Laws” means, collectively, all applicable Canadian Securities Laws, U.S. Securities Laws, Australian Securities Laws and any other applicable securities Laws;

“Securities Regulators” means the British Columbia Securities Commission, the securities regulatory authorities in each of the other Provinces of Canada, the ASIC and the SEC;

“SEDAR” means the System for Electronic Document Analysis and retrieval of the Canadian Securities Administrators;

“SEDI” means the System for Electronic Disclosure by Insiders;

“Separation Time” has the meaning set forth in “Part II – Pro Forma Information of Asanko Gold After Giving Effect to the Arrangement – Shareholder Rights Plan”;

“Shares” means, collectively, PMI Shares and Keegan Shares;

“Shareholder” has the meaning set forth under “Part I – The Arrangement – Certain Canadian Federal Income Tax Considerations – General”;

“Shareholders” means, collectively, PMI Shareholders and Keegan Shareholders;

 “Solicited Party” means a Party who receives a written Acquisition Proposal which was not solicited or encouraged by such Party and did not otherwise result from a breach of the non-solicitation covenants in the Arrangement Agreement;

“Stikeman Elliott” means Stikeman Elliott LLP, legal counsel to PMI;

“Stock Exchanges” means the TSX, ASX, FSE and NYSE MKT;

“Subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions;

“Subsidiary PFIC” has the meaning set forth in “Part I – The Arrangement – Certain United States Federal Income Tax Considerations – Ownership of Asanko Gold Shares”;

“Superior Proposal” has the meaning set forth under “Part I— The Arrangement — The Arrangement Agreement — Mutual Covenants Regarding Non-Solicitation”;

“Superior Proposal Notice” has the meaning set forth under “Part I— The Arrangement — The Arrangement Agreement — Superior Proposal and Right to Match”;

“TAP” means taxable Australian property;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Termination Date” means March 31, 2013;

“Termination Fee” means the termination fee in the amount of $13,000,000;

“Terminating Party” means a Party that has complied with the provisions of the Arrangement Agreement relating to Acquisition Proposals and Superior Proposals such that the Party may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal that such Party’s board of directors has determined to be Superior Proposal and that is received prior to the date of approval of the PMI Arrangement Resolution and the Keegan Transaction Resolutions and terminates the Arrangement Agreement;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States, as defined in Rule 902(k) under Regulation S;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holders” has the meaning set forth in “Part I— The Arrangement — Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means the “blue sky” or securities law of any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act, and the rules and regulations of the SEC thereunder;

“Voting Agreements” mean the PMI Voting Agreements and the Keegan Voting Agreements; and

“VIF” means voting instruction form.

Words importing the singular number include the plural and vice versa.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. Certain other terms used herein but not defined herein are defined in NI 43-101 and, unless the context otherwise requires, will have the same meanings herein as in NI 43-101. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP unless otherwise indicated.

AUDITORS’ CONSENT

We have read the joint management information circular (the “Information Circular”) of PMI Gold Corporation (“PMI”) and Keegan Resources Inc. (“Keegan”) dated January 17, 2013 concerning the merger of PMI and Keegan. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Information Circular of our report to the shareholders of PMI on the consolidated financial statements of PMI, which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011 and July 1, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended June 30, 2012 and June 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated September 21, 2012.

We consent to the incorporation by reference in the Information Circular of our report to the shareholders of Keegan on the consolidated financial statements of Keegan, which comprise the consolidated statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2012 and March 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated June 28, 2012.

Vancouver, British Columbia	“KPMG LLP”
January 17, 2013	Chartered Accountants

CONSENT OF MACQUARIE CAPITAL MARKETS CANADA LTD.

We refer to the fairness opinion (the “Fairness Opinion”) dated December 5, 2012 which we prepared solely for the Board of Directors of PMI Gold Corporation (“PMI”) in connection with a plan of arrangement involving PMI and Keegan Resources Inc. (“Keegan”). We consent to the references to our firm name and to the references to and inclusion of the Fairness Opinion in the joint management information circular of PMI and Keegan dated January 17, 2013. In providing this consent, we do not intend that any person other than the Board of Directors of PMI rely upon such opinion.

Toronto, Ontario	“Macquarie Capital Markets Canada Ltd.”
January 17, 2013

CONSENT OF CANACCORD GENUITY CORP.

We refer to the fairness opinion (the “Fairness Opinion”) dated December 5, 2012 which we prepared solely for the Board of Directors of Keegan Resources Inc. (“Keegan”) in connection with a plan of arrangement involving PMI and PMI Gold Corporation (“PMI”). We consent to the references to our firm name and to the references to and inclusion of the Fairness Opinion in the joint management information circular of PMI and Keegan dated January 17, 2013. In providing this consent, we do not intend that any person other than the Board of Directors of PMI rely upon such opinion.

Toronto, Ontario	“Canaccord Genuity Corp.”
January 17, 2013

Appendix A
PMI Arrangement Resolution

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under section 288 of the BCBCA (the “BCBCA”) involving PMI Gold Corporation (“PMI”), all as more particularly described and set forth in the Joint Management Proxy Circular (the “Circular”) of PMI and Keegan Resources Inc. (“Keegan”) dated January 17, 2013, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.           The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving PMI and implementing the Arrangement, the full text of which is set out in Appendix E to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.           The arrangement agreement (the “Arrangement Agreement”) between PMI and Keegan, dated December 5, 2012, the actions of the directors of PMI in approving the Arrangement and the actions of the officers of PMI in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.           Notwithstanding that this resolution has been passed (and the Arrangement adopted) by thesecurityholders of PMI or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of PMI are hereby authorized and empowered, without further notice to, or approval of, the securityholders of PMI:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

Appendix B
Keegan Transaction Resolutions

Keegan Arrangement Resolution:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.
In accordance with Section 611(c) of the TSX Company Manual and for all other purposes the issuance, or reservation for issuance, as the case may be, by Keegan Resources Inc. (the “Corporation”), pursuant to the arrangement agreement dated December 5, 2012 between PMI Gold Corporation (“PMI”) and the Corporation (the “Arrangement Agreement”) and on the terms and conditions in the Information Circular sent in respect of these resolutions of 89,767,038 common shares of the Corporation (“Common Shares”), being the number of common shares of the Corporation necessary to give effect to the Arrangement (as defined in the Arrangement Agreement), being greater than 25% of the number of issued and outstanding common shares of the Corporation, be and is hereby authorized, approved and adopted;

2.
The Notice of Articles of the Corporation be altered by amending the authorized share structure of the Corporation by eliminating the no maximum number of Preferred shares without par value, none of which are issued;

3.
The existing Articles of the Corporation be deleted in their entirety and the form of Articles, as more particularly described in the Information Circular and a copy of which is attached as Appendix M of the Information Circular, be and is hereby authorized, approved and adopted as the Articles of the Corporation in substitution for, and to the exclusion of, the existing Articles of the Corporation;

4.	The alterations to the Notice of Articles and Articles of the Corporation shall not take effect until:

(a)	These minutes are signed and received for deposit at the Corporation’s records office;

(b)	The Notice of Alteration is electronically filed with the British Columbia Registrar of Companies; and

(c)	The Notice of Articles is altered to reflect the alterations set out in these minutes; and

5.	Effective as of the Effective Time (as defined in the Arrangement Agreement) or as soon as possible thereafter, the Corporation change its name to “Asanko Gold Inc.”;

6.
Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver, or cause to be executed and delivered, any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to this resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing; and

Keegan Share Option Plan Resolution

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.
The new stock option plan of the Corporation (the “New Option Plan”), as more particularly described in the Information Circular and a copy of which is attached as Appendix K of the Information Circular, be and is hereby authorized, approved and adopted as the stock option plan of the Corporation, subject to any limitations imposed by applicable regulations, rules, policies, and laws. The Corporation may grant entitlements under the New Option Plan until February 19, 2016;

2.
The continuation of 8,158,750 share purchase options of the Corporation currently outstanding under the Corporation’s existing stock option plan, which was adopted by the directors of the Corporation on August 18, 2011, approved by shareholders of the Corporation on September 27, 2011, under the New Option Plan without amendment to their terms except as required to comply with the New Option Plan be and is hereby authorized, approved and adopted;

3.
Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver, or cause to be executed and delivered, any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing; and

4.	The foregoing resolution will only be effective, and will not be implemented, unless the Keegan Arrangement Resolution, the full text of which is set forth hereinabove, is approved.

Keegan Performance Rights Plan Resolution

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.
The proposed performance rights plan of the Corporation (the “Performance Rights Plan”), as more particularly described in the Information Circular and a copy of which is attached as Appendix L of the Information Circular, be and is hereby authorized, approved and adopted as the performance rights plan of the Corporation, subject to any limitations imposed by applicable regulations, rules, policies, and laws. The Corporation may grant entitlements under the Performance Rights Plan until February 19, 2016;

2.
Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver, or cause to be executed and delivered, any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to this resolution and the matters authorized hereby such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing; and

3.	The foregoing resolution will only be effective, and will not be implemented, unless the Keegan Arrangement Resolution, the full text of which is set forth hereinabove, is approved.

Appendix C
Interim Order

THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PMI GOLD CORPORATION PMI GOLD CORPORATION PETITIONER ORDER MADE AFTER APPLICATION (INTERIM ORDER)
ON THE APPLICATION of the Petitioner, PMI Gold Corporation ("PMI") for an Interim Order under section 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the "BCBCA") in connection with an arrangement with Keegan Resources Inc. ("Keegan") under section 288 of the BCBCA

0 without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 17/Jan/2013 and on hearing Michael L. Bromm, counsel for PMI, and upon reading the Affidavit No. 1 of Michael Allen sworn on January 14, 2013 (the "Allen Affidavit");

THIS COURT ORDERS that:
DEFINITIONS
1. As used in this Order, unless otherwise defined, terms beginning with capital letters will have the respective meanings set out in the Notice of Special Meeting Of PMI Gold Corporation Shareholders (the "Notice") and Joint Management Information Circular (the "Information Circular"), attached as Exhibit "A" to the Allen Affidavit.

SPECIAL MEETING
2.
Pursuant to section 291(2)(b)(i) and sections 289(l)(a)(i) and (e) of the BCBCA, PMI is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the registered holders of common shares of PMI ("Registered PMI Shareholders") to be held at West Perth, Western Australia on at 08:30 a.m. (Perth time) on February 20, 2013 to, inter alia, consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") approving and adopting in accordance with section 289(1) (a) (i) of the BCBCA an arrangement substantially as contemplated in the Plan of Arrangement (the "Arrangement"), a draft of which special resolution is attached as Appendix "A" to the Information Circular.

3.
The Meeting will be called, held and conducted in accordance with the BCBCA, the Notice, the Information Circular, the articles of PMI and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency (including any inconsistency between this Interim Order and the terms of any instrument creating or governing or collateral to the PMI Shares) this Interim Order will govern or, if not specified in the Interim Order, the Information Circular will govern.

AMENDMENTS
4.
PMI is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice as it may determine without any additional notice to or authorization of the PMI Shareholders or further orders of this Court. The Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice as so amended, modified or supplemented, will be the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Notice to be submitted to PMI Shareholders and the Meeting, as applicable, and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS
5.
Notwithstanding the provisions of the BCBCA and the articles of PMI, the board of directors of PMI (the "PMI Board") by resolution will be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the PMI Shareholders respecting the adjournment or postponement, and without the need for approval of this Court, subject to the Arrangement Agreement. Notice of any such adjournment or postponement will be given by press release, newspaper advertisement or notice sent to the PMI Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the PMI Board.

RECORD DATE
2.
The record date for determining PMI Shareholders entitled to receive the Notice, the Information Circular and the forms of proxy or voting instruction form, as applicable, for use by the PMI Shareholders (collectively, the "Meeting Materials") will be the close of business on January 16, 2013 (the "Record Date"), as previously approved by the PMI Board and published by PMI.

NOTICE OF SPECIAL MEETING
3.
The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(l)(a) of the BCBCA, and PMI will not be required to send to the PMI Shareholders any other or additional statement pursuant to section 290(l)(a) of the BCBCA.

4.
The Meeting Materials, with such amendments or additional documents as counsel for PMI may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, will be sent:

(a)
to Registered PMI Shareholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the registered PMI Shareholder at its address as it appears in the central securities register of PMI as at the Record Date;

(b)
to beneficial PMI Shareholders (those whose names do not appear in the central securities register of PMI) other than those holding shares in Australia through CHESS Depository Interests, by providing, in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial PMI Shareholders;

to beneficial PMI Shareholders holding shares in Australia through CHESS Depository Interests, by providing the requisite number of copies of the Meeting Materials in accordance with Australian legal requirements;

(a)
at any time by email or facsimile transmission to any PMI Shareholder who identifies him- or herself to the satisfaction of PMI (acting through its representatives), who requests such email or facsimile transmission and, if required by PMI, agrees to pay the charges related to such transmission; and

(b)
to the directors and auditor of PMI by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission;

3.	Substantial compliance with paragraph 8 will constitute good and sufficient notice of the Meeting.
4.
The Information Circular (including Notice and this Interim Order) with such amendments or additional documents as counsel for PMI may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order (the "Option/Warrant Materials"), will be sent to the holders of PMI Options ("PMI Optionholders") and PMI Warrants ("PMI Warrantholders") as at the Record Date by any method permitted for service to Registered PMI Shareholders not later than twenty-one (21) days before the Meeting and such mailing, delivery and distribution will constitute good and sufficient notice of the Application (as defined at paragraph 24, below) and of the hearing in respect of the Application upon such persons.

5.
Accidental failure of or omission by PMI to give notice to any one or more PMI Shareholder, PMI Warrantholder or PMI Optionholder (collectively, the "PMI Securityholders") or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of PMI (including, without limitation, any inability to use postal services) will not constitute a breach of this Interim Order or, in relation to notice to PMI Securityholders, a defect in the calling of the Meeting and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of PMI, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE
6.
The Meeting Materials and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting, will be deemed to have been received,

(a) in the case of mailing, at the time specified at section 6 of the BCBCA;
(b)	in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(b)	in the case of transmission by email or facsimile, upon the transmission thereof;
(c)	in the case of advertisement, at the time of publication of the advertisement;
(d)	in the case of electronic filing on SEDAR, upon the transmission thereof; and
(e)	in the case of beneficial PMI Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.
UPDATING MEETING MATERIALS
13.
Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the PMI Shareholders by press release, news release, newspaper advertisement or by notice sent to the PMI Shareholders by any of the means set forth in paragraph 8, as determined to be the most appropriate method of communication by the PMI Board.

PERMITTED ATTENDEES
14.	The only persons entitled to attend the Meeting will be:
(a)	the Registered PMI Shareholders as at the close of business on the Record Date, or their respective proxyholders;
(b)	directors, officers, auditors and advisors of PMI;
(d)	directors, officers and advisors of Keegan; and
(e)	other persons with the prior permission of the Chair of the Meeting;
and the only persons entitled to vote at the Meeting will be the Registered PMI Shareholders.
SOLICITATION OF PROXIES
15.
PMI is authorized to use the forms of proxy and voting instruction form for PMI Shareholders, as applicable, in substantially the same form as are attached as Exhibit "C" to the Allen Affidavit, subject to PMI's ability to insert dates and other relevant information in the final forms thereof and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. PMI is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.
16.	The procedures for the use of proxies at the Meeting and revocation of proxies will be as set out in the Notice and the Information Circular.
PMI may in its discretion generally waive the time limits for the deposit of proxies by PMI Shareholders if PMI deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

QUORUM AND VOTING
15.	At the Meeting, the votes will be taken on the following bases:
(a)
each Registered PMI Shareholder whose name is entered on the central securities register of PMI at the close of business on the Record Date is entitled to one (1) vote for each PMI Share registered in his/her/its name;

(b)
the requisite and sole approvals required to pass the Arrangement Resolution will be (i) the affirmative vote of at least two-thirds of the total votes cast by the Registered PMI Shareholders, voting as a single class, present in person or by proxy and entitled to vote at the Meeting, and (ii) the affirmative vote of a majority of votes cast by the Registered PMI Shareholders, voting as a single class, present in person or by proxy but excluding votes case that are required to be excluded for the purposes of calculating minority approval under Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions); and,

(c)
the quorum at the Meeting will be one person entitled to vote thereat present in person or by proxy. If a quorum is present at the opening of the Meeting, the PMI Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the PMI Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

SCRUTINEER
19. The scrutineer for the Meeting will be Computer share Investor Services Pty Limited (acting through its representatives for that purpose). The duties of the scrutineer will include:
(a)	reviewing and reporting to the Chair on the deposit and validity of proxies;
reporting to the Chair on the quorum of the Meeting;
15.	The procedures for the use of proxies at the Meeting and revocation of proxies will be as set out in the Notice and the Information Circular.

(a)	reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and
(b)	providing to PMI and to the Chair written reports on matters related to their duties.
PMI SHAREHOLDER DISSENT RIGHTS
20. Each Registered PMI Shareholder is granted the following rights to dissent ("Dissent Rights") in respect of the Arrangement Resolution, in accordance with sections 242 to 247 of the BCBCA:
(a)
a Registered PMI Shareholder intending to exercise the Dissent Rights must give a written notice of dissent (a "Dissent Notice") to PMI, c/o Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Michael L. Bromm, to be received by PMI no later than 4:00 p.m. (Vancouver time) on February 15, 2013, or two business days prior to any adjournment or postponement of the Meeting and which must comply with this paragraph 20;

(b)	a Dissent Notice must specify the name and address of the Registered PMI Shareholder, the number of PMI Shares in respect of which the Dissent Notice is being given (the "Notice Shares") and:
(i)	if the Dissent Notice is being given by the Registered PMI Shareholder on its own behalf, the Dissent Notice must state that either:
the Notice Shares constitute all of the PMI Shares of which the Registered PMI Shareholder is the beneficial owner; or

the Notice Shares constitute all of the PMI Shares of which the Registered PMI Shareholder is both the registered and beneficial owner, the number of PMI Shares of which the Registered PMI Shareholder is the beneficial owner but not the registered owner and, in respect of such shares of which the Registered PMI Shareholder is only the beneficial owner, the names of the registered owners of such shares, the number of such shares held by each of them and that Dissent Notices are being, or have been, given in respect of all such shares;

(ii)
if the Dissent Notice is being given by the Registered PMI Shareholder on behalf of another person who is the beneficial owner of the Notice Shares (the "Dissenting Owner"), the Dissent Notice must so state and must also:

state the name and address of the Dissenting Owner;
state that the Notice Shares represent all of the PMI Shares registered in the name of the Registered PMI Shareholder which are beneficially owned by the Dissenting Owner; and

state the name and address of the Dissenting Owner;
state that the Notice Shares represent all of the PMI Shares registered in the name of the Registered PMI Shareholder which are beneficially owned by the Dissenting Owner; and

include a statement from the Dissenting Owner stating the number of PMI Shares of which the Dissenting Owner is the beneficial owner and, in respect of any such shares which are not Notice Shares, stating whether the Dissenting Owner is also the registered owner of any such shares (and, if so, stating the number of such shares) and if not, stating the names of the registered owners of such shares and the number of such shares held by each such registered owner, and that notices of dissent are being, or have been, given in respect of all such shares;

a Registered PMI Shareholder must not vote in favour of the Arrangement Resolution any PMI Shares registered in its name in respect of which the PMI Shareholder has given a Dissent Notice;
if the Arrangement Resolution is passed at the Meeting, PMI must send by registered mail to every Registered PMI Shareholder which has duly and validly given a Dissent Notice, prior to the date set for the hearing of the Final Order, a notice (a "Notice of Intention") stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, PMI intends to complete the Arrangement and advising the Registered PMI Shareholder that if the Registered PMI Shareholder wishes to proceed with its dissent, the Registered PMI Shareholder must comply with the requirements of paragraph 20(e);
a Registered PMI Shareholder that wishes to proceed with its dissent must give to PMI, c/o Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Michael L. Bromm, to be received by PMI no later than 4:00 pm (Vancouver time) on the date which is 14 days after the date of mailing of the Notice of Intention:
(i)	a written statement that the Registered PMI Shareholder requires PMI to purchase all of the Notice Shares,
(ii) the certificates representing the Notice Shares, and
(iii)	if paragraph 20(b)(i)(B) or 20(b)(ii) applies, a written statement that:

(A)	is signed by the beneficial owner on whose behalf the Dissent Rights are being exercised, and
(B)	sets out whether or not the beneficial owner is the beneficial owner of other PMI Shares and, if so, states:
(I)	the names of the registered owners of those other shares,
(II)	the number of those other shares that are held by each of those registered owners, and
(III)	that the Dissent Rights have been exercised in respect of all of those other shares;
(f)
if a Registered PMI Shareholder fails to strictly comply with the foregoing requirements of the Dissent Rights with respect to any Notice Shares, PMI will return to the Registered PMI Shareholder the certificates representing those Notice Shares, if any, delivered to it pursuant to paragraph 20(e), PMI will cease to have any further obligation to the Registered PMI Shareholder under paragraph 20(k) with respect to those Notice Shares and, if the Arrangement is completed, that Registered PMI Shareholder will be deemed to have participated in the Arrangement with respect to those Notice Shares on the same terms as other Registered PMI Shareholders who did not give a Dissent Notice to PMI;

(g)
if a Dissent Notice is given to PMI in respect of Notice Shares by a Registered PMI Shareholder who is the beneficial owner of those Notice Shares, or by a Registered PMI Shareholder on behalf of another person who is the beneficial owner of those Notice Shares, and the foregoing Dissent Rights are not strictly complied with in respect of all the PMI Shares beneficially owned by that beneficial owner, PMI will return to the Registered PMI Shareholder the certificates representing those Notice Shares, if any, delivered to it pursuant to paragraph 20(e), PMI's obligations under paragraph 20(k) will terminate with respect to those Notice Shares and, if the Arrangement is completed, that Registered PMI Shareholder will be deemed to have participated in the Arrangement with respect to those Notice Shares on the same basis as other Registered PMI Shareholders who did not give a Dissent Notice to PMI;

a Registered PMI Shareholder that complies with the foregoing requirements of the Dissent Rights (a "Dissenting Shareholder") with respect to Notice Shares is not able to withdraw its dissent and, on the Effective Date immediately following completion of the steps described in section 3.1 of the Plan of Arrangement, the Dissenting

Shareholder will be deemed to have transferred to PMI all of those Notice Shares (hereinafter the "Dissent Shares") (free and clear of any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charges or encumbrances whatsoever) for cancellation without any further act or formality, and will have no further right in respect of the Dissent Shares other than to be paid for the Dissent Shares in accordance with paragraph 20(k) and, from and after the time at which the Dissenting Shareholder is deemed to have transferred to PMI the Dissent Shares; (i) in no case will PMI or Keegan be required to recognize such Dissenting Shareholder as a holder of those Dissent Shares; and (ii) the name of such Dissenting Shareholder will be removed from PMI's central securities register with respect to those Dissent Shares;
a Dissenting Shareholder who is ultimately determined not to be entitled, for any reason, to be paid fair value for its Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting PMI Shareholder and will be entitled to receive only common shares of Keegan ("Keegan Shares") on the same basis as such non-dissenting PMI Shareholders are entitled to receive them pursuant to the Arrangement;
if a Dissenting Shareholder complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, PMI will return to the Dissenting Shareholder the certificates representing the Dissent Shares, if any, delivered to it pursuant to paragraph 20(e) and PMI will have no obligations to the Dissenting Shareholder under paragraphs 20(k) and 20(1);
PMI will promptly pay to a Dissenting Shareholder, for each Dissent Share:
(f)	the amount agreed upon by that Dissenting Shareholder and PMI following the reaching of an agreement; or
(ii)	if that Dissenting Shareholder and PMI are unable to agree upon an amount, the amount determined under paragraph 20(1); and
PMI or a Dissenting Shareholder who has not reached an agreement with PMI under paragraph 20(k)(i) may apply to the Court and the Court may:
(i) determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar or a referee of the Court;

(ii)	join in the application every Dissenting Shareholder, other than a Dissenting Shareholder who has reached an agreement with PMI under paragraph 20(k)(i); and
(iii)	make consequential orders and give directions it considers appropriate; and

(m) for greater certainty, neither PMI, Keegan, nor any other person will be required to recognize a Dissenting Shareholder as a registered or beneficial shareholder of PMI Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders will be deleted from the central securities register of PMI.

APPLICATION FOR FINAL ORDER
21.
PMI will include in the Meeting Materials, when sent in accordance with paragraph 8 of this Interim Order, a copy of the Notice of Petition herein, in substantially the form attached as Exhibit "B" to the Allen Affidavit, and the text of this Interim Order (collectively, the "Court Materials"), and such Court Materials will be deemed to have been served at the times specified in accordance with paragraph 8 and/or 12 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

22.	The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, will be only:
(a)	PMI;
(b)	Keegan; and
(c)	PMI Securityholders and other persons who have served and filed a Response to Petition and have otherwise complied with the Supreme Court Civil Rules and paragraph 23 of this Interim Order.
23.
The sending of the Meeting Materials in the manner contemplated by paragraph 8 will constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who will:

(a)
file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b)	deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to PMI's counsel at:

Stikeman Elliott LLP Barristers and Solicitors 1700 - 666 Burrard Street Vancouver, British Columbia V6C 2X8
Attention: Michael L. Bromm by or before 4:00 p.m. (Vancouver time) on February 20, 2013.
21.	Upon the approval by the PMI Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, PMI may apply to this Court (the "Application") for an Order:
(a)	pursuant to section 291 (4) (a) of the BCBCA approving the Arrangement; and
(b)	pursuant to section 291 (4) (c) of the BCBCA declaring that the Arrangement is fair and reasonable to the PMI Securityholders
(collectively the "Final Order")
and the hearing of the Application will be held on February 25, 2013 at 9:45 a.m. (Vancouver local time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.
22.
In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 23 of this Order, need be served and provided with notice of the adjourned hearing date.

VARIANCE
23.	PMI will be entitled, at any time, to apply to vary this Interim Order.
24.	Rules 8-1 and 16-1(8) - (12) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.
THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:
Signature of Lawyer for the Petitioner, PMI Gold Corporation
Lawyer: Michael L. Bromm

Appendix D
Notice of Petition of Hearing

No. S-130364 Vancouver Registry
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PMI GOLD CORPORATION PMI GOLD CORPORATION PETITIONER
NOTICE OF PETITION
TO:                      The Securityholders of PMI Gold Corporation ("PMI").
AND TO: Keegan Resources Inc. ("Keegan")
NOTICE IS HEREBY GIVEN that PMI has filed a Petition to the Court in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto, of an arrangement contemplated in an Arrangement Agreement dated as of December 6, 2012 involving PMI and Keegan (the "Arrangement").
NOTICE IS FURTHER GIVEN that by Order of Master Scarth, a master of the Supreme Court of British Columbia, dated 17 January 2013, the Court has given directions by means of an interim order (the "Interim Order") as to the calling of a meeting (the "Meeting") of the registered holders of common shares of PMI (the "PMI Shareholders") for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.
NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, PMI intends to apply to the Supreme Court of British Columbia for a final order (the "Final Order") approving the Arrangement and declaring it to be fair and reasonable to the PMI Securityholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on February 25, 2013 at 9:45 a.m. (Vancouver local time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.
NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is fair to the PMI Securityholders will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.
IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Response to Petition" together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner's address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on February 20, 2013.
YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.
IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of PMI Shareholders, warrantholders and holders of options to purchase shares of PMI.
A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any PMI Shareholder, warrantholder or holder of options to purchase shares of PMI upon request in writing addressed to the solicitors of PMI at the address for delivery set out below.
The Petitioner's address for delivery is:
Stikeman Elliott LLP Barristers and Solicitors 1700 - 666 Burrard Street Vancouver, BC V6C 2X8 Attention: Michael L. Bromm
DATED this 17th day of January, 2013. Solicitor for the Petitioner

Appendix E
Plan of Arrangement

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among PMI Gold Corporation (“PMI”) and the holders from time to time of the issued and outstanding common shares without par value in the capital of PMI, pursuant to Part 9, Division 5 of the BCBCA, as amended.

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, any capitalized term used herein and not defined in this §1.1 will have the meaning ascribed thereto in the Arrangement Agreement.  Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA as described herein, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the agreement made as of December 5, 2012 between Keegan and PMI, including all schedules annexed thereto, together with the PMI Disclosure Letter and the Keegan Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the PMI Shareholders approving the Arrangement Agreement and the Plan of Arrangement which is to be considered at the PMI Meeting and will be substantially in the form of Schedule 5 to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia and Perth, Australia;

“Closing Certificate” means a certificate in the form attached hereto as Schedule A which, when signed by an authorized  representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to in writing between Keegan and PMI for the purpose of, among other things, exchanging certificates representing PMI Shares for Keegan Shares in connection with the Arrangement;

“Dissent Procedures” has the meaning ascribed thereto in §5.1;

“Dissent Rights” means the rights of dissent exercisable by the PMI Shareholders in respect of the Arrangement described in Article 5 hereto;

“Dissenter” means a registered PMI Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the PMI Shares held by such PMI Shareholder;

“Dissenting Shares” has the meaning ascribed thereto in §5.2;

“Effective Date” means the effective date of the Arrangement, being the second Business Day after the date upon which all conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) to the completion of the Arrangement as set out in Article 7 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, or such other date as may be agreed to by Keegan and PMI, and Keegan and PMI will execute the Closing Certificate confirming the Effective Date;

“Effective Time” means the time on the Effective Date specified as the “Effective Time” on the Closing Certificate;

“Exchange Ratio” means 0.21 of a Keegan Share for each PMI Share;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to PMI and Keegan, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to PMI and Keegan, each acting reasonably, providing for, among other things, the calling and holding of the PMI Meeting, as the same may be amended by the Court;

“PMI” means PMI Gold Corporation, a company existing under the laws of the Province of British Columbia, Canada;

“PMI Meeting” means the special meeting of PMI Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“PMI Option” means an option that is outstanding immediately before the Effective Date, to acquire PMI Shares pursuant to any stock option plan of PMI;

“PMI Shareholders” means the holders from time to time of PMI Shares and PMI Shareholder means any one of them;

“PMI Shares” means the common shares without par value in the authorized share capital of PMI and, where applicable, any corresponding CHESS depositary instruments representing PMI Shares;

“PMI Warrant” means a warrant that is outstanding immediately before the Effective Date, to acquire PMI Shares;

“Plan of Arrangement” means this Plan of Arrangement and any amendments or variations thereto made in accordance with this Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of PMI and Keegan, each acting reasonably;

“Keegan” means Keegan Resources Inc., a company existing under the laws of the Province of British Columbia, Canada;

“Keegan Shares” means the common shares without par value in the authorized share capital of Keegan and, where applicable, any corresponding CHESS depositary instruments representing Keegan Shares;

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Replacement Option” has the meaning specified in §3.1(c) of this Plan of Arrangement;

“Replacement Warrant” has the meaning specified in §3.1(d) of this Plan of Arrangement;

“Subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“Transmittal Letter” means the letter of transmittal to be sent by PMI to PMI Shareholders for use in connection with the Arrangement.

1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Plan of Arrangement into Articles and Sections and the further division thereof into subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement.  Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or subsection refers to the specified Article, Section or subsection to this Plan of Arrangement;

(b) the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a Section is to the appropriate Section of this Plan of Arrangement;

(c) words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d) if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e) the word “including” means “including, without limiting the generality of the foregoing”;

(f) a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g) all references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, or the Registrar, on Keegan, PMI, the PMI Shareholders, the holders of PMI Options, and the holders of PMI Warrants, from and after the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1 On the Effective Date, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the order and at the times set out below without any further authorization, act or formality:

(a) each issued PMI Share outstanding immediately prior to the Effective Time held by a PMI Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality to PMI for cancellation, free and clear of any liens, claims and encumbrances, and:

(i) such PMI Shareholder will cease to be the registered holder of such Dissenting Shares and will cease to have any rights as registered holders of such PMI Shares other than the right to be paid fair value for such Dissenting Shares as set out in §5.2(a);

(ii) such PMI Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of PMI Shares maintained by or on behalf of PMI; and

(iii) PMI will be deemed to be the transferee of such Dissenting Shares, free and clear of any liens, claims and encumbrances, and such Dissenting Shares will be cancelled and returned to treasury;

(b) immediately thereafter, each issued and outstanding PMI Share (other than any PMI Share in respect of which the PMI Shareholder has validly exercised his, her or its Dissent Right) will be transferred to, and acquired by Keegan, without any act or formality on the part of the holder of such PMI Share or Keegan, free and clear of all liens, claims and encumbrances, in exchange for such number of Keegan Shares equal to the Exchange Ratio, provided that the aggregate number of Keegan Shares payable to any PMI Shareholder, if calculated to include a fraction of a Keegan Share, will be rounded down to the nearest whole Keegan Share, with no consideration being paid for the fractional share, and the name of each such PMI Shareholder will be removed from the register of holders of PMI Shares and added to the register of holders of Keegan Shares, and Keegan will be recorded as the registered holder of such PMI Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(c) each outstanding PMI Option, shall without any further action on the part of any holder of PMI Options, be exchanged for an option (each, a “Replacement Option”) to purchase from Keegan the number of Keegan Common Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of PMI Shares subject to such PMI Option immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Keegan Share on any particular exercise of Replacement Options, then the number of Keegan Shares otherwise issued shall be rounded down to the nearest whole number of Keegan Shares.  Such Replacement Option shall provide for an exercise price per Keegan Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per PMI Share otherwise purchasable pursuant to such PMI Option; divided by (y) the Exchange Ratio, provided that the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original PMI Option immediately before the exchange.   Except as provided in this Section 3.1(c), the term, exercisability and all other terms and conditions of the PMI Option in effect immediately prior to the Effective Time shall govern the Replacement Option for which the PMI Option is so exchanged; and

(d) each outstanding PMI Warrant, shall without any further action on the part of any holder of a PMI Warrant, be exchanged for a warrant (each, a “Replacement Warrant”) to purchase from Keegan the number of Keegan Common Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of PMI Shares subject to such PMI Warrant immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Keegan Share on any particular exercise of Replacement Warrants, then the number of Keegan Shares otherwise issued shall be rounded down to the nearest whole number of Keegan Shares.  Such Replacement Warrant shall provide for an exercise price per Keegan Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per PMI Share otherwise purchasable pursuant to such PMI Warrant; divided by (y) the Exchange Ratio.  Except as provided in this Section 3.1(d), the term, exercisability and all other terms and conditions of the PMI Warrant in effect immediately prior to the Effective Time shall govern the Replacement Warrant for which the PMI Warrant is so exchanged.

The transactions provided for in this §3.1 will be deemed to occur on the Effective Date and at the time specified notwithstanding that certain of the procedures related hereto are not completed until after the Effective Date.

3.2 Notwithstanding that the transactions or events set out in §3.1 may occur or be deemed to occur in the order therein set out without any further act or formality, each of PMI and Keegan agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in §3.1 including, without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares, any receipt therefor and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Keegan will deposit in with the Depositary the Keegan Shares to satisfy the consideration issuable and/or payable to the PMI Shareholders pursuant to this Plan of Arrangement (other than PMI Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

4.2 After the Effective Date, certificates formerly representing PMI Shares which are held by a PMI Shareholder will, except for PMI Shares held by Dissenters, represent only the right to receive the consideration issuable and/or payable therefor pursuant to §3.1 in accordance with the terms of this Plan of Arrangement.

4.3 No dividends or other distributions declared or made after the Effective Date with respect to the Keegan Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for PMI Shares which, immediately prior to the Effective Date, represented outstanding PMI Shares and will not be payable or paid until the surrender of certificates for PMI Shares for exchange for the consideration issuable and/or payable therefor pursuant to §3.1 in accordance with the terms of this Plan of Arrangement.

4.4 As soon as reasonably practicable after the Effective Date (subject to §6.2), the Depositary will forward to each PMI Shareholder that submitted a duly completed Transmittal Letter to the Depositary, together with the certificate (if any) representing the PMI Shares held by such PMI Shareholder, the certificates representing the Keegan Shares issued to such PMI Shareholder pursuant to §3.1(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such PMI Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the PMI Shareholder in the Transmittal Letter.

4.5 PMI Shareholders that did not submit an effective Transmittal Letter prior to the Effective Date may take delivery of the consideration issuable or payable to them by delivering the certificates representing PMI Shares or PMI Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter.  Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require.  Certificates representing the Keegan Shares issued to such PMI Shareholder pursuant to §3.1 will be registered in such name or names and delivered to the address or addresses as such PMI Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the PMI Shareholder in the Transmittal Letter, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

4.6 Any certificate which immediately prior to the Effective Date represented outstanding PMI Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in PMI, Keegan or the Depositary.

4.7 In the event any certificate, which immediately before the Effective Time represented one or more outstanding PMI Shares that was exchanged pursuant to §3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the PMI Shares represented by such lost, stolen, or destroyed certificate pursuant to §3.1 deliverable in accordance with such Person’s Transmittal Letter.  When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to Keegan and its transfer agent in such sum as Keegan may direct or otherwise indemnify Keegan in a manner satisfactory to it, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
RIGHTS OF DISSENT

5.1 Notwithstanding §3.1, holders of PMI Shares may exercise rights of dissent (the “Dissent Rights”) in connection with the Arrangement pursuant to the Interim Order and in  the manner set forth in sections 242 to 247 of the BCBCA (collectively, the “Dissent Procedures”).

5.2 PMI Shareholders who duly exercise Dissent Rights with respect to their PMI Shares (“Dissenting Shares”) and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to PMI for cancellation immediately before the Effective Date and shall be paid an amount equal to such fair value by PMI (with funds of PMI which are not directly or indirectly provided by Keegan or any of its affiliates); or

(b) for any reason are ultimately not entitled to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting PMI Shareholder and will receive Keegan Shares on the same basis as every other non-dissenting PMI Shareholder;

but in no case will PMI be required to recognize such persons as holding PMI Shares on or after the Effective Date.

5.3 If a PMI Shareholder exercises the Dissent Right, Keegan will on the Effective Date set aside a number of Keegan Shares which is attributable under the Arrangement to the PMI Shares for which Dissent Rights have been exercised.  If the dissenting PMI Shareholder is ultimately not entitled to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting PMI Shareholders and Keegan will distribute to such PMI Shareholder the Keegan Shares that the PMI Shareholder is entitled to receive pursuant to the terms of the Arrangement.  If a PMI Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, PMI will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 6
EFFECT OF THE ARRANGEMENT

6.1 As at and from the Effective Time:

(a) PMI will be a wholly-owned Subsidiary of Keegan;

(b) the rights of creditors against the property and interests of PMI will be unimpaired by the Arrangement; and

(c) PMI Shareholders, other than Dissenters, will hold Keegan Shares in replacement for their PMI Shares, as provided by the Plan of Arrangement.

6.2 Keegan, PMI and the Depositary will be entitled to deduct and withhold from any consideration payable to any holder of PMI Shares and to any Dissenter, such amounts as Keegan, PMI or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  Each of PMI, Keegan and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Keegan Shares payable as consideration as is necessary to provide sufficient funds to Keegan, PMI or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and Keegan, PMI or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 7
AMENDMENTS

7.1 Keegan and PMI reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is approved by each of Keegan and PMI and is filed with the Court.  Subject to §7.3, if such amendment, modification or supplement is made following the PMI Meeting, it will be approved by the Court and, if required by the Court, communicated to the PMI Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

7.2 Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Keegan or PMI (provided that the other will have consented thereto) at any time prior to the PMI Meeting with or without any other prior notice or communication to PMI Shareholders, and if so proposed and accepted by PMI Shareholders voting at the PMI Meeting, will become part of this Plan of Arrangement for all purposes.

7.3 Any amendment, modification or supplement to this Plan of Arrangement may be made by Keegan and PMI without approval of the PMI Shareholders provided that it concerns a matter which, in the reasonable opinion of Keegan and PMI is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the PMI Shareholders.

ARTICLE 8
FURTHER ASSURANCES

8.1 Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

Appendix F
Macquarie Canada Fairness Opinion

Macquarie Capital Markets Canada Ltd.

Brookfield Place 181 Bay Street Suite 3100, P.O. Box 830 Toronto, Ontario, M5J 2T3 CANADA	Telephone +1 416 848 3500 Internet www.macquarie.com

December 5, 2012

The Special Committee of the Board of Directors PMI Gold Corporation 680 Murray Street West Perth WA 6005 Australia

To the Special Committee of the Board of Directors of PMI Gold Corporation (the “Special Committee”):

Introduction

The Macquarie Capital division of Macquarie Capital Markets Canada Ltd. (“Macquarie Capital” or “we”) understands that PMI Gold Corporation (the “Company”) and Keegan Resources Inc. (“Keegan”) proposes to enter into an arrangement agreement dated December 5, 2012 (the “Arrangement Agreement”), whereby Keegan will directly or indirectly acquire all of the issued and outstanding common shares of  the Company (“Shares”), including on exercise of outstanding options or other convertible securities of the Company, pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Arrangement”).

THE ARRANGEMENT

Pursuant to the Arrangement, holders of outstanding Shares at the Effective Time (as defined in the Arrangement Agreement) (the “Company Shareholders”) will receive share consideration equal to 0.2100 common shares of Keegan (each, a “Keegan Share”) for each Share held (the “Consideration”).

Completion of the Arrangement is subject to approval of the Company Shareholders, the holders of Keegan Shares (the “Keegan Shareholders”), court approval and various conditions, including, without limitation, receipt of all required regulatory approvals and other customary conditions. The terms of, and conditions necessary to complete, the Arrangement are set forth in the Arrangement Agreement and will be described in the joint management information circular of the Company and Keegan (the “Circular”) to be mailed to the Company Shareholders and Keegan Shareholders in connection with the special meeting of the Company Shareholders and Keegan Shareholders to be held to consider and, if deemed advisable, to approve the Arrangement, and in the case of Keegan, the shares to be issued by Keegan under the Arrangement. Macquarie Capital understands that each director and officer of the Company and of Keegan has agreed pursuant to lock-up agreements to vote their Shares and Keegan Shares, as applicable, in favour of the relevant resolutions to complete the Arrangement.

MACQUARIE CAPITAL’S ROLE

The Company initially contacted Macquarie Capital in October 2011 and formally engaged Macquarie Capital pursuant to an engagement agreement dated March 19, 2012 (the “Engagement Agreement”) to provide financial advisory services in connection with the Arrangement and certain other transactions, including Macquarie Capital’s opinion to the Special Committee as to the fairness to the Company, from a financial point of view, of the Consideration to be received by the Company Shareholders pursuant to the Arrangement (the “Opinion”). In consideration for the preparation and delivery of the Opinion, the Company will pay Macquarie Capital a fee that is not contingent upon the conclusions reached herein and will reimburse Macquarie Capital for its reasonable expenses. Macquarie Capital will also be entitled to a separate fee contingent upon completion of the Arrangement and is to be reimbursed for reasonable expenses in connection with the other financial advisory and professional services provided under the Engagement Agreement. In addition, pursuant to the Engagement Agreement, Macquarie Capital and its affiliates and their respective directors, officers, employees, agents and certain other persons are to be indemnified by the Company under certain circumstances from and against certain liabilities arising in connection with the Opinion and the financial advisory and professional services rendered to the Company and the Special Committee.

CREDENTIALS OF MACQUARIE CAPITAL

Macquarie Capital is a wholly owned subsidiary of the Macquarie Group which is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world. Macquarie Capital is a member of the Investment Industry Regulatory Organization of Canada and a member of the TSX and the TSX Venture Exchange. Macquarie Capital’s advisory services include the areas of mergers, acquisitions, divestments, restructurings, fairness opinions and valuations. The Opinion expressed herein is Macquarie Capital’s and has been approved by senior corporate and financial advisory professionals of Macquarie Capital who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded and private Canadian issuers and in providing fairness opinions in respect of such transactions.

INDEPENDENCE OF MACQUARIE CAPITAL

Other than as disclosed herein, none of Macquarie Capital, its affiliates or associates, is an insider, associate or affiliate (within the meanings attributed to those terms in the Securities Act (British Columbia)), or a related entity of the Company, Keegan or any of their respective associates or affiliates (collectively, the “Interested Parties”). Macquarie Capital is not acting as an advisor, financial or otherwise, to any Interested Party in connection with the Arrangement other than to the Company pursuant to the Engagement Agreement, or in connection with any other transaction. Macquarie Group Limited, an affiliate of Macquarie Capital, beneficially owns, or has control or direction over, directly or indirectly, approximately 13% of the Shares or securities convertible into Shares. Macquarie Capital has not provided any financial advisory or financing services to an Interested Party or otherwise had a material financial interest in any transaction involving an Interested Party, in each case, within the past two years other than as disclosed herein.

There are no understandings, agreements or commitments between Macquarie Capital  and any Interested Party with respect to any future business dealings, however, Macquarie Capital may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time.

Macquarie Capital acts as a trader and dealer, both as principal and agent, in Canadian financial markets and, as such, may have, today, or in the future, positions in the securities of any Interested Party, and from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it received or may receive compensation. In addition, as an investment dealer, Macquarie Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to an Interested Party or the Arrangement.

SCOPE OF REVIEW

In connection with rendering this Opinion, Macquarie Capital has reviewed and relied upon, or carried out, among other things, the following:

In the case of the Company:

(a)	the annual report of the Company for the period ended June 30, 2012;

(b)
audited annual financial statements of the Company as at and for the years ended June 30, 2012 and 2011, together with management’s discussion & analysis of financial condition and operating results for each such financial period and management’s certifications of annual filings in respect thereof (in each case, as publicly filed by the Company with applicable securities regulatory authorities);

(c)
the amended and restated technical report for the Obotan Gold Project, Amansie District, Ghana prepared on behalf of the Adansi Gold Company (Ghana) Limited by Peter Gleeson, Jeff Price, Ross Cheyne and Gerry Neeling dated September 17, 2012;

(d)	certain internal financial information, and financial and operational analysis, projections and models prepared by, or on behalf of the Company, relating to its business and the business of Keegan;

(e)	a certificate of representation as to certain factual matters dated the date hereof, addressed to Macquarie Capital provided by senior officers of the Company;

(f)
reviewed historical and forecast commodity prices and foreign exchange rates, and considered the impact of various commodity pricing and foreign exchange rate assumptions on the business, prospects and financial forecasts of the Company;

(g)
discussions with management of the Company with regard to, among other things, the business, past and current operations, quality of assets, financial projections, current financial condition, future potential and environmental matters of the Company; and

(h)	other public information relating to the business and financial condition of the Company and other selected public mining companies Macquarie Capital considered relevant.

In the case of Keegan:

(a)
audited annual financial statements of Keegan as at and for the years ended March 31, 2012, 2011 and 2010 together with management’s discussion & analysis of financial condition and operating results for each such financial period and management’s certifications of annual filings in respect thereof (in each case, as publicly filed by Keegan with applicable securities regulatory authorities);

(b)	technical report for the Esaase Gold Project in the Ashanti Region, Ghana prepared for Keegan by Antonio Umpire of Minxcon (Pty) Ltd. dated November 23, 2012;

(c)
reviewed historical and forecast commodity prices and foreign exchange rates, and considered the impact of various commodity pricing and foreign exchange rate assumptions on the business, prospects and financial forecasts of Keegan; and

(d)	other public information relating to the business and financial condition of Keegan and other selected public mining companies Macquarie Capital considered relevant.

In addition to the information detailed above, Macquarie Capital has further reviewed, considered and relied upon, among other things, the following:

a)	a draft of the Arrangement Agreement dated December 4, 2012;

b)	information with respect to selected precedent merger and acquisition transactions Macquarie Capital considered relevant; and

c)	other information, analysis, investigations and discussions as Macquarie Capital considered relevant and appropriate in the circumstances.

Macquarie Capital did not meet with the auditors of the Company or Keegan and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of the Company and Keegan, and, as applicable, the reports of the auditors thereon. Macquarie Capital did not meet with the authors of the technical reports of the Company or Keegan and has assumed the accuracy and fair presentation of the technical reports of the Company and Keegan.

Macquarie Capital has not, to its knowledge, been denied access to any information requested.

ASSUMPTIONS AND LIMITATIONS

We have relied upon and have assumed the completeness, accuracy and fair representation of all financial and other information, data, documents, materials, advice, opinions and representations obtained by us, including information relating to the Company and Keegan provided to us by or on behalf of the Company and its respective affiliates or otherwise pursuant to the Engagement Agreement, and this Opinion is conditional upon such completeness, accuracy, and fairness. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations. Senior officers of the Company have represented on behalf of the Company and not in their personal capacities to Macquarie Capital, in a certificate dated as at the date hereof, among other things, that to the best of their knowledge after due inquiry, with the exception of certain forecasts, projections or estimates, (i) the information, data, opinions, representations and other materials (oral or written) (collectively referred to as the “Information”) provided to Macquarie Capital by or on behalf of the Company was at the dates the Information was provided and is at the date of the certificate true, complete and correct in all material respects and not misleading in light of the circumstances under which they were made or presented and did not and does not contain any untrue statement of material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided, there has been no material change (as such term is defined in the Securities Act (British Columbia)) or new material fact, financial or otherwise, relating to the Arrangement, the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of the Company or Keegan or any of their respective subsidiaries, associates or affiliates or any change in any material fact of any of the Information, or new material fact, any of which is of a nature as to render any portion of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this Opinion.

We have also assumed that the transaction process undertaken by the Company was appropriate. With respect to the operating and financial projections of the Company or Keegan which were furnished to us, we have assumed that such projections have been reasonably prepared by the Company on bases reflecting the best currently available estimates and good faith judgments by management of the Company of the future competitive, operating and regulatory environments and related financial performance of the Company or Keegan, as applicable. We express no view as to any such financial projections or the assumptions on which any of them are based.

For purposes of rendering this Opinion, we have assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement without waiver or amendment. The Arrangement is subject to a number of conditions outside the control of any party involved in the Arrangement and Macquarie Capital has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Circular.

In addition, we have assumed that neither the Company nor Keegan will incur any material liability or obligation, or lose any material rights, as a result of completion of the Arrangement and that the procedures being followed to implement the Arrangement are valid and effective, and in accordance with applicable laws and that the disclosure of the Company, Keegan and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

This Opinion is rendered on the basis of market, economic, financial and general business and other conditions prevailing as at the date hereof, and the Information made available to Macquarie Capital as at the date hereof. In rendering this Opinion, Macquarie Capital has assumed that there are no undisclosed material facts relating to the Company or Keegan or their respective businesses, operations, capital or future prospects. Any changes therein may affect this Opinion and, although we reserve the right to change, withdraw or supplement this Opinion in such event or in the event that subsequent developments affect this Opinion, we disclaim any obligation to advise any person of any change that may come to our attention or to update, revise or reaffirm this Opinion after the date hereof.

In its analyses and in connection with the preparation of this Opinion, Macquarie Capital made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of Macquarie Capital, our assumptions used in preparing this Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Macquarie Capital believes that the analyses and factors considered in arriving at this Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at this Opinion, Macquarie Capital has not attributed any particular weight to any specific analyses or factor but rather based this Opinion on a number of qualitative and quantitative factors deemed appropriate by Macquarie Capital based on Macquarie Capital’s experience in rendering such opinions.

Macquarie Capital not been asked to pass upon, and expresses no opinion with respect to, any matter other than whether, as of the date hereof, the Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders.  Macquarie Capital has not been engaged to prepare, and has not prepared, a valuation or appraisal of the Company or Keegan or any of their respective assets, securities or liabilities (contingent or otherwise), nor have we been furnished with any such valuations appraisals, nor have we evaluated the solvency or fair value of the Company or Keegan under any applicable laws relating to bankruptcy, insolvency or similar matters, and this Opinion should not be construed as such. Furthermore, this Opinion is not, and should not be construed as, advice as to the price at which the Shares or any Keegan Shares may trade at any future date (whether before or after the completion of the Arrangement). In addition, this Opinion does not address the overall fairness of the Arrangement to the holders of any class of securities other than Shares (only the fairness of the consideration to be received by the Company Shareholders as expressly set out in the Opinion), creditors or other constituencies of the Company, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, consultants or employees of the Company or Keegan in their capacities as such and in connection with the Arrangement. This Opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to the Company or any other party to the Arrangement, nor does it address the underlying business decision of the Company, or any other party to the Arrangement, to engage in the Arrangement.  We were not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, express no view thereon and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, tax and accounting matters.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Opinion.

CONCLUSION

Based upon and subject to the foregoing and such other matters as Macquarie Capital considers relevant, it is Macquarie Capital’s opinion that, as of the date hereof, the consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders.

This Opinion is not, and is not intended to be, a recommendation to Company Shareholders as to how to vote at the Meeting. This Opinion has been provided solely for the use of the Special Committee and the Board of Directors of the Company for the purposes of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of Macquarie Capital. This Opinion shall not be reproduced, disseminated, quoted from or referred to (in whole or in part) and no public reference to Macquarie Capital Markets Canada Ltd. or its affiliates relating to the Arrangement or this Opinion shall be made without the express prior written consent of Macquarie Capital, except that we consent to the inclusion of the complete text of this Opinion and to appropriate references to, or summaries of, this Opinion, subject to our review to our satisfaction of the final form and context of such disclosures, in the Circular or other form of document(s) required to be mailed to the Company Shareholders in connection with the Arrangement.

Yours sincerely,

(Signed)

Macquarie Capital Markets Canada Ltd.

Appendix G

Canaccord Genuity Fairness Opinion

CANACCORD GENUITY CORP. 2100-609 Granville Street P.O. Box 10337 Vancouver, BC Canada V7Y 1H2 T: 604.331.1444 F: 604.331.1446 TF: 800.663.1899 www.canaccordgenuity.com
December 5, 2012

The Board of Directors
Keegan Resources Inc.
Suite 700 - 1199 West Hastings Street,
Vancouver, BC, Canada, V6E 3T5

To the Members of the Special Committee of the Board of Directors:

Canaccord Genuity Corp. (“Canaccord Genuity”, “we” or “us”) understands that Keegan Resources Inc. (“Keegan” or the “Company”) has entered into a definitive arrangement agreement made as of December 5, 2012 (the “Arrangement Agreement”) with PMI Gold Corporation (“PMI”), pursuant to which Keegan and PMI have agreed to merge and form a new company, Asanko Gold Inc. (“Asanko”), and whereby Asanko will acquire all of the outstanding shares in the capital of PMI (the “PMI Shares”) for 0.21 of an Asanko share (the “Asanko Shares”) for each one PMI Share (the “Exchange Ratio”).  As Keegan is the surviving corporate entity to be renamed Asanko, holders (the “Keegan Shareholders”) of shares in the capital of Keegan (the “Keegan Shares”) will not need to exchange their Keegan Shares as part of the Arrangement (as defined below).

The merger contemplated by the Arrangement Agreement will be effected by way of a Plan of Arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “Arrangement”), which is subject to, among other things, the approval of the Keegan Shareholders and the shareholders of PMI (the “PMI Shareholders”).  The terms and conditions of, and other matters relating to the Arrangement, are described in the Arrangement Agreement and will be described in the joint management information circular of Keegan and PMI (the “Joint Management Information Circular”) which will be mailed to the Keegan Shareholders and the PMI Shareholders in connection with the Arrangement.  In connection with the Arrangement, we also understand that all directors and officers of Keegan, who collectively own or control Keegan Shares and options and warrants exercisable for Keegan Shares representing approximately 4.38% of the fully diluted Keegan Shares outstanding as at the date hereof, have entered into lock up agreements dated December 4, 2012 (the “Keegan Lock Up Agreements”) pursuant to which, among other things, such directors and officers have, among other things, agreed to vote their Keegan Shares in favour of the Arrangement unless such Keegan Lock Up Agreements are terminated in accordance with their terms. In connection with the Arrangement, we also understand that all directors and officers of PMI, who collectively own or control PMI Shares and options and warrants exercisable for PMI Shares representing approximately 4.07% of the fully diluted PMI Shares outstanding as at the date hereof, have entered into lock up agreements dated December 4, 2012 (the “PMI Lock Up Agreements”) pursuant to which, among other things, such directors and officers have agreed to vote their PMI Shares in favour of the Arrangement unless such PMI Lock Up Agreements are terminated in accordance with their terms.

The Company has retained Canaccord Genuity to act as a financial advisor to Keegan to provide advice and assistance in evaluating the Arrangement, including, if requested, the preparation and delivery of Canaccord Genuity’s written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio under the Arrangement to the Keegan Shareholders.  The Special Committee of the board of directors of the Company (the “Special Committee”) have asked Canaccord Genuity to prepare and deliver the Opinion.

Engagement

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity (the “Engagement Agreement”) dated September 7, 2011.  The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with the Arrangement during the term of the Engagement Agreement (the “Engagement”).  The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid a cash fee for delivering this Opinion, no portion of which is conditional upon this Opinion being favourable or that is contingent upon completion of the Arrangement.  Additionally, Canaccord Genuity is to be paid a cash fee for services delivered under the Engagement Agreement which is contingent upon successful completion of the Arrangement.  In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Joint Management Information Circular which will be mailed to the Keegan Shareholders and the PMI Shareholders in connection with the Arrangement, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada, in the United States, with the Toronto Stock Exchange, in Australia and with the Australian Stock Exchange.

Credentials of Canaccord Genuity Corp.

Canaccord Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, financial advisory services, institutional and retail equity sales and trading and investment research. The Opinion expressed herein represents the opinion of Canaccord Genuity as a firm.  The form and content herein have been approved for release by a committee of officers and directors of Canaccord Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Canaccord Genuity Corp.

Neither Canaccord Genuity, nor any of its affiliates, is an affiliate, insider or associate (as those terms are defined in the Securities Act (British Columbia)) of the Company or PMI, or any of their respective associates or affiliates.  Prior to the Engagement, Canaccord Genuity had not been engaged to provide any financial advisory services to the Company or PMI nor had it participated in any financings involving the Company or PMI, or any of their respective associates or affiliates, within the past two years except as defined below. On November 12, 2012 PMI closed an underwritten common share offering totalling approximately $115 million whereby Canaccord Genuity acted as a co-manager underwriter.  On February 17, 2011 Keegan closed an underwritten common share offering totalling approximately $213 million whereby Canaccord Genuity acted as co-lead underwriter and bookrunner. There are no understandings, agreements or commitments between Canaccord Genuity and the Company or PMI, or any of their respective associates or affiliates with respect to any future business dealings except our Engagement Agreement.  However, Canaccord Genuity may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Keegan, PMI or Asanko, or any of their respective associates or affiliates.

Canaccord Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, in such capacity, may have had, or may in the future have, positions in the securities of the Company or PMI, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation.  As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, PMI or the Arrangement.

Scope of Review

Canaccord Genuity has not been asked to, nor does Canaccord Genuity offer any opinion as to the terms of the Arrangement (other than in respect of the fairness from a financial point of view, of the Exchange Ratio) or the form of agreements or documents related to the Arrangement.

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	an executed copy of the Arrangement Agreement;

2.	executed copies of the Keegan Lock Up Agreements and the PMI Lock Up Agreements;

3.	an executed copy of the Keegan disclosure letter dated December 5, 2012 and delivered to PMI by Keegan concurrently with the execution of the Arrangement Agreement;

4.	an executed copy of the PMI disclosure letter dated December 5, 2012 and delivered to Keegan by PMI concurrently with execution of the Arrangement Agreement;

5.
financial models, forecasts and related confidential information prepared and provided to us by management of Keegan concerning the business, operations, assets, liabilities and prospects of Keegan and PMI;

6.	audited annual consolidated financial statements and related management’s discussion and analysis of Keegan for each of the years ended March 31, 2012 and 2011;

7.	audited annual consolidated financial statements and related management’s discussion and analysis of PMI for the year ended June 30, 2012;

8.	annual information form of Keegan dated as of June 28, 2012 for the year ended March 31, 2012;

9.	annual information form of PMI dated September 25, 2012 for the year ended June 30, 2012;

10.	condensed interim consolidated financial statements of Keegan and related management’s discussion and analysis for the six month period ended September 30, 2012;

11.	interim consolidated financial statements of PMI and related management’s discussion and analysis for the three month period ended September 30, 2012;

12.	management information circular of Keegan dated August 24, 2012;

13.
technical report prepared by CJ Muller (B. Sc. Hons Geol.) and Antonio Umpire titled “An Independent Qualified Persons’ Report On Esaase Gold Project in the Ashanti Region, Ghana” dated November 23, 2012;

14.
technical report prepared by Harry Warries (M. Sc. Mining) (FAusIMM), Brian Wolfe (B. Sc. Hons Geol.) (MAIG), Christopher Waller (B. App. Sc.) (MAusIMM) titled “Esaase Gold Project, Ghana, 43-101 Technical Report” dated September 22, 2011;

15.
technical report prepared by Brian Wolfe (B. Sc. Hons Geol.) (MAusIMM), Christopher Waller (B. App. Sc.) (MAusIMM), Harry Warries (M. Eng.) (MAusIMM) titled “Esaase Gold Deposit Resource Estimation, Update incorporating the May 2010 Preliminary Economic Assessment” dated December 16, 2010 and as amended February 4, 2011;

16.
technical report prepared by Brian Wolfe (B. Sc. Hons Geol.) (MAusIMM), Harry Warries (M. Eng.) (MAusIMM), Aidan Ryan (B. Sc. Eng.) (MAusIMM) titled “Keegan Resources Inc., Esaase Gold Project, Preliminary Economic Assessment, National Instrument 43-101, Technical Report” dated May 19, 2010;

17.	technical report prepared by Brian Wolfe (B. Sc. Hons Geol.) (MAusIMM) titled “Esaase Gold Deposit Resource Estimation” dated April 24, 2009;

18.	technical report prepared by Brian Wolfe (B. Sc. Hons Geol.) (MAusIMM), Beau Nicholls (B. Sc. Geol.) (MAIG) titled “Esaase Gold Deposit Resource Estimation” dated December 7, 2007;

19.
technical report prepared by Peter Gleeson (B. Sc. Hons) (M. Sc.) (MAIGS) (MGSA), Jeff Price (FAusIMM) (FGS) (MIE), Ross Cheyne (N. Sc. Eng.) (FAusIMM) (CEng), Gerry Neeling (B. Sc.) (FAusIMM) titled “Adansi Gold Company (GH) Ltd, Obotan Gold Project, Amansie District, Ghana, National Instrument 43-101 Technical Report” dated September 19, 2012;

20.	technical report prepared by Peter Gleeson (M. Sc. Applied Geostats/Mining Geology) titled “Technical Report, Obotan Gold Project Mineral Resource Estimation – Update March 2012” dated May 25, 2012;

21.
technical report prepared by Peter Gleeson (B. Sc. Hons) (M. Sc.) (MAIGS) (MGSA), Duncan Pratt (B. Eng. Hons) (MAusIMM), Kobus du Plooy (B. Sc. Geol.), Bill Gosling (B. Eng.) (FAusIMM) titled “Adansi Gold Company (GH) Ltd, Obotan Gold Project, Amansie District, Ghana, National Instrument 43-101 Technical Report” dated March 9, 2012;

22.
technical report prepared by Peter Gleeson (M. Sc. Applied Geostats/Mining Geology), Trivindren Naidoo (M. Sc. Exploration Geology), Jessica Binoir (M. Sc. Exploration Geology) titled “Technical Report, Obotan Gold Project Mineral Resource Estimation” dated November 24, 2011;

23.
technical report prepared by Andrew Netherwood (AusIMM), Joe Amanor (AusIMM), Simon Meadows Smith (IOM3) titled “Kubi Gold Project, Ghana, West Africa, Independent Mineral Resource Estimation” dated December 3, 2010;

24.	certain recent press releases and other documents filed by Keegan and PMI on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

25.
discussions with senior management and the Board of Directors of Keegan concerning Keegan’s financial condition, technical data, its future business prospects, the Arrangement including the Company’s due diligence regarding the Arrangement and potential alternatives to the Arrangement;

26.	discussions with Keegan’s legal counsel;

27.	public information relating to the business, operations, financial performance and stock trading history of Keegan, PMI and selected public companies considered by us to be relevant;

28.	public information with respect to other transactions of a comparable nature considered by Canaccord Genuity to be relevant;

29.	public information regarding the precious metals industry;

30.	analyst research commentary on Keegan, PMI and other selected companies considered by Canaccord Genuity to be relevant;

31.	certain other technical and draft financial information of PMI made available to Canaccord Genuity;

32.
a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which this Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Keegan (the “Representation Letter”); and

33.	certain other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or any of its affiliates to any information under its or their control requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of Keegan or PMI and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of Keegan and PMI and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Canaccord Genuity that there have not been any prior valuations (as defined in Multilateral Instrument 61-101) of the Company or its material assets or liabilities or its securities within the two years preceding the date hereof.

Assumptions and Limitations

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities, assets or liabilities and has not been provided with any such valuation or appraisal.  This Opinion should not be construed as providing a formal valuation or appraisal of the Company or any of its securities, assets or liabilities.  Canaccord Genuity has, however, conducted such analyses as it considered necessary in the circumstances.  In addition, this Opinion is not, and should not be construed as, advice as to the price at which the Asanko Shares may trade at any future date. Canaccord Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement or otherwise in connection with the Arrangement.

With the Company’s approval and as provided for under the Engagement Agreement, Canaccord Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations with respect to the Company and PMI obtained by it from public sources or otherwise provided to us by or on behalf of the Company and its agents and advisors, directly or indirectly, orally or in writing, or otherwise obtained pursuant to the Engagement Agreement (collectively, the “Information”) and has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading.  The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information.  Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to financial models, forecasts, projections and estimates provided to Canaccord Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company, including the Company and PMI, is inherently subject to uncertainty.  We have assumed, with the approval of the Company, that such financial models, forecasts, projections and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgment of management of the Company, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to Canaccord Genuity in their capacity as senior officers in the Representation Letter delivered to Canaccord Genuity as of the date hereof, among other things, that except where updated or revised in a subsequently filed public disclosure document filed on SEDAR by the Company or in other information subsequently provided by the Company or any of its affiliates (as defined in the Securities Act (Ontario)) to Canaccord Genuity: (i) the Information relating to the Company and its affiliates as provided by the Company, or on behalf of the Company by its affiliates or any of its or their agents or representatives, to Canaccord Genuity, in writing for the purpose of the Engagement Agreement or obtained by Canaccord Genuity under the Company’s profile on SEDAR was, at the date the Information was provided to, or obtained by, Canaccord Genuity, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to Canaccord Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its affiliates, and no material change has occurred in the Information or any part thereof which could have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including among other things, that all the conditions required to complete the Arrangement described in the Arrangement Agreement will be satisfied or waived, that all necessary consents, permissions, approvals, exemptions or orders required from third parties or governmental authorities will be obtained without adverse condition or qualification, that the Arrangement will proceed as scheduled and without material additional costs to the Company or liabilities of the Company to third parties, that the procedures being followed to implement the Arrangement are valid and effective and that the disclosure to be provided in the Joint Management Information Circular with respect to Keegan and its subsidiary and affiliates and the Arrangement will be accurate in all material respects and comply with applicable securities laws.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates as they were reflected in the Information.  In its analyses and in preparing this Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity.

This Opinion has been provided for the use of and is to be relied upon by the Board and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Canaccord Genuity.  This Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to Canaccord Genuity’s attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw this Opinion with effect after the date hereof, but does not assume any obligation to update, revise or reaffirm this Opinion and Canaccord Genuity expressly disclaims any such obligation.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion.  The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.  This Opinion does not constitute a recommendation to the Board or any Keegan Shareholder as to whether Keegan Shareholders should vote in favour of the Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Keegan Shareholders.

Yours very truly,

Canaccord Genuity Corp.

Appendix H

(formerly Keegan Resources Inc.)

Unaudited pro forma consolidated financial statements

As at September 30, 2012 and
for the six months ended September 30, 2012
and the year ended March 31, 2012

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Statement of Financial Position
As at September 30, 2012			(Expressed in thousands of U.S dollars)
	Keegan Resources Inc.	PMI Gold Corporation	Pro forma adjustments	Note 4	Asanko Gold Inc. Pro forma Consolidated

Assets

Current assets:
Cash and cash equivalents	$185,824	$26,668	$131,767	(a)(b)(c)(d)(e)(f)	$344,259
Receivables	342	174	-		516
Prepaid expenses and deposits	510	544	-		1,054
	186,676	27,386	131,767		345,829

Noncurrent assets:
Plant and equipment	1,904	1,059	-		2,963
Investment in associate	627	-	-		627
Mineral interests and development assets	32,942	77,423	213,699	(g)	324,064
	35,473	78,482	213,699		327,654

Total assets	$222,149	$105,868	$345,466		$673,483

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$2,587	$6,439	$-		$9,026
	2,587	6,439	-		9,026

Noncurrent liabilities:
Asset retirement provision	9,374	-	-		9,374
Deferred income taxes		-	74,542	(g)	74,542
	9,374	-	74,542		83,916

Total liabilities	11,961	6,439	74,542		92,942

Shareholders' Equity

Share capital	313,227	122,359	258,436	(a)(b)(c)(d)(e)(g)	694,022
Equity reserves	31,477	8,392	(8,392)	(g)	31,477
Accumulated deficit	(134,516)	(31,322)	20,880	(f)(g)	(144,958)
Total shareholders' equity	210,188	99,429	270,924		580,541

Total liabilities and shareholders' equity	$222,149	$105,868	$345,466		$673,483

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended September 30, 2012			(Expressed in thousands of U.S dollars)

	Keegan Resources Inc.	PMI Gold Corporation (Note 5)	Pro forma adjustments	Note 4	Asanko Gold Inc. Pro forma Consolidated

Administration expenses:
Amortization	$55	$28	$-		$83
Consulting fees, directors' fees and wages and benefits	1,359	836	-		2,195
Office rent and administration	631	490	-		1,121
Professional fees	269	561	-		830
Regulatory fees, transfer agent and shareholder information	147	248	-		395
Sharebased payments	3,099	953	-		4,052
Travel, promotion and investor relations	974	453	-		1,427
	6,534	3,569	-		10,103

Exploration and evaluation expenditures	1,858	4	6,032	(i)	7,894

Other expenses (income):
Accretion expense	85	-	-		85
Bank charges and interest	18	-	-		18
Foreign exchange loss (gain)	(611)	671	-		60
Disposition on loss of control of subsidiary	-	-	-
Interest and other income	(410)	(228)	-		(638)
	(918)	443	-		(475)

Loss and comprehensive loss before taxes	7,474	4,016	6,032		17,522

Income taxes	-	30	-		30

Loss and comprehensive loss for for the period	$7,474	$4,046	6,032		$17,552

Loss per share - basic and diluted (note 7)	$(0.10)				$(0.10)

Weighted average number of shares outstanding (note 7)	75,549,171				171,949,314

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended March 31, 2012			(Expressed in thousands of U.S dollars)

	Keegan Resources Inc.	PMI Gold Corporation (Note 6)	Pro forma adjustments	Note 4	Asanko Gold Inc. Pro forma Consolidated

Administration expenses:
Amortization	$249	$40	$-		$289
Acquisition costs	-	-	10,443	(h)	10,443
Consulting fees, directors' fees and wages and benefits	4,379	1,139	-		5,518
Office rent and administration	1,236	986	-		2,222
Professional fees	852	965	-		1,817
Regulatory fees, transfer agent and shareholder information	313	260	-		573
Sharebased payments	8,847	1,865	-		10,712
Travel, promotion and investorrelations	1,936	684	-		2,620
	17,812	5,939	10,443		34,194

Exploration and evaluation expenditures	18,415	102	17,224	(i)	35,741

Other expenses (income):
Accretion expense	251	-	-		251
Bank charges and interest	57	-	-		57
Foreign exchange loss (gain)	1,295	68	-		1,363
Disposition on loss of control of subsidiary	1,882	-	-		1,882
Interest and other income	(1,558)	(1,453)	-		(3,011)
	1,927	(1,385)	-		542

Loss and comprehensive loss before taxes	38,154	4,656	27,667		70,477

Income taxes	-	120	-		120

Loss and comprehensive loss for for the period	$38,154	$4,776	$27,667		$70,597

Loss per share - basic and diluted (note 7)	$(0.51)				$(0.41)

Weighted average number of shares outstanding (note 7)	75,347,941				171,748,084

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2012 and for the six months ended September 30, 2012 and the year ended March 31, 2012
Expressed in U.S. dollars

1. Basis of presentation

The unaudited pro forma consolidated statement of financial position as at September 30, 2012 and unaudited pro forma consolidated statements of operations for the six months ended September 30, 2012 and the year ended March 31, 2012 of Asanko Gold Inc. (“Asanko” or “the Company”) have been prepared from the historical financial information of Keegan Resources Inc. (“Keegan”) after giving effect to the acquisition of all of the issued and outstanding common shares of PMI Gold Corporation (“PMI”) which is more fully described in Note 3 and other adjustments which are more fully described in Note 4.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)
An unaudited pro forma consolidated statement of financial position as at September 30, 2012 combining (i) the unaudited consolidated statement of financial position of Keegan as at September 30, 2012 and (ii) the unaudited consolidated statement of financial position of PMI as at September 30, 2012.

(b)
An unaudited pro forma consolidated statement of operations for the six months ended September 30, 2012 combining (i) the unaudited consolidated statement of operations of Keegan for the six months ended September 30, 2012 and (ii) the unaudited consolidated statement of operations of PMI for the six months ended September 30, 2012 (see Note 5 for compilation details).

(c)
An unaudited pro forma consolidated statement of operations for the year ended March 31, 2012 combining (i) the audited consolidated statement of operations of Keegan for the year ended March 31, 2012 and (ii) the unaudited consolidated statement of operations of PMI for the year ended March 31, 2012 (see Note 6 for compilation details).

The unaudited pro forma consolidated statement of financial position as at September 30, 2012 has been prepared as if the transaction described in Note 3 had occurred on September 30, 2012. The unaudited pro forma consolidated statements of operations for the six months ended September 30, 2012 and for the year ended March 31, 2012 have been prepared as if the transaction described in Note 3 had occurred on April 1, 2011.
These unaudited pro forma consolidated financial statements have been prepared from the historical financial information of Keegan and PMI as at and for the six months ended September 30, 2012 and for the year ended March 31, 2012 after giving effect to the transactions, assumptions and adjustments described in Notes 3 and 4. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Asanko which would have actually resulted had the transaction been effected on the dates indicated. Actual amounts recorded once the transaction is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future.
These unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes of Keegan and PMI referred to above.

2. Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Keegan's audited consolidated financial statements for the year ended March 31, 2012. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify any accounting policy differences between Keegan and PMI where the impact was potentially material and could be reasonably estimated. Upon review, a difference in accounting policies was noted whereby PMI capitalizes certain exploration and evaluation expenditures which would be expensed under Keegan's accounting policies. Pro forma adjustments have been made to exploration and evaluation expenses to reflect Keegan's policy. Further policy differences may be identified after completion and integration of the acquisition. Certain elements of PMI's consolidated financial statements have been reclassified to provide consistent classification format.

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2012 and for the six months ended September 30, 2012 and the year ended March 31, 2012
Expressed in U.S. dollars

3. Acquisition of PMI Gold Corporation

PMI and Keegan entered into an Arrangement Agreement dated December 5, 2012 (the “Arrangement”). Pursuant to the Arrangement, Keegan will change its name to Asanko Gold Inc. immediately prior to the completion of the transactions contemplated in the Arrangement. Asanko will then acquire all of the issued and outstanding PMI common shares such that each PMI shareholder will receive 0.21 common shares of Asanko for each PMI common share held. As a result, PMI will become a wholly owned subsidiary of Asanko. In addition, all outstanding options and warrants of PMI will be exchanged for options and warrants of Asanko that will entitle the holder to receive, upon exercise thereof, Asanko shares based upon the 0.21 exchange ratio and otherwise on the same terms and conditions as were applicable to the PMI options and warrants.

Asanko held no shares of PMI as at December 5, 2012. This transaction has been accounted for as a business combination with Asanko identified as the acquirer.

The unaudited pro forma consolidated financial statements assumes that the cost of acquisition will comprise the fair value of Asanko shares issued, based on the issuance of 86,921,643 Asanko shares at $3.97 per share and the consideration for replacement options and warrants of $3.1 million, for total consideration of $348.2 million. The consideration amount for Asanko's common shares is based on the closing share price on December 5, 2012. The ultimate purchase price will be determined based on the price of Asanko's common shares and the fair value of replacement options and warrants at the closing date of the transaction. A change of $0.10 per share would result in a change in the purchase price of approximately $8.7 million.

Asanko has not yet determined the fair value of all of the identifiable assets and liabilities acquired. Therefore, the excess of purchase consideration over the book values of PMI's assets and liabilities has been included in mineral interests. The increase in future income taxes is a result of the tax effect on the adjustment from book value to fair value of the mineral interests. Asanko is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any future income taxes arising upon the acquisition will be determined. Asanko will reassess its initial allocation once this process is completed and the final purchase price is known. The effect may include a transfer of an amount from mineral interests to goodwill.

Preliminary purchase price:	Thousands
86,921,643 million common shares of Asanko at $3.97	$345,079
Consideration for replacement options	3,099
$348,178

Net assets acquired:
Cash and cash equivalents	$136,261
Receivables	174
Prepaid expenses and deposits	544
Plant and equipment	1,059
Mineral interests and development assets	291,121
Accounts payable and accrued liabilities	(6,439)
Deferred income taxes	(74,542)
$348,178

4. Proforma assumptions and adjustments

PMI's functional and presentation currency is the Canadian dollar, whereas Keegan's is the US dollar. PMI's financial statements included in these unaudited pro forma consolidated financial statements have been translated to US dollars at an assumed rate of $1 Canadian equals $1 US.

The unaudited pro forma consolidated statement of financial position reflects the following adjustments as if the Arrangement had occurred on September 30, 2012:

a)
An increase in cash and shareholder's equity of $32.5 million to recognize the net proceeds received by Keegan from its November 5, 2012 equity financing. A total of 9,443,500 units (the “Units”) were issued. Each Unit consisted of one common share of Keegan as well as one warrant to purchase a common share of Keegan.

b)	An increase in cash of $108.8 million to recognize the net proceeds received by PMI from its November 13, 2012 equity financing. A total of 136,907,500 PMI common shares were issued.

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2012 and for the six months ended September 30, 2012 and the year ended March 31, 2012
Expressed in U.S. dollars

c)
An increase in cash of $0.6 million to recognize the proceeds received by PMI from 500,000 warrants exercised at $0.61 per share, on October 24, 2012 and 500,000 warrants exercised at $0.61 per share, January 15, 2013.

d)	An increase in cash of $0.2 million to recognize the proceeds received by PMI from 500,000 options exercised at $0.40 per share, on December 11, 2012.
e)	An increase in cash of $0.1 million to recognize the proceeds received by Keegan from 35,000 options exercised at $3.75 per share, on December 10, 2012.
f)
A decrease in cash and cash equivalents for the recording of Keegan's estimated transaction expenses totaling approximately $5.7 million and PMI's estimated transaction expenses totaling approximately $4.7 million.

g)	To record the acquisition of PMI at a purchase price of $348.2 million as detailed in Note 3 and to eliminate the book value of PMI's shareholders' equity accounts.

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the transaction with PMI had occurred on April 1, 2011:

h)	Transaction costs of $10.4 million relating to the acquisition.
i)
Expensing of exploration and evaluation costs of $6.0 million for the six months ended September 30, 2012 and $17.2 million for the year ended March 31, 2012 relating to exploration activities where the technical feasibility and commercial viability of the extraction of mineral resources has not been demonstrated.

5. PMI's statement of operations for the six months ended September 30, 2012

As PMI has a year end of June 30, 2012, the unaudited statement of operations of PMI for the six months ended September 30, 2012 included in the unaudited pro forma consolidated statement of operations have been compiled as follows from the following financial statements of PMI.

	Year ended June 30, 2012	Nine months ended March 31, 2012	Three months ended June 30, 2012	Three months ended September 30, 2012	Six months ended September 30, 2012
	(Thousands)
Administration expenses:
Amortization	$54	$39	$15	$13	$28
Consulting fees, directors' fees and wages and benefits	1,662	1,046	616	220	836
Office rent and administration	789	867	(78)	568	490
Professional fees	933	747	186	375	561
Regulatory fees, transfer agent and shareholder information	367	273	94	154	248
Sharebased payments	2,159	1,454	705	248	953
Travel, promotion and investor relations	751	491	260	193	453
	6,715	4,917	1,798	1,771	3,569

Exploration and evaluation expenditures	17	13	4		4

Other expenses (income):
Foreign exchange loss (gain)	769	170	599	72	671
Interest and other income	(1,172)	(1,009)	(163)	(65)	(228)
	(403)	(839)	436	7	443

Loss and comprehensive loss	6,329	4,091	2,238	1,778	4,016
before taxes

Income taxes	41	13	28	2	30

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2012 and for the six months ended September 30, 2012 and the year ended March 31, 2012
Expressed in U.S. dollars

for the period	$6,370	$4,104	$2,266	$1,780	$4,046

6. PMI’s statement of operations for the year ended March 31, 2012

As PMI has a year end of June 30, 2012, the unaudited statement of operations of PMI for the year ended March 31, 2012 included in the unaudited pro forma consolidated statement of operations have been compiled as follows from the following financial statements of PMI.

	Year ended June 30, 2011	Nine months ended March 31, 2011	Three months ended June 30, 2011	Nine months ended March 31, 2012	Year ended March 31, 2012
	(Thousands)
Administration expenses:
Amortization	$2	$2	$-	$40	$40
Consulting fees, directors' fees and wages and benefits	532	438	94	1,045	1,139
Office rent and administration	267	148	119	867	986
Professional fees	775	557	218	747	965
Regulatory fees, transfer agent and shareholder information	620	633	(13)	273	260
Sharebased payments	3,074	2,663	411	1,454	1,865
Travel, promotion and investor relations	602	410	192	492	684
	5,872	4,851	1,021	4,918	5,939

Exploration and evaluation expenditures	88	-	88	14	102

Other expenses (income):
Foreign exchange loss (gain)	(619)	(518)	(101)	169	68
Interest and other income	(516)	(72)	(444)	(1,009)	(1,453)
	(1,135)	(590)	(545)	(840)	(1,385)

Loss and comprehensive loss before taxes	4,825	4,261	564	4,092	4,656

Income taxes	108	-	108	12	120

Loss and comprehensive loss for for the period	$4,933	$4,261	$672	$4,104	$4,776

ASANKO GOLD INC.
Unaudited Pro Forma Consolidated Financial Statements
As at September 30, 2012 and for the six months ended September 30, 2012 and the year ended March 31, 2012
Expressed in U.S. dollars

7. Pro forma loss per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective April 1, 2011.

	Six months ended September 30, 2012	Year ended March 31, 2012

Weighted average number of Keegan shares outstanding	75,549,171	75,347,941
Adjustment to reflect Keegan's November 5, 2012 equity financing	9,443,500	9,443,500
Adjustment to reflect the exercise of Keegan's options on December 10, 2012	35,000	35,000
Adjustment to reflect acquisition of PMI	86,921,643	86,921,643
Pro forma weighted average number of shares outstanding	171,949,314	171,748,084
Pro forma adjusted loss (thousands)	$17,522	$70,597

Pro forma adjusted basic and diluted loss per share	$0.10	$0.41

Appendix I
Division 2 of Part 8 of the Business Corporations Act (British Columbia)

Pursuant to the Interim Order, Registered Securityholders are given rights analogous to rights of dissenting shareholders under Division 2 of Part 8 of the BCBCA with respect to the Arrangement. Such rights of dissent are described in this Information Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below. Pursuant to the Interim Order, in the BCBCA provisions included below, for purposes of the Arrangement, “shareholder” should be interpreted as “Securityholder” and “notice shares” should be interpreted as “notice Securities”.

DEFINITIONS AND APPLICATION

237 (1)	In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

RIGHT TO DISSENT

238 (1)	A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

WAIVER OF RIGHT TO DISSENT

239 (1)	A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)
If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)
If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

NOTICE OF RESOLUTION

240 (1)
If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)
If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)
If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

NOTICE OF COURT ORDERS

241
If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

NOTICE OF DISSENT

242 (1)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)
if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must

(a)
send written notice of dissent to the company on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)
The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

NOTICE OF INTENTION TO PROCEED

243 (1)	A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

COMPLETION OF DISSENT

244 (1)
A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)
Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)
Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

PAYMENT FOR NOTICE SHARES

245 (1)	A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)
pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

LOSS OF RIGHT TO DISSENT

246
The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

SHAREHOLDERS ENTITLED TO RETURN OF SHARES AND RIGHTS

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Appendix J
Description of the Keegan Option Plan

Description of the Keegan Option Plan

The Keegan Option Plan was adopted by the directors of Keegan on August 18, 2011 and was approved by Keegan Shareholders on September 27, 2011. It was established to provide incentive to qualified parties to increase their proprietary interest in Keegan and thereby encourage their continuing association with Keegan. The Keegan Option Plan is administered by the Keegan Board and provides that options will be issued to directors, officers, employees or consultants of Keegan, or a subsidiary of Keegan. The Keegan Option Plan is referred to as a “rolling plan” and provides that the number of Keegan Shares issuable under the Keegan Option Plan, together with all of Keegan’s other previously established or proposed share compensation arrangements, may not at any time exceed 10% of the total number of issued and outstanding Keegan Shares, however this base of shares increases as options are granted and exercised.

Material Terms of the Option Plan

The following is a summary of the material terms of the Keegan Option Plan:

(a)
Persons who are directors, officers, employees, consultants to Keegan, its subsidiaries or its affiliates, or who are employees of a management company providing services to Keegan are eligible to receive grants of options under the Keegan Option Plan.

(b)
Options may be granted only to a person or to a company that is wholly owned by persons eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)
All options granted under the Keegan Option Plan will be exercisable only by the optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an optionee, any vested option held by the deceased optionee at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option.

(d)	Vesting of options is determined by the Keegan Board and subject to the following:

(i)
The optionee remaining employed by or continuing to provide services to Keegan or any of its subsidiaries and affiliates as well as, at the discretion of the Keegan Board, achieving certain milestones which may be defined by the Keegan Board from time to time or receiving a satisfactory performance review by Keegan or any of its subsidiaries and affiliates during the vesting period; or;

(ii)	The optionee remaining as a director of Keegan or any of its affiliates during the vesting period; or

(iii)
If a change of control or take-over bid occurs, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control or take-over bid;

(e)
All options granted under the Keegan Option Plan are exercisable for a period of up to five years.  If the expiry of an option occurs during a period in which participants are restricted from trading Keegan Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(f)
The exercise price of the option is established by the Keegan Board at the time the option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Keegan Shares on the TSX for the five trading days preceding the date of the grant.

(g)
In the case where a participant ceases to be eligible under the Keegan Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant cease to be eligible.  In the case where a participant is terminated for cause, such participant’s options will not be exercisable following the date of such termination;

(h)
The plan considers that there will be a change of control of Keegan where one person owns or controls 20% or more of the Keegan Shares.  Upon such change of control, all outstanding options under the Keegan Option Plan will immediately vest and become exercisable by the participants of the Keegan Option Plan;

(i)	Subject to the policies of the TSX, the Keegan Option Plan may be amended by the Keegan Board without further shareholder approval to:

(i)	make amendments which are of a typographical, grammatical or clerical nature;

(ii)	change the vesting provisions of an option granted under the Keegan Option Plan;

(iii)	change the termination provision of an option granted under the Keegan Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv)	add a cashless exercise feature payable in cash or Keegan Shares;

(v)	make amendments necessary as a result in changes in securities laws applicable to Keegan;

(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if Keegan becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)	it may make such amendments as reduce, and do not increase, the benefits of the Keegan Option Plan to optionees.

(j)	The Keegan Option Plan is subject to restrictions that:

(i)
the number of Keegan Shares issuable to insiders as a group under the Keegan Option Plan, when combined with Keegan Shares issuable to insiders under all Keegan’s other share compensation arrangements, may not exceed 10% of the issued Keegan Shares within any 12 month period;

(ii)
the number of Keegan Shares issuable to insiders at any time as a group under the Keegan Option Plan, when combined with Keegan Shares issuable to Insiders under all Keegan’s other share compensation arrangements, may not exceed 10% of the issued Keegan Shares;

(iii)	options to purchase Keegan Shares granted to any one consultant within any 12 month period may not exceed 2% of the issued Keegan Shares;

(iv)
the number of Keegan Shares, in aggregate, issuable to all employees conducting Investor Relations Activities (as defined by TSX policies), in any 12 month period, must not exceed 2% of the issued and outstanding Keegan Shares;

(v)
all options granted to Consultants performing Investor Relations Activities (as defined by TSX Policies) must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

(vi)
no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further approval of the disinterested shareholders of Keegan; and

(vii)
the maximum aggregate number of Keegan Shares issuable upon exercise of options to non-employee directors must not exceed 1% of the total Keegan Shares outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis.

Keegan relies solely on the Keegan Board discussion without any formal objectives, criteria and analysis to determine option grants, which are then reviewed and, if determined acceptable, approved by the Keegan Compensation Committee.  The number of options granted is based on competitive industry standards of incentives, previous options granted, and extraordinary efforts.

At the Keegan Shareholders’ Meeting, Keegan Shareholders will be asked to consider, and if thought advisable, to approve, with or without variation, an ordinary resolution approving New Keegan Option Plan.  The New Keegan Option Plan is intended to replace the Keegan Option Plan in order to ensure compliance with current ASX Listing Rules and Australian regulations in connection with Keegan’s intended admission to the official list of the ASX.  See “Part VI – General Proxy Matters – Keegan – Particulars of Other Matters To Be Acted Upon at the Keegan Shareholders’ Meeting – Adoption of Amended and Restated Share Option Plan”.

Appendix K
New Keegan Option Plan

ASANKO GOLD INC. (the "Company")

SHARE OPTION PLAN

Dated for Reference February ♦, 2013

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1
The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the Exchange Policies and the Corporations Act and any inconsistencies between this Plan and the Exchange Policies or the Corporations Act, whether due to inadvertence or changes in the Exchange Policies or the Corporations Act, will be resolved in favour of the latter.

Definitions

1.2	In this Plan

(a)	Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

(b)	Associate has the meaning set out in the Securities Act;

(c)	ASX means ASX Limited (ACN 008 624 691) or the Australian Securities Exchange Limited as the context requires;

(d)	ASX Listing Rules means the listing rules of the ASX;

(e)	Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

(f)	Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

(ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding not less than 50% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company;

(g)	Common Shares means common shares without par value in the capital of the Company including those underlying CDIs;

(h)	CDI means a CHESS Depository Interest representing a unit of beneficial ownership in fully paid Common Shares registered in the name of CHESS Depositary Nominees Pty Ltd;

(i)	Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its Affiliates and successors according to law;

(j) Consultant has the meaning given in NI 45 106;

(k) Corporations Act means the Corporations Act 2001 (Cth);

(l) Directors means the directors of the Company as may be elected from time to time;

(m) Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to Common Shares beneficially owned by Insiders who are Service Providers or their Associates;

(n) Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

(o) Effective Date for an Option means the date of grant thereof by the Board;

(p) Employee means:

(i) a Person who is considered an employee under the Income Tax Act (i.e.
for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) a Person who works full-time for the Company or a subsidiary thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

(q) Exchange Policies means the TSX Policies and the ASX Listing Rules, as amended from time to time;

(r) Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(s) Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(t) Insider means:

(i)	an insider as defined in the TSX Policies or as defined in the Securities Act; or

(ii)	an Associate of any person who is an Insider by virtue of §(i) above;

(u) Investor Relations Activities means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

(v) Management Company Employee means a Person employed by another Person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or a Person engaged primarily in Investor Relations Activities;

(w) Market Price means the five-day volume weighted average trading price as calculated pursuant to TSX Policies;

(x) "NI 45 106" means National Instrument 45-106 - Prospectus Exempt Distributions of the Canadian Securities Administrators;

(y) "Officer" means, for an issuer, an individual who is:

(i) a chair or vice chair of the board of directors, or a chief executive officer, chief operating officer, chief financial officer, president, vice president, secretary, assistant secretary, treasurer, assistant treasurer or general manager,

(ii)	an individual who is designated as an officer under a bylaw or similar authority of the registrant or issuer, or

(iii)	an individual who performs functions similar to those normally performed by an individual referred to in paragraph (i) or (ii);

(z) Option means the right to purchase Common Shares granted hereunder to a Service Provider;

(aa) Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A attached hereto;

(bb) Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

(cc) Optionee means the recipient of an Option hereunder;

(dd) Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(ee) Participant means a Service Provider that becomes an Optionee;

(ff) Person means a company, any unincorporated entity, or an individual;

(gg) Plan means this share option plan, the terms of which are set out herein or as may be amended;

(hh) Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

(ii) Regulatory Approval means any approval required under the Exchange Policies and any other approval of any other stock exchange where the Company's shares may be listed;

(jj) Related Party means a "related party" as defined in section 9 of the Corporations Act;

(kk) Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, or any successor legislation;

(ll) Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital of which is beneficially owned by one or more Service Providers, but does not include a Person who is of a class of persons declared by the Board to be ineligible to receive grants of Options for the purposes of obtaining ASIC relief;

(mm) Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism (including, but not limited to, performance rights granted under the Company's performance rights plan) involving the issuance or potential issuance of Common Shares to a Service Provider from the Company's treasury;

(nn) Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders' meeting;

(oo) Takeover Bid means a take-over bid as defined in Multilateral Instrument 62-104 - Take-over Bids and Issuer Bids of the Canadian Securities Administrators, but does not include a "take-over bid" that is exempt from Part 2 of such document;

(pp) TSX means the Toronto Stock Exchange and any successor thereto; and

(qq) TSX Policies means the rules and policies of the TSX as amended from time to time.

Other Words and Phrases

1.3	Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Policies, will have the meaning assigned to them in the TSX Policies.

Gender

1.4	Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1	The Plan is hereby established to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Maximum Plan Shares

2.2
Subject to the Exchange Policies and any decision of the ASX, the maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan at any point in time is 10% of the Outstanding Shares at the time Plan Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under Share Compensation Arrangements other than this Plan, unless this Plan is amended pursuant to the requirements of the Exchange Policies.

Limitations on Issue in Australia

2.3	Options may not be offered under this Plan without the issue of a prospectus in accordance with Chapter 6D of the Corporations Act, if the aggregate of:

(a)	the number of Options to be issued;

(b)	the number of Common Shares which would be issued if all the current performance rights or options issued under any employment incentive scheme were exercised;

(c)
the number of Common Shares which would be issued if all the current performance rights or options issued under any employment incentive scheme, where the performance rights and options were issued during the preceding five years; and

(d)	all other Common Shares issued pursuant to any employee incentive scheme during the preceding five years;

(e)	but disregarding any offer made, options, performance rights or Common Shares issued by way of or as a result of:

(i)	an offer to a person situated at the time of receipt of the offer outside Australia;

(ii)	an offer that was an excluded offer or invitation within the meaning of the Corporations Act as it stood prior to the commencement of schedule 1 of the Corporate Law Economic Reform Program Act 1999;

(iii)	an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or
(iv)	an offer under a disclosure document,
                     would exceed 5% of the then current number of Common Shares on issue.

Eligibility

2.4
Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are not individuals will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its securities, or to issue more of its securities (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Options Granted Under the Plan

2.5
All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.6	Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Shareholder approval needed for Options to Directors

2.7
Unless a waiver has been granted, for so long as required by the ASX Listing Rules and/or the Corporations Act, the Company must obtain shareholder approval before Options may be granted to any Service Provider who is a Director of, or otherwise a Related Party of, the Company or to any person who in ASX's opinion the grant of Options to requires shareholder approval.

Options Not Exercised

2.8
In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for issue. For greater certainty options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Powers of the Board

2.9
The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to

(a)	allot Common Shares for issuance in connection with the exercise of Options;

(b)	grant Options hereunder;

(c)
subject to any necessary Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the Exchange Policies or other applicable legal requirements; and

(d)
delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Plan Restrictions

2.10 The Plan is subj ect to restrictions that:

(a)
the number of Common Shares issued to Insiders as a group under the Plan, when combined with Common Shares issued to Insiders under all the Company's other Share Compensation Arrangements, shall not exceed 10% of the issued Common Shares within any 12 month period;

(b)
the number of Common Shares issuable to Insiders at any time as a group under the Plan, when combined with Common Shares issuable to Insiders under all the Company's other Share Compensation Arrangements, shall not exceed 10% of the Company's issued Common Shares; and

(c)	no exercise price of an option granted to an Insider may be reduced nor an extension to the term of an option granted to an Insider be extended without Disinterested Shareholder Approval.

Amendment of the Plan by the Board of Directors

2.11 Subject to the requirements of the Exchange Policies and the Corporations Act and the
prior receipt of any necessary Regulatory Approval, the Board may in its absolute discretion, without shareholder approval, amend or modify the Plan or any Option granted as follows:

(a)	it may make amendments which are of a "housekeeping", typographical, grammatical or clerical nature;

(b)	it may change the vesting provisions of an Option granted hereunder or the Plan;

(c)	it may change the termination provision of an Option granted hereunder or the Plan which does not entail an extension beyond the original Expiry Date of an Option;

(d)	it may add a cashless exercise feature payable in cash or Common Shares to the Plan;

(f)
if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(e)	it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(g) it may make such amendments as reduce, and do not increase, the benefits of this Plan to Service Providers.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1	The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Market Price calculated the day before the grant.

Term of Option

3.2	An Option can be exercisable for a maximum of five years from the Effective Date.

Vesting of Options

3.3	Subject to the Exchange Policies and the Corporations Act, vesting of Options shall be at the discretion of the Board, and will generally be subject to:

(a)
the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries and Affiliates during the vesting period; or

(b)	the Service Provider remaining as a Director of the Company or any of its Affiliates during the vesting period; or

(c)
if a Change of Control or Take Over Bid occurs, Options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or Take Over Bid.

Optionee Ceasing to be Director, Employee or Service Provider

3.4
No Option may be exercised after the Service Provider has left his employ/office or has been advised by the Company that his services are no longer required or his service contract has expired, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b)
subject to the other provisions of this §3.4, an Option granted to any Service Provider will expire the earlier of the date of expiration of the term or 90 days after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option has vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(c)
in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same; and

(d)
in the event of a Director not being nominated for re-election as a Director of the Company, although consenting to act and being under no legal incapacity which would prevent the Director from being a member of the Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of the Meeting upon which the Director is not re-elected, and shall expire on the earlier of the date which is 90 days thereafter and not the expiration of the term of the Option.

Non Assignable

3.5	Subject to §3.4(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.6	The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)
in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)
in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)
in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)
in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.6;

(e)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(f)
the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.6, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g)
if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.6, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Optionees.

3.7	Notwithstanding §3.6, any adjustment of the number of Optioned Shares pursuant to the operation of §3.6 are to be changed in a manner consistent with ASX Listing Rules.

No Participation Rights

3.8
There are no participating rights or entitlements inherent in the Options and the Optionee will not be entitled to participate in new issues of capital which may be offered to holders of Shares before the Expiry Date of the Options without exercising their Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give the Optionees the opportunity (where available) to exercise their Options prior to the date for determining entitlements to participate in any such issue.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1
Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2	An Optionee who wishes to exercise his Option may do so by delivering

(a)	a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)	a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price by the Optioned Shares being acquired.

Tax Withholding and Procedures

4.3
Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in §4.2 and elsewhere in this Plan, and as a condition of exercise:

(a)	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b)	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

and must in all other respects follow any related procedures and conditions imposed by the Company.

The Company may appoint a share compensation administrative service at the Company's discretion and expense, to ^ordinate and administer the exercise of
Optioned Shares and to co-ordinate the payment of the Exercise Price therefor, including establishment of a web-based exercise and accounting function.

Delivery of Optioned Shares and Hold Periods

4.4 As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent, or a share compensation administrative service ("administrative service") chosen by the Company, to issue to the Optionee the appropriate number of Optioned Shares. The transfer agent or administrative service will either issue a certificate representing the Option Shares or a written notice in the case of uncertificated shares. Such certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under applicable securities laws.

ARTICLE 5
GENERAL

Overriding Restriction on Issue of Options

5.1
Notwithstanding the Plan or the terms of any Option, no Option may be offered, granted or exercised and no Common Share may be issued under the Plan if to do so would contravene the Company Manual, Corporations Act, the ASX Listing Rules or any other applicable law

ASIC Relief

5.2
Notwithstanding any terms of any Option or any provisions of this Plan to the contrary, every covenant or other provision set out in an exemption or modification granted from time to time by the ASIC in respect of the Plan pursuant to its power to exempt and modify the Corporations Act and required to be included in the Plan in order for that exemption or modification to have full effect, is deemed to be contained in the Plan. To the extent that any covenant or other provision deemed by this provision to be contained in the Plan is inconsistent with any other provision in the Plan, the deemed covenant or other provision shall prevail.

Compliance with Canadian Prospectus Requirements

5.3	If the Company grants Options and/or issues Optioned Shares to Service Providers resident in Canada, the Company may only do so where NI 45-106 has been complied with.

Employment and Services

5.4
Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.5
The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.6	The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Continuation of the Plan

5.7
This Plan will become effective from and after the date hereof, subject to any required Regulatory Approval, and will remain effective provided that the Plan, or any amended version thereof, receives Shareholder Approval on or before each third annual general meeting of the Company.

Termination

5.8	The Board reserves the right in its absolute discretion to terminate the Plan with respect to all Plan Shares in respect of Options which have not yet been granted hereunder.

SCHEDULE A

SHARE OPTION PLAN

 OPTION COMMITMENT

Notice is hereby given that, effective this _______  day of  ______________ ,  ________  (the "Effective
Date") Asanko Gold Inc. (the "Company") has granted to  ____________________________________
(the "Optionee"), an Option to acquire   ______________ Common Shares ("Optioned Shares") up to
5:00 p.m. Vancouver Time on the  __________ day of _________, _________(the "Expiry Date") at an
Exercise Price of Cdn$  __________per share.

Optioned Shares will vest and may be exercised as follows:

{COMPLETE ONE}

_____________ In accordance with Section 3.3 of the Plan

or

_____________ As follows:

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Plan, which are hereby incorporated herein and forms part hereof.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Service Provider (as defined in the Plan), entitled to receive Options under the Exchange Policies.

ASANKO GOLD INC.

_________________________________________
Authorized Signatory

Appendix L
Keegan Performance Rights Plan
ARBN # ♦
PERFORMANCE RIGHTS PLAN RULES

1.	DEFINITIONS AND INTERPRETATION	1
	1.1 Definition	1
	1.2Interpretation	3
2.	PERFORMANCE RIGHTS AND PERFORMANCE SHARES	4
	2.1 Maximum Number of Performance Shares	4
	2.2 Limitations	4
	2.3 Limitations on Issue in Australia	4
3.	GRANT OF PERFORMANCE RIGHTS	5
	3.1 Grant	5
	3.2 Information to be provided to Eligible Participants	6
4.	TRANSFER OF PERFORMANCE RIGHTS	6
5.	VESTING OF PERFORMANCE RIGHTS	6
	5.1 Vesting preconditions	6
	5.2 Rights attaching to Performance Rights	7
	5.3 Lapse of a Performance Right; Effect	7
	5.4 Cessation of employment of a Participant	8
	5.5 Ceasing to satisfy relevant conditions	8
	5.6 When employment ceases	8
	5.7 Fraudulent or dishonest actions	8
6.	ISSUE OF PERFORMANCE SHARES	9
	6.1 Vesting of Performance Right	9
	6.2 Performance Share ranking	9
	6.3 Listing of Shares on ASX	9
7.	RESTRICTION ON DISPOSAL OF PERFORMANCE SHARES	10
	7.1 Restriction Period	10
	7.2 Waiver restriction period	10
	7.3 No disposal of Performance Shares while restricted	10
	7.4 Enforcement of Restriction Period	10
	7.5 Lapse of restrictions attaching to Performance Shares	10
8.	TAKEOVERS, ARRANGEMENTS, WINDING-UP AND OTHER ADJUSTMENTS	10
	8.1 Adjustments	10
	8.2 Takeovers	11
	8.3 Compromise or arrangement	11
	8.4 Acquisition of Shares in Acquiring Company	11
	8.5 No right to participate	11

9.	AMENDMENTS	12
	9.1 Power to amend Plan	12
	9.2 Restrictions on amendments	12
	9.3 Notice of amendment	13
	9.4 Retrospectivity	13
10.	TRUST	13
11.	ATTORNEY	13
12.	MISCELLANEOUS	14
	12.1 Overriding Restriction on Issue of Performance Rights	14
	12.2 ASIC Relief	14
	12.3 Rights and obligations of Participant	14
	12.4 Power of the Board	15
	12.5 Tax liability	15
	12.6 Waiver of terms and conditions	15
	12.7 Dispute of disagreement	16
	12.8 Termination	16
	12.9 Non-Australian residents	16
	12.10 Communication	16
	12.11 Compliance with applicable law	16
	12.12 Compliance with Canadian prospectus requirements	16
	12.13 Laws governing Plan	17
13.	APPROVAL	17
	13.1 Approvals	17

1.                      DEFINITIONS AND INTERPRETATION
1.1                    Definitions

The meanings of the terms used in this agreement are set out below.

"ASX" means ASX Limited or the Australian Securities Exchange, as the context requires.

"ASX Listing Rules" means the official listing rules of the ASX as they apply to the Company from time to time.

"BCBCA" means the Business Corporations Act (British Columbia).

"Board" means the board of directors of the Company or a duly authorised committee of the Board.

"CDI" means a CHESS Depository Interest representing a unit of beneficial ownership in fully paid Shares registered in the name of CHESS Depositary Nominees Pty Ltd.

"Company" means Asanko Gold Inc., a company established under the BCBCA.

"Company Manual" means the Company Manual of the TSX binding the Company.

"Consultant" has the meaning given in NI 45-106.

"Corporations Act" means the Corporations Act 2001 (Cth).

"Director" means
(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company.

"Distribution" has the meaning assigned by the Securities Act (British Columbia), and generally refers to a distribution of securities by the Company from treasury.

"Eligible Participant" means an individual:

(a)	who is declared by the Board to be eligible to receive grants of Performance Rights under the Plan,

(b)	who is a bona fide Employee, Officer or Director of the Company or of a Group Company, and

(c) who is not of a class of persons declared by the Board to be ineligible to receive grants of Performance Rights under the Plan for the purposes of obtaining ASIC relief.

Employee means:

(a)	a Person who is considered an employee under the Income Tax Act (Canada);

(b)
a Person who works full-time for the Company or a subsidiary thereof providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)
a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source.

"Group Company" means the Company and its Subsidiaries and any other affiliate declared by the Board to be a member of the group for the purposes of the Plan.

"Insider" has the meaning given in the Company Manual.

"Market Price" has the meaning given in the Company Manual.

"NI 45$106" means National Instrument 45-106 - Prospectus Exempt Distributions of the Canadian Securities Administrators.

"Officer" means, for an issuer, an individual who is:

(a)
a chair or vice chair of the board of directors, or a chief executive officer, chief operating officer, chief financial officer, president, vice president, secretary, assistant secretary, treasurer, assistant treasurer or general manager,

(b)	an individual who is designated as an officer under a bylaw or similar authority of the registrant or issuer, or

(c)	an individual who performs functions similar to those normally performed by an individual referred to in paragraph (a) or (b);

"Participant" means a Person who holds a Performance Right or Performance Share from time to time.

"Performance Condition" means one or more conditions which must be satisfied or circumstances which must exist before a Performance Right vests, as determined by the Board.

"Performance Right" means an entitlement to a Performance Share subject to satisfaction of Performance Conditions and the corresponding obligation of the Company to provide the Performance Share, pursuant to a binding contract made by the Company and an Eligible Participant in the manner set out in these rules, such contract being subject to these rules.

"Performance Share" means a CDI or Share.

"Person" means a company, any unincorporated entity or an individual.

"Plan" means the Asanko Gold Inc. Performance Rights Plan as set out in these rules, subject to any amendments or additions made under rule 9.

"Security Based Compensation Arrangement" means any stock option plan, stock purchase plan and any other compensation or incentive mechanism involving the issuance or potential issuance of Shares or CDIs, or as described in the Company Manual.

"Shares" means the common shares in the capital of the Company (including those underlying CDIs).

"Share Compensation Arrangement" means (i) any Performance Right under this Plan and also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to a Eligible Participant from the Company's treasury or (ii) a Security Based Compensation Arrangement within the meaning of the Company Manual.

"Subsidiary" has the meaning given in NI 45-106.

"Takeover Bid" has the meaning given to "take-over bid" in Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, but does not include a "take-over bid" that is exempt from Part 2 of such instrument.

"TSX" means Toronto Stock Exchange.

1.2                      Interpretation

In the Plan, the following rules apply unless a contrary intention appears:
(a) headings are for convenience only and do not affect the interpretation of the Plan unless the context requires otherwise;

(b) any reference in the Plan to any enactment or the ASX Listing Rules or Company Manual includes a reference to that enactment or the ASX Listing Rules or Company Manual as from time to time amended, consolidated, re-enacted or replaced;

(c) any words denoting the singular include the plural and words denoting the plural include the singular;

(d) any words denoting one gender include the other gender;

(e) where any word or phrase is given a definite meaning in this Plan, any part of speech or other grammatical form of that word or phrase has a corresponding meaning; and

(f) any reference to the Board includes the Board, any committee of the Board, or any Person or body to which the Board has delegated its powers under this Plan.

    2.    PERFORMANCE RIGHTS AND PERFORMANCE SHARES

2.1 Maximum Number of Performance Shares

Subject to the ASX Listing Rules, the Company Manual and any decision of the ASX, the maximum aggregate number of Performance Shares that may be reserved for issuance under this Plan at any point in time is 10% of the outstanding Shares at the time Performance Shares are reserved for issuance, less any Shares reserved for issuance under Share Compensation Arrangements other than this Plan, unless this Plan is amended pursuant to the requirements of the ASX Listing Rules and the Company Manual.

2.2 Limitations

The Plan is subject to restrictions that:

(a) the number of Shares issued to Insiders as a group under this Plan, when combined with Shares issued to Insiders under all the Company's other Share Compensation Arrangements, shall not exceed 10% of the issued Shares within any 12 month period;

(b) the number of Shares issuable to Insiders at any time as a group under this Plan, when combined with Shares issuable to Insiders under all the Company's other Share Compensation Arrangements, shall not exceed 10% of the Company's issued Shares; and

(c) no exercise price of an option granted to an Insider may be reduced nor an extension to the term of an option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

2.3 Limitations on Issue in Australia

Performance Rights may not be offered under this Plan without the issue of a prospectus in accordance with Chapter 6D of the Corporations Act, if the aggregate of:

(a) the number of Performance Rights to be issued;

(b) the number of Shares which would be issued if all the current Performance Rights or Options issued under any employment incentive scheme were exercised;

(c) the number of Shares which would be issued if all the current Performance Rights or Options issued under any employment incentive scheme, where the Performance Rights and Options were issued during the preceding five years; and

(d) all other Shares issued pursuant to any employee incentive scheme during the preceding five years;

(e) but disregarding any offer made, Options, Performance Rights or Shares issued by way of or as a result of:

(i) an offer to a person situated at the time of receipt of the offer outside Australia;

(ii) an offer that was an excluded offer or invitation within the meaning of the Corporations Act as it stood prior to the commencement of schedule 1 of the Corporate Law Economic Reform Program Act 1999;

(iii) an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or

(iv) an offer under a disclosure document, would exceed 5% of the then current number of Shares on issue.

   3. GRANT OF PERFORMANCE RIGHTS

   3.1  Grant
(a) The Board may, from time to time, in its absolute discretion grant Performance Rights to an Eligible Participant upon the terms set out in the Plan and upon such additional terms and Performance Conditions as the Board determines (which may include granting Performance Rights in tranches).

(b) The Board may only grant Performance Rights where an Eligible Participant continues to satisfy any relevant conditions imposed by the Board (which may include, without limitation, that the Eligible Participant continues to be an Employee, Officer or Director of a Group Company at the relevant time).

(c) The number of Performance Rights granted by the Board shall be equivalent to the Board's determination of the value of the services to be provided by the Eligible Participant in satisfying the Performance Conditions divided by the Market Price at the date of grant.

(d) No payment is required for the grant of a Performance Right.

(e) At the time of the granting of a Performance Right, the Board shall be satisfied that the Performance Condition(s) to be satisfied by the Participant in order that the Performance Right vests, shall when satisfied, provide past services to the Company that would be equivalent to the money that the Company would receive had the Performance Share been issued for money.

3.2   Information to be provided to Eligible Participants

The Board will advise each Eligible Participant of the following minimum information regarding Performance Shares:

(a) the number of Performance Rights being offered (each entitling its holder to one Performance Share upon vesting of that Performance Right);
(b) the period or periods during which Performance Rights may vest;
(c) the dates and times when Performance Rights lapse;
(d) any amount that will be payable upon vesting of a Performance Right;
(e) any applicable Performance Conditions; and
(f) any other relevant conditions to be attached to the Performance Rights or the Performance Shares (including for example, any restrictions on transfer of the Performance Shares).

4. TRANSFER OF PERFORMANCE RIGHTS

(a) A Performance Right granted under the Plan is only transferable by force of law upon death to the Participant's legal personal representative or upon bankruptcy to the Participant's trustee in bankruptcy and then only in accordance with any other applicable legal requirements.

(b) Where rule 4(a) applies, the Performance Rights that are transferred shall lapse on the one year anniversary of the death of the Participant, notwithstanding any other term or condition of this Plan or the Performance Right.

(c) Where the Participant purports to transfer a Performance Right other than in accordance with rule 4(a), the Performance Right immediately lapses.

5. VESTING OF PERFORMANCE RIGHTS

5.1  Vesting pre-conditions

(a) Subject to rules 5.4, 8 and 12.6, a Performance Right granted under the Plan will not vest unless the Performance Conditions advised to the Participant by the Board pursuant to rule 3.2 have been satisfied.

(b) The vesting of a Performance Right will constitute satisfaction of the condition precedent to performance of the Company's obligation to provide a Performance Share to the Participant under that Performance Right pursuant to rule 6.1.

(c) The vesting of any Performance Right granted under the Plan will be effected in the form and manner determined by the Board, and, if an amount is payable on vesting of the Performance Right, will be accompanied by payment of the relevant amount advised to the Participant by the Board pursuant to rule 3.2.

(d) Notwithstanding rules 5.1(a) and subject to the ASX Listing Rules, the Company Manual and the BCBCA:

(i) the Board may vest some or all of a Participant's Performance Rights even if a Performance Condition has not been satisfied, if the Board considers that to do so would be in the interests of the Company;

(ii) the vesting of a Participant's Performance Rights may be subject to such further conditions as determined by the Board; and

(iii) a Performance Share may not be issued if the Board determines that the past services performed for the Company in satisfying the Performance Conditions are not equivalent to the money that the Company would receive if the Performance Share was issued for money.

5.2 Rights attaching to Performance Rights

(a) A Performance Right confers no right to vote, attend meetings, participate in any dividend, distribution of profit or a return of capital or any other rights or entitlements as a holder of a Share unless and until the Performance Right vests and a Performance Share has been issued.

(b) The Company will not apply for official quotation of the Performance Rights on the ASX, TSX or the NYSE MKT.

5.3 Lapse of a Performance Right; Effect

An unvested Performance Right will lapse upon the earliest to occur of:

(a) the date specified by the Board for the purposes of rule 3.2(c);
(b) the Performance Right lapsing in accordance with a provision of this rule 5;
(c) the Performance Right lapsing in accordance with rule 4(b) or 4(c);
(d) failure to meet the Performance Right's Performance Condition in the prescribed period;
(e) any other prescribed lapse set forth in these rules;

and in all cases, if the Performance Right has not vested or lapsed on or before the five year anniversary of the date of grant of the Performance Right, such Performance Right will lapse on the five year anniversary of the date of grant.

Where a Performance Right lapses without the issuance of a Performance Share, the Performance Right will return to the Plan and be available for re-issuance in accordance with this Plan.

Where this Plan references that a Performance Right lapses, upon lapsing, a Performance Right shall immediately thereafter be null and void and no longer entitle the holder under any circumstances to a Performance Share.

5.4 Cessation of employment of a Participant

Unless subject to a specific agreement with the Board, where a Participant ceases to be an Eligible Participant before a Performance Right has vested by reason of his death, disability, bona fide redundancy or other reason determined by the Board and at that time the Participant continues to satisfy any other relevant conditions imposed by the Board at the time of grant, the Board may determine the extent to which Performance Rights granted to the Participant will vest. If no determination is made by the Board within 2 months of the Participant ceasing to be an Eligible Participant, all Performance Rights held by the Participant will lapse.

5.5 Ceasing to satisfy relevant conditions

If the Participant ceases to be an Eligible Participant for any reason other than one set out in rule 5.4 or ceases to satisfy any other relevant conditions imposed by the Board at the time of grant, all Performance Rights held by the Participant will lapse.

5.6 When employment ceases

For the purposes of this Plan, a Participant will not be treated as ceasing to be an Eligible Participant until such time as the Participant is no longer an Eligible Participant on a permanent basis. Subject to applicable laws, at the discretion of the Board, a Participant who is granted an approved leave of absence and who exercises their right to return to work under any applicable award, enterprise agreement, other agreement, statute or regulation before the exercise of a Performance Right under the Plan will be treated for those purposes as not having ceased to be such an Eligible Participant.

5.7 Fraudulent or dishonest actions

(a) Unless varied by prior agreement with the Board, where, in the opinion of the Board, a Participant:

          (i) acts fraudulently or dishonestly;
       (ii) is in breach of his or her obligations to any Group Company (including any contractual obligation); or

(iii) breaches the BCBCA or the articles of the Company,

then the Board may deem any unvested Performance Rights of the Participant to have lapsed.

(b) Unless varied by prior agreement with the Board, where, in the opinion of the Board, a Participant's Performance Rights vest as a result of the fraud, dishonesty or breach of obligations of another Person and, in the opinion of the Board, the Performance Rights would not otherwise have vested, the Board may determine that the Performance Rights have not vested and may, subject to applicable laws, determine:

      (i) where Performance Shares have not been issued upon the vesting of a Performance Right, that the Performance Rights have not vested and reset the Performance Conditions applicable to the Performance Rights;
        (ii) where Performance Shares have vested, that the Participant pay the fair market value of the Performance Shares in money to the Company; or

   (iii) any other treatment in relation to Performance Rights or Performance Shares to ensure no unfair benefit is obtained by a Participant as a result of such actions of another Person.

    6.     ISSUE OF PERFORMANCE SHARES

       6.1 Vesting of Performance Right

Subject to the terms of this Plan, the Company must issue to the Participant or his or her nominee (as the case may be) of the number of Performance Shares in respect of which Performance Rights have vested.

6.2 Performance Share ranking

Any Performance Shares issued under the Plan upon vesting of a Performance Right will rank equally in all respects in respect of the class of Shares or CDI's (as the case may be) for the time being on issue except as regards to any rights attaching to such Shares or CDI's (as the case may be) by reference to a record date prior to the date of their allotment.

6.3 Listing of Shares on ASX

The Company will apply for quotation of CDI's issued under the Plan within the period required by ASX. The Company acknowledges that as part of the approval of the Plan by the TSX, it will apply to have the Performance Shares that could be issued under the Plan, conditionally listed by the TSX in accordance with the Company Manual.

7. RESTRICTION ON DISPOSAL OF PERFORMANCE SHARES

7.1 Restriction Period

Where the Board grants Performance Rights to a Participant, the Board may, in its absolute discretion, determine that a restriction period will apply to some or all of the Performance Shares issued to a Participant following vesting of their Performance Rights ("Restricted Shares"), up to a maximum of 5 years from the date of grant ("Restriction Period").

7.2 Waiver of restriction period

The Board may, in its sole discretion, having regard to the circumstances at the time, waive a Restriction Period determined pursuant to rule 7.1.

7.3 No disposal of Performance Shares while restricted

A Participant must not dispose of or otherwise deal with any Performance Shares issued to the Participant under the Plan while they are Restricted Shares.

7.4 Enforcement of Restriction Period

The Company may implement any procedure it considers appropriate to restrict a Participant from dealing with any Restricted Shares issued to a Participant for as long as those Performance Shares are Restricted Shares.

7.5 Lapse of restrictions attaching to Performance Shares

When a Performance Share ceases to be a Restricted Share, all restrictions on disposing of or otherwise dealing or purporting to deal with that Performance Share provided in or under these rules will cease.

8.	TAKEOVERS, ARRANGEMENTS, WINDING$UP AND OTHER ADJUSTMENTS

     8.1  Adjustments

Subject to this rule 8, in the event of any reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other corporate change involving a change to the Shares at any time after the grant of any Performance Rights to any Participant and prior to the vesting or lapsing of such Performance Rights, the Company shall deliver to such Participant at the time of any subsequent vesting of Performance Rights in lieu of the number of Performance Shares to which the Participant was therefore entitled upon such vesting, such number of Performance Shares as such Participant would have held as a result of such change if on the record date thereof the Participant had been the registered holder of the number of Performance Shares to which he was theretofore entitled to upon such vesting.

8.2 Takeovers

(a) In the event of a Takeover Bid, the Board may, in its absolute discretion, determine that all or a specified number of a Participant's Performance Rights vest where the Board is satisfied that the Performance Conditions applicable to those Performance Rights have been satisfied on a pro rata basis over the period from the date of grant to the date of the Takeover Bid.

(b) The Board must promptly give written notice to each Participant of the number of Performance Rights that vest pursuant to rule 8.2(b).

(c) Any Performance Right referred to in rule 8.2(a) which the Board determines does not vest will automatically lapse, unless the Board determines otherwise.

8.3 Compromise or arrangement

The Board may, in its absolute discretion, determine that all or a specified number of a Participant's Performance Rights vest where the Board is satisfied that the Performance Conditions applicable to those Performance Rights have been satisfied on a pro rata basis over the period from the date of grant to the relevant date where:
(a) a Court approves a proposed arrangement of the Company;
(b) the Company passes a resolution for voluntary winding up or liquidation; or
(c) an order is made for the compulsory winding up or liquidation of the Company.
If no determination is made or if the Board determines that some or all of a Participant's Performance Rights do not vest, those Performance Rights will automatically lapse.

8.4 Acquisition of Shares in Acquiring Company

If a company ("Acquiring Company") obtains all of the issued and outstanding Shares of the Company as a result of:

(a) a Takeover Bid, and subsequent squeeze out or compulsory acquisition; or

(b) a proposed plan of arrangement,

and the Company, the Acquiring Company and the Participant agree, a Participant may, upon vesting of Performance Rights, be provided with securities or other consideration of the Acquiring Company or its parent in lieu of Performance Shares, on substantially the same terms and subject to substantially the same conditions as the Performance Shares, but with appropriate adjustments to the number and kind of shares or CDI's subject to the Performance Rights.

8.5 No right to participate

Participants are not entitled to participate in any new issue of securities of the Company as a result of their holding Performance Rights.

9.     AMENDMENTS

9.1 Power to amend Plan

(a) Subject to rule 9.2, the ASX Listing Rules and the prior approval of the TSX, the Board may at any time by resolution, and without shareholder approval, amend or add to all or any of the provisions of the Plan, or the terms or conditions of any Performance Right granted under the Plan.

(b) If the Shares are listed on the TSX, the Company must issue a news release outlining the terms of the amendment.

(c) Notwithstanding the foregoing, if a proposed amendment would result in any of the following changes to the Plan, the approval of the holders of Shares is required:

(i) a reduction or elimination of the Performance Conditions attached to Performance Rights benefiting an Insider;

(ii) an extension of the term of a Performance Right benefiting an Insider;

(iii) any amendment to remove or to exceed the insider participation limit under the Company Manual;

(iv) an increase to the maximum number of Performance Shares issuable under the Plan or an increase in the percentage of Shares reserved for issuance under the Plan; or

(v) an amendment to these amending provisions of the Plan.

9.2 Restrictions on amendments

Without the consent of the Participant, no amendment may be made to the terms of any granted Performance Right which reduces the rights of the Participant in respect of that Performance Right, other than an amendment introduced primarily:

(a) for the purpose of complying with or conforming to present or future State or Commonwealth of Australia legislation governing or regulating the maintenance or operation of the Plan or like plans;

(b) for the purpose of complying with or conforming to any present or future TSX rules (including the Company Manual) or applicable securities laws regarding the maintenance or operation of the Plan, like plans, or Security Based Compensation arrangements generally;

(c) to correct any manifest error or mistake; or

(d) to take into consideration possible adverse tax implications in respect of the Plan arising from, amongst others, adverse rulings from the Commissioner of Taxation, changes to tax legislation (including an official announcement by the Commonwealth of Australia) and/or changes in the interpretation of tax legislation by a court of competent jurisdiction.

In addition:

(e) any amendment to a Performance Right granted to a Person who is an Insider at the time of such amendment are to be amended in a manner consistent with the ASX Listing Rules, the Company Manual and Corporations Act; and

(f) any Performance Right granted pursuant to this Plan must be outstanding for at least one year before the Company may extend its term provided in all cases that any such extension shall not exceed five years from the original grant date.

9.3  Notice of amendment

As soon as reasonably practicable after making any amendment under rule 9.1, the Board will give notice in writing of that amendment to any Participant affected by the amendment.

9.4  Retrospectivity

Subject to the provisions of this rule 9, any amendment made pursuant to rule 9 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

10.  TRUST

(a) The Board may at any time:

(i) establish a trust for the sole purpose of acquiring and holding Performance Shares in respect of which a Participant may or has exercised vested Performance Rights, including for the purpose of enforcing the trading provisions under rule 7; and

(ii) appoint a trustee to act as trustee of the trust.

(b) The trustee will hold the Performance Shares as trustee for and on behalf of a Participant as beneficial owner upon the terms of the trust.

(c) Without limiting rule 9, the Board may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of these rules to effect the establishment of a trust and the appointment of a trustee as detailed in this rule.

11. ATTORNEY

(a) Each Participant, in consideration of a grant of Performance Rights, will be deemed to irrevocably appoint the Company and any Person nominated from time to time by the Board (each "an Attorney"), severally, as the Participant's attorney to complete and execute any documents including without limitation:

(i) applications for Performance Shares;
(ii) an agreement as referred to in rule 8.4; or
(iii) any other document or agreement to give effect to rule 8; and
(iv) to do all acts or things on behalf of and in the name of the Participant which may be convenient or necessary for the purpose of giving effect to the provisions of these rules.

(b) The Participant will be deemed to covenant that the Participant will ratify and confirm any act or thing done pursuant to the power granted in rule 11(a) and will release the Company, the Board, each Group Company and each attorney from any liability arising from the exercise of the powers conferred by rule 11(a) and will indemnify and hold harmless the Company, the Board, each Group Company and the attorney from any liability arising from the exercise of the powers conferred by rule 11(a).

     12.    MISCELLANEOUS

12.1 Overriding Restriction on Issue of Performance Rights

Notwithstanding the Plan or the terms of any Performance Right, no Performance Right may be offered, granted or exercised and no CDI or Share may be issued under the Plan if to do so would contravene the Company Manual, Corporations Act, the ASX Listing Rules or any other applicable law.

12.2 ASIC Relief

Notwithstanding any terms of any Performance Right or any provisions of this Plan to the contrary, every covenant or other provision set out in an exemption or modification granted from time to time by the ASIC in respect of the Plan pursuant to its power to exempt and modify the Corporations Act and required to be included in the Plan in order for that exemption or modification to have full effect, is deemed to be contained in the Plan. To the extent that any covenant or other provision deemed by this provision to be contained in the Plan is inconsistent with any other provision in the Plan, the deemed covenant or other provision shall prevail.

12.3 Rights and obligations of Participant

(a) Unless the subject of an express provision in an employment contract, the rights and obligations of any Eligible Participant under the terms of their office, employment or contract with a Group Company are not affected by their participating in the Plan.

(b) These rules will not form part of and are not incorporated into any contract of any Eligible Participant (whether or not they are an Employee of a Group Company) but will govern the terms of any Performance Rights agreed to be granted pursuant to any agreement.

(c) No Participant will have any right to compensation or damages in consequence of the termination of their office, employment or other contract with a Group Company for any reason whatsoever in so far as those rights arise or may arise from their ceasing to have rights under the Plan as a result of such termination.

(d) The granting of Performance Rights under this Plan shall not impose upon the Company any obligation whatsoever to retain the Eligible Participant.

12.4 Power of the Board

(a) The Plan is administered by the Board which has power to:

(i) determine appropriate procedures for administration of the Plan consistent with these rules; and

(ii) delegate to any one or more Persons (including a committee of the Board) for such period and on such conditions as it may determine the exercise of any of its powers or discretions arising under the Plan.

(b) Except as otherwise expressly provided in the Plan, the Board has absolute and unfettered discretion to act or refrain from acting under or in connection with the Plan or any Performance Rights under the Plan and in the exercise of any power or discretion under the Plan.

(c) Each grant of Performance Rights under the Plan shall be evidenced by a resolution of the Board, or if permitted by the BCBCA, a delegate under rule 12.4(a)(ii).

12.5  Tax liability

If the Company has an obligation in relation to a tax liability in relation to the granting, vesting or exercise of the Performance Rights under the Plan, notwithstanding any other provisions of the Plan, the Company may sell such number of Performance Shares or enter into alternative arrangements with the Participant which are acceptable to the Company, in order to cover and settle such tax liability.

12.6  Waiver of terms and conditions

Subject to the terms of this Plan, the BCBCA and the articles of the Company, notwithstanding any other provisions of the Plan, the Board may at any time waive in whole or in part any terms or conditions (including any Performance Condition) in relation to any Performance Rights granted to any Participant.

     12.7 Dispute or disagreement

In the event of any dispute or disagreement as to the interpretation of the Plan, or as to any question or right arising from or related to the Plan or to any Performance Rights granted under it, the decision of the Board is final and binding.

     12.8 Termination

The operation of the Plan may be suspended or terminated at any time at the absolute discretion of the Board.

      12.9 Non-Australian residents

When a Performance Right is granted under the Plan to a Person who is not a resident of Australia the provisions of the Plan apply subject to such alterations or additions as the Board determines having regard to any applicable or relevant laws, matters of convenience and desirability and similar factors which may have application to the Participant or to any Group Company in relation to the Performance Right.

12.10 Communication

(a) Any notice or other communication under or in connection with the Plan may be given by personal delivery or by sending the same by post or facsimile, in the case of a company to its registered office, and in the case of an individual to the individual's last notified address, or, where a Participant is a Director or Employee of a Group Company, either to the Participant's last known address or to the address of the place of business at which the Participant performs the whole or substantially the whole of the duties of the Participant's office or employment.

(b) Where a notice or other communication is given by post, it is deemed to have been received 48 hours after it was put into the post properly addressed and stamped. Where a notice or other communication is given by facsimile, it is deemed to have been received on completion of transmission.

12.11 Compliance with applicable law

Notwithstanding anything in this Plan, the terms of Performance Rights granted under the Plan and all things done under the Plan must comply with all applicable requirements of the Corporations Act, the BCBCA, the articles of the Company, the ASX Listing Rules, the Company Manual and any other applicable laws.

12.12 Compliance with Canadian prospectus requirements

If the Company grants Performance Rights and/or issues Performance Shares to Participants resident in Canada, the Company may only do so where NI 45-106 has been complied with.

12.13  Laws governing Plan

The Plan and any Performance Rights issued under it are governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
13.   APPROVAL
13.1 Approvals
(a) This Plan was duly approved by the shareholders of the Company on [♦], 2013.
(b) This Plan was duly approved by the TSX on ♦, 2013.

Appendix M
Keegan New Articles

ASANKO GOLD INC. (the "Company")

The Company has as its articles the following articles.
Full name and signature of authorized signatory	Date of signing

PART 1 INTERPRETATION

Definitions

1.1 In these Articles, unless the context otherwise requires:

(a) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(b) "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c) "Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d) "legal personal representative" means the personal or other legal representative of the shareholder;

(e) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(f) "seal" means the seal of the Company, if any.

Business Corporations Act and Interpretation Act Definitions Applicable

1.2 The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1 The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

   Form of Share Certificate

2.2 Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

    Shareholder Entitled to Certificate or Acknowledgment

2.3 Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

 Delivery by Mail

2.4 Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5 If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

      (a) order the share certificate or acknowledgment, as the case may be, to be cancelled; and
(b) issue a replacement share certificate or acknowledgment, as the case may be.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6 If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

       (a) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and
(b) any indemnity the directors consider adequate.

Splitting Share Certificates
2.7 If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8 There must be paid as a fee to the Company for issuance of any share certificate under §2.5, §2.6 or §2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the Business Corporations Act.

Recognition of Trusts and Partial Interests in Shares

2.9 Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3
ISSUE OF SHARES

Directors Authorized

3.1 Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2 The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Brokerage

3.3 The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

3.4 Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:
(i) past services performed for the Company;
(ii) property;
(iii) money; and
(b) the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under §3.1.

Share Purchase Warrants and Rights

3.5 Subject to the Business Corporations Act, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4
SHARE REGISTERS

Central Securities Register and any Branch Securities Register

4.1                      As required by and subj ect to the Business Corporations Act, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

Closing Register

4.2                      The Company must not at any time close its central securities register.

PART 5
SHARE TRANSFERS

Registering Transfers

5.1 A transfer of a share of the Company must not be registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

Form of Instrument of Transfer

5.2 The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

Transferor Remains Shareholder

5.3 Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4 If a shareholder, or his or her duly authorized attorney, signs an authorized instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

               (a) in the name of the person named as transferee in that instrument of transfer; or
(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5 Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6 There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

PART 6
TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1 In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

Rights of Legal Personal Representative

6.2 The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

PART 7
PURCHASE OF SHARES

Company Authorized to Purchase Shares

7.1                      Subject to §7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

Purchase When Insolvent

7.2 The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

Redemption of Shares

7.3 If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

Sale and Voting of Purchased Shares

7.4 If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:
(a) is not entitled to vote the share at a meeting of its shareholders;
(b) must not pay a dividend in respect of the share; and
(c) must not make any other distribution in respect of the share.

PART 8
BORROWING POWERS

Powers of Company

8.1                      The Company, if authorized by the directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Bonds, Debentures, Debt

8.2                      Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

PART 9
ALTERATIONS

Alteration of Authorized Share Structure

9.1                      Subject to §9.2 and the Business Corporations Act, the Company may:

(a) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(i) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(ii) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(iii) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(iv) if the Company is authorized to issue shares of a class of shares with par value:

(A) decrease the par value of those shares; or

(B) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(v) change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(vi) alter the identifying name of any of its shares; and

(b) by ordinary resolution otherwise alter its shares or authorized share structure.

Special Rights and Restrictions

9.2 Subject to the Business Corporations Act, the Company may:

(a) by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(b) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

Change of Name

9.3 The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

Other Alterations

9.4 The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(a) by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(b) if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

PART 10
MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1                     Unless an annual general meeting is deferred or waived in accordance with the
Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

10.2 If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.
Calling of Meetings of Shareholders

10.3 The directors may, whenever they think fit, call a meeting of shareholders.

Location of Meetings of Shareholders

10.4 A meeting of the Company may be held:
(a) in the Province of British Columbia;
(b) at another location outside British Columbia if that location is:
(i) approved by resolution of the directors before the meeting is held; or
(ii) approved in writing by the Registrar of Companies before the meeting is held.

Notice for Meetings of Shareholders

10.5 Subject to §10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:
(a) if and for so long as the Company is a public company, 21 days;
(b) otherwise, 10 days.

Record Date

10.6                    The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;
(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7 The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

Notice of Special Business at Meetings of Shareholders

10.8 If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document :

(i) will be available for inspection by shareholders at the Company's head office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(ii) may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

PART 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
Special Business

11.1                     At a meeting of shareholders, the following business is special business:
(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;
(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;
(iv) the setting or changing of the number of directors;
(v) the election or appointment of directors; the appointment of an auditor;
(vi) the setting of the remuneration of an auditor;
(vii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(viii) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Majority

11.2 The majority of votes required for the Company to pass a special resolution (when such resolution is required by law) at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Quorum

11.3 Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or by proxy.

Other Persons May Attend

11.4 The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.5 No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.6 If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of Quorum at Succeeding Meeting

11.7 If at the meeting to which the meeting referred to in §11.6(b) was adj ourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting shall constitute a quorum.

Chair

11.8 The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; or

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.9 If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.10 The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.11 It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.12                      Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.13 The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.14 No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.15 In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.
Manner of Taking Poll

11.16 Subj ect to §11.17, if a poll is duly demanded at a meeting of shareholders:
(a) the poll must be taken:
(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and
(c) the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.17                     A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.18 In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Casting of Votes

11.19 On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Demand for Poll

11.20 No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.21 The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.22 The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12
VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1                      Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2 A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3 If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either in person or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4 Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders.

Representative of a Corporate Shareholder

12.5 If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii) at the discretion of the chair, be provided at the meeting to the chair of the meeting or to a person designated by the chair of the meeting;

(b) if a representative is appointed under this §12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and (ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

Proxy Provisions Do Not Apply to All Companies

12.6 §12.7 to §12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

Appointment of Proxy Holders

12.7 Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8 A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

When Proxy Holder Need Not Be Shareholder

12.9 A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under §12.5;

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

Deposit of Proxy

12.10 A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Validity of Proxy Vote

12.11 A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(b) by the chair of the meeting, before the vote is taken.

Form of Proxy

12.12 A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

______________________________
Signed [month, day, year]

_____________________________
[Signature of shareholder]

______________________________
[Name of shareholder—printed]

Revocation of Proxy

12.13 Subject to §12.14, every proxy may be revoked by an instrument in writing that is:

       (a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(b) provided, at the meeting, to the chair of the meeting.

Revocation of Proxy Must Be Signed

12.14 An instrument referred to in §12.13 must be signed as follows:
(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15 The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

Electronic Meetings and Voting

12.16 The directors may determine that a meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the directors determine to make one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the directors determine to make one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Company must enable the votes to be gathered in a manner that adequately discloses the intentions of the shareholders and permits a proper tally of the votes to be presented to the Company. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

PART 13
DIRECTORS

Number of Directors

13.1 The number of directors shall be determined from time to time by the board of directors but shall not be fewer than three (3) directors if the Company is a public company.

Change in Number of Directors

13.2 If the number of directors is set under §13.1:

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

Directors' Acts Valid Despite Vacancy

13.3 An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4 A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

Remuneration of Directors

13.5 The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Reimbursement of Expenses of Directors

13.6 The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7 If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8                     Unless otherwise determined by ordinary resolution, the directors on behalf of the
Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14
ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1 At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2 No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

Failure to Elect or Appoint Directors

14.3 If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

Places of Retiring Directors Not Filled

14.4 If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5 Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6 The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

Shareholders May Fill Vacancies

14.7 If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8 Notwithstanding §13.1 and §13.2, between annual general meetings or unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this §14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8.
Any director so appointed ceases to hold office immediately upon the next election or appointment of directors under §14.1(a), but is eligible for re-election or re-appointment.

Ceasing to be a Director

14.9                     A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10                      The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11                      The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15
ALTERNATE DIRECTORS

Appointment of Alternate Director

15.1                     Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

Notice of Meetings

15.2 Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

Alternate for More Than One Director Attending Meetings

15.3 A person may be appointed as an alternate director by more than one director, and an alternate director:

(a) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

Consent Resolutions

15.4 Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.
Alternate Director Not an Agent

15.5 Every alternate director is deemed not to be the agent of his or her appointor.
Revocation of Appointment of Alternate Director

15.6 An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

Ceasing to be an Alternate Director

15.7 The appointment of an alternate director ceases when:

(a) his or her appointor ceases to be a director and is not promptly re-elected or re- appointed;

(b) the alternate director dies;

       (c) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;
(d) the alternate director ceases to be qualified to act as a director; or
(e) his or her appointor revokes the appointment of the alternate director.

Remuneration and Expenses of Alternate Director

15.8                      The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

PART 16
POWERS AND DUTIES OF DIRECTORS

Powers of Management

16.1 The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

Appointment of Attorney of Company

16.2 The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

Remuneration of Auditors

16.3 The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

PART 17
DISCLOSURE OF INTEREST OF DIRECTORS

Obligation to Account for Profits

17.1 A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

Restrictions on Voting by Reason of Interest

17.2 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

17.3 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

17.4 A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Director Holding Other Office in the Company

17.5 A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

17.6 No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company is invalid merely because:

(a) a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction;

(b) a director of senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(c) the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

Professional Services by Director or Officer

17.7 Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

17.8 A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 18
PROCEEDINGS OF DIRECTORS

Meetings of Directors

18.1 The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

18.2 Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.
Chair of Meetings

18.3 The following individual is entitled to preside as chair at a meeting of directors:
(a) the chair of the board, if any;
(b) in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(c) any other director or officer chosen by the directors if:

(i) neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president is willing to chair the meeting; or

(iii) the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Meetings by Telephone or Other Communications Medium

18.4 A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this §18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

18.5 A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

18.6 Other than for meetings held at regular intervals as determined by the directors pursuant to §18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in §24.1 or orally or by telephone.

When Notice Not Required

18.7 It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director or alternate director, as the case may be, has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

18.8 The accidental omission to give notice of any meeting of directors to, or the non- receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

18.9 Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Quorum

18.10 The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

18.11 Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

18.12 A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this §18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 19
EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

19.1 The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Appointment and Powers of Other Committees

19.2 The directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv) the power to appoint or remove officers appointed by the directors; and

(c) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Obligations of Committees

19.3 Any committee appointed under §19.1 or §19.2, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and (b) report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

Powers of Board

19.4 The directors may, at any time, with respect to a committee appointed under §19.1 or §19.2:

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;
(b) terminate the appointment of, or change the membership of, the committee; and
(c) fill vacancies in the committee.
Committee Meetings

19.5 Subject to §19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §19.1 or §19.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 20
OFFICERS

Directors May Appoint Officers

20.1 The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.
Functions, Duties and Powers of Officers

20.2 The directors may, for each officer:

(a) determine the functions and duties of the officer;

       (b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

       (c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

20.3 No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

20.4 All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 21
INDEMNIFICATION

Definitions

21.1 In this Part 21, "expenses" has the meaning set out in the Business Corporations Act.

Mandatory Indemnification of Directors and Officers

21.2 The directors must cause the Company to indemnify its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section.

Mandatory Payment of Expenses of Directors and Officers

21.3 The directors must cause the Company to pay the expenses reasonably and actually incurred by its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity referred to in this section.

Indemnification

21.4 Subject to any restrictions in the Business Corporations Act and these Articles, the Company may indemnify any other person.

Non-Compliance with Business Corporations Act

21.5 The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

Company May Purchase Insurance

21.6 The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was a director, alternate director, officer, employee or agent of the Company;

(b) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

PART 22
DIVIDENDS

Payment of Dividends Subject to Special Rights

22.1 The provisions of this Part 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

22.2 Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

22.3 The directors need not give notice to any shareholder of any declaration under §22.2.

Record Date

22.4 The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

Manner of Paying Dividend

22.5 A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

Settlement of Difficulties

22.6 If any difficulty arises in regard to a distribution under §22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

       (a) set the value for distribution of specific assets;
       (b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and
(c) vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

22.7 Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

   22.8 All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

22.9 If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

22.10 No dividend bears interest against the Company.

Fractional Dividends

22.11 If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

22.12 Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Surplus

22.13 Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

PART 23
DOCUMENTS, RECORDS AND REPORTS

Recording of Financial Affairs

23. 1                      The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

Inspection of Accounting Records

23.2                      Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 24
NOTICES

Method of Giving Notice

24.1 Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

Deemed Receipt of Mailing

24.2 A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in §24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

Certificate of Sending

24.3 A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by §24.1, prepaid and mailed or otherwise sent as permitted by §24.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

24.4 A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

Notice to Trustees

24.5 A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 25
 SEAL

Who May Attest Seal

25.1                      Except as provided in §25.2 and §25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:
(a) any two directors;
(b) any officer, together with any director;
(c) if the Company only has one director, that director; or
(d) any one or more directors or officers or persons as may be determined by the directors.

Sealing Copies

25.2 For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite §25.1, the impression of the seal may be attested by the signature of any director or officer.

Mechanical Reproduction of Seal

25.3 The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 26
PROHIBITIONS

Definitions

26.1                      In this Part 26:

(a) "designated security" means:

(i) a voting security of the Company;

(ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

       (b) "security" has the meaning assigned in the Securities Act (British Columbia);

       (c) "voting security" means a security of the Company that:

(i) is not a debt security, and
(ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Application

26.2 §26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

Consent Required for Transfer of Shares or Designated Securities

26.3 No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 27
COMPLIANCE (OR INCONSISTENCY) WITH THE LISTING RULES OF ASX
LIMITED

27.1                      If the Company is admitted to the Official List of ASX Limited, the following clauses apply:

(a) notwithstanding anything contained in these Articles, if the Listing Rules* of the ASX Limited prohibit an act being done, the act shall not be done;

(b) nothing contained in these Articles prevents an act being done that the Listing Rules of ASX Limited require to be done;

(c) if the Listing Rules of ASX Limited require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules of ASX Limited require these Articles to contain a provision and it does not contain such a provision, these Articles are deemed to contain that provision;

(e) if the Listing Rules of ASX Limited require these Articles not to contain a provision and it contains such a provision, these Articles are deemed not to contain that provision; and

(f) if any provision of these Articles are or become inconsistent with the Listing Rules of ASX Limited, these Articles are deemed not to contain that provision to the extent of the inconsistency.

* "Listing Rules" means the Listing Rules of ASX Limited and any other rules of ASX Limited which are applicable while the Company is admitted to the Official List of ASX
Limited, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX Limited."

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